Filed Pursuant to Rule 424(b)(3)
File No. 333-217740

PROSPECTUS

Fortive Corporation

Offer to Exchange

up to $300,000,000 1.800% Senior Notes due 2019 that have been registered under the Securities Act of 1933, as amended (the “Securities Act”) for any and all of our outstanding unregistered 1.800% Senior Notes due 2019

and

up to $750,000,000 2.350% Senior Notes due 2021 that have been registered under the Securities Act for any and all of our outstanding unregistered 2.350%

Senior Notes due 2021

and

up to $900,000,000 3.150% Senior Notes due 2026 that have been registered under the Securities Act for any and all of our outstanding unregistered 3.150%

Senior Notes due 2026

and

up to $550,000,000 4.300% Senior Notes due 2046 that have been registered under the Securities Act for any and all of our outstanding unregistered 4.300%

Senior Notes due 2046

Terms of the Exchange Offer

We are offering:

•	$300,000,000 in aggregate principal amount of new 1.800% Senior Notes due 2019 (the “New 2019 Notes”) in exchange for an equal amount of outstanding 1.800% Senior Notes due 2019 (the “Old 2019 Notes,” and together with the New 2019 Notes, the “2019 Notes”);

•	$750,000,000 in aggregate principal amount of new 2.350% Senior Notes due 2021 (the “New 2021 Notes”) in exchange for an equal amount of outstanding 2.350% Senior Notes due 2021 (the “Old 2021 Notes,” and together with the New 2021 Notes, the “2021 Notes”);

•	$900,000,000 in aggregate principal amount of new 3.150% Senior Notes due 2026 (the “New 2026 Notes”) in exchange for an equal amount of outstanding 3.150% Senior Notes due 2026 (the “Old 2026 Notes,” and together with the New 2026 Notes, the “2026 Notes”); and

•	$550,000,000 in aggregate principal amount of new 4.300% Senior Notes due 2046 (the “New 2046 Notes”) in exchange for an equal amount of outstanding 4.300% Senior Notes due 2046 (the “Old 2046 Notes,” and together with the New 2046 Notes, the “2046 Notes”)

We refer to the Old 2019 Notes, the Old 2021 Notes, the Old 2026 Notes and the Old 2046 Notes collectively in this prospectus as the “Old Notes.” We refer to the New 2019 Notes, the New 2021 Notes, the New 2026 Notes and the New 2046 Notes collectively in this prospectus as the “New Notes.”

•	The exchange offer expires at 5:00 p.m., New York City time, on June 14, 2017 unless extended. We do not currently intend to extend the expiration date.

•	Tenders of Old Notes may be withdrawn at any time prior to the expiration date.

•	All Old Notes that are validly tendered and not validly withdrawn will be exchanged.

•	The exchange of Old Notes for New Notes generally will not be a taxable exchange for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	The terms of the New Notes to be issued in the exchange offer are substantially the same as the terms of the Old Notes, except that the offer of the New Notes is registered under the Securities Act, and the New Notes have no transfer restrictions, rights to additional interest or registration rights.

•	The New Notes will not be listed on any securities exchange. A public market for the New Notes may not develop, which could make selling the New Notes difficult.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Starting on the expiration date (as defined herein) and ending on the close of business 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Investing in the New Notes to be issued in the exchange offer involves certain risks. See “Risk Factors” beginning on page 7.

We are not making an offer to exchange New Notes for Old Notes in any jurisdiction where the offer is not permitted.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 17, 2017.

We have not authorized anyone to give any information or make any representation about the exchange offer that is different from, or in addition to, that contained in this prospectus or the related registration statement. Therefore, if anyone does give you information of this type, you should not rely on it. This exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of Old Notes in any jurisdiction in which this exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains certain statements that are, or may be deemed to be, “forward-looking statements” within the meaning of the United States federal securities laws. All statements other than historical factual information are forward-looking statements, including without limitation statements regarding: projections of revenue, expenses, profit, profit margins, tax rates, tax provisions, cash flows, pension and benefit obligations and funding requirements, our liquidity position or other projected financial measures; management’s plans and strategies for future operations, including statements relating to anticipated operating performance, cost reductions, restructuring activities, new product and service developments, competitive strengths or market position, acquisitions, divestitures, strategic opportunities, securities offerings, stock repurchases, dividends and executive compensation; growth, declines and other trends in markets we sell into; new or modified laws, regulations and accounting pronouncements; outstanding claims, legal proceedings, tax audits and assessments and other contingent liabilities; foreign currency exchange rates and fluctuations in those rates; general economic and capital markets conditions; the timing of any of the foregoing; assumptions underlying any of the foregoing; and any other statements that address events or developments that we intend or believe will or may occur in the future. Terminology such as “believe,” “anticipate,” “should,” “could,” “intend,” “will,” “plan,” “expect,” “estimate,” “project,” “target,” “may,” “possible,” “potential,” “forecast” and “positioned” and similar references to future periods are intended to identify forward-looking statements, although not all forward-looking statements are accompanied by such words. Forward-looking statements are based on assumptions and assessments made by our management in light of their experience and perceptions of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to the risks and uncertainties set forth in the “Risk Factors” section of this prospectus.

Forward-looking statements are not guarantees of future performance and actual results may differ materially from the results, developments and business decisions contemplated by our forward-looking statements. Accordingly, you should not place undue reliance on any such forward-looking statements. Forward-looking statements speak only as of the date of this prospectus. We do not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.

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SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It may not contain all of the information that you should consider before exchanging your Old Notes for New Notes in this exchange offer. For a more complete discussion of the information you should consider before participating in this exchange offer, you should carefully read this entire prospectus and the documents incorporated by reference herein.

Except as otherwise indicated or unless the context otherwise requires, “Fortive,” the “Company,” “we,” “us” and “our” refer to Fortive Corporation and its consolidated subsidiaries.

Our Company

Fortive is a diversified industrial growth company encompassing businesses that are recognized leaders in attractive markets. Our well-known brands hold leading positions in advanced instrumentation and solutions, transportation technology, sensing, automation and specialty, and franchise distribution markets. Our businesses design, develop, service, manufacture and market professional and engineered products, software and services for a variety of end markets, building upon leading brand names, innovative technology and significant market positions. Our research and development, manufacturing, sales, distribution, service and administrative facilities are located in more than 40 countries across North America, Asia Pacific, Europe and Latin America.

We are guided by our shared purpose to deliver essential technology for the people who accelerate progress, and we are united by our culture of continuous improvement and bias for action that embody the Fortive Business System (“FBS”). Through rigorous application of our proprietary FBS set of growth, lean, and leadership tools and processes, we continuously improve business performance in the critical areas of innovation, product development and commercialization, global supply chain, sales and marketing and leadership development. Our commitment to FBS and goal of creating long-term shareholder value have enabled us to drive customer satisfaction and profitability; significant improvements in innovation, growth and operating margins; and disciplined acquisitions to execute strategy and expand our portfolio into new and attractive markets.

Our 2016 sales by geographic destination (geographic destination refers to the geographic area where the final sale to our customer is made) were: North America, 58% (including 56% in the United States); Europe, 18%; Asia Pacific, 19%, and all other regions, 5%. For additional information regarding sales by geography, please refer to Note 18 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus.

Corporate Information

Fortive is a Delaware corporation and was incorporated in 2015 in connection with the separation of Fortive from Danaher Corporation (“Danaher” or “Former Parent”) on July 2, 2016 as an independent, publicly-traded company, listed on the New York Stock Exchange (the “Separation”). At the time of the Separation, Fortive consisted of Danaher’s former Test and Measurement segment, Industrial Technologies segment (excluding the product identification business), and retail/commercial petroleum business. The Separation was effectuated through a pro-rata dividend distribution on July 2, 2016 of all of the then-outstanding shares of common stock of Fortive to the holders of common stock of Danaher as of June 15, 2016.

Fortive’s principal executive offices are located at 6920 Seaway Blvd, Everett, Washington 98203, and its telephone number is (425) 446-5000. We maintain an Internet website at www.fortive.com. Please note that our Internet website address is provided as an inactive textual reference only. Our Internet site and the information contained on or connected to that site are not incorporated by reference into this prospectus.

Risk Factors

An investment in the New Notes is subject to a number of risks, including risks relating to Fortive’s business. You should carefully consider the information set forth in the section of this prospectus entitled “Risk Factors,” which begins on page 7, as well as the other information included in this prospectus, before deciding whether to invest in the New Notes.

Summary of the Exchange Offer

Background	On June 20, 2016, we issued $300,000,000 aggregate principal amount of Old 2019 Notes, $750,000,000 aggregate principal amount of Old 2021 Notes, $900,000,000 aggregate principal amount of Old 2026 Notes and $550,000,000 aggregate principal amount of Old 2046 Notes in private offerings. In connection with those offerings, we entered into a Registration Rights Agreement (as defined in “Description of the Exchange Offer”) in which we agreed, among other things, to complete this exchange offer. Under the terms of the exchange offer, you are entitled to exchange Old 2019 Notes, Old 2021 Notes, Old 2026 Notes and Old 2046 Notes for New 2019 Notes, New 2021 Notes, New 2026 Notes and New 2046 Notes, respectively, evidencing the same indebtedness and with substantially identical terms to the corresponding series of Old Notes. You should read the discussion under the heading “Description of Notes” for further information regarding the New Notes.

The Exchange Offer

We are offering to exchange

•    a like amount of New 2019 Notes for Old 2019 Notes validly tendered and accepted;

•    a like amount of New 2021 Notes for Old 2021 Notes validly tendered and accepted;

•    a like amount of New 2026 Notes for Old 2026 Notes validly tendered and accepted; and

•    a like amount of New 2046 Notes for Old 2046 Notes validly tendered and accepted.

The New Notes will bear interest at the applicable rates set forth on the cover. Interest on the New Notes will accrue from the most recent date to which interest has been paid or duly provided for on the Old Notes. Interest is payable on June 15 and December 15 of each year. We will not pay any accrued and unpaid interest on the Old Notes that we acquire in the exchange offer. Any Old Notes not exchanged will remain outstanding and continue to accrue interest according to their terms.

As of the date of this prospectus, $300,000,000 aggregate principal amount of the Old 2019 Notes are outstanding, $750,000,000 aggregate principal amount of the Old 2021 Notes are outstanding, $900,000,000 aggregate principal amount of the Old 2026 Notes are outstanding and $550,000,000 aggregate principal amount of the Old 2046 Notes are outstanding.

Denominations of New Notes

Tendering holders of Old Notes must tender Old Notes in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. New Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on June 14, 2017, unless we extend or terminate the exchange offer, in which case “expiration date” will mean the latest date and time to which we extend the exchange offer. We do not currently intend to extend the expiration date.

Settlement Date	The settlement date of the exchange offer will be promptly after the expiration date of the exchange offer.

Withdrawal of Tenders	Tenders of Old Notes may be withdrawn at any time prior to the expiration date.

Conditions to the Exchange Offer	Our obligation to consummate the exchange offer is subject to certain customary conditions, which we may assert or waive. See “Description of the Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering

If you hold Old Notes through The Depository Trust Company (“DTC”) and wish to participate in the exchange offer, you may follow the automatic tender offer program (“ATOP”), procedures established by DTC, for tendering the Old Notes, which are held in book-entry form. The ATOP procedures require that the exchange agent receive, prior to the expiration date of the exchange offer, a computer-generated message known as an “agent’s message” that is transmitted through ATOP and that DTC confirm that:

•    DTC has received instructions to exchange your Old Notes; and

•    you agree to be bound by the terms of the letter of transmittal.

For more details, please read “Description of the Exchange Offer—Terms of the Exchange Offer” and “Description of the Exchange Offer—Procedures for Tendering.” If you elect to have Old Notes exchanged pursuant to this exchange offer, you must properly tender your Old Notes prior to the expiration date. All Old Notes validly tendered and not properly withdrawn will be accepted for exchange. Old Notes may be exchanged only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. If you wish to accept and participate in this exchange offer and you cannot get your required documents to the exchange agent on time, you must send all of the items required by the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you wish to tender your Old Notes and:

•    your Old Notes are not immediately available;

•    you are unable to deliver on time your Old Notes, the letter of transmittal or any other document that you are required to deliver to the exchange agent; or

•    you cannot complete the procedures for delivery by book-entry transfer on time,

then you may tender your Old Notes according to the guaranteed delivery procedures that are discussed in the letter of transmittal and in “Description of the Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures.”

Consequences of Failure to Exchange

If we complete the exchange offer and you do not participate in it, then:

•    your Old Notes will continue to be subject to the existing restrictions upon their transfer;

•    certain interest rate provisions will no longer apply to your Old Notes;

•    we will have no further obligation to provide for the registration under the Securities Act of those Old Notes except under certain limited circumstances; and

•    the liquidity of the market for your Old Notes could be adversely affected.

Taxation	The exchange pursuant to the exchange offer generally will not be a taxable event for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations” in this prospectus.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the New Notes in this exchange offer.

Exchange Agent	The Bank of New York Mellon Trust Company, N.A. is the exchange agent for the exchange offer.

Summary of the New Notes

The New Notes will be substantially identical to the Old Notes, except that the New Notes will be registered under the Securities Act and will not have restrictions on transfer, rights to additional interest or registration rights. The New Notes will evidence the same debt as the Old Notes, and the same indenture will govern the New Notes and the Old Notes. We sometimes refer to the New Notes and the Old Notes collectively as the “Notes.”

The following summary contains basic information about the New Notes and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of the New Notes, please read “Description of Notes.”

Issuer	Fortive Corporation

Securities Offered

$300,000,000 aggregate principal amount of 1.800% Senior Notes due 2019;

$750,000,000 aggregate principal amount of 2.350% Senior Notes due 2021;

$900,000,000 aggregate principal amount of 3.150% Senior Notes due 2026; and

$550,000,000 aggregate principal amount of 4.300% Senior Notes due 2046.

Maturity	June 15, 2019 for the New 2019 Notes; June 15, 2021 for the New 2021 Notes; June 15, 2026 for the New 2026 Notes; and June 15, 2046 for the New 2046 Notes.

Interest Rate	1.800% for the New 2019 Notes; 2.350% for the New 2021 Notes; 3.150% for the New 2026 Notes; and 4.300% for the New 2046 Notes.

Interest Payment Dates	June 15 and December 15 of each year.

No Guarantees	The New Notes are not guaranteed. Prior to the Separation, each series of Old Notes was initially guaranteed on an unsecured, unsubordinated basis by

Danaher. Each of the guarantees terminated upon the distribution by Danaher to its shareholders of 100% of the outstanding shares of Fortive’s common stock. Danaher no longer has any obligations with respect to the Old Notes and Danaher will not have any obligations with respect to the New Notes. See “Description of Notes—No Guarantees.”

Ranking

The New Notes will be our unsecured, unsubordinated obligations and will:

•    rank equally in right of payment with all of our existing and future unsecured, unsubordinated indebtedness, liabilities and other obligations, including the Old Notes;

•    rank senior in right of payment to all of our existing and future indebtedness that is subordinated to the New Notes;

•    be effectively subordinated in right of payment to all of our existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness; and

•    be structurally subordinated in right of payment to all existing and future indebtedness, liabilities and other obligations of our subsidiaries.

As of March 31, 2017:

•    our total consolidated indebtedness was approximately $3.3 billion;

•    our subsidiaries had approximately $11.5 million of indebtedness to which the Old Notes are, and the New Notes will be, structurally subordinated; and

•    Fortive Corporation had no secured indebtedness.

Form and Denomination

The New Notes will be issued in fully-registered form. The New Notes will be represented by one or more global notes, deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the global notes will be shown on, and any transfers will be effective only through, records maintained by DTC and its participants.

The New Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Optional Redemption	We may, at our option, redeem New Notes of each series, in whole or in part, at any time and from time to time prior to the maturity date (in the case of the New 2019 Notes), May 15, 2021 (in the case of the New 2021 Notes), March 15, 2026 (in the case of the New 2026 Notes) and December 15, 2045 (in the case of the New 2046 Notes), at a price equal to 100% of the principal amount of the New Notes being redeemed, plus a “make-whole” premium, which is described under “Description of Notes—Optional Redemption,” plus accrued and unpaid interest, if any, to, but excluding the redemption date.

On or after May 15, 2021 (in the case of the New 2021 Notes), March 15, 2026 (in the case of the New 2026 Notes) and December 15, 2045 (in the case of the New 2046 Notes), we may redeem all or any part of the New Notes of the applicable series, at any time or from time to time, at a redemption price equal to 100% of the principal amount of the New Notes of such series to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding the redemption date. See “Description of Notes—Optional Redemption.”

Change of Control	If a change of control triggering event (as defined herein) occurs, each holder of New Notes may require us to repurchase some or all of its New Notes at a purchase price equal to 101% of the aggregate principal amount of the New Notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date. A change of control triggering event means the occurrence of both a change of control and a rating event. See “Description of Notes—Change of Control Triggering Event.”

Certain Covenants

The indenture governing the New Notes restricts our ability and the ability of our subsidiaries to, among other things:

•    incur certain debt secured by liens;

•    engage in sale and leaseback transactions; and

•    consolidate with, sell, lease, convey or otherwise transfer all or substantially all of our assets to, or merge with or into, any other person or entity.

These covenants are subject to a number of important qualifications and limitations. See “Description of Notes—Certain Covenants of Fortive.”

Additional Notes	We may from time to time, without consent of the holders of the Notes, issue Notes having the same terms and conditions as any series of New Notes being offered hereby (except for the issue date, offering price and, if applicable, the first interest payment date). Additional Notes issued in this manner will form a single series with the applicable outstanding series of Notes and will be treated as a single class for all purposes under the indenture governing the Notes, including, without limitation, voting, waivers and amendments.

Risk Factors	See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in the New Notes.

No Listing of the Notes	We have not applied nor do we intend to apply to list the New Notes on any securities exchange or to have the New Notes quoted on any automated quotation system.

No Public Market	The New Notes will be new securities for which no market currently exists and we cannot assure you that any public market for the New Notes will develop or be sustained.

Governing Law	The New Notes will be governed by the laws of the State of New York.

Trustee	The Bank of New York Mellon Trust Company, N.A.

Book-Entry Depository	DTC.

RISK FACTORS

Participating in the exchange offer and investing in the New Notes involves various risks, including the risks described below. You should carefully consider the risks and uncertainties described below, together with the information included elsewhere in this prospectus before investing in the New Notes. The risks and uncertainties described below are those that we have identified as material, but are not the only risks and uncertainties facing us. Our business is also subject to general risks and uncertainties that affect many other companies, such as market conditions, economic conditions, geopolitical events, changes in laws, regulations or accounting rules, fluctuations in interest rates, terrorism, wars or conflicts, major health concerns, natural disasters or other disruptions of expected business conditions. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial also may impair our business, including our results of operations, liquidity and financial condition.

Risks Related to Our Business

Conditions in the global economy, the markets we serve and the financial markets may adversely affect our business and financial statements.

Our business is sensitive to general economic conditions. Slower global economic growth, actual or anticipated default on sovereign debt, changes in global trade policies, volatility in the currency and credit markets, high levels of unemployment, reduced levels of capital expenditures, changes in government fiscal and monetary policies, government deficit reduction and budget negotiation dynamics, sequestration, other austerity measures, political and social instability, and other challenges that affect the global economy adversely affect us and our distributors, customers and suppliers, including having the effect of:

•	reducing demand for our products (references to products also includes software) and services, limiting the financing available to our customers and suppliers, increasing order cancellations and resulting in longer sales cycles and slower adoption of new technologies;

•	increasing the difficulty in collecting accounts receivable and the risk of excess and obsolete inventories;

•	increasing price competition in our served markets;

•	supply interruptions, which could disrupt our ability to produce our products;

•	increasing the risk of impairment of goodwill and other long-lived assets, and the risk that we may not be able to fully recover the value of other assets such as real estate and tax assets; and

•	increasing the risk that counterparties to our contractual arrangements will become insolvent or otherwise unable to fulfill their contractual obligations which, in addition to increasing the risks identified above, could result in preference actions against us.

There can be no assurances that the capital markets will be available to us or that our lenders will be able to provide financing in accordance with their contractual obligations.

If growth in the global economy or in any of the markets we serve slows for a significant period, if there is significant deterioration in the global economy or such markets or if improvements in the global economy do not benefit the markets we serve, our business and financial statements could be adversely affected.

Our growth could suffer if the markets into which we sell our products and services decline, do not grow as anticipated or experience cyclicality.

Our growth depends in part on the growth of the markets which we serve, and visibility into our markets is limited (particularly for markets into which we sell through distribution). Our quarterly sales and profits depend substantially on the volume and timing of orders received during the fiscal quarter, which are difficult to forecast.

Any decline or lower than expected growth in our served markets could diminish demand for our products and services, which could adversely affect our financial statements. Certain of our businesses operate in industries that may experience periodic, cyclical downturns. In addition, in certain of our businesses demand depends on customers’ capital spending budgets, and product and economic cycles can affect the spending decisions of these entities. Demand for our products and services is also sensitive to changes in customer order patterns, which may be affected by announced price changes, changes in incentive programs, new product introductions and customer inventory levels. Any of these factors could adversely affect our growth and results of operations in any given period.

We face intense competition and if we are unable to compete effectively, we may experience decreased demand and decreased market share. Even if we compete effectively, we may be required to reduce prices for our products and services.

Many of our businesses operate in industries that are intensely competitive and have been subject to increasing consolidation. Because of the range of the products and services we sell and the variety of markets we serve, we encounter a wide variety of competitors; please see the section entitled “Business—Competition” for additional details. In order to compete effectively, we must retain longstanding relationships with major customers and continue to grow our business by establishing relationships with new customers, continually developing new products and services to maintain and expand our brand recognition and leadership position in various product and service categories and penetrating new markets, including high-growth markets. Our failure to compete effectively and/or pricing pressures resulting from competition may adversely impact our financial statements, and our expansion into new markets may result in greater-than-expected risks, liabilities and expenses.

Changes in industry standards and governmental regulations may reduce demand for our products or services or increase our expenses.

We compete in markets in which we and our customers must comply with supranational, federal, state, local and other jurisdictional regulations, such as regulations governing health and safety, the environment and electronic communications, and market standardizations, such as the Europay, MasterCard and Visa (“EMV”) global standard. We develop, configure and market our products and services to meet customer needs created by these regulations and standards. These regulations are complex, change frequently, have tended to become more stringent over time and may be inconsistent across jurisdictions. Any significant change or delay in implementation in any of these regulations (or in the interpretation, application or enforcement thereof) could reduce demand for, increase our costs of producing or delay the introduction of new or modified products and services, or could restrict our existing activities, products and services. In addition, in certain of our markets our growth depends in part upon the introduction of new regulations or implementation of industry standards on the timeline we expect. In these markets, the delay or failure of governmental and other entities to adopt or enforce new regulations or industry standards, or the adoption of new regulations or industry standards which our products and services are not positioned to address, could adversely affect demand. In addition, regulatory deadlines or industry standard implementation timeline may result in substantially different levels of demand for our products and services from period to period.

Any inability to consummate acquisitions at our anticipated rate and at appropriate prices could negatively impact our growth rate and stock price.

Our ability to grow revenues, earnings and cash flow at or above our anticipated rates depends in part upon our ability to identify and successfully acquire and integrate businesses at appropriate prices and realize anticipated synergies. We may not be able to consummate acquisitions at rates anticipated, which could adversely impact our growth rate and our stock price. Promising acquisitions are difficult to identify and complete for a number of reasons, including high valuations, competition among prospective buyers, the availability of affordable funding in the capital markets and the need to satisfy applicable closing conditions and obtain antitrust and other regulatory approvals on acceptable terms. In addition, competition for acquisitions may result in higher purchase prices. Changes in accounting or regulatory requirements or instability in the credit markets could also adversely impact our ability to consummate acquisitions.

Our growth depends in part on the timely development and commercialization, and customer acceptance, of new and enhanced products and services based on technological innovation.

We generally sell our products and services in industries that are characterized by rapid technological changes, frequent new product introductions and changing industry standards. If we do not develop innovative new and enhanced products and services on a timely basis, our offerings will become obsolete over time and our competitive position and financial statements will suffer. Our success will depend on several factors, including our ability to:

•	correctly identify customer needs and preferences and predict future needs and preferences;

•	allocate our research and development funding to products and services with higher growth prospects;

•	anticipate and respond to our competitors’ development of new products and services and technological innovations;

•	differentiate our offerings from our competitors’ offerings and avoid commoditization;

•	innovate and develop new technologies and applications, and acquire or obtain rights to third-party technologies that may have valuable applications in our served markets;

•	obtain adequate intellectual property rights with respect to key technologies before our competitors do;

•	successfully commercialize new technologies in a timely manner, price them competitively and cost-effectively manufacture and deliver sufficient volumes of new products of appropriate quality on time; and

•	stimulate customer demand for and convince customers to adopt new technologies.

In addition, if we fail to accurately predict future customer needs and preferences or fail to produce viable technologies, we may invest heavily in research and development of products and services that do not lead to significant revenue, which would adversely affect our profitability. Even if we successfully innovate and develop new and enhanced products and services, we may incur substantial costs in doing so, and our profitability may suffer.

Our reputation, ability to do business and financial statements may be impaired by improper conduct by any of our employees, agents or business partners.

We cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by employees, agents or business partners of ours (or of businesses we acquire or partner with) that would violate U.S. and/or non-U.S. laws, including the laws governing payments to government officials, bribery, fraud, kickbacks and false claims, sales and marketing practices, conflicts of interest, competition, export and import compliance, money laundering and data privacy. In particular, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business, and we operate in many parts of the world that have experienced governmental corruption to some degree. Any such improper actions or allegations of such acts could damage our reputation and subject us to civil or criminal investigations in the United States and in other jurisdictions and related shareholder lawsuits, could lead to substantial civil and criminal, monetary and non-monetary penalties and could cause us to incur significant legal and investigatory fees. In addition, though we rely on our suppliers to adhere to our supplier standards of conduct, material violations of such standards of conduct could occur that could have a material effect on our financial statements.

Our acquisition of businesses, joint ventures and strategic relationships could negatively impact our financial statements.

As part of our business strategy we acquire businesses and enter other strategic relationships in the ordinary course, some of which may be material; please see “Management’s Discussion and Analysis of Financial

Condition and Results of Operations” (“MD&A”) for additional details. These acquisitions and strategic relationships involve a number of financial, accounting, managerial, operational, legal, compliance and other risks and challenges, including the following, any of which could adversely affect our financial statements:

•	any acquired business, technology, service or product could under-perform relative to our expectations and the price that we paid for it, or not perform in accordance with our anticipated timetable;

•	we may incur or assume significant debt in connection with our acquisitions or strategic relationships;

•	acquisitions or strategic relationships could cause our financial results to differ from our own or the investment community’s expectations in any given period, or over the long-term;

•	pre-closing and post-closing earnings charges could adversely impact operating results in any given period, and the impact may be substantially different from period to period;

•	acquisitions or strategic relationships could create demands on our management, operational resources and financial and internal control systems that we are unable to effectively address;

•	we could experience difficulty in integrating personnel, operations and financial and other controls and systems and retaining key employees and customers;

•	we may be unable to achieve cost savings or other synergies anticipated in connection with an acquisition or strategic relationship;

•	we may assume by acquisition or strategic relationship unknown liabilities, known contingent liabilities that become realized, known liabilities that prove greater than anticipated, internal control deficiencies or exposure to regulatory sanctions resulting from the acquired company’s activities. The realization of any of these liabilities or deficiencies may increase our expenses, adversely affect our financial position or cause us to fail to meet our public financial reporting obligations;

•	in connection with acquisitions, we may enter into post-closing financial arrangements such as purchase price adjustments, earn-out obligations and indemnification obligations, which may have unpredictable financial results;

•	in connection with acquisitions, we have recorded significant goodwill and other intangible assets on our balance sheet. If we are not able to realize the value of these assets, we may be required to incur charges relating to the impairment of these assets; and

•	we may have interests that diverge from those of strategic partners and we may not be able to direct the management and operations of the strategic relationship in the manner we believe is most appropriate, exposing us to additional risk.

The indemnification provisions of acquisition agreements by which we have acquired companies may not fully protect us and as a result we may face unexpected liabilities.

Certain of the acquisition agreements by which we have acquired companies require the former owners to indemnify us against certain liabilities related to the operation of the company before we acquired it. In most of these agreements, however, the liability of the former owners is limited and certain former owners may be unable to meet their indemnification responsibilities. We cannot assure you that these indemnification provisions will protect us fully or at all, and as a result we may face unexpected liabilities that adversely affect our financial statements.

Divestitures or other dispositions could negatively impact our business, and contingent liabilities from businesses that we have sold could adversely affect our financial statements.

We continually assess the strategic fit of our existing businesses and may divest or otherwise dispose of businesses that are deemed not to fit with our strategic plan or are not achieving the desired return on investment. These transactions pose risks and challenges that could negatively impact our business. For example, when we decide to sell or otherwise dispose of a business or assets, we may be unable to do so on satisfactory terms within our anticipated timeframe or at all, and even after reaching a definitive agreement to sell or dispose a business the sale is typically subject to satisfaction of pre-closing conditions which may not become satisfied. In addition, divestitures or other dispositions may dilute our earnings per share, have other adverse financial and accounting impacts and distract management, and disputes may arise with buyers. In addition, we have retained responsibility for and/or have agreed to indemnify buyers against some known and unknown contingent liabilities related to a number of businesses we have sold or disposed. The resolution of these contingencies has not had a material effect on our financial statements but we cannot be certain that this favorable pattern will continue.

Our operations, products and services expose us to the risk of environmental, health and safety liabilities, costs and violations that could adversely affect our reputation and financial statements.

Our operations, products and services are subject to environmental laws and regulations, which impose limitations on the discharge of pollutants into the environment and establish standards for the use, generation, treatment, storage and disposal of hazardous and non-hazardous wastes. We must also comply with various health and safety regulations in the United States and abroad in connection with our operations. In addition, some of our operations require the controlled use of hazardous or energetic materials in the development, manufacturing or servicing of our products. We cannot assure you that our environmental, health and safety compliance program has been or will at all times be effective. Failure to comply with any of these laws could result in civil and criminal, monetary and non-monetary penalties and damage to our reputation. In addition, we cannot provide assurance that our costs of complying with current or future environmental protection and health and safety laws will not exceed our estimates or adversely affect our financial statements. Moreover, any accident that results in significant personal injury or property damage, whether occurring during development, manufacturing, servicing, use, or storage of our products, may result in significant production interruption, delays or claims for substantial damages caused by personal injuries or property damages, harm to our reputation, and reduction in morale among our employees, any of which may adversely and materially affect our results of operations.

In addition, we may incur costs related to remedial efforts or alleged environmental damage associated with past or current waste disposal practices or other hazardous materials handling practices. We are also from time to time party to personal injury or other claims brought by private parties alleging injury due to the presence of or exposure to hazardous substances. We may also become subject to additional remedial, compliance or personal injury costs due to future events such as changes in existing laws or regulations, changes in agency direction or enforcement policies, developments in remediation technologies, changes in the conduct of our operations and changes in accounting rules. For additional information regarding these risks, please refer to Note 15 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus. We cannot assure you that our liabilities arising from past or future releases of, or exposures to, hazardous substances will not exceed our estimates or adversely affect our reputation and financial statements or that we will not be subject to additional claims for personal injury or remediation in the future based on our past, present or future business activities.

Our businesses are subject to extensive regulation; failure to comply with those regulations could adversely affect our financial statements and reputation.

In addition to the environmental, health, safety, anticorruption and other regulations noted above, our businesses are subject to extensive regulation by U.S. and non-U.S. governmental and self-regulatory entities at the supranational, federal, state, local and other jurisdictional levels, including the following:

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we are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries. In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory; and

•	we also have agreements to sell products and services to government entities and are subject to various statutes and regulations that apply to companies doing business with government entities. The laws governing government contracts differ from the laws governing private contracts. For example, many government contracts contain pricing and other terms and conditions that are not applicable to private contracts. Our agreements with government entities may be subject to termination, reduction or modification at the convenience of the government or in the event of changes in government requirements, reductions in federal spending and other factors, and we may underestimate our costs of performing under the contract. Government contracts that have been awarded to us following a bid process could become the subject of a bid protest by a losing bidder, which could result in loss of the contract. We are also subject to investigation and audit for compliance with the requirements governing government contracts.

These are not the only regulations that our businesses must comply with. The regulations we are subject to have tended to become more stringent over time and may be inconsistent across jurisdictions. We, our representatives and the industries in which we operate may at times be under review and/or investigation by regulatory authorities. Failure to comply (or any alleged or perceived failure to comply) with the regulations referenced above or any other regulations could result in civil and criminal, monetary and non-monetary penalties, and any such failure or alleged failure (or becoming subject to a regulatory enforcement investigation) could also damage our reputation, disrupt our business, limit our ability to manufacture, import, export and sell products and services, result in loss of customers and disbarment from selling to certain federal agencies and cause us to incur significant legal and investigatory fees. Compliance with these and other regulations may also affect our returns on investment, require us to incur significant expenses or modify our business model or impair our flexibility in modifying product, marketing, pricing or other strategies for growing our business. Our products and operations are also often subject to the rules of industrial standards bodies such as the International Standards Organization, and failure to comply with these rules could result in withdrawal of certifications needed to sell our products and services and otherwise adversely impact our financial statements. For additional information regarding these risks, please refer to the section entitled “Business-Regulatory Matters.”

International economic, political, legal, compliance and business factors could negatively affect our financial statements.

In 2016, approximately 44% of our sales were derived from customers outside the United States In addition, many of our manufacturing operations, suppliers and employees are located outside the United States Since our growth strategy depends in part on our ability to further penetrate markets outside the United States and increase the localization of our products and services, we expect to continue to increase our sales and presence outside the United States, particularly in high-growth markets. Our international business (and particularly our business in high-growth markets) is subject to risks that are customarily encountered in non-U.S. operations, including:

•	interruption in the transportation of materials to us and finished goods to our customers;

•	differences in terms of sale, including payment terms;

•	local product preferences and product requirements;

•	changes in a country’s or region’s political or economic conditions, including changes in relationship with United States;

•	trade protection measures, embargoes and import or export restrictions and requirements;

•	unexpected changes in laws or regulatory requirements, including negative changes in tax laws;

•	limitations on ownership and on repatriation of earnings and cash;

•	the potential for nationalization of enterprises;

•	limitations on legal rights and our ability to enforce such rights;

•	difficulty in staffing and managing widespread operations;

•	differing labor regulations;

•	difficulties in implementing restructuring actions on a timely or comprehensive basis; and

•	differing protection of intellectual property.

Any of these risks could negatively affect our financial statements and growth.

We may be required to recognize impairment charges for our goodwill and other intangible assets.

As of March 31, 2017, the net carrying value of our goodwill and other intangible assets totaled approximately $4.7 billion. In accordance with generally accepted accounting principles in the United States of America (“GAAP”), we periodically assess these assets to determine if they are impaired. Significant negative industry or economic trends, disruptions to our business, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in use of our assets, changes in the structure of our business, divestitures, market capitalization declines, or increases in associated discount rates may impair our goodwill and other intangible assets. Any charges relating to such impairments would adversely affect our results of operations in the periods recognized.

Foreign currency exchange rates may adversely affect our financial statements.

Sales and purchases in currencies other than the U.S. dollar expose us to fluctuations in foreign currencies relative to the U.S. dollar and may adversely affect our financial statements. Increased strength of the U.S. dollar increases the effective price of our products sold in U.S. dollars into other countries, which may require us to lower our prices or adversely affect sales to the extent we do not increase local currency prices. Decreased strength of the U.S. dollar could adversely affect the cost of materials, products and services we purchase overseas. Sales and expenses of our non-U.S. businesses are also translated into U.S. dollars for reporting purposes and the strengthening or weakening of the U.S. dollar could result in unfavorable translation effects. In addition, certain of our businesses may transact in a currency other than the business’ functional currency, and movements in the transaction currency relative to the functional currency could also result in unfavorable exchange rate effects. We also face exchange rate risk from our investments in subsidiaries owned and operated in foreign countries.

Changes in our tax rates or exposure to additional income tax liabilities or assessments could affect our profitability. In addition, audits by tax authorities could result in additional tax payments for prior periods.

We are subject to income taxes in the United States and in various non-U.S. jurisdictions. The impact of these factors may be substantially different from period to period. In addition, the amount of income taxes we pay is subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. tax authorities. Due to the potential for changes to tax laws (or changes to the interpretation thereof) and the ambiguity of tax laws, the subjectivity of factual interpretations, the complexity of our intercompany arrangements and other factors, our estimates of income tax liabilities may differ from actual payments or assessments. If these audits result in payments or assessments different from our reserves, our future results may include unfavorable adjustments to our tax liabilities and our financial statements could be adversely affected. If we determine to repatriate earnings from foreign jurisdictions that have been considered permanently re-invested under existing accounting standards, it could also increase our effective tax rate. In addition, any significant change to the tax system in the United States or in other jurisdictions, including changes in the taxation of international income, could adversely affect our financial statements.

We have incurred a significant amount of debt, and our debt will increase further if we incur additional debt and do not retire existing debt.

As of March 31, 2017, we had approximately $3.3 billion of long-term debt on a consolidated basis. We may also obtain additional long-term debt and lines of credit to meet future financing needs. Our debt level and related debt service obligations could have negative consequences, including:

•	requiring us to dedicate significant cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds we have available for other purposes, such as acquisitions;

•	making it more difficult for us to satisfy our obligations with respect to our debt;

•	placing us at a competitive disadvantage compared to our competitors that are not as highly leveraged;

•	limiting our ability to borrow additional funds;

•	reducing our flexibility in planning for or reacting to changes in our business and market conditions;

•	exposing us to interest rate risk since a portion of our debt obligations are at variable rates; and

•	resulting in an event of default if we fail to satisfy our obligations under our debt or fail to comply with the financial or restrictive covenants contained in our debt instruments, which event of default could result in all of our debt becoming immediately due and payable and could permit certain of our lenders to foreclose on our assets securing such debt.

Our ability to satisfy our obligations depends on our future operating performance and on economic, financial, competitive and other factors beyond our control. Our business may not generate sufficient cash flow to meet these obligations. If we are unable to service our debt or obtain additional financing, we may be forced to delay strategic acquisitions, capital expenditures or research and development expenditures. We may not be able to obtain additional financing on terms acceptable to us or at all.

Additionally, the agreements governing our debt require that we maintain certain financial ratios, and contain affirmative and negative covenants that restrict our activities by, among other limitations, limiting our ability to incur additional indebtedness, make investments, create liens, sell assets and enter into transactions with affiliates. The covenants in our Credit Agreement (as defined in “Description of Material Indebtedness”) include a debt-to-EBITDA ratio. Specifically, the Credit Agreement requires us to maintain as of the end of any fiscal quarter a consolidated net leverage ratio of debt to consolidated EBITDA (as defined in the Credit Agreement) of less than 3.50 to 1.00 or, for four consecutive quarters immediately following the consummation of any qualified acquisition, less than 3.75 to 1.00. In addition, the Credit Agreement requires us to maintain a consolidated interest coverage ratio of consolidated EBITDA to interest expense of greater than 3.50 to 1.00 as of the end of any fiscal quarter.

Our ability to comply with these restrictions and covenants may be affected by events beyond our control. Our failure to comply with any of these restrictions or covenants may result in an event of default under the applicable debt instrument, which could permit acceleration of the debt under that instrument and require us to prepay that debt before its scheduled due date. Also, an acceleration of the debt under one of our debt instruments would trigger an event of default under other of our debt instruments.

We are subject to a variety of litigation and other legal and regulatory proceedings in the course of our business that could adversely affect our financial statements.

We are subject to a variety of litigation and other legal and regulatory proceedings incidental to our business (or the business operations of previously owned entities), including claims for damages arising out of the use of products or services and claims relating to intellectual property matters, employment matters, tax matters, commercial disputes, competition and sales and trading practices, environmental matters, personal injury, insurance coverage and acquisition or divestiture-related matters, as well as regulatory investigations or enforcement. We may also become subject to lawsuits as a result of past or future acquisitions or as a result of liabilities retained from, or representations, warranties or indemnities provided in connection with, divested businesses. These lawsuits may include claims for compensatory damages, punitive and consequential damages and/or injunctive relief. The defense of these lawsuits may divert our management’s attention, we may incur significant expenses in defending these lawsuits, and we may be required to pay damage awards or settlements or become subject to equitable remedies that could adversely affect our operations and financial statements. Moreover, any insurance or indemnification rights that we may have may be insufficient or unavailable to protect us against such losses. In addition, developments in proceedings in any given period may require us to adjust the loss contingency estimates that we have recorded in our financial statements, record estimates for liabilities or assets that we were previously unable to estimate or pay cash settlements or judgments. Any of these developments could adversely affect our financial statements in any particular period. We cannot assure you that our liabilities in connection with litigation and other legal and regulatory proceedings will not exceed our estimates or adversely affect our financial statements and reputation.

If we do not or cannot adequately protect our intellectual property, or if third parties infringe our intellectual property rights, we may suffer competitive injury or expend significant resources enforcing our rights.

We own numerous patents, trademarks, copyrights, trade secrets and other intellectual property and licenses to intellectual property owned by others, which in aggregate are important to our business. The intellectual property rights that we obtain, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage, and patents may not be issued for pending or future patent applications owned by or licensed to us. In addition, the steps that we and our licensors have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, designed-around or becoming subject to compulsory licensing, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property and the cost of enforcing our intellectual property rights could adversely impact our competitive position and financial statements.

Third parties may claim that we are infringing or misappropriating their intellectual property rights and we could suffer significant litigation expenses, losses or licensing expenses or be prevented from selling products or services.

From time to time, we receive notices from third parties alleging intellectual property infringement or misappropriation. Any dispute or litigation regarding intellectual property could be costly and time-consuming due to the complexity of many of our technologies and the uncertainty of intellectual property litigation. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of infringement or misappropriation. In addition, as a result of such claims of infringement or misappropriation, we could lose our rights to critical technology, be unable to license critical technology or sell critical products and services, be required to pay substantial damages or license fees with respect to the infringed rights or be required to redesign our products at substantial cost, any of which could adversely impact our competitive position and financial statements. Even if we successfully defend against claims of infringement or misappropriation, we may incur significant costs and diversion of management attention and resources, which could adversely affect our financial statements.

Defects and unanticipated use or inadequate disclosure with respect to our products (including software) or services could adversely affect our business, reputation and financial statements.

Manufacturing or design defects or “bugs” in, unanticipated use of, safety or quality issues (or the perception of such issues) with respect to, or inadequate disclosure of risks relating to the use of products and services that we make or sell (including items that we source from third parties) can lead to personal injury, death, property damage or other liability. These events could lead to recalls or safety alerts, result in the removal of a product or service from the market and result in product liability or similar claims being brought against us. Recalls, removals and product liability and similar claims (regardless of their validity or ultimate outcome) can result in significant costs, as well as negative publicity and damage to our reputation that could reduce demand for our products and services.

Adverse changes in our relationships with, or the financial condition, performance, purchasing patterns or inventory levels of, key distributors and other channel partners could adversely affect our financial statements.

Certain of our businesses sell a significant amount of their products to key distributors and other channel partners that have valuable relationships with customers and end-users. Some of these distributors and other partners also sell our competitors’ products or compete with us directly, and if they favor competing products for any reason they may fail to market our products effectively. Adverse changes in our relationships with these distributors and other partners, or adverse developments in their financial condition, performance or purchasing patterns, could adversely affect our financial statements. The levels of inventory maintained by our distributors and other channel partners, and changes in those levels, can also significantly impact our results of operations in any given period. In addition, the consolidation of distributors and customers in certain of our served industries could adversely impact our profitability.

Our financial results are subject to fluctuations in the cost and availability of commodities that we use in our operations.

As discussed in the section entitled “Business-Materials,” our manufacturing and other operations employ a wide variety of components, raw materials and other commodities. Prices for and availability of these components, raw materials and other commodities have fluctuated significantly in the past. Any sustained interruption in the supply of these items could adversely affect our business. In addition, due to the highly competitive nature of the industries that we serve, the cost-containment efforts of our customers and the terms of certain contracts we are party to, if commodity prices rise we may be unable to pass along cost increases through higher prices. If we are unable to fully recover higher commodity costs through price increases or offset these increases through cost reductions, or if there is a time delay between the increase in costs and our ability to recover or offset these costs, we could experience lower margins and profitability and our financial statements could be adversely affected.

If we cannot adjust our manufacturing capacity or the purchases required for our manufacturing activities to reflect changes in market conditions and customer demand, our profitability may suffer. In addition, our reliance upon sole or limited sources of supply for certain materials, components and services could cause production interruptions, delays and inefficiencies.

We purchase materials, components and equipment from third parties for use in our manufacturing operations. Our income could be adversely impacted if we are unable to adjust our purchases to reflect changes in customer demand and market fluctuations, including those caused by seasonality or cyclicality. During a market upturn, suppliers may extend lead times, limit supplies or increase prices. If we cannot purchase sufficient products at competitive prices and quality and on a timely enough basis to meet increasing demand, we may not be able to satisfy market demand, product shipments may be delayed, our costs may increase or we may breach our contractual commitments and incur liabilities. Conversely, in order to secure supplies for the production of products, we sometimes enter into noncancelable purchase commitments with vendors, which could impact our ability to adjust our inventory to reflect declining market demands. If demand for our products is less than we expect, we may experience additional excess and obsolete inventories and be forced to incur additional charges and our profitability may suffer.

In addition, some of our businesses purchase certain requirements from sole or limited source suppliers for reasons of quality assurance, cost effectiveness, availability or uniqueness of design. If these or other suppliers encounter financial, operating or other difficulties or if our relationship with them changes, we might not be able to quickly establish or qualify replacement sources of supply. The supply chains for our businesses could also be disrupted by supplier capacity constraints, bankruptcy or exiting of the business for other reasons, decreased availability of key raw materials or commodities and external events such as natural disasters, pandemic health issues, war, terrorist actions, governmental actions and legislative or regulatory changes. Any of these factors could result in production interruptions, delays, extended lead times and inefficiencies.

Because we cannot always immediately adapt our production capacity and related cost structures to changing market conditions, our manufacturing capacity may at times exceed or fall short of our production requirements. Any or all of these problems could result in the loss of customers, provide an opportunity for competing products to gain market acceptance and otherwise adversely affect our profitability.

A significant disruption in, or breach in security of, our information technology systems could adversely affect our business.

We rely on information technology systems, some of which are managed by third parties and some of which are managed in a decentralized, independent basis by our operating companies, to process, transmit and store electronic information (including sensitive data such as confidential business information and personally identifiable data relating to employees, customers and other business partners), and to manage or support a variety of critical business processes and activities. These systems may be damaged, disrupted or shut down due to attacks by computer hackers, computer viruses, employee error or malfeasance, power outages, hardware failures, telecommunication or utility failures, catastrophes or other unforeseen events, and in any such circumstances our system redundancy and other disaster recovery planning may be ineffective or inadequate. In addition, security breaches of our systems (or the systems of our customers, suppliers or other business partners) could result in the misappropriation, destruction or unauthorized disclosure of confidential information or personal data belonging to us or to our employees, partners, customers or suppliers. Like many multinational corporations, our information technology systems have been subject to computer viruses, malicious codes, unauthorized access and other cyber-attacks and we expect to be subject to similar attacks in the future as such attacks become more sophisticated and frequent. Any of the attacks, breaches or other disruptions or damage described above could interrupt our operations, delay production and shipments, result in theft of our and our customers’ intellectual property and trade secrets, damage customer and business partner relationships and our reputation or result in defective products or services, legal claims and proceedings, liability and penalties under privacy laws and increased costs for security and remediation, each of which could adversely affect our business and financial statements.

Our restructuring actions could have long-term adverse effects on our business.

In recent years, we have implemented multiple, significant restructuring activities across our businesses to adjust our cost structure, and we may engage in similar restructuring activities in the future. These restructuring activities and our regular ongoing cost reduction activities (including in connection with the integration of acquired businesses) reduce our available talent, assets and other resources and could slow improvements in our products and services, adversely affect our ability to respond to customers and limit our ability to increase production quickly if demand for our products increases. In addition, delays in implementing planned restructuring activities or other productivity improvements, unexpected costs or failure to meet targeted improvements may diminish the operational or financial benefits we realize from such actions. Any of the circumstances described above could adversely impact our business and financial statements.

Work stoppages, union and works council campaigns and other labor disputes could adversely impact our productivity and results of operations.

We have certain U.S. collective bargaining units and various non-U.S. collective labor arrangements. We are subject to potential work stoppages, union and works council campaigns and other labor disputes, any of which could adversely impact our productivity, results of operations and reputation.

If we suffer loss to our facilities, supply chains, distribution systems or information technology systems due to catastrophe or other events, our operations could be seriously harmed.

Our facilities, supply chains, distribution systems and information technology systems are subject to catastrophic loss due to fire, flood, earthquake, hurricane, public health crisis, war, terrorism or other natural or man-made disasters. If any of these facilities, supply chains or systems were to experience a catastrophic loss, it could disrupt our operations, delay production and shipments, result in defective products or services, damage customer relationships and our reputation and result in legal exposure and large repair or replacement expenses. The third-party insurance coverage that we maintain will vary from time to time in both type and amount depending on cost, availability and our decisions regarding risk retention, and may be unavailable or insufficient to protect us against losses.

Certain provisions in our amended and restated certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation (“Certificate of Incorporation”) and amended and restated bylaws (“Bylaws”) contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with the Board of Directors (the “Board”) rather than to attempt an unsolicited takeover not approved by the Board. These provisions include, among others:

•	the inability of our shareholders to call a special meeting;

•	the inability of our shareholders to act by written consent;

•	rules regarding how shareholders may present proposals or nominate directors for election at shareholder meetings;

•	the right of the Board to issue preferred stock without shareholder approval;

•	the division of the Board into three classes of directors, with each class serving a staggered three-year term, and this classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult;

•	a provision that shareholders may only remove directors with cause;

•	the ability of our directors, and not shareholders, to fill vacancies (including those resulting from an enlargement of the Board) on the Board; and

•	the requirement that the affirmative vote of shareholders holding at least 80% of our voting stock is required to amend our Bylaws and certain provisions in our Certificate of Incorporation.

In addition, because we have not chosen to be exempt from Section 203 of the Delaware General Corporation Law (the “DGCL”), this provision could also delay or prevent a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation (an “interested stockholder”) shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which the person became an interested stockholder, unless (i) prior to such time, the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder.

We believe these provisions will protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with the Board and by providing the Board with more time to assess any acquisition proposal. These provisions are not intended to make our company immune from takeovers.

However, these provisions will apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that the Board determines is not in the best interests of our company and our shareholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

Our Certificate of Incorporation designates the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could discourage lawsuits against us and our directors and officers.

Our Certificate of Incorporation provides that unless the Board otherwise determines, the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of our company, any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to our company or our shareholders, any action asserting a claim against our company or any of our directors or officers arising pursuant to any provision of the DGCL or our Certificate of Incorporation or Bylaws, or any action asserting a claim against our company or any of our directors or officers governed by the internal affairs doctrine. This exclusive forum provision may limit the ability of our shareholders to bring a claim in a judicial forum that such shareholders find favorable for disputes with our company or our directors or officers, which may discourage such lawsuits against our company and our directors and officers.

Risks Related to the Separation

As an independent, publicly traded company, we may not enjoy the same benefits that we did as a part of Danaher.

As an independent, publicly traded company, we are more susceptible to market fluctuations and other adverse events than if we were still a part of the current Danaher organizational structure. As part of Danaher, we were able to enjoy certain benefits from Danaher’s operating diversity, purchasing power and opportunities to pursue integrated strategies with Danaher’s other businesses. As an independent, publicly traded company, we do not have similar diversity or integration opportunities and do not have similar purchasing power or access to capital markets.

Potential indemnification liabilities to Danaher pursuant to our separation agreement with Danaher could materially and adversely affect our businesses, financial condition, results of operations and cash flows.

Our separation agreement with Danaher, among other things, provides for indemnification obligations (for uncapped amounts) designed to make us financially responsible for substantially all liabilities that may exist relating to our business activities, whether incurred prior to or after the Separation. If we are required to indemnify Danaher under the circumstances set forth in the separation agreement, we may be subject to substantial liabilities.

In connection with the Separation, Danaher has indemnified us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that Danaher’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the separation agreement and certain other agreements with Danaher (the “Agreements”), Danaher has agreed to indemnify us for certain liabilities. However, third parties could also seek to hold us responsible for any of the liabilities that Danaher has agreed to retain, and there can be no assurance that the indemnity from

Danaher will be sufficient to protect us against the full amount of such liabilities, or that Danaher will be able to fully satisfy its indemnification obligations. In addition, Danaher’s insurers may attempt to deny coverage to us for liabilities associated with certain occurrences of indemnified liabilities prior to the Separation. Moreover, even if we ultimately succeed in recovering from Danaher or such insurance providers any amounts for which we may be held liable, we may be temporarily required to bear these losses. Each of these risks could negatively affect our businesses, financial position, results of operations and cash flows.

There could be significant liability if the Separation fails to qualify as a tax-free transaction for U.S. federal income tax purposes.

It was a condition to the distribution of all of our shares of common stock to the holders of Danaher common stock in connection with the Separation that Danaher receive an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to Danaher, regarding the qualification of the distribution, together with certain related transactions, as a transaction that is tax-free to Danaher and Danaher’s shareholders, for U.S. federal income tax purposes, within the meaning of Sections 355(a) and 368(a)(1)(D) of the Code. The opinion relied on certain facts, assumptions, representations and undertakings from Danaher and us, including those regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not satisfied, Danaher may not be able to rely on the opinion, and Danaher and its shareholders could be subject to significant tax liabilities. Notwithstanding the opinion of tax counsel, the Internal Revenue Service (“IRS”) could determine on audit that the distribution is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion.

Under the tax matters agreement between Danaher and us, we are required to indemnify Danaher against taxes incurred by Danaher that arise as a result of our taking or failing to take, as the case may be, certain actions that result in the distribution failing to meet the requirements of a tax-free distribution under Section 355 of the Code. Under the tax matters agreement between Danaher and us, we may also be required to indemnify Danaher for other contingent tax liabilities, which could materially adversely affect our financial position. Even if we are not responsible for tax liabilities of Danaher under the tax matters agreement, we nonetheless could be liable under applicable tax law for such liabilities if Danaher were to fail to pay them. If we are required to pay any liabilities under the circumstances set forth in the tax matters agreement or pursuant to applicable tax law, the amounts may be significant.

We may not be able to engage in certain corporate transactions for a two-year period after the Separation.

To preserve the tax-free treatment for U.S. federal income tax purposes to Danaher of the Separation, under the tax matters agreement that we entered into with Danaher, we are restricted from taking any action that prevents the distribution from being tax-free for U.S. federal income tax purposes. Under the tax matters agreement, for the two-year period following the distribution, we are subject to specific restrictions on our ability to enter into acquisition, merger, liquidation, sale and stock redemption transactions with respect to our stock. These restrictions may limit our ability to pursue certain strategic transactions or other transactions that we may believe to be in the best interests of our shareholders or that might increase the value of our business. These restrictions do not limit the acquisition of other businesses by us for cash consideration. In addition, under the tax matters agreement, we may be required to indemnify Danaher against any such tax liabilities as a result of the acquisition of our stock or assets, even if it does not participate in or otherwise facilitate the acquisition.

Certain of our executive officers and directors may have actual or potential conflicts of interest because of their equity interest in Danaher.

Because of their current or former positions with Danaher, certain of our executive officers and directors own equity interests in Danaher. In addition, certain of our directors are currently serving on the Danaher board of directors. Continuing ownership of shares of Danaher common stock and equity awards, or service as a director at both companies could create, or appear to create, potential conflicts of interest if we and Danaher face decisions that could have implications for both Danaher and us.

We or Danaher may fail to perform under the various transaction agreements that were executed as part of the Separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

The separation agreement and other agreements entered into in connection with the separation determine the allocation of assets and liabilities between the companies following the separation for those respective areas and include any necessary indemnification related to liabilities and obligations. The transition services agreement provides for the performance of certain services by each company for the benefit of the other for a period of time after the Separation. We are relying on Danaher to satisfy its performance and payment obligations under these agreements. If Danaher is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transaction agreements expire, we may not be able to operate our businesses effectively and our profitability may decline. Internally and by engaging third parties, we have created, and continue to create, our own systems and services to replace many of the systems and services that Danaher provided to us. However, we may not be successful in implementing these systems and services or in transitioning data from Danaher’s systems to ours.

Potential liabilities may arise due to fraudulent transfer considerations, which would adversely affect our financial condition and our results of operations.

In connection with the Separation, Danaher undertook several corporate restructuring transactions which, together with the Separation, may be subject to federal and state fraudulent conveyance and transfer laws. If, under these laws, a court were to determine that, at the time of the Separation, any entity involved in these restructuring transactions or the Separation:

•	was insolvent;

•	was rendered insolvent by reason of the Separation;

•	had remaining assets constituting unreasonably small capital; or

•	intended to incur, or believed it would incur, debts beyond its ability to pay these debts as they matured,

then the court could void the Separation, in whole or in part, as a fraudulent conveyance or transfer. The court could then require our shareholders to return to Danaher some or all of the shares of our common stock issued in the distribution, or require Danaher or us, as the case may be, to fund liabilities of the other company for the benefit of creditors. The measure of insolvency will vary depending upon the jurisdiction whose law is being applied. Generally, however, an entity would be considered insolvent if the fair value of its assets was less than the fair value of its liabilities or if it incurred debt beyond its ability to repay the debt as that debt matures.

Risks Related to the Notes

The following risks apply to the outstanding Old Notes and will apply equally to the New Notes.

We are a holding company and conduct substantially all of our operations through our subsidiaries. We will depend on our subsidiaries for funds to meet our obligations under the New Notes.

We are a holding company that conducts substantially all of our operations through our subsidiaries, and our principal sources of funds, including funds to make payments pursuant to the New Notes, are dividends, distributions, loans or other payments from these subsidiaries. None of our subsidiaries are under any direct obligation to pay or otherwise fund amounts due on the New Notes, whether in the form of dividends, distributions, loans or other payments to us. In addition, there may be statutory and regulatory limitations on the payment of dividends from certain of our subsidiaries. If sufficient funds are not able to be transferred to us from our subsidiaries, or sufficient cash or liquidity is not otherwise available, we may not be able to make principal or interest payments on outstanding debt, including the New Notes. In addition, our subsidiaries are permitted under the terms of the indenture governing the Notes to incur additional indebtedness that may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit such subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on the New Notes when due.

The New Notes will not be guaranteed by any of our existing or future subsidiaries and will be structurally subordinated to the debt and other liabilities of our existing and future subsidiaries.

The New Notes will be obligations of Fortive Corporation only and will not be guaranteed by any of our existing or future subsidiaries. As a result, the New Notes will be structurally subordinated to all debt and other liabilities (including liabilities to trade creditors) of our existing and future subsidiaries, which means that creditors of our existing and future subsidiaries will have priority with respect to the assets of such subsidiaries over our claims (and therefore the claims of our creditors, including holders of the New Notes).

The New Notes will be unsecured and therefore will be effectively subordinated to any of our existing and future secured debt.

The New Notes will not be secured. As a result, the New Notes will be effectively subordinated to any of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. In the event of our bankruptcy, liquidation, reorganization or other winding up, any of our assets that secure such debt would be available to pay obligations on the New Notes only after the secured debt had been repaid in full from these assets. There may not be sufficient assets remaining to pay amounts due on any or all of the New Notes then outstanding. In addition, if we or our subsidiaries fail to meet payment or other obligations under any such secured indebtedness, the holders of that secured indebtedness would be entitled to foreclose on our assets securing that secured debt and liquidate those assets. Accordingly, we may not have sufficient funds to pay amounts due on the New Notes. As a result you may lose a portion of or the entire value of your investment in the New Notes. As of March 31, 2017, Fortive Corporation had no secured indebtedness.

We may not be able to repurchase all of the New Notes upon a change of control, which would result in a default under the New Notes.

Upon the occurrence of a change of control triggering event (as defined herein), unless we have exercised our right to redeem the New Notes, have defeased the New Notes or have satisfied and discharged the New Notes, each holder of New Notes will have the right to require us to repurchase all or any part of such holder’s New Notes at a price in cash equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. If we experience a change of control triggering event, there can be no assurance that we would have sufficient financial resources available to satisfy our obligations to repurchase the New Notes. In addition, our ability to repurchase the New Notes for cash may be limited by law, or by the terms of other agreements relating to our indebtedness outstanding at that time. Our failure to repurchase the New Notes as required under the indenture governing the New Notes would result in a default under the indenture, which could have material adverse consequences for us and for holders of the Notes. See “Description of Notes—Change of Control Triggering Event.”

There are currently no markets for the New Notes, and active trading markets may not develop for the New Notes.

The New Notes are new issues of securities for which there are no established trading markets. We do not intend to have the New Notes listed on any national securities exchange or to arrange for quotation on any automated dealer quotation systems. The liquidity of the trading markets in the New Notes and the market price quoted for the New Notes may be adversely affected by changes in the overall market for securities and by changes in our financial performance or prospects or changes in the financial performance or prospects of companies in our industry. Active trading markets for the New Notes may not develop or be sustained and there can be no assurance as to the liquidity of any market that does develop. You may not be able to sell your New Notes at a particular time, and the price that you receive when you sell may not be favorable.

There are limited covenants in the indenture governing the New Notes.

The indenture governing the New Notes contains limited covenants, including those restricting our ability and certain of our subsidiaries’ ability to incur certain debt secured by liens and engage in sale and leaseback transactions. The limitations on incurring debt secured by liens and sale and leaseback transactions contain certain exceptions. In addition, neither we nor any of our subsidiaries are restricted from incurring additional unsecured debt or other liabilities, including additional senior debt, under the indenture governing the New Notes. If we incur additional debt or liabilities, our ability to pay our obligations on the New Notes could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted under the indenture governing the New Notes from paying dividends or issuing or repurchasing our securities. Further, the indenture governing the New Notes may permit us and our subsidiaries to engage in certain significant corporate events that would not constitute a “change of control” that would require us to make an offer to repurchase the New Notes, and changes to the composition of our board of directors would not, by themselves, constitute a “change of control” under the indenture governing the New Notes. There are no financial covenants in the indenture governing the New Notes. You are not protected under the indenture governing the New Notes in the event of a highly leveraged transaction, reorganization, default under our existing indebtedness, restructuring, merger or similar transaction that may adversely affect you, except to the extent described under “Description of Notes—Consolidation, Merger and Sale of Assets.”

Holders of the New Notes may not be able to determine when a change of control giving rise to their right to have the New Notes repurchased has occurred following a sale of “substantially all” of our assets.

The definition of change of control in the indenture governing the New Notes includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of New Notes to require us to repurchase its New Notes as a result of a sale of less than all our assets to another person may be uncertain. In addition, some important corporate events, such as leveraged recapitalizations or sale of our company to a public company that does not have a majority shareholder, may not, under the indenture governing the New Notes, constitute a “change of control” that would require us to repurchase the New Notes, even though those corporate events could increase the level of our indebtedness or otherwise adversely affect our capital structure, credit ratings or the value of the New Notes. See “Description of Notes—Change of Control Triggering Event.”

We may redeem your New Notes at our option, which may adversely affect your return.

We may redeem the New Notes, in whole or in part, at our option at any time or from time to time at the applicable redemption prices described in this prospectus. Prevailing interest rates at the time we redeem the New Notes may be lower than the interest rate on the New Notes. As a result, you may not be able to reinvest the redemption proceeds in a comparable security at an interest rate equal to or higher than the interest rate on the New Notes. See “Description of Notes—Optional Redemption” for a more detailed description of the conditions under which we may redeem the Notes.

Fortive’s credit ratings may not reflect all risks of your investment in the New Notes.

Any credit ratings assigned or that will be assigned to the New Notes are limited in scope, and do not address all material risks relating to an investment in the New Notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the applicable rating agencies, if, in such rating agency’s judgment, circumstances so warrant.

Agency credit ratings are not a recommendation to buy, sell or hold any security. Each agency’s rating should be evaluated independently of any other agency’s rating. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the New Notes and increase our corporate borrowing costs.

Risks Related to the Exchange Offer

The exchange offer may not be completed.

We are not obligated to complete the exchange offer under certain circumstances. See “Description of the Exchange Offer—Conditions to the Exchange Offer.” Even if the exchange offer is completed, it may not be completed on the schedule described in this prospectus. Accordingly, holders participating in the exchange offer may have to wait longer than expected to receive their New Notes, during which time those holders of Old Notes will not be able to effect transfers of their Old Notes tendered in the exchange offer.

You may be required to deliver prospectuses and comply with other requirements in connection with any resale of the New Notes.

If you tender your Old Notes for the purpose of participating in a distribution of the New Notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes. In addition, if you are a broker-dealer that receives New Notes for your own account in exchange for Old Notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such New Notes.

If you fail to exchange your Old Notes, the existing transfer restrictions will remain in effect and the market value of your Old Notes may be adversely affected because they may be more difficult to sell.

If you fail to exchange your Old Notes for New Notes under the exchange offer, then you will continue to be subject to the existing transfer restrictions on the Old Notes. In general, the Old Notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except in connection with this exchange offer or as required by the Registration Rights Agreement, we do not intend to register resales of the Old Notes.

The tender of Old Notes under the exchange offer will reduce the principal amount of the currently outstanding Old Notes. Due to the corresponding reduction in liquidity, this may have an adverse effect upon, and increase the volatility of, the market price of any currently outstanding Old Notes that you continue to hold following completion of the exchange offer.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the Registration Rights Agreement that we entered into in connection with the private offerings of the Old Notes. We will not receive any cash proceeds from the issuance of New Notes in the exchange offer. In consideration for issuing the New Notes, we will receive Old Notes in like principal amount. The Old Notes surrendered in exchange for the New Notes will be retired and cancelled.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth information regarding our ratio of earnings to fixed charges for the periods shown. You should read this table in conjunction with the Consolidated and Combined Financial Statements and the Consolidated and Combined Condensed Financial Statements and accompanying notes and “MD&A” included elsewhere in this prospectus.

	Three Months Ended March 31, 2017	Year Ended December 31
		2016	2015	2014	2013	2012
Ratio of earnings to fixed charges (1)	12.6	23.8	353.7	413.6	347.4	364.8

(1)	The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges for the periods indicated, where (1) “earnings” consist of earnings before income taxes plus fixed charges, and (2) “fixed charges” consist of (A) interest, whether expensed or capitalized, on all indebtedness, (B) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (C) an interest component representing the estimated portion of rental expense that management believes is attributable to interest. Interest on unrecognized tax benefits is included in the tax provision and is excluded from the computation of fixed charges.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2017.

You should read this table in conjunction with “Selected Financial Data,” “Use of Proceeds,” “MD&A” and our Consolidated and Combined Condensed Financial Statements and notes thereto included elsewhere in this prospectus. The Old Notes that are exchanged for New Notes will be retired and canceled. Therefore, the issuance of the New Notes will not result in any change in our capitalization. The information below is not indicative of our future capitalization ($ in millions).

As of March 31, 2017
(unaudited)
Cash and equivalents	$817.6

U.S. dollar-denominated commercial paper (1)	118.5
Euro-denominated commercial paper (2)	160.3
Term facility (3)	500.0
Revolving credit facility (3)	—
1.800% Old Notes due 2019 (4)	300.0
2.350% Old Notes due 2021 (4)	750.0
3.150% Old Notes due 2026 (4)	900.0
4.300% Old Notes due 2046 (4)	550.0
Other long-term debt	3.2

Long-term debt	3,282.0
Total stockholders’ equity	2,891.9

Total capitalization	$6,173.9

(1)	In June 2016, we established a U.S. dollar- denominated commercial paper program supported by the revolving credit facility. As of March 31, 2017, $118.5 million of commercial paper was outstanding under the U.S. dollar-denominated commercial paper program. See “Description of Material Indebtedness.”
(2)	In December 2016, we established a Euro-denominated commercial paper program supported by the revolving credit facility. As of March 31, 2017, $160.3 million of commercial paper was outstanding under the Euro-denominated commercial paper program. See “Description of Material Indebtedness.”
(3)	In June 2016, we entered into a credit agreement with a syndicate of banks providing for a three-year $500 million senior term facility that expires on June 16, 2019 and a five-year $1.5 billion senior unsecured revolving credit facility that expires on June 16, 2021. See “Description of Material Indebtedness.”
(4)	Represents the aggregate principal amount outstanding.

SELECTED FINANCIAL DATA

Set forth below are selected historical consolidated and combined financial data of Fortive and Fortive’s businesses, which comprise certain operating units that, prior to the Separation, were included in Danaher’s Test & Measurement segment, Industrial Technologies segment (other than its Product Identification platform) and Retail/Commercial Petroleum platform (collectively, the “Fortive Businesses”), as of and for the periods indicated. Operating results for any prior period are not necessarily indicative of results to be expected in any future period.

The Company derived the consolidated and combined statements of earnings data for the years ended December 31, 2016, 2015 and 2014 from the Company’s historical audited Consolidated and Combined Financial Statements, which are included in the “Index to Financial Statements and Schedule” section of this prospectus. The Company derived the combined statements of earnings data for the years ended December 31, 2013 and December 31, 2012 from the historical audited Combined Financial Statements of the Fortive Businesses, which are not included in this prospectus. The earnings data for the year ended December 31, 2016 consists of the Company’s consolidated results for the six months ended December 31, 2016 and the combined results of the Fortive Businesses for the six months ended July 1, 2016. The earnings data for the years ended December 31, 2015, 2014, 2013 and 2012 consists of the combined results of the Fortive Businesses.

The Company derived the consolidated and combined statements of earnings data for the three months ended March 31, 2017 and April 1, 2016 from the Company’s historical unaudited Consolidated and Combined Condensed Financial Statements, which are included in the “Index to Financial Statements and Schedule” section of this prospectus. The earnings data consists of the Company’s consolidated results for the three months ended March 31, 2017 and the combined results of the Fortive Businesses for the three months ended April 1, 2016.

The Company derived the consolidated and combined balance sheet data as of December 31, 2016 and 2015 from the Company’s historical audited Consolidated and Combined Balance Sheets, which are included in the “Index to Financial Statements and Schedule” section of this prospectus. The Company derived the combined balance sheet data as of December 31, 2014 and 2013 from the audited Combined Financial Statements of the Fortive Businesses, which are not included in this prospectus. The Company derived the unaudited combined balance sheet data as of December 31, 2012 from financial records of Danaher, which are not included in this prospectus. The Company derived the consolidated balance sheet data as of March 31, 2017 from the Company’s historical unaudited Consolidated and Combined Condensed Financial Statements, which are included in the “Index to Financial Statements and Schedule” section of this prospectus. The Company derived the combined balance sheet data as of April 1, 2016 from the historical unaudited Combined Condensed Financial Statements of Fortive Corporation and the Fortive Businesses, which are not included in this prospectus. The balance sheet data consists of the Company’s consolidated balances as of March 31, 2017 and December 31, 2016, the combined balances of Fortive Corporation and the Fortive Businesses as of April 1, 2016 and December 31, 2015 and the combined balances of the Fortive Businesses as of December 31, 2014, 2013 and 2012.

The selected financial data set forth below should be read in conjunction with MD&A and the historical Consolidated and Combined Financial Statements and the notes thereto included in this prospectus. Through the date of the Separation, all revenues and costs as well as assets and liabilities directly associated with the Fortive Businesses have been included in the combined financial statements. Prior to the Separation, the combined financial statements also included allocations of certain general, administrative, sales and marketing expenses and cost of sales from Danaher’s corporate office and from other Danaher businesses to the Fortive Businesses and allocations of related assets, liabilities, and Danaher’s investment, as applicable. The allocations were determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company been an entity that operated independently of Danaher during the applicable periods. Following the Separation, the consolidated financial statements include the accounts of Fortive and its wholly-owned subsidiaries and no longer include any allocations from Danaher.

The selected financial data set forth below may not be indicative of the Company’s results had it been a separate stand-alone entity throughout the periods presented, nor are the results stated herein indicative of what the Company’s financial position, results of operations and cash flows may be in the future. The results for the three months ended March 31, 2017 are not necessarily indicative of the results that should be expected for the full year ending December 31, 2017 ($ in millions, except per share information).

	As of and for the Three Months Ended		As of and for the Year Ended December 31
	March 31, 2017	April 1, 2016	2016	2015	2014		2013	2012
	(unaudited)
Statement of earnings data
Sales	$1,535.2	$1,474.7	$6,224.3	$6,178.8	$6,337.2		$5,961.9	$5,785.3
Operating profit	294.9	263.0	1,246.0	1,269.7	1,245.3		1,143.2	1,127.8
Earnings before income taxes	272.3	263.0	1,197.0	1,269.7	1,279.2	(a)	1,143.2	1,127.8
Net earnings	199.7	182.0	872.3	863.8	883.4	(a)	830.9	763.7
Net earnings per share:
Basic	0.58	0.53	2.52	2.50	2.56		2.41	2.21
Diluted	0.57	0.53	2.51	2.50	2.56		2.41	2.21
Dividend declared and paid per share	0.07	—	0.14	—	—		—	—
Balance sheet data								(unaudited	)
Total assets	8,234.3	7,212.6	8,189.8	7,210.6	7,355.6		7,240.1	6,762.3
Total long-term debt	$3,262.7	$—	$3,358.0	$—	$—		$—	$—

(a)	Includes $34 million ($26 million after-tax or $0.08 per diluted share) gain on sale of our electric vehicle systems (“EVS”)/hybrid product line. Refer to Note 4 to the accompanying Consolidated and Combined Financial Statements for the year ended December 31, 2016 for additional information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fortive is a diversified industrial growth company comprised of Professional Instrumentation and Industrial Technologies segments and encompassing businesses that are recognized leaders in attractive markets. Our well-known brands hold leading positions in advanced instrumentation and solutions, transportation technology, sensing, automation and specialty, and franchise distribution markets. Our businesses design, develop, service, manufacture and market professional and engineered products, software and services for a variety of end markets, building upon leading brand names, innovative technology and significant market positions. Our research and development, manufacturing, sales, distribution, service and administrative facilities are located in more than 40 countries across North America, Asia Pacific, Europe and Latin America.

We completed the Separation on July 2, 2016, the first day of our fiscal third quarter. Before that date, Fortive was a wholly owned subsidiary of Danaher and our businesses were comprised of certain Danaher operating units. Danaher transferred these businesses to us prior to the Separation. The Separation was completed in the form of a pro rata distribution by Danaher to its stockholders of record on June 15, 2016, of all of the outstanding shares of Fortive held by Danaher. Fortive was incorporated in the state of Delaware on November 10, 2015 in order to facilitate the Separation.

In connection with the Separation, on July 1, 2016, we entered into the Agreements that govern the Separation and the relationships between the parties following the Separation, including an employee matters agreement (the “Employee Matters Agreement”), a tax matters agreement, an intellectual property matters agreement, a Danaher Business System license agreement and a transition services agreement.

This MD&A is designed to provide a reader of our financial statements with a narrative from the perspective of management. Our MD&A is divided into seven sections:

•	Basis of Presentation

•	Overview

•	Results of Operations

•	Financial Instruments and Risk Management

•	Liquidity and Capital Resources

•	Critical Accounting Estimates

•	New Accounting Standards

BASIS OF PRESENTATION

The accompanying consolidated and combined and combined condensed financial statements present our historical financial position, results of operations, changes in equity and cash flows in accordance with GAAP.

The combined and combined condensed financial statements for periods prior to the Separation were derived from Danaher’s consolidated financial statements and accounting records and prepared in accordance with GAAP for the preparation of carved-out combined financial statements. Through the date of the Separation, all revenues and costs as well as assets and liabilities directly associated with Fortive have been included in the combined and the combined condensed financial statements. Prior to the Separation, the combined and the combined condensed financial statements also included allocations of certain general, administrative, sales and marketing expenses and cost of sales from Danaher’s corporate office and from other Danaher businesses to Fortive and allocations of related assets, liabilities, and the Former Parent’s investment, as applicable. The allocations were determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had we been operating independently of Danaher during the applicable periods. Related party allocations prior to the Separation, including the method for such allocation, are discussed further in Note 19 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus.

Following the Separation, the consolidated financial statements include the accounts of Fortive and those of our wholly-owned subsidiaries and no longer include any allocations from Danaher.

These consolidated and combined and combined condensed financial statements may not be indicative of our results had we been a separate stand-alone entity throughout the periods presented, nor are the results stated herein indicative of what our financial position, results of operations and cash flows may be in the future.

OVERVIEW

General

Please see “Business—General” included in this prospectus for a discussion of the Company’s strategies for delivering long-term shareholder value. Fortive is a multinational business with global operations. During 2016, approximately 44% of our sales were derived from customers outside the United States. As a diversified industrial growth company with global operations, our businesses are affected by worldwide, regional and industry-specific economic and political factors. Our geographic and industry diversity, as well as the range of our products, software and services, typically help limit the impact of any one industry or the economy of any single country (except for the United States) on our operating results. Given the broad range of products manufactured, software and services provided and geographies served, we do not use any indices other than general economic trends to predict the overall outlook for the Company. Our individual businesses monitor key competitors and customers, including to the extent possible their sales, to gauge relative performance and the outlook for the future.

As a result of our geographic and industry diversity, we face a variety of opportunities and challenges, including technological development in most of the markets we serve, the expansion and evolution of opportunities in high-growth markets, trends and costs associated with a global labor force and consolidation of our competitors. We define high-growth markets as developing markets of the world experiencing extended periods of accelerated growth in gross domestic product and infrastructure which include Eastern Europe, the Middle East, Africa, Latin America and Asia with the exception of Japan and Australia. We operate in a highly competitive business environment in most markets, and our long-term growth and profitability will depend in particular on our ability to expand our business across geographies and market segments, identify, consummate and integrate appropriate acquisitions, develop innovative and differentiated new products, services and software, expand and improve the effectiveness of our sales force and continue to reduce costs and improve operating efficiency and quality, and effectively address the demands of an increasingly regulated environment. We are making significant investments, organically and through acquisitions, to address technological change in the markets we serve and to improve our manufacturing, research and development and customer-facing resources in order to be responsive to our customers throughout the world.

In this prospectus, references to sales from existing businesses refers to sales from operations calculated according to GAAP but excluding (1) the impact from acquired businesses, (2) the impact from the Separation and (3) the impact of currency translation. References to sales attributable to acquisitions or acquired businesses refer to GAAP sales from acquired businesses recorded prior to the first anniversary of the acquisition less the amount of sales attributable to certain divested businesses or product lines not considered discontinued operations prior to the first anniversary of the divestiture. The impact from the Separation refers to the impact from sales to or from Danaher made under agreements entered into, or terminated, in connection with the Separation prior to the first anniversary of the Separation. The portion of sales attributable to the impact of currency translation is calculated as the difference between (a) the period-to-period change in sales (excluding sales impact from acquired businesses or the Separation) and (b) the period-to-period change in sales (excluding sales impact from acquired businesses or the Separation) after applying the current period foreign exchange rates to the prior year period. Sales from existing businesses should be considered in addition to, and not as a replacement for or superior to, sales, and may not be comparable to similarly titled measures reported by other companies.

Management believes that reporting the non-GAAP financial measure of sales from existing businesses provides useful information to investors by helping identify underlying growth trends in our business and facilitating comparisons of our sales performance with our performance in prior and future periods and to our peers. We exclude the effect of acquisitions and divestiture related items (including the impact of agreements with Danaher that were entered into or terminated in connection with the Separation) because the nature, size and number of such transactions can vary dramatically from period to period and between us and our peers. In addition, we exclude the impact of agreements that were terminated, or entered into, in connection with the Separation because we believe that excluding such impact may be useful to investors in assessing our operational performance independent of the impact on sales to or from Danaher resulting primarily from the Separation. We exclude the effect of currency translation from sales from existing businesses because the impact of currency translation is not under management’s control and is subject to volatility. Management believes the exclusion of the effect of acquisitions and divestitures (including Separation-related items) and currency translation may facilitate the assessment of underlying business trends and may assist in comparisons of long-term performance. References to sales volume refer to the impact of both price and unit sales.

Business Performance and Outlook

While differences exist among our businesses, on an overall basis, demand for our products, software and services increased during the three months ended March 31, 2017 as compared to the comparable 2016 period resulting in aggregate year-over-year total sales growth of 4.1% and sales growth from existing businesses of 4.9%. Our continued investments in sales growth initiatives and other new product introductions, as well as stabilization of broad-based market conditions and other business-specific factors discussed below also contributed to overall sales growth. On a year-over-year basis, sales growth in the Professional Instrumentation segment was driven by increased demand in the businesses within both Advanced Instrumentation & Solutions and Sensing Technologies. Year-over-year sales growth in the Industrial Technologies segment was led by increased demand in Transportation Technologies businesses driven by demand related to the enhanced credit card security requirements in the United States based on the Europay, Mastercard and Visa (“EMV”) global standards as well as increased demand in the businesses within Franchise Distribution and Automation & Specialty Components. We expect EMV-related demand to continue to drive growth for the next several years. Geographically, sales from existing businesses grew at a low-single digit rate in developed markets and at a low-double digit rate in high-growth markets during the three months ended March 31, 2017 as compared to the comparable 2016 period. Year-over-year sales from existing businesses grew at a rate in the mid-teens in Asia, at a high-single digit rate in Western Europe and at a low-single digit rate in North America.

On an overall basis, demand for our products, software and services increased in 2016 as compared to 2015 resulting in aggregate year-over-year total sales growth of 0.7% and sales growth from existing businesses of 1.0%. Our Professional Instrumentation segment returned to growth during the second half of 2016 led by increased demand in the Advanced Instrumentation & Solutions businesses, and year-over-year sales growth in the Industrial Technologies segment was driven by increased EMV-related demand as well as share gains in the Franchise Distribution businesses. Geographically, year-over-year sales from existing businesses grew at low single-digit rates in both developed and high-growth markets during 2016 as compared to 2015. Sales from existing businesses grew at a mid-single digit rate in Asia, led by growth in China, and at low-single digit rates in Europe and the United States, partly offset by double-digit rate contractions in sales in Latin America and Canada.

We expect overall sales from existing businesses to continue to grow on a year-over-year basis through the remainder of 2017 but remain cautious about challenges due to macro-economic and geopolitical uncertainties, including global uncertainties related to monetary, fiscal and trade policies, as well as other factors identified in “Risk Factors.”

Acquisitions and Divestitures

During the first three months of 2017, we did not acquire any businesses.

During 2016, we acquired three businesses for total consideration of $190 million in cash, net of cash acquired. The businesses acquired complement existing units of both our segments. The aggregate annual sales of these three businesses at the time of their respective acquisitions, in each case based on the acquired company’s revenues for its last completed fiscal year prior to the acquisition, were approximately $47 million.

During 2015, we acquired two businesses for total consideration of $37 million in cash, net of cash acquired. The businesses acquired complement existing units of both our segments. The aggregate annual sales of these two businesses at the time of their respective acquisitions, in each case based on the acquired company’s revenues for its last completed fiscal year prior to the acquisition, were $18 million.

During 2014, we acquired six businesses for total consideration of $289 million in cash, net of cash acquired. The businesses acquired complement existing businesses of both our segments. The aggregate annual sales of these six businesses at the time of their respective acquisitions, in each case based on the acquired company’s revenues for its last completed fiscal year prior to the acquisition, were $133 million.

In August 2014, we completed the divestiture of our EVS/hybrid product line for a sale price of $87 million in cash. This product line, which was part of the Industrial Technologies segment, had revenues of approximately $60 million in 2014 prior to the divestiture. We recorded a pretax gain on the sale of the product line of $34 million ($26 million after-tax) in our 2014 results. This amount is recorded in other income. Subsequent to the sale, we have no continuing involvement in the EVS/hybrid product line.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND APRIL 1, 2016

Sales Growth

The following tables summarize total aggregate year-over-year sales growth and the components of aggregate year-over-year sales growth during the three months ended March 31, 2017 as compared to the comparable period of 2016:

Components of Sales Growth

% Change Three Months Ended March 31, 2017 vs. Comparable 2016 Period
Total sales growth (GAAP)	4.1%

Existing businesses (Non-GAAP)	4.9%
Acquisitions (a) (Non-GAAP)	0.2%
Currency exchange rates (Non-GAAP)	(1.0)%

(a)	Includes the impact from both acquisitions and the Separation

Operating Profit Margins

Operating profit margin was 19.2% for the three months ended March 31, 2017, an increase of 140 basis points as compared to 17.8% in the comparable period of 2016. This year-over-year increase was due primarily to higher 2017 sales volumes, the incremental year-over-year cost savings associated with the restructuring actions and productivity improvement initiatives taken in 2016, lower year-over-year intangible asset amortization due to certain intangible assets being fully amortized and costs associated with various growth investments made in 2016, net of the incremental year-over-year costs associated with various product development and sales and marketing growth investments and changes in currency exchange rates. In addition, included in the 140 basis points increase in operating profit margin is the incremental year-over-year net dilutive effect of acquired businesses of 20 basis points.

Business Segments

Sales by business segment for each of the periods indicated were as follows ($ in millions):

	Three Months Ended
	March 31, 2017	April 1, 2016
Professional Instrumentation	$716.1	$697.4
Industrial Technologies	819.1	777.3

Total	$1,535.2	$1,474.7

PROFESSIONAL INSTRUMENTATION

The Professional Instrumentation segment consists of our Advanced Instrumentation & Solutions and Sensing Technologies businesses. The Advanced Instrumentation & Solutions businesses provide product realization and field solutions services and products. Field solutions include a variety of compact professional test tools, thermal imaging and calibration equipment for electrical, industrial, electronic and calibration applications, online condition-based monitoring equipment, and computerized maintenance management software for critical infrastructure in electrical utility and industrial applications. Product realization provides solutions including hardware, software and services to help developers and engineers convert concepts into finished products. Product realization also includes highly-engineered energetic materials components in specialized vertical applications and design, engineering and manufacturing services. The businesses comprising Sensing Technologies offer devices that sense, monitor and control operational or manufacturing variables, such as temperature, pressure, level, flow, turbidity and conductivity.

Professional Instrumentation Selected Financial Data

	Three Months Ended
($ in millions)	March 31, 2017	April 1, 2016
Sales	$716.1	$697.4
Operating profit	158.0	146.0
Depreciation	8.8	9.1
Amortization	7.8	17.0
Operating profit as a % of sales	22.1%	20.9%
Depreciation as a % of sales	1.2%	1.3%
Amortization as a % of sales	1.1%	2.4%

Components of Sales Growth

% Change Three Months Ended March 31, 2017 vs. Comparable 2016 Period
Total sales growth (GAAP)	2.7%

Existing businesses (Non-GAAP)	4.6%
Acquisitions (a) (Non-GAAP)	(0.7)%
Currency exchange rates (Non-GAAP)	(1.2)%

(a)	Includes the impact from both acquisitions and the Separation

Sales from existing businesses in the segment’s Advanced Instrumentation & Solutions businesses grew at a mid-single digit rate during the three months ended March 31, 2017 as compared to the comparable period of 2016. Year-over-year sales from existing businesses of field solutions products and services grew at a mid-single digit rate due to increased demand for industrial test equipment, network tools and online condition-based monitoring equipment while demand decreased for thermography equipment primarily in the United States. Year-over-year sales from existing businesses of product realization services and products grew at a high-single digit rate driven primarily by growth in the semiconductor and consumer electronics end markets, partly offset by a year-over-year decline in demand for design, engineering and manufacturing services. Geographically, sales from existing businesses in the segment’s Advanced Instrumentation & Solutions businesses increased on a year-over-year basis primarily in Asia and Western Europe during the three months ended March 31, 2017.

Sales from existing businesses in the segment’s Sensing Technologies businesses grew at a mid-single digit rate during the three months ended March 31, 2017 as compared to the comparable period of 2016. Year-over-year demand grew primarily in the food and beverage, heating and air conditioning, and industrial end-markets. Geographically, sales from existing businesses increased on a year-over-year basis in North America and to a lesser extent in Western Europe and Asia during the three months ended March 31, 2017.

The impact of year-over-year price increases in the segment was negligible during the three months ended March 31, 2017 and is reflected as a component of the change in sales from existing businesses.

Operating profit margin increased 120 basis points during the three months ended March 31, 2017 as compared to the comparable period of 2016. This year-over-year increase was due primarily to higher 2017 sales volumes, the incremental year-over-year cost savings associated with the restructuring actions and productivity improvement initiatives taken in 2016 and lower year-over-year intangible asset amortization due to certain intangible assets being fully amortized, net of incremental year-over-year costs associated with various product development and sales and marketing growth investments, the positive impact in 2016 of a transition services agreement related to a disposition made by Danaher prior to the Separation, incremental year-over-year bad debt charges and changes in currency exchange rates. In addition, included in the 120 basis points increase in operating profit margin is the incremental year-over-year net dilutive effect of acquired businesses of 40 basis points.

INDUSTRIAL TECHNOLOGIES

The Industrial Technologies segment consists of our Transportation Technologies, Automation & Specialty Components and Franchise Distribution businesses. Our Transportation Technologies businesses are leading worldwide providers of solutions and services focused on fuel dispensing, remote fuel management, point-of-sale and payment systems, environmental compliance, vehicle tracking and fleet management, and traffic management. The Automation & Specialty Components businesses provide a wide range of electromechanical and electronic motion control products and mechanical components, as well as supplemental braking systems for commercial vehicles. Our Franchise Distribution businesses manufacture and distribute professional tools and a full line of wheel service equipment.

Industrial Technologies Selected Financial Data

	Three Months Ended
($ in millions)	March 31, 2017	April 1, 2016
Sales	$819.1	$777.3
Operating profit	152.6	130.7
Depreciation	14.1	12.4
Amortization	5.5	5.4
Operating profit as a % of sales	18.6%	16.8%
Depreciation as a % of sales	1.7%	1.6%
Amortization as a % of sales	0.7%	0.7%

Components of Sales Growth

% Change Three Months Ended March 31, 2017 vs. Comparable 2016 Period
Total sales growth (GAAP)	5.4%

Existing businesses (Non-GAAP)	5.1%
Acquisitions (a) (Non-GAAP)	1.1%
Currency exchange rates (Non-GAAP)	(0.8)%

(a)	Includes the impact from both acquisitions and the Separation

Sales from existing businesses in the segment’s Transportation Technologies businesses grew at a mid-single digit rate during the three months ended March 31, 2017 as compared to the comparable period of 2016, due primarily to strong demand for dispenser, payment systems and environmental compliance products, partly offset by weaker year-over-year demand for compressed natural gas products and indoor point-of-sale systems. The businesses continued to experience reduced EMV-related demand for indoor point-of-sale solutions as customers had largely upgraded to products that support indoor EMV requirements in the prior year in response to the indoor liability shift. However, demand increased on a year-over-year basis for dispensers and payment systems as customers in the United States continue to upgrade equipment driven primarily by the EMV deadlines related to outdoor payment systems. We expect the EMV-related demand to continue to drive growth for the next several years. Geographically, sales from existing businesses increased on a year-over-year basis in the United States and in Western Europe.

Sales from existing businesses in the segment’s Automation & Specialty Components businesses grew at a low-single digit rate during the three months ended March 31, 2017 as compared to the comparable period of 2016. During the three months ended March 31, 2017, increased year-over-year demand in semiconductor, off-highway vehicle, robotics and medical-related end markets was partly offset by lower demand in the defense end market and the continued decline in demand for engine retarder products due primarily to weakness in the North American truck market. Geographically, sales from existing businesses increased on a year-over-year basis in Asia and Western Europe partly offset by lower demand in the United States.

Sales from existing businesses in the segment’s Franchise Distribution businesses grew at a mid-single digit rate during the three months ended March 31, 2017 as compared to the comparable period of 2016, due primarily to continued net increases in franchisees as well as continued growth in demand for powered and diagnostic tools and tool storage products in the United States. This growth was partly offset by year-over-year declines in demand for wheel service equipment during the three months ended March 31, 2017.

The impact of year-over-year price increases in the segment was negligible during the three months ended March 31, 2017, and is reflected as a component of the change in sales from existing businesses.

Operating profit margin increased 180 basis points during the three months ended March 31, 2017 as compared to the comparable period of 2016 due to higher 2017 sales volumes, the incremental year-over-year cost savings associated with the restructuring actions and productivity improvement initiatives taken in 2016 and costs associated with various growth investments made in 2016, partially offset by incremental year-over-year costs associated with various product development and sales and marketing growth investments and changes in currency exchange rates.

COST OF SALES AND GROSS PROFIT

	Three Months Ended
($ in millions)	March 31, 2017	April 1, 2016
Sales	$1,535.2	$1,474.7
Cost of sales	(791.2)	(779.5)

Gross profit	$744.0	$695.2
Gross profit margin	48.5%	47.1%

The year-over-year increase in cost of sales during the three months ended March 31, 2017 as compared to the comparable period in 2016 is due primarily to the impact of higher year-over-year sales volumes partly offset by incremental year-over-year cost savings associated with restructuring and productivity, material cost and supply chain improvement actions, costs associated with various growth investments made in 2016 and changes in currency exchange rates.

The year-over-year increase in gross profit (and the related 140 basis point increase in gross profit margin) during the three months ended March 31, 2017 as compared to the comparable period in 2016 is due primarily to the favorable impact of higher year-over-year sales volumes, incremental year-over-year cost savings associated with restructuring and productivity, material cost and supply chain improvement actions and costs associated with various growth investments made in 2016 partly offset by changes in currency exchange rates.

OPERATING EXPENSES

	Three Months Ended
($ in millions)	March 31, 2017	April 1, 2016
Sales	$1,535.2	$1,474.7
Selling, general and administrative (“SG&A”) expenses	352.9	338.5
Research and development (“R&D”) expenses	96.2	93.7
SG&A as a % of sales	23.0%	23.0%
R&D as a % of sales	6.3%	6.4%

SG&A expenses increased during the three months ended March 31, 2017 as compared to the comparable period of 2016 due primarily to continued investments in our sales and marketing growth initiatives, the positive impact in 2016 of a transition services agreement related to a disposition made by Danaher prior to the Separation and incremental year-over-year bad debt charges, partly offset by year-over-year cost savings associated with restructuring actions taken in 2016, the impact of continuing productivity improvement initiatives and lower year-over-year intangible asset amortization due to certain intangible assets being fully amortized. However, SG&A expenses as a percentage of sales was flat on a year-over-year basis.

R&D expenses (consisting principally of internal and contract engineering personnel costs) increased during the three months ended March 31, 2017 as compared to the comparable period of 2016 due to incremental year-over-year investments in our product development initiatives. R&D expenses as a percentage of sales decreased 10 basis points during the three months ended March 31, 2017 due primarily to the impact of higher sales volumes during the period.

INTEREST COSTS

For a discussion of our outstanding indebtedness, refer to Note 5 to the accompanying Consolidated and Combined Condensed Financial Statements for the three months ended March 31, 2017 and Note 10 to the accompanying Consolidated and Combined Financial Statements for the year ended December 31, 2016.

Interest expense of $22.6 million was recorded for the three months ended March 31, 2017, arising from our outstanding indebtedness, initiated in June 2016. Before the Separation, we depended on Danaher for all of our working capital and financing requirements under Danaher’s centralized approach to cash management and financing of operations of its subsidiaries. As a result, with the exception of cash, cash equivalents and borrowings clearly associated with Fortive and related to the Separation, we recorded no interest expense in our combined condensed financial statements for periods prior to the Separation.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Components of Sales Growth

	2016 vs. 2015	2015 vs. 2014
Total sales growth (GAAP)	0.7%	(2.5)%

Existing businesses (Non-GAAP)	1.0%	2.4%
Acquisitions (a) (Non-GAAP)	0.7%	0.1%
Currency exchange rates (Non-GAAP)	(1.0)%	(5.0)%

(a)	Includes the impact from both acquisitions and the Separation

Refer to the “—Professional Instrumentation” and “—Industrial Technologies” sections below for further discussion of aggregate year-over-year sales growth.

Operating Profit Margins

Operating profit margins were 20.0% for the year ended December 31, 2016, a decrease of 50 basis points as compared to 20.5% in 2015. The following factors impacted year-over-year operating profit margin comparisons.

2016 vs. 2015 operating profit margin comparisons were unfavorably impacted by:

•	The incremental year-over-year costs associated with various product development, sales and marketing growth investments and increased general and administrative costs required to operate as a stand-alone public company and higher year-over-year costs associated with restructuring actions and changes in currency exchange rates, net of higher 2016 sales volumes, the incremental year-over-year cost savings associated with the restructuring actions and continuing productivity improvement initiatives taken in 2015 and 2016, and the incrementally favorable impact of the impairment of certain trade names used in the Industrial Technologies segment in 2015 and 2016: 40 basis points

•	The incremental net dilutive effect of acquired businesses: 10 basis points.

Operating profit margins were 20.5% for the year ended December 31, 2015, an increase of 80 basis points as compared to 19.7% in 2014. The following factors impacted year-over-year operating profit margin comparisons.

2015 vs. 2014 operating profit margin comparisons were favorably impacted by:

•	Higher 2015 sales volumes, the incremental year-over-year cost savings associated with restructuring actions and continuing productivity improvement initiatives, and the impact of transition services agreements entered into in connection with Danaher divestitures, net of incremental year-over-year costs associated with various product development, sales and marketing growth investments and the effect of a stronger U.S. dollar in 2015: 85 basis points

•	Lower year-over-year costs associated with restructuring actions: 25 basis points

2015 vs. 2014 operating profit margin comparisons were unfavorably impacted by:

•	The incremental net dilutive effect of acquired businesses and the impairment of certain trade names used in the Industrial Technologies segment in 2015: 30 basis points.

Business Segments

Sales by business segment for the years ended December 31 are as follows ($ in millions):

	2016	2015	2014
Professional Instrumentation	$2,891.6	$2,974.2	$3,121.6
Industrial Technologies	3,332.7	3,204.6	3,215.6

Total	$6,224.3	$6,178.8	$6,337.2

PROFESSIONAL INSTRUMENTATION

Professional Instrumentation Selected Financial Data

	For the Year Ended December 31
($ in millions)	2016	2015	2014
Sales	$2,891.6	$2,974.2	$3,121.6
Operating profit	642.3	694.8	691.6
Depreciation	35.6	35.2	36.5
Amortization	63.8	68.3	70.9
Operating profit as a % of sales	22.2%	23.4%	22.2%
Depreciation as a % of sales	1.2%	1.2%	1.2%
Amortization as a % of sales	2.2%	2.3%	2.3%

Components of Sales Growth

	2016 vs. 2015	2015 vs. 2014
Total sales growth (GAAP)	(2.8)%	(4.7)%

Existing businesses (Non-GAAP)	(2.2)%	(0.1)%
Acquisitions (a) (Non-GAAP)	0.4%	0.1%
Currency exchange rates (Non-GAAP)	(1.0)%	(4.7)%

(a)	Includes the impact from both acquisitions and the Separation

2016 COMPARED TO 2015

Year-over-year price increases in the segment contributed 0.5% to sales growth during 2016 as compared to 2015 and are reflected as a component of the change in sales from existing businesses.

Sales from existing businesses in the segment’s Advanced Instrumentation & Solutions businesses declined at a low-single digit rate during 2016 as compared to 2015. The business continued to experience stabilization in demand during the second half of 2016 as compared to the first half of 2016, and reported increased demand from existing businesses in the second half of 2016 as compared to the comparable prior year period. Geographically, sales from existing businesses declined in the United States and Latin America, partly offset by increases in China and Western Europe. Demand for field solutions products and services declined at a low-single digit rate during 2016 as compared to 2015 with year-over-year sales declines during the first half of the year partly offset by year-over-year sales growth during the second half of 2016. During 2016, year-over-year demand increased for online condition-based monitoring equipment and network tools as well as for thermography equipment in China, while demand decreased for calibration and biomedical equipment. On a year-over-year basis, industrial product sales for field solutions products and services declined during 2016 but grew during the second half of 2016 compared to the comparable period in 2015, reflecting a stabilization in end customer demand. Year-over-year sales of product realization services and products declined at a mid-single digit rate during 2016 as compared to 2015. Declines in some major product realization product lines were partly offset by growth in education and defense-related end markets and semiconductor and communications end markets in China as well as increased demand for precision electrical measurement products and video network monitoring products. Demand for design, engineering and manufacturing services increased on a year-over-year basis but slowed during the second half of 2016.

Sales from existing businesses in the segment’s Sensing Technologies businesses declined at a low-single digit rate during 2016 as compared to 2015. Demand in these businesses continued to stabilize throughout the year and delivered high-single digit growth on a year-over-year basis during the fourth quarter of 2016. Sales declines during 2016 for control products were partially offset by increased sales of sensing products primarily in the food and beverage, medical equipment and heating and air conditioning end-markets. Geographically, sales from existing businesses decreased on a year-over-year basis in North America, partly offset by improved demand in Asia.

Operating profit margins decreased 120 basis points during 2016 as compared to 2015. The following factors unfavorably impacted year-over-year operating profit margin comparisons:

•	Lower 2016 sales volumes (offset by price increases), increased costs associated with various product development and sales and marketing growth investments and changes in currency exchange rates, net of cost savings associated with the restructuring actions and continuing productivity improvement initiatives taken in 2015 and 2016 and the impact of lower amortization related to acquired intangible assets: 90 basis points

•	The incremental net dilutive effect in 2016 of acquired businesses: 30 basis points

2015 COMPARED TO 2014

Price increases in the segment contributed 1.0% to year-over-year sales growth during 2015 as compared to 2014 and are reflected as a component of the change in sales from existing businesses.

Sales from existing businesses in the segment’s Advanced Instrumentation & Solutions businesses increased slightly during 2015 as compared to 2014. Field solutions products grew at a low-single digit rate driven by increased year-over-year demand for electrical, calibration, thermography, networking and biomedical products as well as online condition-based monitoring equipment. Geographically, demand for field solutions products increased in Asia, Western Europe and the Middle East. Sales of product realization services and products declined at a low-single digit rate during 2015 as compared to 2014. Increased year-over-year demand for next-generation oscilloscopes and video network monitoring products and services was more than offset by decreased demand across all other major product and service lines. Geographically, demand increased for product realization services and products in China and Western Europe, but was more than offset by softer demand in Russia, Latin America, North America and Japan.

Sales from existing businesses in the segment’s Sensing Technologies business declined at a mid-single digit rate during 2015 as compared to 2014 due to lower demand in all major end-markets. Geographically, decreased year-over-year demand in North America and Western Europe was partially offset by sales growth in China and Latin America.

Operating profit margins increased 120 basis points during 2015 as compared to 2014 due primarily to incremental year-over-year cost savings associated with restructuring actions and continuing productivity improvement initiatives, and the impact of transition services agreements entered into in connection with Danaher divestitures, net of incremental year-over-year costs associated with various product development, sales and marketing growth investments and the effect of a stronger U.S. dollar in 2015.

INDUSTRIAL TECHNOLOGIES

Industrial Technologies Selected Financial Data

	For the Year Ended December 31
($ in millions)	2016	2015	2014
Sales	$3,332.7	$3,204.6	$3,215.6
Operating profit	667.4	617.2	597.0
Depreciation	53.8	52.9	51.3
Amortization	21.9	20.5	19.3
Operating profit as a % of sales	20.0%	19.3%	18.6%
Depreciation as a % of sales	1.6%	1.7%	1.6%
Amortization as a % of sales	0.7%	0.6%	0.6%

Components of Sales Growth

	2016 vs. 2015	2015 vs. 2014
Total sales growth (GAAP)	4.0%	(0.3)%

Existing businesses (Non-GAAP)	4.1%	4.8%
Acquisitions (a) (Non-GAAP)	0.9%	—%
Currency exchange rates (Non-GAAP)	(1.0)%	(5.1)%

(a)	Includes the impact from acquisitions, divestitures, and the Separation

2016 COMPARED TO 2015

Year-over-year price increases in the segment contributed 0.3% to sales growth during 2016 as compared to 2015 and are reflected as a component of the change in sales from existing businesses.

Sales from existing businesses in the segment’s Transportation Technologies businesses grew at a high-single digit rate during 2016 as compared to 2015, due primarily to strong demand for dispenser, payment and point-of-sale systems, environmental compliance products as well as vehicle and fleet management products, partly offset by weaker year-over-year demand for compressed natural gas products. As expected, beginning in the second half of 2016, the business began to experience reduced EMV-related demand for indoor point-of-sale solutions, as customers had largely upgraded to products that support indoor EMV requirements in the prior year in response to the indoor liability shift. However, demand increased on a year-over-year basis for dispensers and payment systems as customers in the United States continued to upgrade equipment driven primarily by the EMV deadlines related to outdoor payment systems. We expect this trend to continue to drive moderate growth in 2017 and be a significant growth driver for the next several years, although the rate of growth is expected to decelerate during 2017 as compared to 2016 due to the recent extension of the liability shift for outdoor payment systems. Geographically, sales from existing businesses continued to increase on a year-over-year basis in the United States and to a lesser extent in Asia and Western Europe.

Sales from existing businesses in the segment’s Automation & Specialty Components business declined at a low-single digit rate during 2016 as compared to 2015. The businesses experienced sequential year-over-year improvement in demand during the second half of 2016 as compared to the first half of 2016. During 2016, year-

over-year demand declined for engine retarder products due primarily to weakness in the North American heavy-truck market, partly offset by strong growth in China and Europe. In addition, year-over-year demand declined in certain medical and defense related end markets which were partly offset by increased year-over-year demand for industrial automation products particularly in China. Geographically, sales from existing businesses in the segment’s Automation & Specialty Components businesses declined in North America, partly offset by growth in Western Europe and China.

Sales from existing businesses in the segment’s Franchise Distribution business grew at a mid-single digit rate during 2016, as compared to 2015, due primarily to continued net increases in franchisees as well as continued growth in demand for professional tool products and tool storage products, primarily in the United States. This growth was partly offset by year-over-year declines in wheel service equipment sales during 2016.

Operating profit margins increased 70 basis points during 2016 as compared to 2015. The following factors favorably impacted year-over-year operating profit margin comparisons:

•	Higher 2016 sales volumes, pricing improvements, cost savings associated with the restructuring actions and continuing productivity improvement initiatives taken in 2015 and 2016 and the incrementally favorable impact of the impairment of certain tradenames used in the segment in 2015 and 2016, net of costs associated with various growth investments, product development and sales and marketing growth investments, higher year-over-year costs associated with restructuring actions and changes in currency exchange rates: 65 basis points

•	The incremental net accretive effect in 2016 of acquired businesses: 5 basis points

2015 COMPARED TO 2014

Price increases in the segment had a negligible impact on year-over-year sales growth during 2015 as compared to 2014 and are reflected as a component of the change in sales from existing businesses.

Sales from existing businesses in the segment’s Transportation Technologies business grew at a mid-single digit rate during 2015 as compared to 2014, as year-over-year demand for the business’ dispenser systems, service and point-of-sale systems continued to be strong in North America and India during 2015. Customers, predominantly in the United States, had begun to upgrade point-of-sale systems to comply with deadlines for enhanced credit card security requirements based on the EMV global standard. This growth was partially offset by lower year-over-year sales of retail petroleum products in the Middle East, Russia and Western Europe, largely due to softness in demand from integrated oil companies.

Sales from existing businesses in the segment’s Automation & Specialty Components business increased slightly during 2015 as compared to 2014. A strong increase in year-over-year demand in technology and defense related end-markets in North America and distribution and industrial automation related end-markets in Europe, was largely offset by lower demand in North American distribution and industrial automation related end-markets as well as agricultural related end-markets in North America and Europe. Sales in the engine retarder business were essentially flat on a year-over-year basis, with stronger demand in North America and Europe offset by softer demand in China. Year-over-year sales comparisons are also adversely affected by the sale of our EVS/hybrid product line in the third quarter of 2014, which was not treated as a discontinued operation and the impact of which is reflected in “Acquisitions (divestitures), net” in the Components of Sales Growth table above. See Note 3 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus for additional information related to this transaction.

Sales from existing businesses in the segment’s Franchise Distribution business grew at a low-double digit rate during 2015 as compared to 2014, due to continued strong demand for tool storage solutions as well as increases in the number of franchisees, primarily in the United States.

Operating profit margins increased 70 basis points during 2015 as compared to 2014. The following factors impacted year-over-year operating profit margin comparisons.

2015 vs. 2014 operating profit margin comparisons were favorably impacted by:

•	Higher 2015 sales volumes, incremental year-over-year cost savings associated with restructuring actions and continuing productivity improvement initiatives, net of incremental year-over-year costs associated with various product development, sales and marketing growth investments and the effect of a stronger U.S. dollar in 2015: 85 basis points

•	Lower year-over-year costs associated with restructuring actions: 40 basis points

2015 vs. 2014 operating profit margin comparisons were unfavorably impacted by:

•	The impairment of certain trade names used in the segment recorded in the third quarter of 2015 and the incremental net dilutive effect of acquisitions in 2014: 55 basis points

COST OF SALES AND GROSS PROFIT

	For the Year Ended December 31
($ in millions)	2016	2015	2014
Sales	$6,224.3	$6,178.8	$6,337.2
Cost of sales	(3,191.5)	(3,178.8)	(3,288.0)

Gross profit	$3,032.8	$3,000.0	$3,049.2
Gross profit margin	48.7%	48.6%	48.1%

Cost of sales increased on a year-over-year basis during 2016 as compared to 2015 due primarily to the impact of higher year-over-year sales volumes, incremental year-over-year costs associated with various growth investments and restructuring actions, partly offset by the continued effect of a strong U.S. dollar and the incremental year-over-year cost savings associated with restructuring and continued productivity, material cost and supply chain improvement actions.

Cost of sales decreased on a year-over-year basis during 2015 as compared to 2014, due primarily to the effect of a stronger U.S. dollar, incremental year-over-year cost savings associated with restructuring actions and continued productivity improvement initiatives and lower year-over-year costs associated with restructuring actions, partially offset by the impact of higher year-over-year sales volumes.

Gross profit margins increased 10 basis points on a year-over-year basis during 2016 as compared to 2015 due primarily to the favorable impact of pricing improvements and higher year-over-year sales volumes, incremental year-over-year cost savings associated with restructuring actions taken in 2015 and 2016, continued productivity and material cost and supply chain improvement actions, partly offset by incremental year-over-year costs associated with various growth investments and higher year-over-year costs associated with restructuring actions.

Gross profit margins increased 50 basis points on a year-over-year basis during 2015 as compared to 2014, due primarily to the favorable impact of higher year-over-year sales volumes and incremental year-over-year cost savings associated with restructuring actions and continued productivity improvement initiatives.

OPERATING EXPENSES

	For the Year Ended December 31
($ in millions)	2016	2015	2014
Sales	$6,224.3	$6,178.8	$6,337.2
Sales, general and administrative (“SG&A”) expenses	1,402.0	1,352.6	1,416.3
R&D expenses	384.8	377.7	387.6
SG&A as a % of sales	22.5%	21.9%	22.3%
R&D as a % of sales	6.2%	6.1%	6.1%

The year-over-year increase in SG&A expenses in 2016 as compared to 2015 primarily reflects the increased general and administrative costs required to operate as a stand-alone public company as compared to the allocations derived from Danaher in periods prior to the Separation, continued investments in sales and marketing growth initiatives and incremental year-over-year costs associated with restructuring actions, partly offset by year-over-year cost savings associated with restructuring actions taken in 2015 and 2016, the impact of continuing productivity improvement initiatives and the incrementally favorable impact of year-over-year impairment charges recorded during 2016 and 2015 related to certain tradenames used in the Industrial Technologies segment. SG&A expense as a percentage of sales increased 60 basis points in 2016 as compared to 2015.

The year-over-year decrease in SG&A expenses in 2015 as compared to 2014 reflects incremental year-over-year investments in our sales and marketing growth initiatives which were more than offset by the effect of a stronger U.S. dollar in 2015, year-over-year cost savings associated with restructuring actions and continuing productivity improvement initiatives and the impact of transition services agreements entered into in connection with Danaher divestitures. SG&A expense as a percentage of sales decreased 40 basis points on a year-over-year basis as compared to 2014.

R&D expenses (consisting principally of internal and contract engineering personnel costs) as a percentage of sales increased 10 basis points on a year-over-year basis in 2016 as compared to 2015. Incremental year-over-year increases in investments in our product development initiatives were the primary contributors to this increase. R&D expenses as a percentage of sales were flat on a year-over-year basis in 2015 as compared to 2014.

INTEREST COSTS

For a discussion of our outstanding indebtedness, refer to Note 10 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus and Note 5 to the Consolidated and Combined Condensed Financial Statements for the three months ended March 31, 2017 included in this prospectus.

Interest expense of $49.0 million was recorded in 2016, arising from our outstanding indebtedness initiated in June 2016. Before the Separation, we depended on Danaher for all of our working capital and financing requirements under Danaher’s centralized approach to cash management and financing of operations of its subsidiaries. As a result, with the exception of cash, cash equivalents and borrowings clearly associated with Fortive and related to the Separation, we recorded no interest expense in our combined financial statements for periods prior to the Separation. In the event that additional liquidity is required, particularly in connection with acquisitions, we may enter into additional borrowings under our commercial paper programs or credit facilities and/or access the capital markets. If we enter into such additional financing transactions, the amount of annual interest expense will increase.

GAIN ON SALE OF PRODUCT LINE

In August 2014, we completed the divestiture of our EVS/hybrid product line for a sale price of $87 million in cash. This product line, which was part of the Industrial Technologies segment, had revenues of approximately

$60 million in 2014 prior to the divestiture. Operating results of the product line were not significant to our segment or overall reported results. We recorded a pretax gain on the sale of the product line of $34 million ($26 million after-tax) in our 2014 results. Subsequent to the sale, we have no continuing involvement in the EVS/hybrid product line.

INCOME TAXES

General

Income tax expense and deferred tax assets and liabilities reflect management’s assessment of future taxes expected to be paid on items reflected in our financial statements. We record the tax effect of discrete items and items that are reported net of their tax effects in the period in which they occur.

Our effective tax rate can be affected by changes in the mix of earnings in countries with differing statutory tax rates (including as a result of business acquisitions and dispositions), changes in the valuation of deferred tax assets and liabilities, accruals related to contingent tax liabilities and period-to-period changes in such accruals, the results of audits and examinations of previously filed tax returns (as discussed below), the expiration of statutes of limitations, the implementation of tax planning strategies, tax rulings, court decisions, settlements with tax authorities and changes in tax laws, including legislative policy changes that may result from the Organization for Economic Co-operation and Development’s (“OECD”) initiative on Base Erosion and Profit Shifting.

The OECD has issued significant global tax policy changes that include both expanded reporting as well as technical global tax policy changes. Many countries in which we operate have implemented tax law and administrative changes that align with many aspects of the OECD policy guidelines. A number of the expanded reporting requirements are initially due in 2017, based upon 2016 results and we have taken comprehensive measures to address the requirements of these changes in global tax policy. We do not expect these global tax policy changes to have a significant impact on our results of operations or cash flows.

The majority of our operations are located in the United States. We expect the U.S. government to enact major corporate income tax reform during 2017 and a number of legislative proposals have been put forward. For example, the U.S. House of Representatives has issued a tax reform blueprint that would significantly lower the U.S. corporate tax rate, expand the tax base by eliminating certain deductions such as interest expense and the Section 199 deduction for U.S. manufacturing activities, provide a territorial tax system and a one-time tax on prior un-repatriated earnings, and add a border adjustment mechanism. We are monitoring these developments closely.

We conduct business globally, and, as part of our global business, we file numerous income tax returns in the U.S. federal, state and foreign jurisdictions. The countries in which we have a significant presence that have lower statutory tax rates than the United States include China, Germany and the United Kingdom. Our ability to obtain a tax benefit from lower statutory tax rates outside of the United States is dependent on our levels of taxable income in these foreign countries and under current U.S. tax law. We believe that a change in the statutory tax rate of any individual foreign country would not have a material effect on our financial statements given the geographic dispersion of our taxable income.

The amount of income taxes we pay is subject to audit by federal, state and foreign tax authorities, which may result in proposed assessments. We review our global tax positions on a quarterly basis. Based on these reviews, the results of discussions and resolutions of matters with certain tax authorities, tax rulings and court decisions and the expiration of statutes of limitations reserves for contingent tax liabilities are accrued or adjusted as necessary. For a discussion of risks related to these and other tax matters, please refer to “Risk Factors.”

We are routinely examined by various domestic and international taxing authorities. In connection with the Separation, we entered into the Agreements with Danaher, including a tax matters agreement. The tax matters agreement distinguishes between the treatment of tax matters for “Joint” filings compared to “Separate” filings prior to the Separation. “Joint” filings involve legal entities, such as those in the United States, that include operations from both Danaher and the Company. By contrast, “Separate” filings involve certain entities (primarily outside of the United States), that exclusively include either Danaher’s or the Company’s operations, respectively. In accordance with the tax matters agreement, Danaher is liable for and has indemnified Fortive against all income tax liabilities involving “Joint” filings for periods prior to the Separation. The Company remains liable for certain pre-Separation income tax liabilities including those related to the Company’s “Separate” filings.

Pursuant to U.S. tax law, the Company’s initial U.S. federal income tax return is for the short taxable year July 2, 2016 through December 31, 2016. We expect to file our initial U.S. federal income tax return for the 2016 short tax year with the IRS during 2017. Therefore the IRS has not yet begun an examination of the Company. Our operations in certain foreign jurisdictions are under routine audit examinations for the tax years 2007 to 2016.

Comparison of the Three Months Ended March 31, 2017 and April 1, 2016

Our effective tax rate for the three months ended March 31, 2017 was 26.7% as compared to 30.8% for the three months ended April 1, 2016. Our effective tax rates for these periods differ from the U.S. federal statutory rate of 35% due principally to our earnings outside the United States that are indefinitely reinvested and taxed at rates lower than the U.S. federal statutory rate and the impact of credits and deductions provided by law.

Comparison of the Years Ended December 31, 2016, 2015 and 2014

For periods prior to the Separation, current income tax liabilities related to entities which filed jointly with Danaher are assumed to be immediately settled with Danaher and are relieved through Former Parent’s investment. Income tax expense and other income tax related information contained in the consolidated and combined financial statements are presented as if we filed a separate tax return. The separate tax return method applies the accounting guidance for income taxes to the standalone financial statements as if we were a standalone taxpayer for the periods prior to the Separation. The calculation of our income taxes on a separate income tax return basis requires considerable judgment, estimates and allocations.

Our effective tax rate for the years ended December 31, 2016, 2015 and 2014 was 27.1%, 32.0% and 30.9%, respectively.

Our effective tax rate for each of 2016, 2015 and 2014 differs from the U.S. federal statutory rate of 35.0% due principally to our earnings outside the United States that are indefinitely reinvested and taxed at rates lower than the U.S. federal statutory rate and from certain tax benefits and credits provided by law. The effective tax rate for 2016 includes benefits from the release of reserves resulting from expirations of statutes of limitations, primarily from periods prior to the Separation.

COMPREHENSIVE INCOME

Comparison of the Three Months Ended March 31, 2017 and April 1, 2016

Comprehensive income increased $39 million from $205 million for the three months ended April 1, 2016 to $244 million for the three months ended March 31, 2017, due primarily to higher net earnings of $18 million and favorable changes in foreign currency translation adjustments of $22 million due to the continued strengthening of the U.S. dollar.

Comparison of the Years Ended December 31, 2016 and December 31, 2015

Comprehensive income decreased by $9 million in 2016 as compared to 2015. Increased net earnings of $9 million and favorable year-over-year changes in foreign currency translation adjustments were more than offset by unfavorable pension benefit adjustments. We recorded a foreign currency translation loss of $124 million in 2016 compared to a translation loss of $132 million in 2015. We recorded a pension benefit adjustments loss of $8 million in 2016 compared to a gain of $18 million in 2015.

Comparison of the Years Ended December 31, 2015 and December 31, 2014

Comprehensive income increased by $40 million in 2015 as compared to 2014. Net earnings decreased by $20 million, which was more than offset by favorable year-over-year changes in foreign currency translation and pension benefit adjustments. We recorded a foreign currency translation loss of $132 million in 2015 compared to a translation loss of $154 million in 2014. We recorded a pension benefit adjustments gain of $18 million in 2015 compared to a loss of $19 million in 2014.

INFLATION

The effect of inflation on our revenues and net earnings was not significant in the three months ended March 31, 2017 or April 1, 2016 or any of the years ended December 31, 2016, 2015 or 2014.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

We are exposed to market risk from changes in interest rates, foreign currency exchange rates, credit risk and commodity prices, each of which could impact our financial statements. We generally address our exposure to these risks through our normal operating and financing activities. In addition, our broad-based business activities help to reduce the impact that volatility in any particular area or related areas may have on our operating profit as a whole.

Interest Rate Risk

We manage interest cost using a mixture of fixed-rate and variable-rate debt. A change in interest rates on long-term debt impacts the fair value of our fixed-rate long-term debt but not our earnings or cash flows because the interest on such debt is fixed. Generally, the fair market value of fixed-rate debt will increase as interest rates fall and decrease as interest rates rise. As of December 31, 2016, an increase of 100 basis points in interest rates would have decreased the fair value of our fixed-rate long-term debt by approximately $186 million.

As of December 31, 2016, our variable-rate debt obligations consisted primarily of U.S. dollar and Euro-denominated commercial paper and term loan borrowings (refer to Note 10 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus for information regarding our outstanding indebtedness as of December 31, 2016). As a result, our primary interest rate exposure results from changes in short-term interest rates. As these shorter duration obligations mature, we anticipate issuing additional short-term commercial paper obligations and term loans to refinance all or part of these borrowings. Since the Separation the average annual interest rate associated with outstanding term loan borrowings and U.S. dollar and Euro-denominated commercial paper was approximately 1.72%, 0.90% and (0.06)%, respectively. In addition, we recorded interest expense of $6.3 million on these variable-rate obligations. A hypothetical 9 basis points increase in market interest rates as of December 31, 2016 on our variable-rate debt obligations would have increased our interest expense by $1.5 million in 2016.

Foreign Currency Exchange Rate Risk

We face transactional exchange rate risk from transactions with customers in countries outside of the United States and from intercompany transactions between affiliates. Transactional exchange rate risk arises from the purchase and sale of goods and services in currencies other than our functional currency or the functional currency of an applicable subsidiary. We also face translational exchange rate risk related to the translation of financial statements of our foreign operations into U.S. dollars, our functional currency. Costs incurred and sales recorded by subsidiaries operating outside of the United States are translated into U.S. dollars using exchange rates effective during the respective period. As a result, we are exposed to movements in the exchange rates of various currencies against the U.S. dollar. The effect of a change in currency exchange rates on our net investment in international subsidiaries is reflected in the accumulated other comprehensive income (loss) component of equity. A 10.0% depreciation in major currencies relative to the U.S. dollar as of December 31, 2016 would have resulted in a reduction of stockholders’s equity of approximately $166 million.

Currency exchange rates negatively impacted 2016 reported sales by 1.0% as compared to 2015, as the U.S. dollar was, on average, stronger against most major currencies during 2016 as compared to exchange rate levels during 2015. If the exchange rates in effect as of December 31, 2016 were to prevail throughout 2017, currency exchange rates would negatively impact 2017 estimated sales by approximately 1.6% relative to our performance in 2016. In general, additional strengthening of the U.S. dollar against other major currencies would further adversely impact our sales and results of operations on an overall basis and any weakening of the U.S. dollar against other major currencies would positively impact our sales and results of operations.

We have generally accepted the exposure to exchange rate movements without using derivative financial instruments to manage this risk. Both positive and negative movements in currency exchange rates against the U.S. dollar will therefore continue to affect the reported amount of sales, profit, and assets and liabilities in our consolidated and combined financial statements.

Credit Risk

We are exposed to potential credit losses in the event of nonperformance by counterparties to our financial instruments. Financial instruments that potentially subject us to credit risk consist of cash and temporary investments, and receivables from customers. We place cash and temporary investments with various high-quality financial institutions throughout the world and exposure is limited at any one institution. Although we typically do not obtain collateral or other security to secure these obligations, we regularly monitor the third party depository institutions that hold our cash and cash equivalents. We emphasize safety and liquidity of principal over yield on those funds.

In addition, concentrations of credit risk arising from receivables from customers are limited due to the diversity of our customers. Our businesses perform credit evaluations of their customers’ financial conditions as appropriate and also obtain collateral or other security when appropriate.

Commodity Price Risk

For a discussion of risks relating to commodity prices, refer to “Risk Factors.”

LIQUIDITY AND CAPITAL RESOURCES

Prior to the Separation, we were dependent upon Danaher for all of our working capital and financing requirements under Danaher’s centralized approach to cash management and financing of operations of its subsidiaries. With the exception of cash, cash equivalents and borrowings clearly associated with Fortive and related to the Separation, including the financial transactions described below, financial transactions relating to our business operations during the period prior to the Separation were accounted for through the Former Parent’s investment, net (“Former Parent’s Investment”) account. Accordingly, none of our Former Parent’s cash, cash equivalents or debt at the corporate level was assigned to the Company in the financial statements for the periods prior to the Separation.

As a result of the Separation, we no longer participate in Danaher’s cash management and financing operations. We assess our liquidity in terms of our ability to generate cash to fund our operating, investing and financing activities. We generate substantial cash from operating activities and believe that our operating cash flow and other sources of liquidity will be sufficient to allow us to continue to invest in existing businesses, consummate strategic acquisitions, make interest payments on our outstanding indebtedness, and manage our capital structure on a short and long-term basis.

During 2016, we completed the following financing transactions:

•	Entered into a credit agreement with a syndicate of banks providing for a three-year $500 million senior term facility that expires on June 16, 2019 (the “Term Facility”) and a five-year $1.5 billion senior unsecured revolving credit facility that expires on June 16, 2021 (the “Revolving Credit Facility”). We borrowed the entire $500 million of loans under the Term Facility;

•	Completed the private placement of $2.5 billion of senior unsecured notes in multiple series with maturity dates ranging from June 15, 2019 to June 15, 2046 (collectively, the “Notes”), which Notes are the Old Notes subject to the exchange offer we are making pursuant to this prospectus; and

•	Established U.S. dollar and Euro-denominated commercial paper programs (collectively the “Commercial Paper Programs”) supported by the Revolving Credit Facility.

Approximately $3.0 billion of the net proceeds of these financings activities was paid to Danaher in June 2016 as a cash dividend in connection with the Separation. Refer to Note 10 of the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus and Note 5 to the Consolidated and Combined Condensed Financial Statements for the three months ended March 31, 2017 included in this prospectus for more information related to our long-term indebtedness.

In connection with the issuance of the Notes, we entered into a registration rights agreement, pursuant to which we are obligated to use commercially reasonable efforts to file with the SEC, and cause to be declared effective, a registration statement with respect to an offer to exchange each series of Notes for registered notes with terms that are substantially identical to the Notes of such series. The registration statement of which this prospectus forms a part has been filed, and the exchange of New Notes for Old Notes will be effected, to satisfy these obligations. Alternatively, if the exchange offer is not available or cannot be completed, we would be required to use commercially reasonable efforts to file, and cause to be declared effective, a shelf registration statement to cover resales of the Notes under the Securities Act. If we do not comply with these obligations, we will be required to pay additional interest on the Notes.

Overview of Cash Flows and Liquidity

Following is an overview of our cash flows and liquidity:

	Three Months Ended		Years Ended December 31
($ in millions)	March 31, 2017	April 1, 2016	2016	2015	2014
Net cash provided by operating activities	$148.3	$177.2	$1,136.9	$1,009.0	$946.7

Cash paid for acquisitions	$—	$(12.8)	$(190.1)	$(37.1)	$(289.0)
Payments for additions to property, plant and equipment	(26.8)	(28.4)	(129.6)	(120.1)	(102.6)
Proceeds from sale of product line	—	—	—	—	86.7
All other investing activities	(0.6)	2.0	8.9	(16.9)	13.8

Net cash used in investing activities	$(27.4)	$(39.2)	$(310.8)	$(174.1)	$(291.1)

Net proceeds from (repayment of) borrowings (maturities of 90 days or less)	$(95.5)	$—	$375.2	$—	$—
Proceeds from borrowings (maturities longer than 90 days)	—	—	2,978.1	—	—
Cash dividend paid to Former Parent	—	—	(3,000.0)	—	—
Payment of cash dividends to shareholders	(24.2)	—	(48.4)	—	—
Net transfers to Former Parent	—	(138.0)	(301.4)	(834.9)	(635.0)
All other financing activities	0.3	—	0.3	—	(20.6)

Net cash provided by (used in) financing activities	$(119.4)	$(138.0)	$3.8	$(834.9)	$(655.6)

Operating Activities

Cash flows from operating activities can fluctuate significantly from period-to-period as working capital needs and the timing of payments for income taxes, restructuring activities and other items impact reported cash flows.

Comparison of the Three Months Ended March 31, 2017 and April 1, 2016

Operating cash flows were approximately $148 million for the first three months of 2017, a decrease of $29 million, or approximately 16%, as compared to the comparable period of 2016. The year-over-year change in operating cash flows was primarily attributable to the following factors:

•	2017 operating cash flows benefited from higher net earnings for the first three months of 2017 as compared to the comparable period in 2016. Net earnings for the three months ended March 31, 2017 reflected a decrease of $7 million of depreciation and amortization expense as compared to the comparable period of 2016 due primarily to certain intangible assets being fully amortized. Amortization expense primarily relates to the amortization of intangible assets acquired in connection with acquisitions. Depreciation expense relates primarily to our manufacturing and operating facilities. Depreciation and amortization are noncash expenses that decrease earnings without a corresponding impact to operating cash flows.

•	The aggregate of accounts receivable, inventories and trade accounts payable used $62 million of cash during the first three months of 2017 as compared to using $3 million of cash in the comparable period of 2016. The amount of cash flow generated from or used by the aggregate of accounts receivable, inventories and trade accounts payable depends upon how effectively we manage the cash conversion cycle, which effectively represents the number of days that elapse from the day we pay for the purchase of raw materials and components to the collection of cash from our customers and can be significantly impacted by the timing of collections and payments in a period.

•	The aggregate of prepaid expenses and other assets and accrued expenses and other liabilities used $38 million of cash during the first three months of 2017 as compared to using $58 million of cash in the comparable period of 2016. The timing of cash payments for income taxes and various employee related liabilities drove the majority of this change. During the three months ended April 1, 2016 our combined financial statements accounted for income taxes under the separate return method; accordingly our taxes payable during this period was an adjustment to equity as it did not represent a liability with the relevant taxing authorities as we were a part of Danaher’s tax returns during that time. We expect to make significant tax payments in the three months ending June 30, 2017.

Comparison of the Years Ended December 31, 2016 and December 31, 2015

Cash flows from operations increased $128 million, or approximately 12.7%, during 2016 as compared to 2015. This year-over-year change in operating cash flows was primarily attributable to the following factors:

•	2016 operating cash flows benefited from higher net earnings as compared to 2015.

•	The aggregate of accounts receivable, inventories and trade accounts payable generated $13 million of operating cash flows during 2016, compared to the $26 million used in operations during 2015. The amount of cash flow generated from or used by the aggregate of accounts receivable, inventories and trade accounts payable depends upon how effectively we manage the cash conversion cycle, which effectively represents the number of days that elapse from the day we pay for the purchase of raw materials and components to the collection of cash from our customers and can be significantly impacted by the timing of collections and payments in a period.

•	The aggregate of prepaid expenses and other assets and accrued expenses and other liabilities provided $35 million of operating cash flows during 2016, compared to the $61 million used in operations during 2015. The timing of cash payments for income taxes and various employee related liabilities drove the majority of this change.

Comparison of the Years Ended December 31, 2015 and December 31, 2014

Cash flows from operations increased $62 million during 2015 as compared to 2014 due primarily to cash generated from higher operating profit in 2015 and lower investments in working capital in 2015 as compared to 2014.

Investing Activities

Cash flows relating to investing activities consist primarily of cash used for acquisitions and capital expenditures. Capital expenditures are made primarily for increasing capacity, replacing equipment, supporting product development initiatives, improving information technology systems and purchasing equipment that is used in operating-type lease arrangements with customers.

Comparison of the Three Months Ended March 31, 2017 and April 1, 2016

Net cash used in investing activities decreased $12 million during the three months ended March 31, 2017 as compared to the comparable period of 2016, due primarily to the business acquisition during the three months ended April 1, 2016 and a slight year-over-year decrease in capital expenditures.

Capital expenditures decreased $2 million during the three months ended March 31, 2017 as compared to the comparable period of 2016 due primarily to timing of these investments within the year.

Comparison of the Years Ended December 31, 2016, 2015 and 2014

Net cash used in investing activities was approximately $311 million during 2016 compared to approximately $174 million and $291 million of net cash used in 2015 and 2014, respectively.

Net cash used in investing activities increased $137 million during 2016 as compared to 2015, principally due to higher levels of acquisitions during 2016. Net cash used in investing activities decreased $117 million during 2015 as compared to 2014, principally due to lower levels of acquisitions during 2015 and proceeds from the divestiture of the EVS/hybrid product line in 2014. For a discussion of our acquisitions and divestiture, refer to “—Overview.”

Capital expenditures totaled $130 million in 2016, $120 million in 2015 and $103 million in 2014. The change in capital expenditures is due primarily to timing of these investments.

For the full year 2017, we expect capital spending to be between $125 million and $135 million, though actual expenditures will ultimately depend on business conditions.

Financing Activities and Indebtedness

Cash flows from financing activities consist primarily of cash flows associated with the issuance and repayments of commercial paper and other debt, payments of quarterly cash dividends to shareholders, the dividend paid to Danaher in connection with the Separation in the year ended December 31, 2016 and during the periods prior to the Separation, net transfers to Former Parent.

We generally expect to satisfy any short-term liquidity needs that are not met through operating cash flows and available cash primarily through issuances of commercial paper under the Commercial Paper Programs. Credit support for the Commercial Paper Programs is provided by the Revolving Credit Facility. Under the U.S. dollar and Euro-denominated commercial paper programs, we may issue unsecured, short-term promissory notes with maturities not exceeding 397 and 183 days, respectively. As of March 31, 2017, commercial paper outstanding under the U.S. dollar-denominated commercial paper program had a weighted average annual interest rate of 1.29% and a weighted average remaining maturity of approximately 7 days. As of March 31, 2017, commercial paper outstanding under the Euro-denominated commercial paper program had a weighted average annual interest rate of (0.04)% and a weighted average remaining maturity of approximately 37 days.

We classified our borrowings outstanding under the Commercial Paper Programs as of March 31, 2017 and December 31, 2016 as long-term debt in the accompanying Consolidated Condensed Balance Sheet and the accompanying Consolidated Balance Sheet as we have the intent and ability, as supported by availability under the Revolving Credit Facility, to refinance these borrowings for at least one year from the balance sheet date. As commercial paper obligations mature, we may issue additional short-term commercial paper obligations to refinance all or part of these borrowings.

The availability of the Revolving Credit Facility as a standby liquidity facility to repay maturing commercial paper is an important factor in maintaining the existing credit ratings of the Commercial Paper Programs. We expect to limit any borrowings under the Revolving Credit Facility to amounts that would leave sufficient credit available under the facility to allow us to borrow, if needed, to repay all of the outstanding commercial paper as it matures.

The carrying value of total debt outstanding as of March 31, 2017 was approximately $3.3 billion. We had $1.5 billion available under the Revolving Credit Facility as of March 31, 2017. Of this amount, approximately $279 million was being used to backstop outstanding U.S. and Euro commercial paper balances. Accordingly, we had the ability to incur an additional $1.2 billion of indebtedness under the Revolving Credit Facility as of March 31, 2017. Refer to Note 5 to the Consolidated and Combined Condensed Financial Statements for the three months ended March 31, 2017 included in this prospectus and Note 10 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus for information regarding our financing activities and indebtedness.

Comparison of the Three Months Ended March 31, 2017 and April 1, 2016

Cash used in financing activities was $119 million for the three months ended March 31, 2017, a decrease of $19 million as compared to approximately $138 million used in the comparable period in 2016. In the three months ended March 31, 2017, we decreased our aggregate outstanding commercial paper under the Commercial Paper Programs by $96 million and paid $24 million of cash dividends to shareholders. We no longer make any net transfers to Former Parent as a result of the Separation.

Comparison of the Years Ended December 31, 2016 and December 31, 2015

Cash provided by financing activities was approximately $4 million in 2016, an increase of $839 million as compared to approximately $835 million used in 2015, due primarily to our incurrence of approximately $3.4 billion of indebtedness in 2016, as described above, offset by the $3.0 billion dividend paid to Danaher in connection with the Separation. In addition, year-over-year net transfers to Former Parent decreased by approximately $534 million. Net transfers to Former Parent represents net cash generated by operating and investing activities prior to the Separation that were transferred to Danaher and adjustments to balances transferred from Danaher in accordance with the Agreements.

Comparison of the Years Ended December 31, 2015 and December 31, 2014

Net cash used in financing activities increased $179 million during 2015 as compared to 2014, as more cash was transferred to Danaher due to increases in operating cash flows and less cash was used in investing activities.

Dividends

We began paying a regular quarterly dividend during the third quarter of 2016. On January 24, 2017, we declared a regular quarterly dividend of $0.07 per share paid on March 31, 2017 to holders of record on February 24, 2017. Aggregate cash payments for the quarterly dividend paid to shareholders during the first quarter of 2017 were $24.2 million.

On November 3, 2016, we declared a regular quarterly dividend of $0.07 per share that was paid on December 30, 2016 to holders of record on November 25, 2016. Aggregate cash payments for the two quarterly dividends paid to shareholders during 2016 were $48.4 million.

On April 13, 2017, we declared a regular quarterly dividend of $0.07 per share payable on June 30, 2017 to holders of record on May 26, 2017.

Cash and Cash Requirements

As of March 31, 2017, we held $818 million of cash and cash equivalents that were invested in highly liquid investment-grade instruments with a maturity of 90 days or less with a negligible weighted average annual interest rate. Substantially all of the cash was held outside of the United States.

While repatriation of some cash held outside the United States may be restricted by local laws, most of our foreign cash balances could be repatriated to the United States but, under current law, would be subject to U.S. federal income taxes, less applicable foreign tax credits. For most of our foreign subsidiaries, we make an election regarding the amount of earnings intended for indefinite reinvestment, with the balance available to be repatriated to the United States. We have recorded a current tax liability for the funds that we plan to repatriate to the United States this year. No provisions for U.S. income taxes have been made with respect to earnings that are planned to be reinvested indefinitely outside the United States, and the amount of U.S. income taxes that may be applicable to such earnings is not readily determinable given the various alternatives we could employ if we repatriated these earnings. The cash that our foreign subsidiaries hold for indefinite reinvestment is generally used to finance foreign operations and investments, including acquisitions. As of March 31, 2017, we believe that we have sufficient liquidity to satisfy our cash needs, including our cash needs in the United States.

Until the Separation, we were dependent upon Danaher for all of our working capital and financing requirements under Danaher’s centralized approach to cash management and financing of operations of its subsidiaries. Because we were part of Danaher for the periods prior to Separation, no cash, cash equivalents and borrowings were included in the consolidated and combined financial statements at December 31, 2015. For all periods prior to the Separation, other financial transactions relating to our business operations were accounted for through the Former Parent’s Investment account.

We have cash requirements to support working capital needs, capital expenditures and acquisitions, pay interest and service debt, pay taxes and any related interest or penalties, fund our restructuring activities and pension plans as required, pay dividends to shareholders and support other business needs or objectives. With respect to our cash requirements, we generally intend to use available cash and internally generated funds to meet these cash requirements, but in the event that additional liquidity is required, particularly in connection with acquisitions, we may also borrow under our commercial paper programs or credit facilities, enter into new credit facilities and either borrow directly thereunder or use such credit facilities to backstop additional borrowing capacity under our commercial paper programs and/or access the capital markets. We also may from time to time access the capital markets, including to take advantage of favorable interest rate environments or other market conditions.

During 2016, we contributed $11 million to our non-U.S. defined benefit pension plans. During 2017, our cash contribution requirements for our non-U.S. defined benefit pension plans are expected to be approximately $10 million. The ultimate amounts to be contributed depend upon, among other things, legal requirements, underlying asset returns, the plan’s funded status the anticipated tax deductibility of the contribution, local practices, market conditions, interest rates and other factors.

Contractual Obligations

The following table sets forth, by period due or year of expected expiration, as applicable, a summary of our contractual obligations as of December 31, 2016 under (1) long-term debt obligations, (2) leases, (3) purchase obligations and (4) other long-term liabilities reflected on our balance sheet under GAAP. Certain of our acquisitions may involve the potential payment of contingent consideration. The table below does not reflect any such obligations, as the timing and amounts of any such payments are uncertain. Refer to “—Off-Balance Sheet Arrangements” for a discussion of other contractual obligations that are not reflected in the table below.

($ in millions)	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Debt and leases:
Long-term debt obligations (a)(b)	$3,374.8	$—	$800.0	$1,124.8	$1,450.0
Capital lease obligations (b)	3.6	0.3	0.9	0.3	2.1

Total long-term debt	3,378.4	0.3	800.9	1,125.1	1,452.1
Interest payments on long-term debt and capital lease obligations (c)	1,057.5	75.2	147.4	129.9	705.0
Operating lease obligations (d)	184.9	44.4	71.2	43.8	25.5
Other:
Purchase obligations (e)	336.3	312.5	20.8	2.9	0.1
Other long-term liabilities reflected on the balance sheet under GAAP (f)(g)	674.3	—	99.1	61.2	514.0

Total	$5,631.4	$432.4	$1,139.4	$1,362.9	$2,696.7

(a)	As described in Note 10 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus.
(b)	Amounts do not include interest payments. Interest on long-term debt and capital lease obligations is reflected in a separate line in the table.

(c)	Interest payments on long-term debt are projected for future periods using the interest rates in effect as of December 31, 2016. Certain of these projected interest payments may differ in the future based on changes in market interest rates.
(d)	Includes future minimum lease payments for operating leases having initial or remaining noncancelable lease terms in excess of one year. Certain leases require us to pay real estate taxes, insurance, maintenance and other operating expenses associated with the leased premises. These future costs are not included in the schedule above.
(e)	Consist of agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction.
(f)	Primarily consist of obligations under product service and warranty policies and allowances, performance and operating cost guarantees, estimated environmental remediation costs, self-insurance and litigation claims, post-retirement benefits, pension benefit obligations, net tax liabilities and deferred compensation obligations. The timing of cash flows associated with these obligations is based upon management’s estimates over the terms of these arrangements and is largely based upon historical experience.
(g)	Includes non-contractual obligations of $32 million of noncurrent gross unrecognized tax benefits. However, the timing of these liabilities is uncertain, and therefore, they have been included in the “More Than 5 Years” column. Refer to Note 12 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus for additional information on unrecognized tax benefits.

Off-Balance Sheet Arrangements

The following table sets forth, by period due or year of expected expiration, as applicable, a summary of our off-balance sheet commitments as of December 31, 2016:

	Amount of Commitment Expiration per Period
($ in millions)	Total	Less Than One Year	1-3 Years	4-5 Years	More Than 5 Years
Guarantees	$111.0	$75.5	$15.3	$5.6	$14.6

Guarantees consist primarily of outstanding standby letters of credit, bank guarantees and performance and bid bonds. These guarantees have been provided in connection with certain arrangements with vendors, customers, financing counterparties and governmental entities to secure our obligations and/or performance requirements related to specific transactions.

Other Off-Balance Sheet Arrangements

We have, from time to time, divested certain of our businesses and assets. In connection with these divestitures, we often provide representations, warranties and/or indemnities to cover various risks and unknown liabilities, such as claims for damages arising out of the use of products or relating to intellectual property matters, commercial disputes, environmental matters or tax matters. We have not included any such items in the contractual obligations table above because they relate to unknown conditions and we cannot reasonably estimate the potential liabilities from such matters, but we do not believe it is reasonably possible that any such liability will have a material effect on our financial statements. In addition, as a result of these divestitures, as well as restructuring activities, certain properties leased by us have been sublet to third parties. In the event any of these third parties vacate any of these premises, we would be legally obligated under master lease arrangements. We believe the financial risk of default by such sub-lessors is individually and in the aggregate not material to our financial statements.

In the normal course of business, we periodically enter into agreements that require us to indemnify customers, suppliers or other business partners for specific risks, such as claims for injury or property damage arising out of our products or services or claims alleging that our products, services or software infringe third party intellectual property. We have not included any such indemnification provisions in the contractual obligations table above. Historically, we have not experienced significant losses on these types of indemnification obligations.

Our Certificate of Incorporation requires us to indemnify to the full extent authorized or permitted by law any person made, or threatened to be made a party to any action or proceeding by reason of his or her service as a director or officer of the Company, or by reason of serving at the request of the Company as a director or officer of any other entity, subject to limited exceptions. Our Bylaws provide for similar indemnification rights. In addition, we have executed with each of our directors and executive officers an indemnification agreement which provides for substantially similar indemnification rights and under which we have agreed to pay expenses in advance of the final disposition of any such indemnifiable proceeding. While we maintain insurance for this type of liability, a significant deductible applies to this coverage and any such liability could exceed the amount of the insurance coverage.

Legal Proceedings

Please refer to Note 15 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus for information regarding legal proceedings and contingencies, and for a discussion of risks related to legal proceedings and contingencies, please refer to “Risk Factors.”

CRITICAL ACCOUNTING ESTIMATES

Management’s discussion and analysis of our financial condition and results of operations is based upon our consolidated and combined financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base these estimates and judgments on historical experience, the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ materially from these estimates and judgments.

We believe the following accounting estimates are most critical to an understanding of our financial statements. Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions about material matters that are uncertain at the time the estimate is made, and (2) material changes in the estimate are reasonably likely from period to period. For a detailed discussion on the application of these and other accounting estimates, refer to Note 2 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus.

Accounts Receivable: We maintain allowances for doubtful accounts to reflect probable credit losses inherent in our portfolio of receivables. Determination of the allowances requires us to exercise judgment about the timing, frequency and severity of credit losses that could materially affect the allowances for doubtful accounts and, therefore, net income. The allowances for doubtful accounts represent management’s best estimate of the credit losses expected from our trade accounts, contract and financing receivable portfolios. The level of the allowances is based on many quantitative and qualitative factors including historical loss experience by receivable type, portfolio duration, delinquency trends, economic conditions and credit risk quality. We regularly perform detailed reviews of our accounts receivable portfolio to determine if an impairment has occurred and to assess the adequacy of the allowances. If the financial condition of our customers were to deteriorate with a severity, frequency and/or timing different from our assumptions, additional allowances would be required and our financial statements would be adversely impacted.

Inventories: We record inventory at the lower of cost or market value. We estimate the market value of our inventory based on assumptions of future demand and related pricing. Estimating the market value of inventory is inherently uncertain because levels of demand, technological advances and pricing competition in many of our markets can fluctuate significantly from period to period due to circumstances beyond our control. If actual market conditions are less favorable than those we projected, we could be required to reduce the value of our inventory, which would adversely impact our financial statements. Refer to Note 5 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus.

Acquired Intangibles: Our business acquisitions typically result in the recognition of goodwill, in-process R&D and other intangible assets, which affect the amount of future period amortization expense and possible impairment charges that we may incur. Refer to Notes 2, 3 and 7 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus for a description of our policies relating to goodwill, acquired intangibles and acquisitions.

In performing our goodwill impairment testing, we estimate the fair value of our reporting units primarily using a market based approach. We estimate fair value based on multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”) determined by current trading market multiples of earnings for companies operating in businesses similar to each of our reporting units, in addition to recent market available sale transactions of comparable businesses. In evaluating the estimates derived by the market based approach, we make judgments about the relevance and reliability of the multiples by considering factors unique to our reporting units, including operating results, business plans, economic projections, anticipated future cash flows, and transactions and marketplace data as well as judgments about the comparability of the market proxies selected. In certain circumstances we also evaluate other factors including results of the estimated fair value utilizing a discounted cash flow analysis (i.e., an income approach), market positions of the businesses, comparability of market sales transactions and financial and operating performance in order to validate the results of the market approach. The discounted cash flow model requires judgmental assumptions about projected revenue growth, future operating margins, discount rates and terminal values. There are inherent uncertainties related to these assumptions and management’s judgment in applying them to the analysis of goodwill impairment.

In 2016, we had twelve reporting units for goodwill impairment testing. Reporting units resulting from recent acquisitions generally present the highest risk of impairment. We believe the impairment risk associated with these reporting units generally decreases as we integrate these businesses and better position them for potential future earnings growth. The carrying value of the goodwill included in each individual reporting unit ranges from $7 million to $1.1 billion. Our annual goodwill impairment analysis in 2016 indicated that in all instances, the fair values of our reporting units exceeded their carrying values and consequently did not result in an impairment charge. The excess of the estimated fair value over carrying value (expressed as a percentage of carrying value for the respective reporting unit) for each of our reporting units as of the annual testing date ranged from approximately 0% to approximately 850%. In order to evaluate the sensitivity of the fair value calculations used in the goodwill impairment test, we applied a hypothetical 10% decrease to the fair values of each reporting unit and compared those hypothetical values to the reporting unit carrying values. Based on this hypothetical 10% decrease, the excess of the estimated fair value over carrying value (expressed as a percentage of carrying value for the respective reporting unit) for each of our reporting units ranged from approximately -10% to approximately 750%. After applying the hypothetical 10% decrease, only one reporting unit’s hypothetical fair value was below its carrying value. We evaluated other factors relating to the fair value of this reporting unit including, as applicable, results of the estimated fair value using an income approach, market positions of the businesses, comparability of market sales transactions and financial and operating performance, and we concluded no impairment charge was required.

We review identified intangible assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment loss occurred requires a comparison of the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset. We also test intangible assets with indefinite lives at least annually for impairment. These analyses require management to make judgments and estimates about future revenues, expenses, market conditions and discount rates related to these assets.

If actual results are not consistent with management’s estimates and assumptions, goodwill and other intangible assets may be overstated and a charge would need to be taken against net earnings which would adversely affect our financial statements.

Contingent Liabilities: As discussed in Note 15 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus, we are, from time to time, subject to a variety of litigation and similar contingent liabilities incidental to our business (or the business operations of previously owned entities). We recognize a liability for any contingency that is known or probable of occurrence and reasonably estimable. These assessments require judgments concerning matters such as litigation developments and outcomes, the anticipated outcome of negotiations, the number of future claims and the cost of both pending and future claims. In addition, because most contingencies are resolved over long periods of time, liabilities may change in the future due to various factors, including those discussed in Note 15 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus. If the reserves we established with respect to these contingent liabilities are inadequate, we would be required to incur an expense equal to the amount of the loss incurred in excess of the reserves, which would adversely affect our financial statements.

Revenue Recognition: We derive revenues from the sale of products and services. Refer to Note 2 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus for a description of our revenue recognition policies.

Although most of our sales agreements contain standard terms and conditions, certain agreements contain multiple elements or non-standard terms and conditions. As a result, judgment is sometimes required to determine the appropriate accounting, including whether the deliverables specified in these agreements should be treated as separate units of accounting for revenue recognition purposes, and, if so, how the consideration should be allocated among the elements and when to recognize revenue for each element. We allocate revenue to each element in the contractual arrangement based on the selling price hierarchy that, in some instances, may require us to estimate the selling price of certain deliverables that are not sold separately or where third party evidence of pricing is not observable. Our estimate of selling price impacts the amount and timing of revenue recognized in multiple element arrangements.

If our judgments regarding revenue recognition prove incorrect, our revenues in particular periods may be adversely affected.

Corporate Allocations: Prior to the Separation we operated as part of Danaher and not as a stand-alone company. Accordingly, we had been allocated certain shared costs which are reflected as expenses in the combined financial statements for the periods prior to the Separation. We consider the allocation methodologies used to be reasonable and appropriate reflections of the related expenses attributable to the Company for purposes of the combined financial statements; however, the expenses reflected in the combined financial statements may not be indicative of the actual expenses that would have been incurred during the periods prior to the Separation if we had operated as a separate stand-alone entity. In addition, the expenses reflected in the combined financial statements may not be indicative of expenses that we will incur in the future. Refer to Note 19 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus for a description of the pre-Separation allocations from Danaher and related party transactions.

Stock-Based Compensation: For a description of our stock-based compensation accounting practices, refer to Note 16 to our Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus. Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require subjective assumptions, including the expected life of the awards, stock price volatility and expected forfeiture rate. Given our limited trading history following the Separation, stock price volatility used to calculate the fair value of stock-based payment awards in the post-Separation period was estimated based on an average historical stock price volatility of a group of peer companies. The assumptions used in calculating the fair value of stock-based payment awards represent our best estimates, but these estimates involve inherent uncertainties and the application of judgment. If actual results are not consistent with our assumptions and estimates, our equity-based compensation expense could be materially different in the future.

Pension: For a description of our pension accounting practices, refer to Note 11 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus. Certain of our

non-U.S. employees participate in noncontributory defined benefit pension plans. Calculations of the amount of pension costs and obligations depend on the assumptions used in the actuarial valuations, including assumptions regarding discount rates, expected return on plan assets, rates of salary increases, health care cost trend rates, mortality rates, and other factors. If the assumptions used in calculating pension and other post-retirement benefits costs and obligations are incorrect or if the factors underlying the assumptions change (as a result of differences in actual experience, changes in key economic indicators or other factors), our financial statements could be materially affected. A 50 basis point reduction in the discount rates used for the plans during 2016 would have increased the net obligation by $29 million ($22 million on an after tax basis) from the amounts recorded in the financial statements as of December 31, 2016.

Our plan assets consist of various insurance contracts, equity and debt securities as determined by the administrator of each plan. The estimated long-term rate of return for the plans was determined on a plan by plan basis based on the nature of the plan assets and ranged from 1.8% to 6.0%. If the expected long-term rate of return on plan assets during 2016 was reduced by 50 basis points, pension expense in 2016 would have increased by $1.0 million ($0.7 million on an after-tax basis).

Income Taxes: For a description of our income tax accounting policies, refer to Notes 2 and 12 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus. We establish valuation allowances for our deferred tax assets if it is more likely than not that some or all of the deferred tax asset will not be realized which requires us to make judgments and estimates regarding: (1) the timing and amount of the reversal of taxable temporary differences, (2) expected future taxable income, and (3) the impact of tax planning strategies. Future changes to tax rates would also impact the amounts of deferred tax assets and liabilities and could have an adverse impact on our financial statements.

We recognize tax benefits from uncertain tax positions only if, in our assessment, it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Judgment is required in evaluating tax positions and determining income tax provisions. We re-evaluate the technical merits of our tax positions and may recognize an uncertain tax benefit in certain circumstances, including when: (i) a tax audit is completed; (ii) applicable tax laws change, including a tax case ruling or legislative guidance; or (iii) the applicable statute of limitations expires.

In addition, certain of the Company’s tax returns are currently under review by tax authorities (see “—Results of Operations – Income Taxes” and Note 12 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus). We believe the positions taken in these returns are in accordance with the relevant tax laws. However, the outcome of these audits is uncertain and could result in us being required to record charges for prior year tax obligations which could have a material adverse impact on our financial statements, including our effective tax rate.

An increase in our 2016 nominal tax rate of 1.0% would have resulted in an additional income tax provision for the fiscal year ended December 31, 2016 of $12 million.

NEW ACCOUNTING STANDARDS

In March 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which aims to improve the presentation of net periodic pension cost. Under current accounting standards, all components of net periodic pension costs are aggregated and reported in cost of sales or selling, general and administrative expenses in the financial statements. Under the new standard we will be required to report only the service cost component in cost of sales or selling, general and administrative expenses; and the other components of net periodic pension costs (which include interest costs, expected return on plan assets and amortization of net loss) will be required to be presented in non-operating expenses. The presentation requirement of this standard is effective for us beginning January 1, 2018 (with early adoption permitted) using a retrospective transition approach and provides for certain practical expedients. We are currently evaluating the impact of this standard on our financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which aims to simplify the subsequent measurement of goodwill by removing Step 2 of the current goodwill impairment test, which requires a hypothetical purchase price allocation. Under the new standard, an impairment loss will be recognized in the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This standard is effective for us prospectively beginning January 1, 2020, with early adoption permitted. We are currently evaluating the impact of this standard on our financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which aims to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. Current guidance prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. ASU 2016-16 provides that an entity should recognize both the current and deferred income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. This standard is effective for us beginning January 1, 2018 (with early adoption permitted) using a modified retrospective transition approach through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We are currently evaluating the impact of this standard on our financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which clarifies the classification and presentation of eight specific cash flow issues in the statement of cash flows. In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which clarifies that restricted cash and restricted cash equivalents should be included in cash and cash equivalents in the statement of cash flows. These standards are effective for us beginning January 1, 2018 (with early adoption permitted) using a retrospective transition approach, unless impracticable. Although the assessment of the impact of the new standards has not yet completed, we do not anticipate the adoption of these standards to have a material impact on our financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718), which aims to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, classification of certain items on the statement of cash flows and accounting for forfeitures. The ASU requires that the difference between the actual tax benefit realized upon exercise and the tax benefit recorded based on the fair value of the stock award at the time of grant (the “excess tax benefit”) be reflected as a reduction of the current period provision for income taxes with any shortfall recorded as an increase in the tax provision. Currently, the excess tax benefit is recorded as a component of additional paid-in capital. The ASU also requires the excess tax benefit realized to be reflected as an operating cash flow rather than as a financing cash flow under current GAAP. We will adopt this standard beginning January 1, 2017. We expect this standard to favorably impact our tax rate by approximately 50 basis points in 2017. However, due to the inherent uncertainties related to, among other things, the timing of employee stock option exercises or the vesting of stock awards and any difference between the underlying stock price on the date of the grant as compared to the date of exercise or vesting, actual results will likely differ from this estimate and depending on the above factors, may adversely affect our financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which will require, among other items, lessees to recognize a right-of-use asset and a lease liability for most leases. The standard also requires disclosures by lessees and lessors about the amount, timing and uncertainty of cash flows arising from leases. The accounting applied by a lessor is largely unchanged from that applied under the current standard. This standard is effective for us beginning January 1, 2019 (with early adoption permitted) using a modified retrospective transition approach and provides for certain practical expedients. We are currently evaluating the impact of this standard on our financial statements.

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory (Topic 330), which modifies existing requirements regarding measuring inventory at the lower of cost or market. Under existing standards, the market amount requires consideration of replacement cost, net realizable value (“NRV”), and NRV less an approximately normal profit margin. The new ASU replaces market with NRV, defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This eliminates the need to determine and consider replacement cost or NRV less an approximately normal profit margin when measuring the market value of inventory. We will adopt this standard prospectively beginning January 1, 2017. The adoption of this standard is not expected to have a significant impact on our financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which impacts virtually all aspects of an entity’s revenue recognition. The core principle of the new standard is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. During 2016, the FASB issued several amendments to the standard, including clarification to the guidance on reporting revenues as a principal versus an agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability, presentation of sales taxes, impairment testing for contract costs and disclosure of performance obligations. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented and the cumulative effect of applying the standard would be recognized at the earliest period shown, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. We currently anticipate adopting the standard using the modified retrospective method. This standard is effective for us and we will adopt this standard beginning January 1, 2018. We are currently assessing the impact that the adoption of the new standard will have on our financial statements and related disclosures.

The impact of adopting this standard is not expected to be material. We expect recognition of revenue for a majority of customer contracts to remain substantially unchanged. While we are continuing to assess all potential impacts of the standard, we currently believe the more significant impacts relate to certain customer contracts that will be recognized over time, accounting for any required deferral of commissions which previously were expensed as incurred and may qualify for capitalization under the new standard, and changes to the timing of recognition of revenue and costs related to certain warranty arrangements.

BUSINESS

General

Fortive Corporation is a diversified industrial growth company encompassing businesses that are recognized leaders in attractive markets. Our well-known brands hold leading positions in advanced instrumentation and solutions, transportation technology, sensing, automation and specialty, and franchise distribution markets. Our businesses design, develop, service, manufacture and market professional and engineered products, software and services for a variety of end markets, building upon leading brand names, innovative technology and significant market positions. Our research and development, manufacturing, sales, distribution, service and administrative facilities are located in more than 40 countries across North America, Asia Pacific, Europe and Latin America.

We are guided by our shared purpose to deliver essential technology for the people who accelerate progress, and we are united by our culture of continuous improvement and bias for action that embody the FBS. Through rigorous application of our proprietary FBS set of growth, lean, and leadership tools and processes, we continuously improve business performance in the critical areas of innovation, product development and commercialization, global supply chain, sales and marketing and leadership development. Our commitment to FBS and goal of creating long-term shareholder value have enabled us to drive customer satisfaction and profitability; significant improvements in innovation, growth and operating margins; and disciplined acquisitions to execute strategy and expand our portfolio into new and attractive markets.

Our 2016 sales by geographic destination (geographic destination refers to the geographic area where the final sale to our customer is made) were: North America, 58% (including 56% in the United States); Europe, 18%; Asia Pacific, 19%, and all other regions, 5%. For additional information regarding sales by geography, please refer to Note 18 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus.

Fortive Corporation is a Delaware corporation and was incorporated in 2015 in connection with the Separation. At the time of the Separation, Fortive Corporation consisted of Danaher’s former Test and Measurement segment, Industrial Technologies segment (excluding the product identification business), and retail/commercial petroleum business. The Separation was effectuated through a pro-rata dividend distribution on July 2, 2016 of all of the then-outstanding shares of common stock of Fortive Corporation to the holders of common stock of Danaher as of June 15, 2016.

Reportable Segments

The table below describes the percentage of our total annual revenues attributable to each of our two segments over each of the last three years ended December 31, 2016. For additional information regarding sales, operating profit and identifiable assets by segment, please refer to Note 18 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus.

	2016	2015	2014
Professional Instrumentation	46%	48%	49%
Industrial Technologies	54%	52%	51%

Professional Instrumentation

Our Professional Instrumentation segment offers essential products, software and services used to create actionable intelligence by measuring and monitoring a wide range of physical parameters in industrial applications, including electrical current, radio frequency signals, distance, pressure and temperature. Customers for these products and services include industrial service, installation and maintenance professionals, designers and manufacturers of electronic devices and instruments, and other customers for whom precision and reliability are critical in their specific applications. 2016 sales for this segment by geographic destination were: North America, 50%; Europe, 18%; Asia Pacific, 26%, and all other regions, 6%.

Our Professional Instrumentation segment consists of our Advanced Instrumentation & Solutions and Sensing Technologies businesses. Our Advanced Instrumentation & Solutions business was primarily established through the acquisitions of Qualitrol in the 1980s, Fluke Corporation in 1998, Tektronix in 2007, Keithley Instruments in 2010, eMaint in 2016 and numerous bolt-on acquisitions. Our Sensing Technologies business was primarily established through the acquisition of Chicago Pneumatic in the 1980s and Gems Sensors in 1997.

Advanced Instrumentation & Solutions

Our Advanced Instrumentation & Solutions business consists of:

Field Solutions. Our field solutions products include a variety of compact professional test tools, thermal imaging and calibration equipment for electrical, industrial, electronic and calibration applications, online condition-based monitoring equipment, and computerized maintenance management software for critical infrastructure in electrical utility and industrial applications. These products and associated software solutions measure voltage, current, resistance, power quality, frequency, pressure, temperature and air quality, among other parameters. Typical users of these products and software include electrical engineers, electricians, electronic technicians, medical technicians, network technicians, and industrial service, installation and maintenance professionals. The business also makes and sells instruments, controls and monitoring and maintenance systems used by maintenance departments in electric utilities and industrial facilities to monitor assets, including transformers, generators, motors and switchgear. Products are marketed under a variety of brands, including FLUKE, FLUKE BIOMEDICAL, FLUKE NETWORKS, and QUALITROL.

Product Realization. Our product realization services and products help developers and engineers convert concepts into finished products. Our test, measurement and monitoring products are used in the design, manufacturing and development of electronics, industrial, video and other advanced technologies. Typical users of these products and services include research and development engineers who design, de-bug, monitor and validate the function and performance of electronic components, subassemblies and end-products, and video equipment manufacturers, content developers and broadcasters. The business also provides a full range of design, engineering and manufacturing services and highly-engineered, modular components to enable conceptualization, development and launch of products in the medical diagnostics, cell therapy and consumer markets. Finally, the business designs, develops, manufactures and markets critical, highly-engineered energetic materials components in specialized vertical applications. Products and services are marketed under a variety of brands, including INVETECH, KEITHLEY, PACIFIC SCIENTIFIC ENERGETIC MATERIALS COMPANY and TEKTRONIX.

Competition in the Advanced Instrumentation & Solutions business is based on a number of factors, including the reliability, performance, ruggedness, ease of use, ergonomics and aesthetics of the product, the service provider’s relevant expertise with particular technologies and applications, as well as the other factors described under “—Competition.” Sales in the segment are generally made through independent distributors and direct sales personnel.

Sensing Technologies

Our Sensing Technologies business offers devices that sense, monitor and control operational or manufacturing variables, such as temperature, pressure, level, flow, turbidity and conductivity. Users of these products span a wide variety of industrial and manufacturing markets, including medical equipment, food and beverage, marine, industrial, off-highway vehicles, building automation and semiconductors. Our competitive advantage in these markets is based on our ability to apply advanced sensing technologies to a variety of customer needs, many of which are in demanding operating environments. Our modular products and agile supply chain enable rapid customization of solutions for unique operational requirements and which meet the lead-time needs of our customers. Competition in the business is based on a number of factors, including technology, application design expertise, lead time, channels of distribution, brand awareness, as well as the other factors described under “—Competition.” Products in this business are marketed under a variety of brands, including ANDERSON-NEGELE, GEMS and SETRA. Sales in the segment are generally made through direct sales personnel and independent distributors.

Manufacturing facilities of our Professional Instrumentation segment are located in North America, Europe and Asia.

Industrial Technologies

Our Industrial Technologies segment offers critical technical equipment, components, software and services for manufacturing, repair and transportation markets worldwide. We offer fueling, environmental, field payment, vehicle tracking and fleet management solutions that are used in retail, commercial, and private fleet applications, as well as precision motion-control and other specialty products and solutions that enable manufacturing and other process industries around the world to operate more effectively and efficiently. Customers for these products and services include retail and commercial fueling operations, fleet owners, industrial machine original equipment manufacturers (“OEMs”), commercial auto-repair businesses and other industrial customers. 2016 sales for this segment by geographic destination were: North America, 65%; Europe, 18%; Asia Pacific, 13%, and all other regions, 4%.

Our Industrial Technologies segment consists of our Transportation Technologies, Automation & Specialty Components and Franchise Distribution businesses. Our Transportation Technologies business originated with the acquisition of Veeder-Root in the 1980s and subsequently expanded through additional acquisitions, including the acquisitions of Gilbarco in 2002, Navman Wireless in 2012, Teletrac in 2013, ANGI Energy Systems in 2014, Global Traffic Technologies in 2016 and numerous bolt-on acquisitions. Our Automation & Specialty Components business was primarily established through the acquisitions of Pacific Scientific Company in 1998, Kollmorgen Corporation in 2000 and Thomson Industries in 2002, as well as numerous other acquisitions. Our Franchise Distribution business was established through the acquisitions of Matco Tools and Hennessy Industries in 1986.

Transportation Technologies

Our Transportation Technologies business is a leading worldwide provider of solutions and services focused on fuel dispensing, remote fuel management, point-of-sale and payment systems, environmental compliance, vehicle tracking and fleet management, and traffic management. This business consists of:

Retail/Commercial Petroleum. Our retail/commercial petroleum products include environmental monitoring and leak detection systems; vapor recovery equipment; fuel dispenser systems for petroleum and compressed natural gas; point-of-sale and secure electronic payment technologies for retail petroleum stations; submersible turbine pumps; and remote monitoring and outsourced fuel management services, including compliance services, fuel system maintenance, and inventory planning and supply chain support. Typical users of these products include independent and company-owned retail petroleum stations, high-volume retailers, convenience stores, and commercial vehicle fleets. Our retail/commercial petroleum products are marketed under a variety of brands, including ANGI, GASBOY, GILBARCO, GILBARCO AUTOTANK and VEEDER-ROOT.

Telematics. Our telematics products include vehicle tracking and fleet management hardware and software solutions that fleet managers use to position and dispatch vehicles, manage fuel consumption and promote vehicle safety, compliance, operating efficiency and productivity. Typical users of these solutions span a variety of industries and include businesses and other organizations that manage vehicle fleets. In addition, our smart traffic products include traffic management hardware and software that municipalities and other communities use to improve efficiency and safety of emergency vehicles and public transit services. Our telematics products are marketed under a variety of brands, including NAVMAN, and TELETRAC.

Customers in this line of business choose suppliers based on a number of factors including product features, performance and functionality, the supplier’s geographic coverage and the other factors described under “—Competition.” Sales are generally made through independent distributors and our direct sales personnel.

Automation & Specialty Components

Our Automation & Specialty Components business provides a wide range of electromechanical and electronic motion control products (including standard and custom motors, drives and controls) and mechanical components (such as ball screws, linear bearings, clutches/brakes and linear actuators), as well as supplemental braking systems for commercial vehicles. The automation products are sold in various precision motion markets, such as the markets for packaging equipment, medical equipment, metal forming equipment, robotics and food and beverage processing applications. Customers are typically systems integrators who use our products in production and packaging lines and OEMs that integrate our products into their machines and systems. Customers in this industry choose suppliers based on a number of factors, including product performance, the breadth of the supplier’s product offering, the geographic coverage offered by the supplier and the other factors described under “—Competition.” The business is also a leading worldwide supplier of supplemental braking systems for commercial vehicles, selling JAKE BRAKE brand engine retarders for class 6 through 8 vehicles and bleeder and exhaust brakes for class 3 through 7 vehicles. Customers are primarily major OEMs of class 3 through class 8 vehicles, and typically choose suppliers based on their technical expertise and total cost of ownership. Products in this business are marketed under a variety of brands, including DYNAPAR, HENGSTLER, JAKE BRAKE, KOLLMORGEN, PORTESCAP and THOMSON. Sales are generally made through our direct sales personnel and independent distributors.

Franchise Distribution

Our Franchise Distribution business consists of:

Professional Tools. We manufacture and distribute professional tools, toolboxes and automotive diagnostic equipment through our network of franchised mobile distributors, who sell primarily to professional mechanics under the MATCO brand. Professional mechanics typically select tools based on relevant innovative features and the other factors described under “—Competition.”

Wheel Service Equipment. We produce a full-line of wheel service equipment including brake lathes, tire changers, wheel balancers, and wheel weights under various brands including the COATS brands. Typical users of these products are automotive tire and repair shops. Sales are generally made through our direct sales personnel and independent distributors. Competition in the wheel service equipment business is based on the factors described under “—Competition.”

Manufacturing facilities of our Industrial Technologies businesses are located in North America, South America, Europe and Asia.

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The following discussion includes information common to both of our segments.

Materials

Our manufacturing operations employ a wide variety of raw materials, including steel, copper, cast iron, electronic components, aluminum, plastics and other petroleum-based products. Prices of oil and gas affect our costs for freight and utilities. We purchase raw materials from a large number of independent sources around the world. No single supplier is material, although for some components that require particular specifications or qualifications there may be a single supplier or a limited number of suppliers that can readily provide such components. We utilize a number of techniques to address potential disruption in and other risks relating to our supply chain, including in certain cases the use of safety stock, alternative materials and qualification of multiple supply sources. During 2016 we had no raw material shortages that had a material effect on our business. For a further discussion of risks related to the materials and components required for our operations, please refer to “Risk Factors.”

Intellectual Property

We own numerous patents, trademarks, copyrights, trade secrets and licenses to intellectual property owned by others. Although in aggregate our intellectual property is important to our operations, we do not consider any single patent, trademark, copyright, trade secret or license to be of material importance to any segment or to the business as a whole. From time to time we engage in litigation to protect our intellectual property rights. For a discussion of risks related to our intellectual property, please refer to “Risk Factors.” All capitalized brands and product names throughout this document are trademarks owned by, or licensed to, Fortive.

Competition

We believe that we are a leader in many of our served markets. Although our businesses generally operate in highly competitive markets, our competitive position cannot be determined accurately in the aggregate or by segment, since none of our competitors offer all of the same product and service lines or serve all of the same markets as we do. Because of the range of the products and services we sell and the variety of markets we serve, we encounter a wide variety of competitors, including well-established regional competitors, competitors who are more specialized than we are in particular markets, as well as larger companies or divisions of larger companies with substantial sales, marketing, research, and financial capabilities. We face increased competition in a number of our served markets as a result of the entry of competitors based in low-cost manufacturing locations, and increasing consolidation in particular markets. The number of competitors varies by product and service line. Our management believes that we have a market leadership position in most of the markets we serve. Key competitive factors vary among our businesses and product and service lines, but include the specific factors noted above with respect to each particular business and typically also include price, quality, performance, delivery speed, applications expertise, distribution channel access, service and support, technology and innovation, breadth of product, service and software offerings and brand name recognition. For a discussion of risks related to competition, please refer to “Risk Factors.”

Seasonal Nature of Business

General economic conditions impact our business and financial results, and certain of our businesses experience seasonal and other trends related to the industries and end markets that they serve. For example, capital equipment sales are often stronger in the fourth calendar quarter and sales to OEMs are often stronger immediately preceding and following the launch of new products. However, as a whole, we are not subject to material seasonality.

Working Capital

We maintain an adequate level of working capital to support our business needs. There are no unusual industry practices or requirements relating to working capital items in either of our reportable segments. In addition, our sales and payment terms are generally similar to those of our competitors.

Backlog

The following sets forth the unfulfilled orders attributable to each of our segments as of December 31 ($ in millions):

	2016	2015
Professional Instrumentation	$566	$523
Industrial Technologies	632	543

Total	$1,198	$1,066

We expect that a majority of the unfilled orders as of December 31, 2016 will be delivered to customers within three to four months of such date. Given the relatively short delivery periods and rapid inventory turnover that are characteristic of most of our products and the shortening of product life cycles, we believe that backlog is indicative of short-term revenue performance but not necessarily a reliable indicator of medium or long-term revenue performance.

Employee Relations

As of December 31, 2016, we employed approximately 24,000 persons, of whom approximately 12,000 were employed in the United States and approximately 12,000 were employed outside of the United States. Of our United States employees, approximately 1,500 were hourly-rated, unionized employees. Outside the United States, we have government-mandated collective bargaining arrangements and union contracts in certain countries, particularly in Europe where certain of our employees are represented by unions and/or works councils. The Company believes that its relationship with employees is good.

Research and Development (“R&D”)

We believe that our competitive position is maintained and enhanced through the development and introduction of new products and services that incorporate improved features and functionality, better performance, smaller size and weight, lower cost, or some combination of these factors. We invest substantially in the development of new products. We conduct R&D activities for the purpose of designing and developing new products and applications that address customer needs and emerging trends, as well as enhancing the functionality, effectiveness, ease of use and reliability of our existing products. Our R&D efforts include internal initiatives and those that use licensed or acquired technology. We expect to continue investing in R&D at a rate consistent with our historical trends, with the goal of maintaining or improving our competitive position, and entering new markets. The following sets forth our R&D expenditures over each of the last three years ended December 31, by segment and in the aggregate ($ in millions):

	2016	2015	2014
Professional Instrumentation	$229	$232	$238
Industrial Technologies	156	146	150

Total	$385	$378	$388

We generally conduct R&D activities on a business-by-business basis, primarily in North America, Asia and Europe. We anticipate that we will continue to make significant expenditures for R&D as we seek to provide a continuing flow of innovative products to maintain and improve our competitive position. For a discussion of the risks related to the need to develop and commercialize new products and product enhancements, please refer to “Risk Factors.” Customer-sponsored R&D was not material in 2016, 2015 or 2014.

Government Contracts

Although the substantial majority of our revenue in 2016 was from customers other than governmental entities, each of our segments has agreements relating to the sale of products to government entities. As a result, we are subject to various statutes and regulations that apply to companies doing business with governments and government-owned entities. For a discussion of risks related to government contracting requirements, please refer to “Risk Factors.”

Regulatory Matters

We face extensive government regulation both within and outside the United States relating to the development, manufacture, marketing, sale and distribution of our products, software and services. The following sections describe certain significant regulations that we are subject to. These are not the only regulations that our businesses must comply with. For a description of the risks related to the regulations that our businesses are subject to, please refer to “Risk Factors.”

Environmental Laws and Regulations

Our operations and properties are subject to laws and regulations relating to environmental protection, including those governing air emissions, water discharges and waste management, and workplace health and safety. For a discussion of the environmental laws and regulations that our operations, products and services are subject to and other environmental contingencies, please refer to Note 15 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus. For a discussion of risks related to compliance with environmental and health and safety laws and risks related to past or future releases of, or exposures to, hazardous substances, please refer to “Risk Factors.”

Export/Import Compliance

We are required to comply with various U.S. export/import control and economic sanctions laws, including:

•	the International Traffic in Arms Regulations administered by the U.S. Department of State, Directorate of Defense Trade Controls, which, among other things, imposes license requirements on the export from the United States of defense articles and defense services listed on the United States Munitions List;

•	the Export Administration Regulations administered by the U.S. Department of Commerce, Bureau of Industry and Security, which, among other things, impose licensing requirements on the export, in-country transfer and re-export of certain dual-use goods, technology and software (which are items that have both commercial and military or proliferation applications);

•	the regulations administered by the U.S. Department of Treasury, Office of Foreign Assets Control, which implement economic sanctions imposed against designated countries, governments and persons based on United States foreign policy and national security considerations; and

•	the import regulatory activities of the U.S. Customs and Border Protection.

Other nations’ governments have implemented similar export/import control and economic sanction regulations, which may affect our operations or transactions subject to their jurisdictions. For a discussion of risks related to export/import control and economic sanctions laws, please refer to “Risk Factors.”

International Operations

Our products and services are available worldwide, and our principal markets outside the United States are in Europe and Asia. We also have operations around the world, and this geographic diversity allows us to draw on the skills of a worldwide workforce, provides greater stability to our operations, allows us to drive economies of scale, provides revenue streams that may help offset economic trends that are specific to individual economies and offers us an opportunity to access new markets for products. In addition, we believe that our future growth depends in part on our ability to continue developing products and sales models that successfully target high-growth markets.

The table below describes annual revenue derived from customers outside the United States as a percentage of total annual revenue for the year ended December 31, by segment and in the aggregate, based on geographic destination:

	2016	2015	2014
Professional Instrumentation	52%	51%	53%
Industrial Technologies	37%	39%	44%

Total	44%	45%	48%

The table below describes long-lived assets located outside the United States as of December 31, as a percentage of total long-lived assets, by segment and in the aggregate (including assets held for sale):

	2016	2015	2014
Professional Instrumentation	21%	21%	29%
Industrial Technologies	22%	25%	19%

Total	21%	23%	25%

For additional information related to revenues and long-lived assets by country, please refer to Note 18 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus and for information regarding deferred taxes by geography, please refer to Note 12 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus.

The manner in which our products and services are sold outside the United States differs by business and by region. Most of our sales in non-U.S. markets are made by our subsidiaries located outside the United States, though we also sell directly from the United States into non-U.S. markets through various representatives and distributors and, in some cases, directly. In countries with low sales volumes, we generally sell through representatives and distributors.

Financial information about our international operations is contained in Note 18 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus and information about the effects of foreign currency fluctuations on our business is set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For a discussion of risks related to our non-U.S. operations and foreign currency exchange, please refer to “Risk Factors.”

Major Customers

No customer accounted for more than 10% of consolidated sales in 2016, 2015 or 2014.

Properties

Our corporate headquarters are located in Everett, Washington in a facility that we own. As of December 31, 2016, our facilities included approximately 100 significant facilities, which facilities are used for manufacturing, distribution, warehousing, research and development, general administrative and/or sales functions. Approximately 55 of these facilities are located in the United States in over 20 states and approximately 45 are located outside the United States in nearly 20 countries, including Canada and countries in Asia Pacific, Europe and Latin America. These facilities cover approximately 10 million square feet, of which approximately 7 million square feet are owned and approximately 3 million square feet are leased. Particularly outside the United States, facilities may serve more than one business segment and may be used for multiple purposes, such as administration, sales, manufacturing, warehousing and/or distribution. The number of significant facilities by business segment is: Professional Instrumentation, 47; and Industrial Technologies, 53.

We consider our facilities suitable and adequate for the purposes for which they are used and do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities. We believe our properties and equipment have been well-maintained. Please refer to Note 14 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus for additional information with respect to our lease commitments.

Legal Proceedings

We are, from time to time, subject to a variety of litigation and other legal and regulatory proceedings and claims incidental to our business. Based upon our experience, current information and applicable law, we do not believe that these proceedings and claims will have a material effect on our financial position, results of operations or cash flows.

BENEFICIAL OWNERSHIP OF COMMON STOCK BY DIRECTORS, OFFICERS AND PRINCIPAL SHAREHOLDERS

Directors and Executive Officers

The following table sets forth as of April 28, 2017 (unless otherwise indicated) the number of shares and percentage of Common Stock beneficially owned by each of Fortive’s directors, nominees for director and each of the executive officers named in the Summary Compensation Table (the “NEOs”), and all executive officers and directors of Fortive as a group. Except as otherwise indicated and subject to community property laws where applicable, each person or entity included in the table below has sole voting and investment power with respect to the shares beneficially owned by that person or entity. Under applicable SEC rules, the definition of beneficial ownership for purposes of this table includes shares over which a person or entity has sole or shared voting or investment power, whether or not the person or entity has any economic interest in the shares, and also includes shares as to which the person has the right to acquire beneficial ownership within 60 days of April 28, 2017. As of April 28, 2017, there were 346,609,385 shares of common stock outstanding, excluding shares held by or for the account of Fortive. Except as indicated, the address of each director and executive officer shown in the table below is c/o Fortive Corporation, 6920 Seaway Blvd, Everett, WA 98203.

NAME	NUMBER OF SHARES BENEFICIALLY OWNED (1)		PERCENT OF CLASS (1)
Feroz Dewan	4,340	(2)		*
James A. Lico	1,223,214	(3)		*
Kate D. Mitchell	4,340	(4)		*
Mitchell P. Rales	18,633,935	(5)	5.4%
Steven M. Rales	21,576,401	(6)	6.2%
Israel Ruiz	4,340	(7)		*
Alan G. Spoon	29,883	(8)		*
Martin Gafinowitz	209,651	(9)		*
Barbara Hulit	186,045	(10)		*
Charles E. McLaughlin	92,514	(11)		*
Peter C. Underwood	23,381	(12)		*
All current executive officers and directors as a group (18 persons)	42,300,456	(13)	12.1%

(1)	Balances credited to each executive officer’s account under the Fortive Executive Deferred Incentive Plan (the “EDIP”) which are vested or are scheduled to vest within 60 days of April 28, 2017, are included in the table. See “Executive Compensation Tables—Employee Benefit Plans—Fortive Executive Deferred Incentive Plan” for a description of our EDIP. The incremental number of notional phantom shares of Common Stock credited to a person’s EDIP account is based on the incremental amount of contribution to the person’s EDIP balance divided by the closing price of Common Stock as reported on the NYSE on the date of the contribution. In addition, for purposes of the table, the number of shares attributable to each executive officer’s 401(k) Plan account is equal to (a) the officer’s balance, as of April 28, 2017, in the Fortive stock fund included in the executive officer’s 401(k) Plan account (the “401(k) Fortive Stock Fund”), divided by (b) the closing price of Common Stock as reported on the NYSE on April 28, 2017. The 401(k) Fortive Stock Fund consists of a unitized pool of Common Stock and cash. The table also includes shares that may be acquired upon exercise of options that are exercisable within 60 days of April 28, 2017 or upon vesting of Restricted Stock Units (“RSUs”) that vest within 60 days of April 28, 2017. The table also includes unvested restricted shares that are subject only to time-vesting requirements. Restricted shares and performance shares, in each case, granted to executive officers that are subject to satisfaction of performance measures (all of which are subject to measurement more than 60 days after April 28, 2017) are not included in the table. In addition, RSUs granted to a non-executive director for which shares are not delivered until the earlier of the director’s death or the first day of the seventh month following the director’s resignation from the board are not included in the table.
(2)	Includes options to acquire 4,340 shares.

(3)	Includes options to acquire 1,004,857 shares, 42,435 RSUs, 26,903 unvested restricted shares, 4,975 shares attributable to Mr. Lico’s 401(k) Fortive Stock Fund and 91,840 notional phantom shares attributable to Mr. Lico’s EDIP account.
(4)	Includes options to acquire 4,340 shares.
(5)	Includes 17,000,000 shares (the “MR LLC Shares”) owned by limited liability companies of which Mr. Rales is the sole member (the “MR LLCs”), 68,405 shares of Common Stock attributable to Mr. Rales’ 401(k) account held in the Danaher 401(k) plan as of March 31, 2017, 1,204,336 other shares owned indirectly, and options to acquire 4,340 shares. Prior to the Separation, shares of Danaher Common Stock owned by the MR LLCs were pledged to secure lines of credit with certain banks (the “Pre-existing Pledged MR DHR Shares”). The MR LLC Shares that were issued as a dividend in the Separation on the Pre-existing Pledged MR DHR Shares were pledged to secure the same lines of credit under the same terms, and each of these entities and Mr. Rales is in compliance with these lines of credit. Other than the MR LLC Shares issued as a dividend on the Pre-existing Pledged MR DHR Shares, no shares of Common Stock have been pledged or are permitted to be pledged by Mr. Rales. The business address of Mitchell Rales, and of each of the MR LLCs, is 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037-1701.
(6)	Includes 17,000,000 shares owned by limited liability companies (the “SR LLC Shares”) of which Mr. Rales is the sole member (the “SR LLCs”), 6,191 shares of Common Stock attributable to Mr. Rales’ 401(k) account held in the Danaher 401(k) plan as of March 31, 2017, options to acquire 4,340 shares, and 58,500 shares owned by a charitable foundation of which Mr. Rales is a director. Mr. Rales disclaims beneficial ownership of the 58,500 shares held by the charitable foundation. Prior to the Separation, shares of Danaher Common Stock owned by the SR LLCs were pledged to secure lines of credit with certain banks (the “Pre-existing Pledged SR DHR Shares”). The SR LLC Shares that were issued as a dividend in the Separation on the Pre-existing Pledged SR DHR Shares were pledged to secure the same lines of credit under the same terms, and each of these entities and Mr. Rales is in compliance with these lines of credit. Other than the SR LLC Shares issued as a dividend on the Pre-existing Pledged SR DHR Shares, no shares of Common Stock have been pledged or are permitted to be pledged by Mr. Rales. The business address of Steven Rales, and of each of the SR LLCs, is 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037-1701.
(7)	Includes options to acquire 4,340 shares.
(8)	Includes options to acquire 7,210 shares.
(9)	Includes options to acquire 107,507 shares, 1,161 RSUs, 23,920 unvested restricted shares, and 50,685 notional phantom shares attributable to Mr. Gafinowitz’s EDIP account.
(10)	Includes options to acquire 132,802 shares, 2,319 RSUs, 20,938 unvested restricted shares, and 14,015 notional phantom shares attributable to Ms. Hulit’s EDIP account.
(11)	Includes options to acquire 77,348 shares and 11,609 notional phantom shares attributable to Mr. McLaughlin’s EDIP account.
(12)	Includes options to acquire 17,579 shares and 5,802 RSUs.
(13)	Includes options to acquire 1,636,329 shares, 55,621 RSUs, 71,761 unvested restricted shares, 79,912 shares attributable to 401(k) accounts and 168,149 notional phantom shares attributable to executive officers’ EDIP accounts.
*	Represents less than 1% of the outstanding Common Stock.

Principal Shareholders

The following table sets forth the number of shares and percentage of Common Stock beneficially owned by each person who owns of record or is known to Fortive to beneficially own more than five percent of Common Stock.

NAME AND ADDRESS	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENT OF CLASS
T. Rowe Price Associates, Inc. 100 E. Pratt Street, Baltimore, MD 21202	35,874,506	(1)	10.4%
FMR LLC 245 Summer Street, Boston, MA 02210	21,026,963	(2)	6.1%
The Vanguard Group 100 Vanguard Blvd., Malvern, PA 19355	19,346,954	(3)	5.6%
(1)	The amount shown and the following information is derived from a Schedule 13G/A filed February 7, 2017 by T. Rowe Price Associates, Inc. (“Price Associates”), which sets forth Price Associates’ beneficial ownership as of December 31, 2016. According to the Schedule 13G/A, Price Associates has sole voting power over 11,446,729 shares and sole dispositive power over 35,874,506 shares. Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time.
(2)	The amount shown and the following information is derived from a Schedule 13G filed February 14, 2017 by FMR LLC and Abigail P. Johnson, which sets forth their respective beneficial ownership as of December 31, 2016. According to the Schedule 13G, FMR LLC has sole voting power over 2,041,916 shares and FMR LLC and Abigail P. Johnson have sole dispositive power over 21,026,963 shares.
(3)	The amount shown and the following information is derived from a Schedule 13G filed February 13, 2017 by The Vanguard Group, which sets forth their respective beneficial ownership as of December 31, 2016. According to the Schedule 13G, The Vanguard Group has sole voting power over 471,154 shares, shared voting power over 54,606 shares, sole dispositive power over 18,821,267 shares and shared dispositive power over 525,687 shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policy

Under our Related Person Transactions Policy adopted by the Board, the Nominating and Governance Committee of the Board is required to review and, if appropriate, approve all related person transactions prior to consummation whenever practicable. If advance approval of a related person transaction is not practicable under the circumstances or if our management becomes aware of a related person transaction that has not been previously approved or ratified, the transaction is submitted to the Nominating and Governance Committee at its next meeting. The Nominating and Governance Committee is required to review and consider all relevant information available to it about each related person transaction, and a transaction is considered approved or ratified under the policy if the Nominating and Governance Committee authorizes it according to the terms of the policy after full disclosure of the related person’s interests in the transaction. Related person transactions of an ongoing nature are reviewed annually by the Nominating and Governance Committee. The definition of “related person transactions” for purposes of the policy covers the transactions that are required to be disclosed under Item 404(a) of Regulation S-K promulgated under the Securities Act.

Relationships and Transactions

On July 2, 2016, we completed the Separation of Fortive from Danaher. In connection with the Separation, our subsidiaries that currently operate our businesses and the corresponding assets and liabilities were transferred to Fortive, which, prior to such transfer, were held by Danaher. Following the Separation, Danaher and Fortive operate as separate publicly-traded companies and neither entity has any ownership interest in the other. However, two of our directors, Messrs. Steven M. Rales and Mitchell P. Rales, collectively own more than 10% of the equity of Danaher. Furthermore Messrs. Rales and Rales are executive officers of Danaher. In connection with the Separation, Danaher and Fortive entered into various agreements to effect the Separation and provide a framework for their relationship after the Separation, including the Employee Matters Agreement, a tax matters agreement, an intellectual property matters agreement, a license agreement with respect to the Danaher Business System, or DBS (a proprietary set of business processes and methodologies that are designed to continuously improve business performance) and a transition services agreement. These agreements provide for the allocation between Danaher and Fortive of assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the Separation and govern certain relationships between Danaher and Fortive after the Separation. In addition, following the Separation, certain of our subsidiaries sell products and services to, or purchase products and services from, Danaher from time to time in the ordinary course of business and on an arms’-length basis. Following the Separation in 2016, Danaher billed approximately $13 million for transition services provided to Fortive and paid approximately $75,000 for transition services received from Fortive. In addition, our subsidiaries purchased approximately $10 million of products and services from, and sold approximately $11 million of products and services to, Danaher, which in each case is less than 0.3% of Fortive’s, and of Danaher’s, revenues for 2016. Our subsidiaries intend to sell products to and purchase products from Danaher in the future in the ordinary course of their businesses and on an arms’-length basis.

In addition, Messrs. Steven Rales and Mitchell Rales collectively own more than 10% of the equity of Colfax Corporation, a publicly traded company. Certain of our subsidiaries sell products to Colfax from time to time in the ordinary course of business and on an arms’-length basis. In 2016, following the Separation and following the transfer of such subsidiaries from Danaher to Fortive, our subsidiaries sold approximately $0.1 million of products to Colfax, which is less than 0.003% of Colfax’s, and of Fortive’s, revenues for 2016. Our subsidiaries intend to sell products to Colfax in the future in the ordinary course of their businesses and on an arms’-length basis.

MANAGEMENT

Executive Officers

Set forth below are the names, ages, positions and experience of our executive officers as of April 28, 2017. All of our executive officers hold office at the pleasure of our Board.

Name	Age	Position	Officer Since
James A. Lico	51	President and Chief Executive Officer	2015
Patrick J. Byrne	56	Senior Vice President	2016
Martin Gafinowitz	58	Senior Vice President	2016
Barbara B. Hulit	50	Senior Vice President	2016
Charles E. McLaughlin	55	Senior Vice President – Chief Financial Officer	2016
Patrick K. Murphy	55	Senior Vice President	2016
William W. Pringle	49	Senior Vice President	2016
Raj Ratnakar	49	Vice President – Strategic Development	2016
Jonathan L. Schwarz	45	Vice President – Corporate Development	2016
Peter C. Underwood	47	Senior Vice President – General Counsel and Secretary	2016
Stacey A. Walker	46	Senior Vice President – Human Resources	2016
Emily A. Weaver	46	Vice President – Chief Accounting Officer	2016

James A. Lico has served as Chief Executive Officer and President, as well as a member of the Board since the Separation. Prior to the Separation, Mr. Lico served in leadership positions in a variety of different functions and businesses after joining Danaher in 1996, including as Executive Vice President from 2005 to 2016.

Patrick J. Byrne has served as a Senior Vice President of Fortive since the Separation. Prior to the Separation, Mr. Byrne served as President of Danaher’s Tektronix business from July 2014 to July 2016, after serving as Chief Technology Officer and Vice President-Strategy and Business Development for Danaher’s Test and Measurement segment from 2012 to July 2014. Prior to joining Danaher, he served as Chief Executive Officer of Intermec Technologies, a manufacturer of automated identification and data capture equipment, from 2007 until 2012.

Martin Gafinowitz has served as a Senior Vice President of Fortive since the Separation. Prior to the Separation, Mr. Gafinowitz served as Senior Vice President-Group Executive of Danaher from March 2014 to July 2016 after serving as Vice President-Group Executive of Danaher from 2005 to March 2014.

Barbara B. Hulit has served as a Senior Vice President since the Separation. Prior to the Separation, Ms. Hulit served as Senior Vice President—Danaher Business System Office for Danaher from January 2013 to July 2016 and as President of Fluke Corporation from May 2005 to January 2013.

Charles E. McLaughlin has served as Senior Vice President, Chief Financial Officer since the Separation. Prior to the Separation, Mr. McLaughlin served as Senior Vice President-Diagnostics Group CFO for Danaher’s Diagnostics business from May 2012 to July 2016, and as Senior Vice President-Chief Financial Officer of Danaher’s Beckman Coulter business from July 2011 to July 2016.

Patrick K. Murphy has served as Senior Vice President of Fortive since the Separation. Prior to the Separation, Mr. Murphy served as a Group President of Danaher after joining Danaher in March 2014 until July 2016. Prior to joining Danaher, he served as CEO of Nidec Motor Corporation and President of the ACIM (Appliance, Commercial and Industrial Motor) Business Unit of Nidec Corporation, a manufacturer of commercial, industrial, and appliance motors and controls, from 2010 until October 2013.

William W. Pringle has served as a Senior Vice President of Fortive since the Separation. Prior to the Separation, Mr. Pringle served as Senior Vice President-Fluke and Qualitrol for Danaher from October 2015 to July 2016 and as President of Danaher’s Fluke business from July 2013 to July 2016, after serving as President-Fluke Industrial Group from May 2012 to July 2013. Prior to joining Danaher, Mr. Pringle served in a series of progressively more responsible roles with Whirlpool Corporation, a manufacturer of home appliances, from 2008 until May 2012, including most recently as Senior Vice President-Integrated Business Units.

Raj Ratnakar has served as Vice President, Strategic Development of Fortive since the Separation. Prior to the Separation, Mr. Ratnakar served as a Vice President-Strategic Development of Danaher from August 2012 to July 2016. Prior to joining Danaher, he served as Vice President of Corporate Strategy for Tyco Electronics, a global manufacturing company, from 2009 until August 2012.

Jonathan L. Schwarz has served as Vice President, Corporate Development of Fortive since the Separation. Prior to the Separation, Mr. Schwarz served as Vice President-Corporate Development of Danaher from 2010 to July 2016.

Peter C. Underwood has served as Senior Vice President, General Counsel and Secretary of Fortive since May 2016. Prior to joining Fortive, Mr. Underwood served as Vice President, General Counsel and Secretary of Regal Beloit Corporation, a manufacturer of electric motors, from 2010 through May 2016.

Stacey A. Walker has served as a Senior Vice President, Human Resources of Fortive since the Separation. Prior to the Separation, Ms. Walker served as Vice President-Talent Management of Danaher from January 2014 to July 2016 after serving as Vice President-Talent Planning from December 2012 to December 2013 and as Vice President-Human Resources for Danaher’s Chemtreat business from 2008 to November 2012.

Emily A. Weaver has served as Vice President, Chief Accounting Officer of Fortive since the Separation. Prior to the Separation, Ms. Weaver served as Vice President-Finance of Danaher from April 2013 to July 2016. Prior to joining Danaher, she served as Deputy Controller of GE Transportation, a unit of General Electric, a global manufacturing company, from 2010 until March 2013.

Directors

The following table sets forth certain information relating to each director, including his or her age, the year in which he or she became a director and any board memberships at other public companies during the past five years, and is followed by additional information about each such individual, including his or her principal occupation and the other experience, qualifications, attributes or skills that led the Board to conclude that he or she should serve as a director of Fortive. The information set forth below is as of April 28, 2017.

Name	Age	Director Since	Class	Other Current Public Company Directorships
Kate D. Mitchell	58	2016	I	SVB Financial Group
Israel Ruiz	45	2016	I	None
Feroz Dewan	40	2016	II	The Kraft Heinz Company
James A. Lico	51	2016	II	NetScout Systems, Inc.
Mitchell P. Rales	60	2016	III	Danaher Corporation and Colfax Corporation
Steven M. Rales	66	2016	III	Danaher Corporation
Alan G. Spoon	65	2016	III	Danaher Corporation, IAC/InteractiveCorp., Match Group, Inc., and Cable One, Inc.

Kate D. Mitchell has served as a partner and co-founder of Scale Venture Partners, a Silicon Valley-based firm that invests in early-in-revenue technology companies, since 1997. Prior to her current role, Ms. Mitchell served with Bank of America, a multinational banking and financial services corporation, from 1988 to 1996, most recently as Senior Vice President for Bank of America Interactive Banking. Ms. Mitchell currently serves on the boards of directors of SVB Financial Group, Silicon Valley Community Foundation and other private company boards on behalf of Scale Venture Partners.

Qualifications: Ms. Mitchell’s qualifications to sit on the Board include, among other factors, over 35 years of extensive experience in the technology industry, with a focus on innovative software and technology markets. In addition, Ms. Mitchell has deep experience as a director, investor and senior executive in the areas of (i) business management and operations, (ii) finance, (iii) financial reporting, (iv) risk management, (v) investment and acquisition strategy, (vi) portfolio management and (vii) executive compensation.

Israel Ruiz has been the Executive Vice President and Treasurer at Massachusetts Institute of Technology (MIT), a private research university of science and technology, since 2011. In this role, Mr. Ruiz oversees all principal administrative and financial functions of MIT. Prior to his current role, Mr. Ruiz served as the Vice President for Finance for MIT from 2007 to 2011 and as a principal for MIT’s Office of Budget and Financial Planning from 2001 to 2007.

Qualifications: Mr. Ruiz’s qualifications to sit on the Board include, among other factors, his deep financial and accounting experience as the functioning chief financial officer of MIT, including experience in internal control over financial reporting, external and internal audit, and financial statement preparation. In addition, Mr. Ruiz, through his roles at MIT, has extensive experience (i) overseeing risk management, (ii) overseeing compliance programs, (iii) overseeing corporate governance, (iv) leading deployment of capitalization strategies, and (v) overseeing development and application of, and investment in, new technology and innovation.

Feroz Dewan has served as the Chief Executive Officer of Arena Holdings Management LLC, an investment holding company, since October 2016. Previously, Mr. Dewan served in a series of positions with Tiger Global Management, an investment firm with approximately $20 billion under management across public and private equity funds, from 2003 to 2015, including most recently as Head of Public Equities. He also served as a Private Equity Associate at Silver Lake Partners, a private equity firm focused on leveraged buyout and growth capital investments in technology, technology-enabled and related industries, from 2002 to 2003.

Qualifications: Mr. Dewan’s qualifications to sit on the Board include, among other factors, extensive experience in the technology industries and technology-related companies, including extensive experience in (i) valuation, (ii) investments and acquisitions, (iii) financial reporting, (iv) risk management, (v) corporate governance, (vi) capital allocation, (vii) operational oversight and (viii) financial statement preparation as the Head of Public Equities with Tiger Global Management and as a director of several private internet and technology companies.

James A. Lico has served as the Chief Executive Officer and President of Fortive Corporation since the Separation in 2016. From 1996 to 2016, Mr. Lico served in various leadership positions at Danaher, including as Executive Vice President from 2005 to 2016.

Qualifications: Mr. Lico’s qualifications to sit on the Board include, among other factors, over 20 years of extensive experience in senior leadership positions, including as an Executive Vice President of Danaher with oversight at various times of each of the businesses that was separated from Danaher into Fortive. Mr. Lico, through his various senior leadership positions at Danaher and Fortive, has broad operating and functional experience with, and deep knowledge of, Fortive’s businesses, the Fortive Business System, capital allocation strategies, acquisitions, marketing and branding, and leadership strategies.

Mitchell P. Rales is a co-founder of Danaher Corporation and has served as Chairman of the Executive Committee of Danaher since 1984. He was also President of Danaher from 1984 to 1990. In addition, for more than the past five years, he has been a principal in private and public business entities in the manufacturing area.

Qualifications: The strategic vision and leadership of Mr. Rales and his brother, Steven Rales, helped create the foundation of the Fortive Business System and the Danaher Business System and have guided the respective businesses of Fortive and Danaher down a path of consistent, profitable growth that continues today. In addition, as a result of his substantial ownership stake in Fortive, he is well-positioned to understand, articulate and advocate for the rights and interests of Fortive’s shareholders.

Steven M. Rales is co-founder of Danaher Corporation and has served as Chairman of the Board of Danaher since 1984. He was also CEO of Danaher from 1984 to 1990. In addition, for more than the past five years, he has been a principal in a private business entity in the area of film production.

Qualifications: The strategic vision and leadership of Mr. Rales and his brother, Mitchell Rales, helped create the foundation of the Fortive Business System and the Danaher Business System and have guided the respective businesses of Fortive and Danaher down a path of consistent, profitable growth that continues today. In addition, as a result of his substantial ownership stake in Fortive, he is well-positioned to understand, articulate and advocate for the rights and interests of Fortive’s shareholders.

Alan G. Spoon has served as Partner Emeritus of Polaris Partners, a company that invests in private technology and life science firms, since January 2015. Mr. Spoon has been a partner at Polaris since May 2000, and served as Managing General Partner from 2000 to 2010. In addition to his leadership role at Polaris Partners, Mr. Spoon previously served as president, chief operating officer and chief financial officer of one of the country’s largest, publicly-traded education and media companies, and has served on the boards of numerous public and private companies.

Qualifications: Mr. Spoon’s public and private company leadership experience gives him insight into business strategy, leadership, marketing, finance, corporate governance, executive compensation and board management. His public company and private equity experience gives him insight into trends in the internet and technology industries, acquisition strategy and financing, each of which represents an area of key strategic opportunity for Fortive.

Board of Directors and Committees of the Board

All current members of the Board were appointed by Danaher, as Fortive’s then sole shareholder, immediately prior to the Separation.

Classification. Pursuant to our Certificate of Incorporation adopted prior to the Separation and prior to the appointment of any of the current directors, the Board was constituted into three classes as follows:

•	Class I: Kate D. Mitchell and Israel Ruiz, whose terms expire at the 2017 Annual Meeting of Shareholders;

•	Class II: Feroz Dewan and James A. Lico, whose terms expire at the 2018 Annual Meeting of Shareholders; and

•	Class III: Mitchell P. Rales, Steven M. Rales, and Alan G. Spoon, whose terms expire at the 2019 Annual Meeting of Shareholders.

Board Leadership Structure. The Board has separated the positions of Chairman and CEO because it believes that the separation of the positions best enables the Board to ensure that our businesses, risks, opportunities and affairs are managed effectively and in the best interests of our shareholders.

The entire Board selects its Chairman, and our Board has selected Alan G. Spoon, an independent director, as its Chairman, in light of Mr. Spoon’s independence and his deep experience and knowledge with corporate governance, board management, shareholder engagement, risk management and Fortive’s diverse businesses and industries.

As the independent Chairman of the Board, Mr. Spoon leads the activities of the Board, including:

•	Calling and presiding at all meetings of the Board;

•	Together with the CEO and the Corporate Secretary, setting the agenda for the Board;

•	Calling and presiding at the executive sessions of non-management directors and of the independent directors;

•	Advising the CEO on strategic aspects of the Company’s business, including developments and decisions that are to be discussed with, or would be of interest to, the Board;

•	Acting as a liaison as necessary between the non-management directors and the management of the Company; and

•	Acting as a liaison as necessary between the Board and the Committees of the Board.

In the event that the Chairman of the Board is not an independent director, our Corporate Governance Guidelines provide that the independent directors, upon recommendation from the Nominating and Governance Committee, will select by majority vote an independent director to serve as the Lead Independent Director with the authority to:

•	Preside at all meetings of the Board at which the Chair is not present, including the executive sessions;

•	Call meetings of the independent directors;

•	Act as a liaison as necessary between the independent directors and the CEO; and

•	Advise with respect to the Board’s agenda.

The Board’s non-management directors meet in executive session following the Board’s regularly-scheduled meetings, with the executive sessions chaired by the independent Chairman. In addition, the independent directors meet as a group in executive session at least once a year.

Risk Oversight. The Board’s role in risk oversight at the Company is consistent with the Company’s leadership structure, with management having day-to-day responsibility for assessing and managing the Company’s risk exposure and the Board and its committees overseeing those efforts, with particular emphasis on the most significant risks facing the Company.

Board of Directors. The Board oversees the Company’s risk management processes directly and through its committees. In general, the Board oversees the management of risks inherent in the operation of the Company’s businesses, the implementation of its strategic plan, its acquisition and capital allocation program, its capital structure and liquidity and its organizational structure, and also oversees the Company’s risk assessment and risk management policies.

Committees.

AUDIT COMMITTEE	COMPENSATION COMMITTEE	NOMINATING AND GOVERNANCE COMMITTEE	FINANCE
The Audit Committee oversees risks related to financial controls, legal and compliance risks and major financial, privacy, security and business continuity risks. The Audit Committee also assists the Board in overseeing the Company’s risk assessment and risk management policies.	The Compensation Committee oversees risks associated with the Company’s compensation policies and practices.	The Nominating and Governance Committee oversees risks associated with corporate governance and board management.	The Finance Committee oversees risks associated with the execution of the Company’s acquisition, investment and divestiture strategies.

Each committee reports to the full Board on a regular basis, including as appropriate with respect to the committee’s risk oversight activities. In addition, since risk issues often overlap, committees from time to time request that the full Board discuss particular risks. On an annual basis, the Company’s Risk Committee

(consisting of members of senior management) inventories, assesses and prioritizes the most significant risks facing the Company as well as related mitigation efforts, provides a report to the Board and provides a report of the process to the Audit Committee.

In determining to separate the position of the CEO and the Chairman, and in determining the appointment of the Chairman of the Board and the Chairs of the Committees, the Board and the Nominating and Governance Committee considered the implementation of a governance structure and appointment of chairpersons with appropriate and relevant risk management experience that would enable Fortive to efficiently and effectively assess and oversee its risks.

Director Independence. At least a majority of the Board must qualify as independent within the meaning of the listing standards of the NYSE. The Board has affirmatively determined that other than Messrs. James A. Lico, Steven Rales and Mitchell Rales, all of the remaining members of the Board, consisting of Ms. Kate D. Mitchell and Messrs. Feroz Dewan, Israel Ruiz and Alan G. Spoon, are independent within the meaning of the listing standards of the NYSE.

Committee Membership. The membership of each of the Audit, Compensation, Nominating and Governance and Finance committees as of April 28, 2017 is set forth below.

NAME OF DIRECTOR	AUDIT	COMPENSATION	NOMINATING AND GOVERNANCE	FINANCE
Feroz Dewan	Member	Member
James A. Lico				Member
Kate D. Mitchell	Member	Chair
Mitchell P. Rales				Member
Steven M. Rales				Member
Israel Ruiz	Chair		Chair
Alan G. Spoon			Member	Chair

Audit Committee. The Audit Committee is responsible for:

•	Assessing the qualifications and independence of Fortive’s independent auditors;

•	Appointing, compensating, retaining, and evaluating Fortive’s independent auditors;

•	Overseeing the quality and integrity of Fortive’s financial statements and making a recommendation to the Board regarding the inclusion of the audited financial statements in Fortive’s Annual Report on Form 10-K;

•	Overseeing Fortive’s internal auditing processes;

•	Overseeing management’s assessment of the effectiveness of Fortive’s internal control over financial reporting;

•	Overseeing management’s assessment of the effectiveness of Fortive’s disclosure controls and procedures;

•	Overseeing risks related to financial controls, legal and compliance risks and major financial, privacy, security and business continuity risks;

•	Overseeing Fortive’s risk assessment and risk management policies;

•	Overseeing Fortive’s compliance with legal and regulatory requirements; and

•	Overseeing swap and derivative transactions and related policies and procedures.

The Audit Committee relies on the expertise and knowledge of management, the internal auditor, and the independent auditor in carrying out its oversight responsibilities. Management is responsible for the preparation, presentation, and integrity of Fortive’s financial statements, accounting and financial reporting principles, internal control over financial reporting, and disclosure controls and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations. Management is also responsible for objectively reviewing and evaluating the adequacy, effectiveness, and quality of Fortive’s system of internal control over financial reporting. Fortive’s independent auditor, Ernst & Young LLP, is responsible for performing an independent audit of Fortive’s financial statements and expressing an opinion on the conformity of those financial statements with GAAP.

The Audit Committee also prepares a report as required by the SEC to be included in our annual proxy statement. The Audit Committee typically meets in executive session, without the presence of management, at each regularly scheduled meeting, and reports to the Board on its actions and recommendations at each regularly scheduled Board meeting.

The Board has determined that each member of the Audit Committee is:

•	Independent for purposes of Rule 10A-3(b)(1) under the Exchange Act and the NYSE listing standards;

•	Qualifies as an audit committee financial expert as that term is defined in Item 407(d)(5) of Regulation S-K; and

•	Is financially literate within the meaning of the NYSE listing standards.

Furthermore, as of the date of this prospectus, no Audit Committee member serves on the audit committee of more than three public companies.

Compensation Committee. The Compensation Committee is responsible for:

•	Determining and approving the form and amount of annual compensation of the CEO and our other executive officers, including evaluating the performance of, and approving the compensation paid to, our CEO and other executive officers;

•	Reviewing and making recommendations to the Board with respect to the adoption, amendment and termination of all executive incentive compensation plans and all equity compensation plans, and exercising all authority with respect to the administration of such plans;

•	Reviewing and making recommendations to the Board with respect to the form and amounts of director compensation;

•	Overseeing and monitoring compliance with Fortive’s compensation recoupment policy;

•	Overseeing and monitoring compliance by directors and executive officers with Fortive’s stock ownership requirements;

•	Overseeing risks associated with Fortive’s compensation policies and practices;

•	Overseeing our engagement with shareholders and proxy advisory firms regarding executive compensation matters;

•	Reviewing and discussing with management the Compensation Discussion & Analysis and recommending to the Board the inclusion of the Compensation Discussion & Analysis in our annual proxy statement; and

•	For incentive plans complying or intended to comply with Section 162(m) of the Internal Revenue Code (“Section 162(m)”), determining the performance goals under which compensation is to be paid and certifying whether the performance goals and other material terms have been satisfied.

The Chair of the Compensation Committee works with our Senior Vice President-Human Resources and our Corporate Secretary to schedule the Compensation Committee’s meetings and set the agenda for each meeting.

Our Senior Vice President-Human Resources, Vice President-Compensation, Corporate Secretary, and Vice President-Associate General Counsel and Assistant Secretary generally attend, and from time-to-time our CEO and CFO attend, the Compensation Committee meetings and support the Compensation Committee in preparing meeting materials and taking meeting minutes. In particular, our CEO provides background regarding the interrelationship between our business objectives and executive compensation matters and advises on the alignment of incentive plan performance measures with our overall strategy; participates in the Compensation Committee’s discussions regarding the performance and compensation of the other executive officers; and provides recommendations to the Compensation Committee regarding all significant elements of compensation paid to such other executive officers, their annual, personal performance objectives and his evaluation of their performance. The Compensation Committee typically meets in executive session, without the presence of management, at each regularly scheduled meeting, and reports to the Board on its actions and recommendation at each regularly scheduled Board meeting.

Independent Compensation Consultant. Under the terms of its charter, the Compensation Committee has the authority to engage the services of outside advisors and experts to assist the Compensation Committee. Following the Separation and following the assessment and determination of Frederic W. Cook & Co, Inc.’s (“F.W. Cook”) independence from Fortive’s management, the Compensation Committee engaged F.W. Cook as the Compensation Committee’s independent compensation consultant. The Compensation Committee has the sole discretion and authority to select, retain and terminate F.W. Cook as well as to approve any fees, terms and other conditions of its service. F.W. Cook reports directly to the Compensation Committee and takes its direction solely from the Compensation Committee. F.W. Cook’s primary responsibilities in 2016 following the Separation were to provide advice and data in connection with the selection of Fortive’s peer group for assessing executive compensation, the structuring of the executive compensation programs, the compensation levels for Fortive’s executive officers, and the compensation levels for the Company’s directors; assess the Company’s executive compensation program in the context of market practice and corporate governance best practices; and advise the Compensation Committee regarding Fortive’s proposed executive compensation public disclosures. In the course of discharging its responsibilities, F.W. Cook may from time to time and with the Compensation Committee’s consent, request from management certain information regarding compensation amounts and practices, the interrelationship between our business objectives and executive compensation matters, the nature of our executive officer responsibilities and other business information. F.W. Cook does not provide any services to Fortive or its management, and the Compensation Committee is not aware of any work performed by F.W. Cook that raises any conflicts of interest.

Each member of the Compensation Committee is:

•	An “outside director” for purposes of Section 162(m);

•	A “non-employee director” for purposes of Rule 16b-3 under the Exchange Act; and

•	Based on the determination of the Board, independent under the NYSE listing standards and under Rule 10C-1 under the Exchange Act.

Compensation Committee Interlocks and Insider Participation. During 2016, none of the members of the Compensation Committee was an officer or employee of Fortive. No executive officer of Fortive served on the compensation committee (or other board committee performing equivalent functions) or on the board of directors of any entity having an executive officer who served on the Compensation Committee.

Nominating and Governance Committee. The Nominating and Governance Committee is responsible for:

•	Reviewing and making recommendations to the Board regarding the size, classification and composition of the Board;

•	Assisting the Board in identifying individuals qualified to become Board members;

•	Assisting the Board in identifying characteristics, skills, and experiences for the Board with the objective of having a Board with diverse backgrounds, experiences, skills, and perspectives;

•	Proposing to the Board the director nominees for election by our shareholders at each annual meeting;

•	Assisting the Board in determining the independence and qualifications of the Board and Committee members, and making recommendations to the Board regarding committee membership;

•	Developing and making recommendations to the Board regarding a set of corporate governance guidelines, and reviewing such guidelines on an annual basis;

•	Overseeing compliance with the corporate governance guidelines;

•	Overseeing director education and director orientation process and programs;

•	Assisting the Board and the Committees in engaging in annual self-assessment of their performance; and

•	Administering Fortive’s Related Person Transactions Policy.

The Board has determined that each member of the Nominating and Governance Committee is independent within the meaning of the NYSE listing standards.

The Nominating and Governance Committee typically meets in executive session, without the presence of management, at each regularly scheduled meeting, and reports to the Board on its actions and recommendations at each regularly scheduled Board meeting.

Finance Committee. The Finance Committee assists the Board in assessing and approving business acquisitions, investments and divestitures.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis (“CD&A”) describes our executive compensation philosophy and the pay programs provided to our NEOs for 2016.

EXECUTIVE SUMMARY

Introduction

On July 2, 2016, we completed our Separation from Danaher and our launch as an independent, publicly-traded, S&P 500 company.

Other than with respect to the compensation of Mr. Lico, our President and Chief Executive Officer, the total compensation arrangements for our NEOs (such NEOs other than Mr. Lico, the “Other NEOs”) in 2016 were established in accordance with Danaher’s policies by Danaher and its Compensation Committee in anticipation of the Separation and the roles to be assumed by such Other NEOs following the Separation.

In order to provide a view of NEO compensation for all of 2016, this CD&A and the corresponding compensation tables and narrative include information regarding compensation paid to the NEOs and decisions made by Danaher prior to the Separation.

Following the Separation, our Compensation Committee has been responsible for determining our compensation programs and policies for our executive officers and approving the compensation levels applicable to them. In such capacity, our Compensation Committee:

•	Established the total compensation arrangement in 2016 for Mr. Lico,

•	Reviewed the total compensation arrangements for 2016 for our Other NEOs established by Danaher,

•	Established our 2016 annual incentive awards, including the corresponding performance measures, to be applied for the period after the Separation; and

•	Established the compensation arrangements for 2017 for our executive officers.

Named Executive Officers (“NEOs”)

This CD&A addresses the compensation of the following executive officers, who are our NEOs for 2016:

•	James A. Lico

President and Chief Executive Officer

•	Charles E. McLaughlin

Senior Vice President—Chief Financial Officer

•	Martin Gafinowitz

Senior Vice President

•	Barbara Hulit

Senior Vice President

•	Peter C. Underwood

Senior Vice President—General Counsel and Secretary

Company Overview

We are a diversified industrial growth company encompassing businesses that are recognized leaders in attractive markets. With 2016 revenues of $6.2 billion, our well-known brands hold leading positions in advanced instrumentation and solutions, transportation technology, sensing, automation and specialty, and franchise distribution markets. We are headquartered in Everett, Washington and employ a team of more than

24,000 research and development, manufacturing, sales, distribution, service and administrative employees in more than 40 countries around the world. With a culture rooted in continuous improvement, the core of our operating model is the Fortive Business System.

In 2016, we separated from Danaher, creating a new market-leading, independent, publicly-traded, S&P 500 company, enhancing shareholder value, creating new capital deployment opportunities, and heightening strategic focus without disruptions to customers or employees. In addition, following the Separation, we completed two strategic acquisitions.

Shared Purpose and Values

We define our Shared Purpose as Essential Technology for the People Who Accelerate Progress. Our core strategy, including the way we define our compensation philosophy, is driven by our Shared Purpose and the following foundational Values:

•	We build extraordinary teams for extraordinary results: We seek out talented, curious people with a passion for continuous improvement.

•	Customer success inspires our innovation: We apply creativity and rigor to breakthrough products, services and processes.

•	Kaizen is our way of life: Kaizen, or continuous improvement, is the foundation of our culture and fuels our passion for finding a better way.

•	We compete for shareholders: We build our businesses to attract and retain long-term shareholders and employees.

Our compensation program is designed with the goal of translating our Shared Purpose and Values into action.

How We Pay Our Executives

Consistent with our Shared Purpose and our Values, our Compensation Committee adopted a compensation program that combines annual and long-term components, cash and equity, and fixed and variable payments, with a bias toward compensation that is dependent on long-term company performance and with a corresponding emphasis on equity-based compensation. Our 2016 compensation program, including compensation established by Danaher prior to the Separation and compensation established by our Compensation Committee after the Separation, is summarized below:

	BASE SALARY	ANNUAL INCENTIVE COMPENSATION	STOCK OPTIONS	RESTRICTED STOCK UNITS/ RESTRICTED SHARES	PERFORMANCE SHARES
Form of Compensation	Cash		Equity
Performance Timing	Near-Term Emphasis		Long-Term Emphasis
Compensation Period	N/A	Annual Performance	5 years	5 years	5 years
Key Performance Metrics	N/A	Annual Financial and Operational Performance	Stock Price Appreciation	Positive Net Income	Multi-Year Relative Total Shareholder Return (“TSR”)
Determination of Performance -Based Payouts	N/A	Formulaic + Discretion	N/A	Fixed subject to threshold performance	Formulaic

In addition to the primary compensation elements described above, we also provided our executives with limited compensation under other compensation arrangements, which are described in “—Other Compensation.”

Allocation of Our 2016 Executive Pay

The following pie charts show our emphasis on long-term and performance-based compensation in our reported 2016 compensation for our CEO and our Other NEOs:

Our Leading Pay Practices

WHAT WE DO	WHAT WE DON’T DO
Core Executive Compensation Principles Designed to Promote Shareholder Value	No Excise Tax Gross-Ups

Performance Measures Aligned with Business Objectives	No “Single-Trigger” Change-of-Control Severance Benefits

Pay for Performance	No “Single-Trigger” Change-of-Control Equity Vesting

Limit Perquisites	No Pledging of our Common Stock by Executive Officers

Maintain Stock Ownership Requirements (Including Multiple of Five Times Base Salary for the CEO)	No Hedging Transactions

Maintain a Compensation Recoupment Policy	No Evergreen Provision in Stock Incentive Plan

Maintain Long Vesting for Equity Awards	No Repricing of Stock Options

Engage an Independent Compensation Consultant	No Liberal Share Recycling under Stock Incentive Plan

Monitor for Risk-Taking Incentives	No Liberal Definition of Change-of-Control

Require Minimum Vesting Schedule in Stock Incentive Plan	No Supplemental Defined Benefit Pension (SERP)

No Delivery of Payment of Dividends on Unvested Equity Awards

OVERVIEW

Prior to our Separation, we were a wholly-owned subsidiary of Danaher, and all compensation paid to our NEOs was provided by Danaher and determined in accordance with policies and practices developed by Danaher. To provide a full-year view of our NEOs’ compensation during 2016, our disclosure includes information regarding compensation paid to the NEOs and compensation decisions made by Danaher prior to the Separation, as well as compensation we paid and decisions we made for 2016 after the Separation.

2016 Executive Compensation Decision-Making and Oversight

Pre-Separation Decisions and Oversight

Because we were an independent organization for only a portion of the year, many of the decisions impacting 2016 compensation were made by Danaher and were grounded in Danaher’s compensation philosophies and policies.

Mr. Lico was an executive officer of Danaher prior to the Separation and, as such, his annual compensation prior to Separation was determined and approved by the Danaher Compensation Committee in his role as an executive officer of Danaher.

Our Other NEOs were employed by Danaher prior to the Separation, but none of the Other NEOs were executive officers of Danaher. Prior to the Separation, Danaher’s management and the Danaher Compensation Committee developed compensation packages, including base salaries, target incentives and annual equity grant values, for our Other NEOs in anticipation of their respective roles with Fortive following the Separation. The compensation packages were based on a comprehensive market analysis of the anticipated roles and responsibilities with Fortive upon Separation and were approved prior to the Separation by the Danaher Compensation Committee in accordance with Danaher policies and practices.

Prior to the Separation, Danaher engaged Frederic W. Cook & Co. (“FW Cook”) to provide consulting services in connection with certain executive compensation matters related to the Separation.

Post-Separation Decisions and Oversight

The allocation of responsibilities for executive compensation decisions following the Separation is summarized in the table below:

Our Compensation Committee	• Determines our compensation programs and policies for our executive officers; and • Approves the compensation levels applicable to our executive officers

Board of Directors and Management

•    The Board of Directors, the SVP, Human Resources, and other members of management are consulted by the Compensation Committee as the Committee establishes the compensation programs and policies for our executive officers

Independent Compensation Consultant	• Provides counsel and guidance to the Compensation Committee concerning our compensation levels and our compensation program; and • Reports directly to our Compensation Committee

Following the Separation, our Compensation Committee engaged FW Cook directly as its independent compensation consultant. Our Compensation Committee assessed the independence of FW Cook in accordance with the New York Stock Exchange (“NYSE”) Listing Standards and applicable SEC regulations and concluded that FW Cook’s work does not raise any conflict of interest.

Shared Purpose and Values

Our core strategy, including the way we define our compensation philosophy, is driven by the following Shared Purpose and Values:

•    We seek out talented, curious people with a passion for continuous improvement.

•    We apply creativity and rigor to breakthrough products, services and processes.

•    Kaizen, or continuous improvement, is the foundation of our culture and fuels our passion for finding a better way.

•    We build our businesses to attract and retain long-term shareholders and employees.

Our compensation program is designed with the goal of translating our Shared Purpose and Values into action.

Analysis of 2016 Executive Compensation

Our 2016 executive compensation program—both before and after the Separation—consisted of four core elements, listed in order of significance.

ELEMENT	FORM OF COMPENSATION	PRIMARY OBJECTIVES
Long-Term Incentive Compensation	• Stock Options • Performance-Based Restricted Shares • Performance Shares

•    Drive sustainable performance that delivers long-term value to shareholders.

•    Provide direct alignment to stock price appreciation.

•    Align the interest of the executive with those of the shareholders.

Annual Incentive Compensation	Cash	• Align compensation with business strategy. • Reward annual performance on key operational and financial measures. • Motivate and reward high individual performance.

Base Salary	Cash	• Help attract and retain executive talent. • Provide stable source of income. • Recognize day-to-day role and scope of responsibility.

Other Compensation	Employee Benefit Plans; Perquisites; Severance benefits	• Provide competitive compensation at an actual cost to the Company lower than the perceived value to the executives.

Long-Term Incentive Awards

Target LTI Mix

Equity data reflects annual grant guideline and

excludes new hire/founders awards

Pre-Separation Equity Awards

In February 2016 and in anticipation of the Separation, the Danaher Compensation Committee determined the target dollar value of equity compensation to be delivered to each of our NEOs who was then employed by Danaher and granted (i) annual equity awards and (ii) other than with respect to Messrs. Lico or Underwood, non-recurring “Founders Grants” to each NEO. The Danaher Compensation Committee took into account that the ultimate, realized value of each award would depend substantially on, prior to the Separation, Danaher’s and, following the Separation, Fortive’s long-term performance as well as each of the following factors (none of which was assigned a particular weight by the Danaher Compensation Committee):

•	the relative complexity and importance of the NEO’s future position with Fortive;

•	the NEO’s performance record;

•	the NEO’s potential to contribute to Danaher’s performance prior to the Separation and Fortive’s performance after the Separation;

•	the NEO’s potential to assume additional leadership responsibility;

•	the goal of incentivizing such NEO to accomplish long-term results for our customers, our employees, and our shareholders; and

•	the risk/reward ratio of the award amount compared to the length of the related vesting provisions.

The Danaher Compensation Committee did not make a Founders Grant to Mr. Lico, instead deferring such decision to our Compensation Committee in the context of determining his overall compensation arrangement in his capacity as our President and CEO following the Separation.

Mr. Underwood was not employed by Danaher or by us at the time the 2016 annual equity awards were granted, and he, therefore, did not receive a Founders Grant. In order to recognize Mr. Underwood’s expected contributions to the Company and to recognize the compensation Mr. Underwood forfeited by separating from his prior employer to join the Company, the Danaher Compensation Committee awarded Mr. Underwood a non-recurring, new-hire grant prior to the Separation consisting of time-based RSUs and options as well as an annual equity award.

The 2016 annual equity awards to our NEOs by Danaher prior to the Separation consisted of the following:

EXECUTIVE OFFICER	EQUITY AWARD TYPE AND PROPORTION
James A. Lico	50% stock options 25% performance-based restricted stock units (“RSUs”) 25% performance stock units (“PSUs”)

Charles E. McLaughlin	50% stock options 50% RSUs

Martin Gafinowitz	50% stock options 50% performance-based RSUs

Barbara Hulit	50% stock options 50% performance-based RSUs

Peter C. Underwood	50% stock options 50% RSUs

For Mr. Lico’s award of PSUs, the Danaher Compensation Committee translated the target dollar value for the PSUs into a target number of PSUs, established threshold, target and maximum performance levels and established a payout percentage curve that relates each level of performance to a payout expressed as a percentage of the target PSUs as follows:

RELATIVE TSR PERCENTILE—S&P 500 INDEX	PAYOUT PERCENTAGE
>75%	Maximum—200%
55%	Target—100%
35%	Threshold—50%
<35%	0%

The payout percentages for performance between threshold and target, or between target and maximum, respectively, would be determined by linear interpolation. Notwithstanding the above, if Danaher’s absolute TSR performance for the period were negative, a maximum of 100% of the target PSUs would vest (regardless of how strong Danaher’s performance was on a relative basis), and if Danaher’s absolute TSR performance for the period were positive, a minimum of 25% of the target PSUs would vest.

Any PSUs that vest following the three-year performance period would be subject to an additional two-year holding period and paid out in shares of Danaher common stock following the fifth anniversary of the commencement of the performance period.

Consistent with Danaher’s equity grant practices corresponding to their positions at Danaher prior to the Separation, Mr. Gafinowitz’s and Ms. Hulit’s performance-based RSUs require four consecutive quarters of positive net income as a performance condition to vesting.

Treatment of Equity-Based Compensation Awards upon the Separation

In connection with the Separation, all Danaher equity awards held by our NEOs were adjusted using the following principles:

•	For each award holder, the intent was to maintain the economic value of those awards before and after the distribution date.

•	For our employees at the time of the Separation, including our NEOs, the awards were converted based on a “concentration” method solely into Fortive equity awards and denominated in shares of our common stock.

The following table provides additional information regarding the adjustments that were made to each type of outstanding Danaher equity award.

TYPE OF DANAHER EQUITY AWARD	ADJUSTMENT FOR FORTIVE EMPLOYEES (INCLUDING OUR NEOs)
Stock Options	Danaher stock options were converted into options of comparable value to purchase Fortive common stock, with a vesting schedule identical to the remaining vesting schedule of the converted Danaher options.

Time-Based RSUs	Danaher RSUs were converted into RSUs of comparable value relating to Fortive common stock, with a vesting schedule identical to the remaining vesting schedule of the converted Danaher RSUs.

Performance-Based RSUs	Danaher Performance-Based RSUs with outstanding performance goals were replaced with performance-based Fortive restricted shares of comparable value (“RSAs”), with performance goals relating to Fortive instead of Danaher for the remaining performance period and with a vesting schedule identical to the remaining vesting schedule of the replaced Danaher Performance-Based RSUs.

PSUs	Danaher PSUs were converted into performance-based Fortive restricted stock awards (“PSAs”) of comparable value; the performance period was bifurcated between the Danaher performance period (i.e., grant to Separation) and Fortive performance period (i.e., Separation to end of original performance period), weighted pro rata based on the duration of each period.

Instead of being converted into Fortive RSUs and PSUs, the Danaher Performance-Based RSUs and PSUs for which the respective performance period had not concluded at the time of the Separation were cancelled and replaced with restricted shares of our common stock of comparable value and with continued performance requirement for purposes of qualifying the awards as performance-based compensation under Section 162(m). The performance measures for the restricted shares issued by us as replacement for Danaher Performance-Based RSUs were met as of December 31, 2016 as certified by our Compensation Committee on February 23, 2017. However, such awards are still subject to time-vesting requirements.

At the time of the Separation, Mr. Lico had outstanding awards of stock options, time-based RSUs, performance-based RSUs and PSUs. Our Other NEOs had outstanding awards of stock options, time-based RSUs and, with respect to Mr. Gafinowitz and Ms. Hulit, performance-based RSUs. The number of shares subject to awards shown in the table below titled “Outstanding Equity Awards at 2016 Fiscal Year-End” reflects the adjustments described in the table above.

Post-Separation Equity Awards

Promotion Equity Grant for Mr. Lico

In connection with the Separation, our Compensation Committee approved an increase in Mr. Lico’s target total direct compensation for 2016 (consisting of base salary, target bonus and target long-term incentive compensation) from $6,412,000 to $8,000,000 to reflect his new role as President and CEO of our Company. The Committee based the increase on its desire to more closely align Mr. Lico’s compensation arrangements with the objectives of our overall compensation philosophy and business strategy and with the CEO compensation practices of comparable companies, and to reflect the increase in the scope of responsibilities in his new role following the Separation. The majority of the increase in Mr. Lico’s target total direct compensation was an increase in his target long-term incentive compensation from $4,500,000 (last granted in February 2016) to $5,750,000. To effectuate this increase, our Compensation Committee approved an additional equity award for Mr. Lico with a target value of $1,250,000 consisting of the following:

FORM OF AWARD	NUMBER OF SHARES	KEY TERMS
Stock Options	38,730 shares	• Ratable vesting on 4th and 5th anniversaries of grant • Exercise price $48.60 (closing price on grant date)

Restricted Stock	6,455 shares	• Ratable vesting on 4th and 5th anniversary of grant • Vest only if Fortive has positive net income for 4 consecutive quarters following the Separation

Performance Shares	6,455 shares	• Contingent on Fortive relative TSR versus S&P 500 over 3-year performance period • Earned shares are subject to two-year holding requirement

The number of performance shares earned is determined as follows:

RELATIVE TSR PERCENTILE—S&P 500 INDEX	PAYOUT PERCENTAGE
>75%	Maximum—200%
55%	Target—100%
35%	Threshold—50%
<35%	0%

The payout percentages for performance would be determined by linear interpolation. In addition, if TSR is negative, the maximum number of shares that may be earned is 100% of target irrespective of the relative TSR. If TSR is positive, a minimum of 25% of target shares will be earned irrespective of the relative TSR.

Founders Grant for Mr. Lico

Our Compensation Committee also approved a one-time equity award as a Founders Grant to Mr. Lico at the time of the Separation to:

•	Provide closer alignment of the interests of our President and Chief Executive Officer with our shareholders in connection with the Separation

•	Recognize his contributions in connection with the Separation, in light of the fact that Mr. Lico did not receive a Founders Grant from Danaher when the Founders Grant awards were made to the Other NEOs who were employed by Danaher in 2016 prior to the Separation, and

•	Retain his services in executing our strategies and operations following the Separation.

Compensation Discussion and Analysis

The Founders Grant for Mr. Lico consisted of the following components:

FORM OF AWARD	KEY TERMS
Stock Options	• Ratable vesting on 4th and 5th anniversaries of grant • Exercise price $48.60 (closing price on grant date)

Restricted Stock	• Ratable vesting on 4th and 5th anniversary of grant • Vest only if Fortive has positive net income for 4 consecutive quarters following the Separation

Our Compensation Committee determined the amount of Mr. Lico’s Founders Grant based on the following considerations:

•	Its review of materials and recommendations provided by FW Cook for comparable companies in a spin-off transaction;

•	The amount of equity leverage that would be appropriate to align the interest of Mr. Lico with those of the shareholders; and

•	Establishing internal parity with Founders Grants awarded to other executive officers employed by Danaher at the time of the annual grant in February 2016.

The amounts of the equity grants to all of our NEOs, including the grant to Mr. Lico, are shown in the “Fiscal 2016 Grants of Plan-Based Awards” table below.

Annual Incentive Awards

We provide annual incentive awards to our NEOs under our Executive Incentive Compensation Plan (the “Executive Incentive Plan”). The Executive Incentive Plan provides cash bonuses to participants based on the achievement of annual performance metrics relating to our business and the participant’s personal performance. Other than with respect to Mr. Lico, the target annual incentive awards in 2016 as a percentage of base salary for each of the NEOs before and after the Separation were determined by Danaher, and documented in a corresponding offer letter, prior the Separation.

Pre-Separation Awards

Mr. Lico

Prior to the Separation, Mr. Lico was a participant in Danaher’s Executive Incentive Compensation Plan. For 2016, the Danaher Compensation Committee assigned Mr. Lico a target bonus percentage representing a percentage of his base salary as of March 31, 2016. Subject to Danaher’s achievement of positive net income for the year, Mr. Lico would be eligible for a bonus equal to the target bonus amount multiplied by the Composite Performance Factor (which was to be the sum of the Danaher Company Performance Factor (weighted 60%) and the Personal Performance Factor (weighted 40%), subject to the Danaher Compensation Committee’s exercise of discretion. The Danaher Compensation Committee exercised its judgment in determining each element of the 2016 formula. Each element of the 2016 performance formula is further described below:

•	Danaher Company Performance Factor. The Danaher Company Performance Factor was based on Danaher’s 2016 performance against the two objective metrics described in the table below (the “Metrics”). For each of the Metrics the Danaher Compensation Committee established threshold, target and maximum levels of Danaher performance, as well as a payout percentage curve that relates each level of performance to a payout percentage, as follows:

	DANAHER COMPANY PERFORMANCE FACTOR PERCENTAGE
PERFORMANCE LEVEL	RATIO OF FREE CASH FLOW TO NET INCOME (“FREE CASH FLOW RATIO”)	ADJUSTED EPS
Maximum	150%	200%
Target	100%	100%
Threshold	50%	50%
Below Threshold	0%	0%

The payout percentages for performance between threshold and target, or between target and maximum, respectively, were determined by linear interpolation. Pursuant to the Employee Matters Agreement, Mr. Lico continued to be eligible for a bonus under the framework of the Danaher Executive Incentive Compensation Plan following the end of 2016, but the amount of any payout to be made by Danaher under Mr. Lico’s award would be prorated to reflect the portion of time he was employed by Danaher during the year. Accordingly, following the end of 2016, the Danaher Company Performance Factor was calculated as follows:

	2016 DANAHER COMPANY PERFORMANCE FACTOR MATRIX
METRIC*	TARGET PERFORMANCE LEVEL	ACTUAL PERFORMANCE LEVEL	PAYOUT % (BEFORE WEIGHTING)	WEIGHTING OF METRIC	WEIGHTED PAYOUT%
Danaher Adjusted EPS Growth Rate	14.0%	20.1%	154.4%	80%	123.5%
Danaher Free Cash Flow Ratio	103%	99.4%	88.3%	20%	17.7%
Actual Danaher Company Performance Factor					141%

*	The financial metrics were calculated excluding the Fortive business, which was treated as a discontinued operation.

•	Personal Performance Factor. In determining the Personal Performance Factor for the prorated annual incentive award payable for the period prior to the Separation, Fortive’s Compensation Committee used the same Personal Performance Factor determined for Mr. Lico in calculating the prorated, post-separation annual incentive award, as discussed below under “—Annual Incentive Awards—Post-Separation Awards.” In determining the Personal Performance Factor, Fortive’s Compensation Committee also considered Mr. Lico’s performance in 2016 prior to the Separation.

•	Composite Performance Factor. The Danaher Company Performance Factor and Personal Performance Factor were calculated, weighted accordingly and added to yield Mr. Lico’s Composite Performance Factor. The Composite Performance Factor was multiplied by his target bonus amount and prorated to reflect his partial year of service with Danaher to yield his award amount for the pre-separation period for the year. Mr. Lico’s pre-separation period annual cash incentive compensation award is set forth in the “2016 Summary Compensation Table” along with his post-separation period annual cash incentive compensation award, which is discussed below under “—Annual Incentive Awards—Post-Separation Awards.”

Other Fortive Named Executive Officers

Prior to the Separation, each of Messrs. McLaughlin, Gafinowitz and Underwood and Ms. Hulit participated in Danaher’s incentive compensation program covering senior leaders of Danaher operating companies (the “Senior Leader Incentive Program”). The Senior Leader Incentive Program provided cash bonuses based on the achievement of objective, annual performance metrics relating to the officer’s business as well as the officer’s personal performance. Under the performance formula effective for 2016, the Other NEOs would be eligible to receive a bonus equal to their respective target bonus amount, multiplied by (i) a Danaher company performance factor determined based on the 2016 performance of the officers’ respective business against the objective business-level financial performance metrics described below (“Senior Leader Business Metrics”), and (ii) a factor determined by the officers’ manager based on a subjective review of the officers’ performance against the officer’s annual personal performance goals and other factors (the “Personal Performance Factor”).

In determining the Personal Performance Factor for the prorated annual incentive award payable for the period prior to the Separation, we used the same Personal Performance Factor determined for the Other NEO in calculating the prorated, post-separation annual incentive award, as discussed below under “—Annual Incentive Awards—Post-Separation Awards.” Because each of the Other NEOs reported to Mr. Lico for all or substantially all of 2016, including during the period prior to the Separation, our Compensation Committee determined that Mr. Lico’s evaluation of performance of the Other NEOs in 2016 would be applicable to both the period prior to, and after, the Separation.

The following table sets forth the Senior Leader Business Metrics that were determined by Danaher prior to the Separation for the Other NEOs.

EXECUTIVE OFFICER	DANAHER COMPANY PERFORMANCE FACTOR MEASURE	PRE-SEPARATION TARGET PERCENTAGE RELATIVE TO BASE SALARY
Charles E. McLaughlin	Danaher’s Adjusted EPS as of the Separation	50%
Martin Gafinowitz	Performance of corresponding Business Unit	70%
Barbara Hulit	Danaher’s Adjusted EPS as of the Separation	60%
Peter C. Underwood	Danaher’s Adjusted EPS as of the Separation	70%

Based on the Personal Performance Factor determined with respect to each officer after the Separation and the performance level achieved by such officer’s business with respect to the Senior Leader Business Metrics prior to the Separation, the pre-separation period annual cash incentive compensation awards were calculated and are reflected in the “2016 Summary Compensation Table”, along with the post-separation period annual cash incentive compensation awards, which are discussed below under “—Annual Incentive Awards—Post-Separation Awards.”

Post-Separation Awards

For the post-separation period in 2016, our Compensation Committee approved Executive Incentive Plan awards for each of our NEOs using a Composite Performance Factor structure similar to the structure of the pre-separation plan in which Mr. Lico participated. Under the post-separation awards, our NEOs were eligible to receive a bonus equal to his or her respective target bonus amount multiplied by the applicable Composite Performance Factor, which would be equal to the sum of the Fortive Company Performance Factor (weighted 60%) and the Personal Performance Factor (weighted 40%), subject to our Compensation Committee’s exercise of discretion.

Pursuant to the terms determined by Danaher prior to the Separation for our Other NEOs, the target annual incentive awards for 2016 as a percentage of base salary increased as follows for the indicated NEOs:

EXECUTIVE OFFICER	PRE- SEPARATION TARGET AWARD (% OF BASE SALARY)	POST- SEPARATION TARGET AWARD (% OF BASE SALARY)
Charles E. McLaughlin	50%	75%
Martin Gafinowitz	70%	75%

In addition, when establishing the compensation arrangement for Mr. Lico as our President and Chief Executive Officer following the Separation, our Compensation Committee maintained his target annual incentive award as a percentage of his base salary for 2016 at 125% following the Separation.

The threshold, target and maximum potential bonus amounts for each of our NEOs for the post-separation period are set forth in the “2016 Grants of Plan-Based Awards” table. For each of our NEOs, the Fortive Company Performance Factor was determined solely by our Adjusted EPS1 for the six-month period ended 2016 following our Separation (“Fortive Adjusted EPS”), based on the threshold, target and maximum goal set forth below. The Compensation Committee used the Fortive Adjusted EPS as the performance metric in determining the Fortive Company Performance Factor because it believes that Adjusted EPS correlates strongly with shareholder returns and the Company’s operating performance during the period.

PAYOUT SCALE POSITION	FORTIVE ADJUSTED EPS		FORTIVE COMPANY PERFORMANCE FACTOR
Maximum		$1.375	200%
Target		$1.250	100%
Threshold		$1.063	50%
Below Threshold	<	$1.063	0%

The Fortive Company Performance Factor was interpolated for Fortive Adjusted EPS on a linear basis as follows:

METRIC	TARGET PERFORMANCE LEVEL	ACTUAL PERFORMANCE LEVEL	FORTIVE COMPANY PERFORMANCE FACTOR
Fortive Adjusted EPS (1)	$1.25	$1.35	180%

1	“Fortive Adjusted EPS” means fully diluted earnings per share for the six-month period ended December 31, 2016 as determined pursuant to GAAP, but (i) excluding on a pretax basis amortization of acquisition-related intangible assets and (ii) applying our overall estimated effective tax rate to the adjustment identified in clause (i).

The Executive Incentive Plan also includes a performance hurdle requiring that we achieve positive net income for the performance period in order for any payments to be made. If the performance hurdle is met, then a maximum level of annual incentive award payouts is set from which our Compensation Committee may approve bonus payments based on the Composite Performance Factor.

Following the end of 2016, the Compensation Committee used its judgment and determined for each executive officer a Personal Performance Factor between 0% and 150%. Our Compensation Committee has discretion in determining the Personal Performance Factor of each of the executive officers, which discretion the Compensation Committee believes is an important risk-mitigating element to the Company’s compensation program. Without assigning any particular weight to any individual factor, the Compensation Committee took into account the size of the Fortive Company Performance Factor, the executive’s execution against his or her personal performance objectives for the year, the executive’s overall performance for the year and the amount of annual cash incentive compensation that peer companies would offer such executive. The following table summarizes the individual factors the Compensation Committee considered for each NEO in determining the corresponding Personal Performance Factor.

EXECUTIVE OFFICER	INDIVIDUAL FACTORS CONSIDERED BY THE COMMITTEE FOR PERSONAL PERFORMANCE FACTOR
James A. Lico	Consolidated financial performance in terms of growth, operating profit margin, and free cash flow. Qualitative and quantitative goals relating to building organizational strength and depth, effective capital deployment to increase long term performance by executing acquisition, integration and portfolio development strategies and acceleration of the innovation process to ensure competitive advantage across the portfolio.

Charles E. McLaughlin	Consolidated financial performance in terms of core revenue growth, operating profit margin, and free cash flow. Qualitative goals relating to strengthening the finance organization, developing investor relations capabilities, and executing acquisition, integration and portfolio development strategies.

Martin Gafinowitz	Financial or operational performance in the relevant business units in terms of core revenue growth, working capital turns, on-time delivery, and quality. Qualitative goals relating to strengthening the relevant business organization, and executing acquisition, integration and portfolio development strategies.

Barbara Hulit	Financial performance in the high-growth markets in terms of core revenue growth and operational performance in terms of growth and lean performance measures in operating companies mentored in FBS. Qualitative goals relating to strengthening the relevant regional and functional organizations, and executing acquisition, integration and portfolio development strategies.

Peter C. Underwood	Qualitative goals relating to strengthening the legal organization, compliance processes, and risk management processes, provision of legal support for the Board, and provision of legal support in executing acquisition and integration strategies.

Based on such consideration, the Compensation Committee assigned a Personal Performance Factor of 125% for Mr. Lico.

The payout percentages and corresponding Composite Performance Factor resulted in the payouts set forth in the 2016 Summary Compensation Table.

In addition, the Personal Performance Factor described above was applied for the NEOs in determining the respective prorated annual incentive award for the period in 2016 prior to the Separation.

Additional 2016 Cash Bonus to Messrs. Lico and McLaughlin

Our Compensation Committee has the ability to grant bonus awards outside of the Executive Incentive Plan in its discretion; however, any such bonus payments may not be entitled to the same beneficial tax treatment provided with respect to the non-equity incentive awards under the Executive Incentive Plan. Discretionary bonuses may be awarded in any amount that our Compensation Committee deems appropriate. For 2016, in light of the fact that Separation-related activities were not included in Messrs. Lico’s and McLaughlin’s respective 2016 personal performance goals under the Executive Incentive Plan, our Compensation Committee awarded a non-recurring discretionary bonus in the amounts of $150,000 and $100,000 to Messrs. Lico and McLaughlin

respectively in connection with their exceptional efforts and contributions in 2016 in the execution of our Separation and to reflect that, unlike many other executive officers, the increase in their base salaries was deferred until after the Separation and, as a result, the pre-separation portion of their 2016 annual incentive compensation was based on their respective pre-adjustment base salary.

2017 Company Performance Factor

In establishing annual incentive award opportunities for 2017, our Compensation Committee adjusted the calculation of the Company Performance Percentage in the following manner to incentivize both long-term perspective as well as execution of annual strategic performance, align company performance measures with the Company’s core strategies, and to further strengthen the risk-mitigating elements of our compensation program:

•	The Adjusted EPS metric will account for 70% of the Company Performance Factor.

•	Because the ability to generate cash from operations to execute on our capital allocation strategies is a critical component of our performance, our Compensation Committee has added a new metric of ratio of free cash flow to net income with a weight of 20% of the total Company Performance Factor; and

•	Because success of our capital allocation strategies is a critical component of our performance, our Compensation Committee has added a new metric of return on invested capital with a weight of 10% of the total Company Performance Factor.

Base Salaries

Pre-Separation

Prior to the Separation, the Danaher Compensation Committee reviewed base salaries for Danaher’s named executive officers, including Mr. Lico, in February of each year and in connection with promotions. In February 2016, the Danaher Compensation Committee determined Mr. Lico’s 2016 base salary, using his prior year’s base salary as the initial basis of consideration and (without giving specific weight to any particular factor) taking into account the relative complexity and importance of Mr. Lico’s role within Danaher and the market value of his role. Given that base salary is one of the elements in the formula for determining annual cash incentive compensation, the Danaher Compensation Committee also considered how changes in base salary would impact annual cash incentive compensation.

The base salary of each of our Other NEOs was determined by such officer’s direct manager. In determining 2016 base salaries for these officers, the officer’s prior year base salary was used as the initial basis of consideration and other factors taken into account included the officer’s personal performance in the prior year and the market value of the officer’s role. Given that base salary is one of the elements in the formula for determining annual cash incentive compensation, consideration was also given to how changes in base salary would impact the officer’s annual cash incentive compensation.

Post-Separation

As referenced under “—Long-Term Incentive Awards,” in connection with the Separation, our Compensation Committee approved an increase in Mr. Lico’s target total direct compensation for 2016 to reflect his increased responsibilities following the Separation. In connection with this increase, our Compensation Committee increased Mr. Lico’s base salary. In addition, Mr. McLaughlin’s base salary was increased pursuant to the terms of the offer to him determined by Danaher prior to the Separation. The amounts of these increases are shown below:

EXECUTIVE OFFICER	PRE- SEPARATION BASE SALARY	POST- SEPARATION BASE SALARY	PERCENTAGE INCREASE
James A. Lico	$850,000	$1,000,000	18%
Charles E. McLaughlin	$415,000	$510,000	23%

Other Compensation

Sign-on Bonus for Mr. Underwood

In recognition of the expected contributions to the Company and to recognize the compensation Mr. Underwood forfeited by separating from his prior employer to join the Company, the Danaher Compensation Committee awarded Mr. Underwood a non-recurring, sign-on bonus of $250,000 prior to the Separation pursuant to the terms of the offer letter of employment. See “Employment Agreements—Letter Agreement with Peter Underwood.”

Severance Benefits

On March 27, 2017, the Compensation Committee, after assessment of market practices and to ensure that our executive officers remain focused on our businesses during periods of uncertainty and pursue transactions in the best interest of the shareholders, adopted our Severance and Change in Control Plan for Officers (the “Severance Plan”) that provides for severance benefits upon (i) a termination without cause not preceded by a change-in-control and (ii) a termination without cause, or good reason resignation, within 24 months following a qualified change in control.

“Double Trigger” Change-in-Control Severance. Because the change-in-control severance benefit is intended to ensure that the executive officers pursue transactions in the best interest of the shareholders, the Compensation Committee limited the definition “change-in-control” to include only:

•	a merger, consolidation or reorganization in which Fortive is not the surviving entity and in which the voting securities of Fortive prior to such transaction would represent 50% or less of the voting securities of the surviving entity;

•	sale of all or substantially all assets of Fortive, or

•	any transaction approved by the Board that results in any person or entity that is not an affiliate of Fortive owning 100% of Fortive’s outstanding voting securities.

If, within 24 months following a qualified change-in-control, an executive officer is terminated without cause, or resigns for good reason, then the following severance payment would accrue:

COMPENSATION	CEO	OTHER NEOs
Cash Severance Payment	2 times Base Salary and Target Annual Incentive Award	1 times Base Salary and Target Annual Incentive Award

Prorated Cash Annual Incentive Award	Target Annual Incentive Award prorated for the period from the beginning of the year to the date of termination.	Same

Equity Awards	Immediate acceleration of all unvested outstanding equity awards.	Same

Health Benefits	24 months	12 months

280G Excise Tax	No tax gross up	No tax gross up

Termination without Cause Severance. In 2017, the Compensation Committee adopted the following vesting schedule for new equity awards to our executive officers that further aligns the interest of the executive officers with the long-term interest of the shareholder but subjects such equity awards to greater risk of forfeiture by such executive officers:

EQUITY AWARDS	CEO	OTHER NEOs
Options	Vesting ratable in the fourth and fifth anniversary, with no vesting prior to the fourth anniversary of the grant date.	Vesting ratable in the third, fourth and fifth anniversary, with no vesting prior to the third anniversary.
Performance Based RSUs or RSAs	Vesting ratable in the fourth and fifth anniversary, with no vesting prior to the fourth anniversary of the grant date and subject to satisfying the performance goal.	Vesting ratable in the third, fourth and fifth anniversary, with no vesting prior to the third anniversary and subject to satisfying the performance goal.

Relative TSR-Based PSUs or PSAs	Subject to 3-year performance period plus an additional two-year holding period.	Not Applicable.

In connection with the recognition of the increased risk of forfeiture for the equity awards by the executive officers and to ensure that our executive officers remain focused on our businesses during periods of uncertainty, the Compensation Committee provided the following severance benefits under the Severance Plan upon a termination without cause:

COMPENSATION	CEO	OTHER NEOs
Cash Severance Payment	2 times Base Salary	1 times Base Salary

Prorated Cash Annual Incentive Award	Payment based on actual performance against performance targets and prorated for the period from the beginning of the year to the date of termination.	Same

Prorated Equity Awards	• Based on actual performance against performance targets; • Subject to original time-vesting, and • Prorated for the period from the date of grant to the date of termination.	Same

Health Benefits	24 months	12 months

Perquisites

We make limited perquisites available to our NEOs. We believe these limited perquisites help make our executive compensation plans competitive, are generally more conservative than the perquisites offered by our peers, and are cost-effective in that the perceived value of these items is higher than our actual cost. The perquisites made available to our NEOs during 2016 were as follows:

TYPE	PARTICIPATING NEOs
Personal aircraft use	Messrs. Lico and McLaughlin
Relocation expenses	Messrs. McLaughlin and Underwood
Tickets to sporting events	Messrs. Lico and McLaughlin and Ms. Hulit

The personal aircraft use was made available under an aircraft use policy adopted by our Compensation Committee. The policy permits the use of our aircraft only for business purposes other than with respect to a $150,000 and $50,000 personal use allowance to Messrs. Lico and McLaughlin, respectively. The personal use allowance is determined by the incremental cost to our company of the personal aircraft use as calculated by multiplying the total number of personal flight hours times the average direct variable operating costs (including costs related to fuel, on-board catering, maintenance expenses related to operation of the plane during the year, landing and parking fees, navigation fees, related ground transportation, crew accommodations and meals and supplies) per flight hour for the aircraft for the year, net of any applicable employee reimbursement. Since the aircraft is used primarily for business travel, we do not include in the calculation the fixed costs that do not change based on usage, such as crew salaries, the lease or acquisition cost of the aircraft, exterior paint and other maintenance, inspection, and capital improvement costs intended to cover a multiple-year period. Messrs. Lico and McLaughlin are required to reimburse us for any personal use of the aircraft in a particular year in excess of their respective personal use allowances.

Additional details on the other perquisites made available to our NEOs in 2016 are in the footnotes to the “Summary Compensation Table.”

Other Benefits

Our executive officers, including each of our NEOs, are eligible to participate in the following broad-based employee benefit plans, which are generally available to all U.S. salaried employees and do not discriminate in favor of our NEOs:

• Group medical insurance	• Group AD&D insurance	• Flexible spending accounts

• Group dental insurance	• Group life insurance	• 401(k) retirement plans

• Group vision insurance

In addition, each of our NEOs participates in the Fortive Executive Deferred Incentive Plan, or EDIP. The EDIP is a shareholder-approved, non-qualified, unfunded deferred compensation program available to selected members of our management. We use the EDIP to tax-effectively contribute amounts to executives’ retirement accounts and give our executives an opportunity to defer taxes on cash compensation and realize tax-deferred, market-based notional investment growth on their deferrals. The amount we contribute annually to the executives’ accounts in the EDIP is set at a level that we believe is competitive with comparable plans offered by other companies in our industry. Participants in the EDIP do not fully vest in such amounts until they have participated in the program for 15 years or have reached age 55 with at least five years of service (including, for executives who were employed by Danaher prior to the Separation, years of service with Danaher prior to the Separation). The amounts contributed to the EDIP for 2016 with respect to our NEOs are shown in the “Summary Compensation Table.”

Peer Group Compensation Analysis

Our Compensation Committee believes it is important to clearly understand the relevant market for executive talent to inform its decision-making and ensure that our compensation program for executive officers supports our recruitment and retention needs and is fair and efficient. Following the Separation and in preparation for establishing the compensation for 2017, our Compensation Committee worked with FW Cook to develop a peer group of the following companies (the “peer companies”) for purposes of assessing competitive compensation practices, and intends to periodically review compensation data for the peer group derived from publicly filed proxy statements and available compensation survey data. The peer group was not used to determine any performance measures related to any executive compensation.

• 3M Company	• Honeywell International Inc.	• PTC Inc.

• Ametek Inc.	• IDEX Corporation	• Rockwell Automation Inc.

• Amphenol Corporation	• Illinois Tool Works Inc.	• Roper Technologies, Inc.

• Citrix Systems, Inc.	• Ingersoll-Rand plc	• Stanley Black & Decker, Inc.

• Danaher Corp.	• Mettler-Toledo International Inc.	• Synopsys Inc.

• Dover Corp.	• Pentair plc

Our Compensation Committee selected companies for inclusion in this peer group based on several important criteria:

•	membership in the S&P 1500 composite index;

•	the similarity of their industry classification to our company’s classification;

•	the strength of their financial performance over multiple years, including growth in revenue, income, and TSR;

•	the extent to which they compete with our company for executive talent and for investors; and

•	general comparability of key size measures, primarily revenue and market capitalization.

Our Compensation Committee does not rely solely on data from the peer group in establishing the compensation for our executive officers. Furthermore, our Compensation Committee does not target a specific competitive position versus the market in determining the compensation of our executive officers, because, in light of our diverse mix of businesses, strict benchmarking against a selected group of companies would not provide a meaningful basis for establishing compensation. Furthermore, while our Compensation Committee considers the data from the peer group helpful in assessing our competitive position, our Compensation Committee refers to other resources, including published compensation data from other surveys and from public compensation data for competitors to one or more of our operating companies. The compensation data of the peer group and such other resources are considered alongside the Company’s pay for performance and long-term value creation objectives in determining the compensation for our executive officers that best aligns management’s interest with those of our shareholders.

Stock Ownership Policies

Below is a summary of our policies relating to ownership of our common stock that apply to our NEOs.

Stock Ownership Requirements. To further align management and shareholder interests and discourage inappropriate or excessive risk-taking, our stock ownership policy requires each of our executive officers to obtain a substantial equity stake in our common stock within five years of their appointment to an executive position. The multiples of base salary required by the guidelines are as follows:

EXECUTIVE LEVEL	STOCK OWNERSHIP GUIDELINES (AS A MULTIPLE OF SALARY)
Chief Executive Officer	5.0x base salary
All Other Executive Officers, Including Other NEOs	3.0x base salary

Once an executive has acquired a number of shares that satisfies the ownership multiple then applicable to him or her, such number of shares then becomes his or her minimum ownership requirement (even if the executive’s salary increases or the fair market value of such shares subsequently changes) until he or she is promoted to a higher level. Under the policy, beneficial ownership includes shares in which the executive or his or her spouse or child has a direct or indirect interest, notional shares of our common stock in the EDIP plan, shares held in a 401(k) plan, and unvested RSUs or RSAs and PSAs (based on target number of shares until vested and then based on the actual number of vested shares), but does not include shares subject to unexercised stock options. Each of our NEOs was in compliance with the stock ownership requirements as of December 31, 2016, having acquired the required number of shares or having more time to do so.

Pledging Policy. Our Board has adopted a policy that prohibits any of our executive officers, including our NEOs, from pledging as security under any obligation any shares of our common stock that he or she directly or indirectly owns and controls.

Hedging Policy. We maintain a policy that prohibits engaging in any transactions involving a derivative of our securities, including hedging transactions.

Recoupment Policy

To further discourage inappropriate or excessive risk-taking, our Compensation Committee has adopted a recoupment policy applicable to our executives, including our NEOs, and certain other employees (the “covered persons”). Under the policy, in the event of a material restatement of our consolidated financial statements (other than any restatement required pursuant to a change in applicable accounting rules), our Board may, to the extent permitted by law and to the extent it determines that it is in our best interests to do so, in addition to all other remedies available to us require reimbursement or payment to us of:

•	the portion of any annual incentive compensation payment awarded to, or any equity grants with financial performance measures earned by, any covered person within the three year period prior to the date such material restatement is first publicly disclosed that would not have been awarded had the consolidated financial statements that are the subject of such restatement been correctly stated (except that our Board has the right to require reimbursement of the entire amount of any such annual incentive compensation payment or equity grant from any covered person whose fraud or other intentional misconduct in our Board’s judgment alone or with others caused such restatement); and

•	all gains from other equity awards realized by any covered person during the twelve-month period immediately following the original filing of the consolidated financial statements that are the subject of such restatement.

Our recoupment policy provides that it will be deemed amended automatically to comply with applicable NYSE and SEC requirements.

In addition, under the terms of our 2016 Stock Incentive Plan, all outstanding unvested equity awards will be terminated immediately upon, and no associate can exercise any outstanding equity award after, such time he or she is terminated for gross misconduct. Under the terms of the EDIP, if the administrator determines that termination of an employee’s participation in the EDIP resulted from the employee’s gross misconduct, the administrator may determine that the employee’s vesting percentage is zero with respect to all balances that were contributed by us.

Regulatory Considerations

Section 162(m) generally disallows a tax deduction to public corporations for compensation in excess of $1 million paid for any fiscal year to its CEO or to any of its other three most highly compensated executive officers (other than the CFO). The statute generally exempts qualifying performance-based compensation from the deduction limit if certain conditions are met. We review the tax impact of our executive compensation on us as well as on our executive officers. In addition, we review the impact of our compensation programs against other considerations, such as accounting impact, shareholder alignment, market competitiveness, effectiveness and perceived value to employees. We also took actions intended to qualify certain of our executive compensation programs in 2016 as performance-based compensation under transition rules provided by Section 162(m) for subsidiaries that become separate publicly traded companies that applied to us in connection with the Separation. Because many different factors influence a well-rounded, comprehensive executive compensation program, however, some of the compensation we provide to our executive officers might not be deductible under Section 162(m).

Risk Considerations and Review of Executive Compensation Practices

Risk-taking is an essential part of growing a business, and prudent risk management is necessary to deliver long-term, sustainable shareholder value. Our Compensation Committee and our management reviewed our executive and non-executive compensation programs and determined that none of our compensation programs encourages or creates excessive risk-taking, and none is reasonably likely to have a material adverse effect on the Company. Our Compensation Committee believes that our executive compensation program supports the objectives described above without encouraging inappropriate or excessive risk-taking. In reaching this conclusion, our Compensation Committee considered in particular the following attributes and risk-mitigation features of our executive compensation program:

ATTRIBUTE	RISK-MITIGATING EFFECT
Emphasis on long-term, equity-based compensation	Discourages risk-taking that produces short-term results at the expense of building long-term shareholder value

Stock options, RSAs and RSUs vest over five years and PSAs are subject to three-year vesting and a further two-year holding period, and all are subject to our recoupment policy	Helps ensure our executives realize their compensation over a time horizon consistent with achieving long-term shareholder value

Payment amounts under our annual cash incentive compensation plan and the number of shares that a participant may earn under our PSA awards are capped	Reduces possibility that extraordinary events or formulaic payments could distort incentives or over-emphasize short-term over long-term performance

Robust stock ownership guidelines	Helps ensure our executives’ economic interests are aligned with the long-term interests of our shareholders

Prohibition on derivative transactions	Helps ensure the alignment of interests generated by our executives’ equity holdings is not undermined by hedging or similar transactions

Use of independent compensation consultants that perform no other services for our company	Helps ensure advice will not be influenced by conflicts of interest

Our Compensation Committee can exercise discretion in assessing the personal performance factor element of our annual incentive program to adjust annual cash incentive compensation payments	Discourages risk-taking that produces short-term results at the expense of building long-term shareholder value

EXECUTIVE COMPENSATION TABLES

2016 Summary Compensation Table

The 2016 Summary Compensation Table and notes show all compensation paid to or earned by each of our NEOs for 2016 under Danaher’s compensation programs and plans prior to the Separation and under our compensation programs and plans on and after the Separation.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($) (1)	BONUS ($) (2)	STOCK AWARDS ($) (3)	OPTION AWARDS ($) (3)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($) (1)(4)	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($) (5)	ALL OTHER COMPENSATION ($) (6)		TOTAL ($)
James A. Lico President and Chief Executive Officer	2016	$919,834	$150,000	$3,855,197	$3,720,788	$1,702,563	—	$244,406	(7)	$10,592,788
	2015	$701,200	—	$1,588,304	$1,393,534	$1,123,673	$2,937	$167,668		$4,977,316
	2014	$661,500	—	$2,904,906	$2,108,025	$1,022,100	$3,212	$133,876		$6,833,619

Charles E. McLaughlin Chief Financial Officer	2016	$460,682	$100,000	$999,354	$719,216	$438,347	—	$178,592	(8)	$2,896,191
	2015	$384,831	—	$191,306	$146,826	$300,000	—	$123,522		$1,146,485
	2014	$360,319	—	$194,768	$146,826	$203,527	—	$84,598		$814,746

Martin Gafinowitz Senior Vice President	2016	$597,542	—	$999,312	$719,216	$606,781	—	$81,745		$3,004,596
	2015	$513,874	—	$450,427	$315,050	$414,623	$855	$109,776		$1,804,605

Barbara Hulit Senior Vice President	2016	$587,248	—	$874,732	$775,034	$497,448	—	$80,316		$2,814,778

Peter C. Underwood SVP—General Counsel and Secretary (9)	2016	$315,379	$250,000	$992,036	$703,843	$325,966	—	$183,297	(10)	$2,770,521

(1)	Includes the following amounts deferred into the Danaher Executive Deferred Incentive Program (“DEDIP”) prior to the Separation and Fortive Executive Deferred Incentive Plan (“EDIP” and, together with DEDIP, “EDIPs” ) after the Separation. See “—Fortive Executive Deferred Incentive Plan” for a description of our EDIP:

	AMOUNT OF SALARY DEFERRED INTO EDIPS ($)			AMOUNT OF NON-EQUITY INCENTIVE COMPENSATION DEFERRED INTO EDIPS ($)
NAME	2014	2015	2016	2014	2015	2016
James A. Lico	—	—	—	$100,000	$100,000	$100,000
Charles E. McLaughlin	—	—	—	—	—	—
Martin Gafinowitz	N/A	$61,665	$71,630	N/A	$50,000	$200,238
Barbara Hulit	N/A	N/A	—	N/A	N/A	—
Peter C. Underwood	N/A	N/A	—	N/A	N/A	$65,193

(2)	For a discussion on Messrs. Lico’s, McLaughlin’s and Underwood’s 2016 bonus amounts, please see “Compensation Discussion and Analysis—Annual Incentive Awards—Additional 2016 Cash Bonus to Messrs. Lico and McLaughlin” and “Compensation Discussion and Analysis—Other Compensation—Sign-on Bonus for Mr. Underwood,” respectively.
(3)

The amounts reflected in these columns represent the aggregate grant date fair value of all equity awards made in the applicable year by Danaher prior to the Separation and by us on or after the Separation, computed in accordance with Accounting Standards Codification Topic 718 (“ASC 718”). The replacement or converted equity-based awards that were granted or adjusted in connection with the Separation as described under “Compensation Discussion and Analysis—Treatment of Equity-Based Compensation Awards Upon the Separation” and that, prior to the Separation, related to outstanding Danaher awards, are not included as new awards in these columns. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For Mr. Lico, the “Stock Awards” column equals the aggregate grant date fair value of all PSUs and RSUs granted during 2016, and for all other NEOs, this column equals the grant date fair value of the RSUs granted during 2016. As described under “Compensation

Discussion and Analysis—Treatment of Equity-Based Compensation Awards Upon the Separation,” Mr. Lico’s PSUs granted prior to the Separation were granted with a vesting schedule based on Danaher’s TSR ranking relative to the constituents of the S&P 500 Index over a three-year performance period, but were adjusted in connection with the Separation such that a portion of them was based on Danaher’s TSR ranking prior to the Separation and the remainder was based on our TSR ranking subsequent to the Separation. The grant date fair value of Mr. Lico’s PSUs has been calculated based on the probable outcome of the applicable performance conditions, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under ASC 718. The maximum aggregate value of all of Mr. Lico’s PSUs at the grant date assuming that the highest level of performance is attained is $ 2,325,396. With respect to RSUs, the grant date fair value under ASC 718 is calculated based on the number of shares of common stock underlying the RSU, times the closing price of the common stock on the date of grant. With respect to stock options, the grant date fair value under FASB ASC Topic 718 has been calculated using the Black-Scholes option pricing model. Additional information about the assumptions that we used when valuing equity awards is set forth in Note 16 to the Consolidated and Combined Financial Statements for the year ended December 31, 2016 included in this prospectus.
(4)	The following table sets forth the amount of the non-equity incentive plan compensation earned by each NEO with respect to the pre-separation and post separation periods, respectively:

NAME	PRE-SEPARATION COMPENSATION	POST-SEPARATION COMPENSATION
James A. Lico	$715,063	$987,500
Charles E. McLaughlin	$136,172	$302,175
Martin Gafinowitz	$273,385	$333,396
Barbara Hulit	$222,264	$275,184
Peter C. Underwood	$57,866	$268,100

(5)	The amounts set forth in this column represents the aggregate change in the actuarial present value of the corresponding NEO’s accumulated benefit under the Cash Balance Plan of the Danaher Corporation & Subsidiaries Pension Plan (“Danaher Cash Balance Plan”) in the applicable fiscal years. In connection with the Separation of Fortive from Danaher and pursuant to the Employee Matters Agreement, all accrued benefits under the Danaher Cash Balance Plan remained the obligation of Danaher, and Fortive did not replicate, replace or initiate any pension or other defined benefit plan. See “—2016 Pension Benefits.” Neither Danaher nor Fortive provided any above-market or preferential earnings on any deferred compensation.
(6)	The following table sets forth the 401(k) plan and EDIPs contributions made to our NEOs’ accounts for 2016, which amounts are included in “All Other Compensation” and, with respect to the 2016 EDIPs contributions, are based on the product of the number of notional phantom shares credited to an NEO’s account and the corresponding closing price of the applicable share as reported on NYSE on the date of such contributions:

NAME	401(K) CONTRIBUTIONS ($)	2016 EDIPS CONTRIBUTIONS ($)
James A. Lico	$15,900	$147,184
Charles E. McLaughlin	$15,900	$34,842
Martin Gafinowitz	$15,900	$65,845
Barbara Hulit	$15,900	$64,416
Peter C. Underwood	$4,615	$25,500

(7)	Includes $77,364 relating to personal use of our corporate aircraft plus costs of tickets to sporting events. The incremental cost to us of the personal aircraft use is calculated by multiplying the total number of personal flight hours times the average direct variable operating costs (including costs related to fuel, on-board catering, maintenance expenses related to operation of the plane during the year, landing and parking fees, navigation fees, related ground transportation, crew accommodations and meals and supplies) per flight hour for the particular aircraft for the year, net of any applicable employee reimbursement. Since the aircraft is used primarily for business travel, we do not include in the calculation the fixed costs that do not change based on usage, such as crew salaries, the lease or acquisition cost of the aircraft, exterior paint and other maintenance, inspection, and capital improvement costs intended to cover a multiple-year period. Mr. Lico’s annual perquisite allowance for personal use of our corporate aircraft is limited to $150,000 and Mr. Lico is required to reimburse us for any personal use of the aircraft in a particular year in excess of $150,000.
(8)	Includes an aggregate of $121,338 in perquisites consisting of the following: $26,760 relating to personal use of our corporate aircraft, plus $94,513 of relocation costs (excluding tax reimbursement for taxable relocation benefits) plus costs of tickets to sporting events. The incremental cost to us of the personal aircraft use is calculated as described in note (7) above. Mr. McLaughlin’s annual perquisite allowance for personal use of our corporate aircraft is limited to $50,000 and Mr. McLaughlin is required to reimburse us for any personal use of the aircraft in a particular year in excess of $50,000. In connection with Mr. McLaughlin becoming our Chief Financial Officer, we provided him with the above-noted $94,513 of relocation assistance under the relocation program that we make available to management employees generally, including the payment of costs related to his purchase of a new residence as well as reimbursement in the amount of $2,808 for the income taxes incurred by Mr. McLaughlin with respect to the taxable portion of the relocation perquisites.
(9)	Mr. Underwood joined us in May 2016 as our Senior Vice President—General Counsel and Secretary.

(10)	Includes $136,835 relating to relocation costs (excluding tax reimbursement for taxable relocation benefits). In connection with Mr. Underwood’s joining us as our Senior Vice President—General Counsel and Secretary, we provided him with the above-noted $136,835 of relocation assistance under the relocation program that we make available to management employees generally, including the payment of costs related to his purchase of a new residence as well as reimbursement in the amount of $16,347 for the income taxes incurred by Mr. Underwood with respect to the taxable portion of the relocation perquisites.

Grants of Plan-Based Awards for Fiscal 2016

The following table sets forth certain information regarding grants of plan-based awards to our NEOs in 2016 under Danaher’s compensation programs and plans prior to the Separation and under our compensation programs and plans following the Separation. The award types, share numbers and exercise prices of the 2016 pre-Separation grants have been updated to reflect the effect of the Separation. See “Compensation Discussion and Analysis—Long-Term Incentive Awards” for a discussion of the effect of the Separation on outstanding awards.

The table does not include equity awards issued to replace Danaher equity awards granted prior to 2016 that were outstanding at the time of the Separation in accordance with the Employee Matters Agreement. Details regarding these awards can be found in the Outstanding Equity Awards at 2016 Fiscal Year-End table.

NAME	TYPE OF AWARD	GRANT DATE	COMMITTEE APPROVAL DATE	ESTIMATED POSSIBLE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS (1)			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS (2)			ALL OTHER STOCK AWARDS (#) (2)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#) (2)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SHARE)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($) (4)
				THRESHOLD ($) (3)	TARGET ($) (3)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)
James A. Lico	Pre-separation annual cash incentive compensation	—	—	$265,625	$531,250	$10,000,000	—	—	—	—	—	—	—
	Post-separation annual cash incentive compensation	—	—	$312,500	$625,000	$10,000,000	—	—	—	—	—	—	—
	Pre-separation stock options (5)	2/24/2016	2/23/2016	—	—	—	—	—	—	—	163,052	$42.55	$1,992,727
	Founder’s grant stock options (5)	7/05/2016	7/05/2016	—	—	—	—	—	—	—	77,450	$48.60	$1,151,991
	Post-separation stock options (5)	7/05/2016	7/05/2016	—	—	—	—	—	—	—	38,730	$48.60	$576,070
	Pre-separation restricted shares (6)	2/24/2016	2/23/2016	—	—	—	—	26,903	26,903	—	—	—	$1,224,041
	Founder’s grant restricted shares (6)	7/05/2016	7/05/2016	—	—	—	—	25,820	25,820	—	—	—	$1,174,767
	Post-separation restricted shares (6)	7/05/2016	7/05/2016	—	—	—	—	6,455	6,455	—	—	—	$293,691
	Pre-separation performance shares (6)	2/24/2016	2/23/2016	—	—	—	6,726	26,903	53,806	—	—	—	$937,708
	Post-separation performance shares (6)	7/05/2016	7/05/2016	—	—	—	1,614	6,455	12,910	—	—	—	$224,990
Charles E. McLaughlin	Pre-separation annual cash incentive compensation	—	—	$51,875	$103,750	$10,000,000	—	—	—	—	—	—	—
	Post-separation annual cash incentive compensation	—	—	$95,625	$191,250	$10,000,000	—	—	—	—	—	—	—
	Pre-separation stock options (7)	2/24/2016	2/23/2016	—	—	—	—	—	—	—	54,357	$42.55	$539,412
	Founder’s grant stock options (7)	2/24/2016	2/23/2016	—	—	—	—	—	—	—	18,119	$42.55	$179,804
	Pre-separation restricted shares (8)	2/24/2016	2/23/2016	—	—	—	—	—	—	17,935	—	—	$749,277
	Founder’s grant restricted shares (8)	2/24/2016	2/23/2016	—	—	—	—	—	—	5,986	—	—	$250,077
Martin Gafinowitz	Pre-separation annual cash incentive compensation	—	—	$102,900	$205,800	$10,000,000	—	—	—	—	—	—	—
	Post-separation annual cash incentive compensation	—	—	$110,250	$220,500	$10,000,000	—	—	—	—	—	—	—
	Pre-separation stock options (9)	2/24/2016	2/23/2016	—	—	—	—	—	—	—	47,101	$42.55	$467,407
	Founder’s grant stock options (9)	2/24/2016	2/23/2016	—	—	—	—	—	—	—	25,375	$42.55	$251,809
	Pre-separation restricted shares (10)	2/24/2016	2/23/2016	—	—	—	—	15,547	15,547	—	—	—	$649,511
	Founder’s grant restricted shares (10)	2/24/2016	2/23/2016	—	—	—	—	8,373	8,373	—	—	—	$349,801

NAME	TYPE OF AWARD	GRANT DATE	COMMITTEE APPROVAL DATE	ESTIMATED POSSIBLE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS (1)			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS (2)			ALL OTHER STOCK AWARDS (#) (2)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#) (2)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SHARE)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($) (4)
				THRESHOLD ($) (3)	TARGET ($) (3)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)
Barbara Hulit	Pre-separation annual cash incentive compensation	—	—	$88,200	$176,400	$10,000,000	—	—	—	—	—	—	—
	Post-separation annual cash incentive compensation	—	—	$88,200	$176,400	$10,000,000	—	—	—	—	—	—	—
	Pre-separation stock options (9)	2/24/2016	2/23/2016	—	—	—	—	—	—	—	39,866	$42.55	$487,219
	Founder’s grant stock options (9)	2/24/2016	2/23/2016	—	—	—	—	—	—	—	23,550	$42.55	$287,815
	Pre-separation restricted shares (11)	2/24/2016	2/23/2016	—	—	—	—	13,159	13,159	—	—	—	$549,747
	Founder’s grant restricted shares (11)	2/24/2016	2/23/2016	—	—	—	—	7,779	7,779	—	—	—	$324,985
Peter C. Underwood	Pre-separation annual cash incentive compensation	—	—	$24,385	$48,770	$10,000,000	—	—	—	—	—	—	—
	Post-separation annual cash incentive compensation	—	—	$87,500	$175,000	$10,000,000	—	—	—	—	—	—	—
	Pre-separation stock options (7)	5/15/2016	5/10/2016	—	—	—	—	—	—	—	28,941	$47.51	$316,706
	New hire grant stock options (12)	5/15/2016	5/10/2016	—	—	—	—	—	—	—	35,377	$47.51	$387,137
	Pre-separation restricted shares (13)	5/15/2016	5/10/2016	—	—	—	—	—	—	9,552	—	—	$446,451
	New hire grant restricted shares (13)	5/15/2016	5/10/2016	—	—	—	—	—	—	11,673	—	—	$545,585

(1)	These columns relate to 2016 cash award opportunities under, for pre-separation periods, Danaher’s 2007 Executive Incentive Compensation Plan (with respect to Mr. Lico) or Danaher’s Senior Leader Incentive Plan (with respect to Messrs. McLaughlin, Gafinowitz and Underwood and Ms. Hulit) and, for post-separation periods, our Executive Incentive Compensation Plan.
(2)	These columns relate to awards granted under our 2016 Stock Incentive Plan, the terms of which apply to all of the equity awards described in this table.
(3)	No amount will be paid out with respect to any annual bonus opportunity if performance is below threshold. The threshold and target estimated payouts for the pre-separation and post-separation annual cash incentive compensation set forth in the table are 50% of the corresponding full year possible payouts to reflect proration resulting from the Separation.
(4)	Reflects the grant date fair value calculated in accordance with FASB ASC Topic 718.
(5)	For a description of the vesting terms of the award, please see Footnote 2 to the Outstanding Equity Awards at 2016 Fiscal Year-End Table.
(6)	For a description of the vesting terms of the award, please see Footnote 7 to the Outstanding Equity Awards at 2016 Fiscal Year-End Table.
(7)	For a description of the vesting terms of the award, please see Footnote 4 to the Outstanding Equity Awards at 2016 Fiscal Year-End Table.
(8)	For a description of the vesting terms of the award, please see Footnote 8 to the Outstanding Equity Awards at 2016 Fiscal Year-End Table.
(9)	For a description of the vesting terms of the award, please see Footnote 3 to the Outstanding Equity Awards at 2016 Fiscal Year-End Table.
(10)	For a description of the vesting terms of the award, please see Footnote 10 to the Outstanding Equity Awards at 2016 Fiscal Year-End Table.
(11)	For a description of the vesting terms of the award, please see Footnote 12 to the Outstanding Equity Awards at 2016 Fiscal Year-End Table.
(12)	For a description of the vesting terms of the award, please see Footnote 5 to the Outstanding Equity Awards at 2016 Fiscal Year-End Table.
(13)	For a description of the vesting terms of the award, please see Footnote 13 to the Outstanding Equity Awards at 2016 Fiscal Year-End Table.

Outstanding Equity Awards at 2016 Fiscal Year-End

The following table summarizes the number of securities underlying outstanding equity awards for each of our NEOs as of December 31, 2016. The information set forth below with respect to outstanding equity awards made prior to July 2, 2016 reflect the conversion of such awards in the Separation.

NAME	OPTION GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE		OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)		MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($) (1)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)		EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($) (1)
James A. Lico	7/5/2016	—	116,180	(2)	$48.60	7/5/2026	—		—	—		—
	2/24/2016	—	163,052	(2)	$42.55	2/24/2026	—		—	—		—
	2/24/2015	—	116,298	(2)	$42.47	2/24/2025	—		—	—		—
	5/15/2014	—	86,865	(3)	$36.58	5/15/2024	—		—	—		—
	2/24/2014	—	109,350	(2)	$37.36	2/24/2024	—		—	—		—
	7/30/2013	51,418	102,840	(3)	$32.78	7/30/2023	—		—	—		—
	2/21/2013	—	127,080	(2)	$29.76	2/21/2023	—		—	—		—
	2/23/2012	73,337	73,338	(2)	$26.10	2/23/2022	—		—	—		—
	2/23/2011	158,686	—		$24.20	2/23/2021	—		—	—		—
	2/23/2010	195,293	—		$18.21	2/23/2020	—		—	—		—
	2/24/2009	248,298	—		$12.83	2/24/2019	—		—	—		—
	2/20/2008	111,994	—		$18.42	2/20/2018	—		—	—		—
	—	—	—		—	—	239,565	(6)	$12,847,871	111,732	(7)	$5,992,187
Charles E. McLaughlin	2/24/2016	—	72,476	(4)	$42.55	2/24/2026
	7/15/2015	2,738	10,953	(4)	$43.10	7/15/2025	—		—	—		—
	7/15/2014	4,926	7,392	(4)	$38.18	7/15/2024	—		—	—		—
	7/30/2013	8,436	5,624	(4)	$32.78	7/30/2023	—		—	—		—
	7/25/2012	14,084	3,522	(4)	$24.93	7/25/2022	—		—	—		—
	11/4/2011	6,538	—		$23.79	11/4/2021	—		—	—		—
	2/23/2011	11,908	—		$24.20	2/23/2021	—		—	—		—
	2/23/2010	14,224	—		$18.21	2/23/2020	—		—	—		—
	—	—	—		—	—	34,153	(8)	$1,831,625	—		—
Martin Gafinowitz	2/24/2016	—	72,476	(3)	$42.55	2/24/2026	—		—	—		—
	2/24/2015	—	32,712	(3)	$42.47	2/24/2025	—		—	—		—
	5/15/2014	—	8,690	(3)	$36.58	5/15/2024	—		—	—		—
	2/24/2014	—	30,765	(3)	$37.36	2/24/2024	—		—	—		—
	2/21/2013	11,648	23,299	(3)	$29.76	2/21/2023	—		—	—		—
	2/23/2012	24,444	12,224	(3)	$26.10	2/23/2022	—		—	—		—
	2/23/2011	34,393	—		$24.20	2/23/2021	—		—	—		—
	—	—	—		—	—	54,481	(9)	$2,921,816	23,920	(10)	$1,282,830
Barbara Hulit	2/24/2016	—	63,416	(3)	$42.55	2/24/2026	—		—	—		—
	2/24/2015	—	39,989	(3)	$42.47	2/24/2025	—		—	—		—
	5/15/2014	—	17,381	(3)	$36.58	5/15/2024	—		—	—		—
	2/24/2014	—	37,591	(3)	$37.36	2/24/2024	—		—	—		—
	2/21/2013	15,536	31,073	(3)	$29.76	2/21/2023	—		—	—		—
	2/23/2012	32,602	16,303	(3)	$26.10	2/23/2022	—		—	—		—
	2/23/2011	34,504	—		$24.20	2/23/2021	—		—	—		—
	—	—	—		—	—	54,157	(11)	$2,904,440	20,938	(12)	$1,112,905
Peter C. Underwood	5/15/2016	—	28,941	(4)	$47.51	5/15/2026	—		—	—		—
	5/15/2016	—	35,377	(5)	$47.51	5/15/2026	—		—	—		—
	—	—	—		—	—	21,225	(13)	$1,138,297	—		—

(1)	Market value is calculated based on the closing price of our common stock on December 30, 2016, the last trading day of the year, as reported on the NYSE ($53.63 per share), times the number of unvested shares.
(2)	Under the terms of the award, 50% of the options granted become or became exercisable on each of the fourth and fifth anniversaries of the grant date.
(3)	Under the terms of the award, one-third of the options granted become or became exercisable on each of the third, fourth and fifth anniversaries of the grant date.
(4)	Under the terms of the award, 20% of the options granted become or became exercisable on each of the first five anniversaries of the grant date.
(5)	Under the terms of the award, one-third of the options granted become or became exercisable on each of the first three anniversaries of the grant date.

(6)	Includes 19,196 RSUs granted on 2/24/2015; 43,741 RSUs granted on 2/24/2014 (which converted into RSAs upon the Separation, as discussed in “Compensation Discussion and Analysis—Treatment of Equity-Based Compensation Awards Upon the Separation”); 50,833 RSUs granted on 2/21/2013, and 29,338 granted on 2/23/2012, one half of which vest on each of the fourth and fifth anniversaries of the grant date. It also includes 34,753 RSUs granted on 5/15/2014 and 61,704 RSUs granted on 7/30/2013, one third of which vests on each of the third, fourth, and fifth anniversaries of the grant date.
(7)	This amount includes 32,275 Performance-Based RSAs granted on 7/5/2016; and 6,455 PSAs granted on 7/5/2016. It also includes 26,903 PSUs granted on 2/24/2016, 26,903 Performance-Based RSUs granted on 2/24/2016 and 19,196 PSUs granted on 2/24/2015, each of which were converted into PSAs upon the Separation, as discussed in “Compensation Discussion and Analysis—Treatment of Equity-Based Compensation Awards Upon the Separation.” One half of each of the Performance-Based RSU and RSA awards vest on each of the fourth and fifth anniversaries of the grant date. However, none of the RSUs or RSAs will vest unless the Company achieves positive net income for four consecutive fiscal quarters starting after the grant date and ending on or prior to the tenth anniversary of the grant date. The number of shares of common stock that vest pursuant to the PSU/PSA awards is based on TSR ranking relative to the S&P 500 Index over a three-year performance period. Payout at 100% of the target level requires achievement of above-median performance and rank at the 55th percentile of the S&P 500 Index, while the PSUs/PSAs pay out at 200% for performance that equals or exceeds the 75th percentile, 50% for performance at the 35th percentile and zero percent for performance below the 35th percentile. The payout percentages for performance between threshold and target, or between target and maximum, respectively, are determined by linear interpolation. Notwithstanding the above, if absolute TSR performance for the period is negative, a maximum of 100% of the target PSUs/PSAs will vest, regardless of how strong performance is on a relative basis, and if absolute TSR performance for the period is positive, a minimum of 25% of the target PSUs/PSAs will vest. Any PSUs/PSAs that vest following the three-year performance period are subject to an additional two-year holding period and are paid out in shares of common stock following the fifth anniversary of the commencement of the performance period. The number of shares reported with respect to PSUs/PSAs is the number of shares that would be awarded assuming target performance is achieved.
(8)	Includes 23,921 RSUs granted on 2/24/2016; 3,616 RSUs granted on 7/15/2015; 2,958 RSUs granted on 7/15/2014; 2,250 RSUs granted on 7/30/2013; and 1,408 RSUs granted on 7/25/2012. 20% of each award vests on each of the first five anniversaries of the grant date.
(9)	Includes 10,802 RSUs granted on 2/24/2015; 3,485 RSUs granted on 5/15/2014; 25,981 RSUs granted on 2/24/2014; 9,320 RSUs granted on 2/21/2013; and 4,893 RSUs granted on 2/23/2012. One third of each award vests on each of the third, fourth, and fifth anniversaries of the grant date.
(10)	Consists of 23,920 RSUs granted on 2/24/2016 (which converted into RSAs upon the Separation, as discussed in “Compensation Discussion and Analysis—Treatment of Equity-Based Compensation Awards Upon the Separation”), one third of which will vest on each of the third, fourth, and fifth anniversaries of the grant date. However, none of the RSAs will vest unless the Company achieves positive net income for four consecutive fiscal quarters starting after the grant date and ending on or prior to the tenth anniversary of the grant date.
(11)	Includes 13,200 RSUs granted on 2/24/2015; 6,959 RSUs granted on 5/15/2014; 15,045 RSUs granted on 2/24/2014; 12,430 RSUs granted on 2/21/2013; and 6,523 RSUs granted on 2/23/2012. One third of each award vests on each of the third, fourth, and fifth anniversaries of the grant date.
(12)	Consists of 20,938 RSUs granted on 2/24/2016 which converted into RSAs upon the Separation, as discussed in “Compensation Discussion and Analysis—Treatment of Equity-Based Compensation Awards Upon the Separation”), one third of which will vest on each of the third, fourth, and fifth anniversaries of the grant date. However, none of the RSAs will vest unless the Company achieves positive net income for four consecutive fiscal quarters starting after the grant date and ending on or prior to the tenth anniversary of the grant date.
(13)	Includes 11,673 RSUs granted on 5/15/2016, one third of which will vest on each of the first three anniversaries of the grant date. Also includes 9,552 RSUs granted on 5/15/2016, 20% of which will vest on each of the first five anniversaries of the grant date.

Option Exercises and Stock Vested During Fiscal 2016

The following table summarizes stock option exercises and the vesting of RSU awards with respect to our NEOs in 2016.

	OPTION AWARDS		STOCK AWARDS
NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE (#) (1)	VALUE REALIZED ON EXERCISE ($) (2)	NUMBER OF SHARES ACQUIRED ON VESTING (#) (1)	VALUE REALIZED ON VESTING ($) (3)
James A. Lico
Danaher Common Stock	100,000	$5,489,771	29,797	$2,601,874
Fortive Common Stock	—	—	30,850	$1,487,279
Total		$5,489,771		$4,089,153
Charles E. McLaughlin
Danaher Common Stock	12,000	$587,481	—	—
Fortive Common Stock	—	—	4,948	$246,853
Total		$587,481		$246,853
Martin Gafinowitz
Danaher Common Stock	106,600	$6,662,184	6,897	$600,694
Fortive Common Stock	—	—	—	—
Total		$6,662,184		$600,694
Barbara Hulit
Danaher Common Stock	54,486	$3,567,903	8,794	$765,862
Fortive Common Stock	—	—	—	—
Total		$3,567,903		$765,862
Peter C. Underwood
Danaher Common Stock	—	—	—	—
Fortive Common Stock	—	—	—	—
Total	—	—	—	—

(1)	Any shares acquired prior to the Separation pertain to shares of Danaher Common Stock and any shares acquired after the Separation pertain to shares of our Common Stock.
(2)	Calculated by multiplying the number of corresponding shares acquired times the difference between the exercise price and the market price of the underlying common stock at the time of exercise.
(3)	Calculated by multiplying the number of corresponding shares acquired times the closing price of the common stock as reported on the NYSE on the vesting date (or on the last trading day prior to the vesting date if the vesting date was not a trading day).

2016 Pension Benefits

Prior to our Separation from Danaher, Messrs. Lico and Gafinowitz participated in the Cash Balance Plan under the Danaher Corporation & Subsidiaries Pension Plan (the “Danaher Cash Balance Plan”), which was the only defined benefit pension plan in which any of our NEOs participated during 2016. The Danaher Cash

Balance Plan is a funded pension plan qualified under Section 401(a) of the Code. Prior to the inception of the Danaher Cash Balance Plan in 1997, Danaher made annual contributions to the defined contribution retirement plans of substantially all of its United States salaried employees, in an amount equal to 3% of the employee’s annual, eligible base salary. From 1997 through 2003, in lieu of these contributions, Danaher credited the same level of contributions to the Danaher Cash Balance Plan for each covered employee. As of December 31, 2003, the plan was “frozen” with respect to substantially all participants under the plan with no further contributions made with respect to such participants. All accrued benefits under the plan for these participants became 100% vested as of such date. All account balances under the plan with respect to these participants increased each year at the annual rate of interest on 30-year Treasury securities for the month of November preceding the first day of the applicable plan year. Upon termination of employment, a participant is entitled to receive his or her vested accrued benefit in cash or as an annuity (based on the participant’s election).

After the Separation and pursuant to the Employee Matters Agreement, Danaher retained all liabilities for benefits accrued under the Danaher Cash Balance Plan, including the accrued benefits for Messrs. Lico and Gafinowitz. In addition, Fortive did not replicate, replace, or initiate any pension or other defined benefit plans in connection with the Separation. As of December 31, 2016, (i) Mr. Lico had an accrued balance of $87,895 in the Danaher Cash Balance Plan, with 6.4 years of credited service, representing the number of years Mr. Lico participated in the Cash Balance Plan before the plan was frozen in 2003 and (ii) Mr. Gafinowitz had an accrued balance of $24,031 in the Cash Balance Plan, with 1.0 year of credited service, representing the number of years Mr. Gafinowitz participated in the Danaher Cash Balance Plan before the plan was frozen in 2003. Because the Separation resulted in termination of employment of Messrs. Lico and Gafinowitz with Danaher, they had the ability to receive their respective accrued benefit in the Danaher Cash Balance Plan in cash or as an annuity. In 2017, Mr. Lico liquidated his accrued benefits under the Danaher Cash Plan and reinvested the payment in Fortive’s 401(k) plan. Mr. Gafinowitz elected to retain his balance in the Danaher Cash Balance Plan, with the obligations thereunder remaining with Danaher.

2016 Nonqualified Deferred Compensation

The table below sets forth for each NEO information regarding participation in the EDIPs. There were no withdrawals by or distributions to any of the NEOs from either the DEDIP or the EDIP in 2016 other than the transfer of balances under the DEDIP to the EDIP in connection with the Separation.

NAME	PLAN NAME	EXECUTIVE CONTRIBUTIONS IN LAST FY ($) (1)	REGISTRANT CONTRIBUTIONS IN LAST FY ($) (2)	AGGREGATE EARNINGS IN LAST FY ($) (3)	AGGREGATE BALANCE AT LAST FYE ($) (4)
James A. Lico	EDIP	$100,000	$147,184	$1,318,525	$6,519,890
Charles E. McLaughlin	EDIP	$—	$34,842	$76,461	$577,902
Martin Gafinowitz	EDIP	$121,630	$65,845	$810,951	$4,671,197
Barbara Hulit	EDIP	$—	$64,416	$268,739	$1,164,129
Peter C. Underwood	EDIP	$—	$25,500	$5,667	$31,167

(1)	Consists of contributions of the following amounts to the DEDIP prior to the Separation with respect to salary or non-equity incentive compensation reported in the Summary Compensation Table:

NAME	2016 SALARY	NON-EQUITY INCENTIVE PLAN COMPENSATION EARNED WITH RESPECT TO 2015 BUT DEFERRED IN 2016
James A. Lico	—	$100,000
Charles E. McLaughlin	—	—
Martin Gafinowitz	$71,630	$50,000
Barbara Hulit	—	—
Peter C. Underwood	—	—

(2)	The amounts set forth in this column are included as 2016 compensation under the “All Other Compensation” column in the 2016 Summary Compensation Table.
(3)	Earnings represent returns on investments on investment alternatives that are the same investment alternatives available to all employees under the 401(k) plan. Accordingly, these amounts are not considered above-market or preferential earnings for purposes of, and are not included in, the 2016 Summary Compensation Table.
(4)	The table below indicates for each NEO how much of the EDIP balance set forth in this column has been reported as compensation in Fortive’s Summary Compensation Table in prior fiscal years, including for the 2016 fiscal year:

NAME	AMOUNT INCLUDED IN “AGGREGATE BALANCE AT LAST FYE” COLUMN THAT HAS BEEN REPORTED AS COMPENSATION IN THE SUMMARY COMPENSATION TABLE IN THIS YEAR AND PREVIOUS YEARS ($)
James A. Lico	$599,972
Charles E. McLaughlin	$96,543
Martin Gafinowitz	$322,140
Barbara Hulit	$64,416
Peter C. Underwood	$25,500

Potential Payments upon Termination or Change-of-Control as of 2016 Fiscal Year-End

The following table describes the payments and benefits that each NEO would have been entitled to receive upon termination of employment or in connection with a change-of-control of our company as of December 31, 2016. The amounts set forth below assume that the triggering event occurred on December 31, 2016. The Company did not provide for any potential payments upon change-in-control as of December 31, 2016. See “—Severance and Change in Control Plan for Officers” for a description of the severance plan adopted by the Company on March 27, 2017 providing for certain severance payment upon termination without cause and severance payment upon termination following change-in-control. The payments and benefits identified below with respect to “Termination without Cause” and “Termination Following Change-in-Control” assume that such severance plan had been approved and adopted on or prior to December 31, 2016 and that the termination occurred on December 31, 2016 and, if applicable, the change-in-control occurred on or prior to December 31, 2016. Where benefits are based on the market value of our common stock, we have used the closing price of our common stock as reported on the NYSE on December 30, 2016, the last trading day of the year ($53.63 per share). In addition to the amounts set forth below, upon any termination of employment, each executive would also be entitled to (1) receive all payments generally provided to salaried employees on a non-discriminatory basis on termination, such as life insurance proceeds (for any termination caused by death), unused vacation and 401(k) plan distributions, (2) receive accrued, vested balances under the EDIP (except that under the EDIP, if an employee’s employment terminates as a result of gross misconduct, the EDIP administrator may determine that the employee’s vesting percentage with respect to all employer contributions is zero), and (3) exercise vested stock options (except that under the terms of our 2016 Stock Incentive Plan, all outstanding equity awards are terminated upon, and no employee can exercise any outstanding equity award after, termination for gross misconduct). The values reflected in the table below relating to the acceleration of stock options, RSUs, RSAs and PSAs reflect the intrinsic value (that is, the value based on the price of our common stock, and in the case of stock options minus the exercise price) of the options, RSUs, RSAs and PSAs that would have vested had the specified event occurred as of December 31, 2016.

NAMED EXECUTIVE OFFICER	BENEFIT	TERMINATION/CHANGE OF CONTROL (“CIC”) EVENT
		TERMINATION WITHOUT CAUSE (1)	RETIREMENT	DEATH	TERMINATION FOLLOWING CHANGE-IN- CONTROL (1)
James A. Lico	Value of unvested stock options that would be accelerated or continue to vest (2), (3)	$9,544,067	—	$14,145,669	$14,145,669
	Value of unvested RSAs and PSAs that would be accelerated or continue to vest (2), (3)	$11,485,883	—	$10,925,986	$18,840,058
	Benefits continuation	$46,875	—	—	$46,875
	Severance Payment	$2,000,000	—	—	$4,500,000
	Target Annual Bonus (4)	—	—	—	$1,250,000
	Performance-Based Annual Bonus (4)	$1,702,563	—	—	—
	Value of unvested EDIP balance that would be accelerated (5)	—	—	—	—
	Total:	$24,779,388	—	$25,071,655	$38,782,601
Charles E. McLaughlin	Value of unvested stock options that would be accelerated (2), (3)	$649,632	$391,681	$1,250,917	$1,250,917
	Value of unvested RSAs that would be accelerated (2), (3)	$897,552	$630,421	$493,825	$1,831,625
	Benefits continuation	$23,437	—	—	$23,437
	Severance Payment	$510,000	—	—	$892,500
	Target Annual Bonus (4)	—	—	—	$382,500
	Performance-Based Annual Bonus (4)	$438,347	—	—	—
	Value of unvested EDIP balance that would be accelerated (5)	—	—	—	—
	Total:	$2,518,968	$1,022,102	$1,744,742	$4,380,980
Martin Gafinowitz	Value of unvested stock options that would be accelerated (2), (3)	$1,680,408	$374,927	$2,709,485	$2,709,485
	Value of unvested RSAs that would be accelerated (2), (3)	$2,487,199	$597,063	$2,048,881	$4,204,646
	Benefits continuation	$23,437	—	—	$23,437
	Severance Payment	$588,000	—	—	$1,029,000
	Target Annual Bonus	—	—	—	$441,000
	Performance-Based Annual Bonus (4)	$606,781	—	—	—
	Value of unvested EDIP balance that would be accelerated (5)	—	—	—	—
	Total:	$5,385,825	$971,990	$4,758,365	$8,407,568

NAMED EXECUTIVE OFFICER	BENEFIT	TERMINATION/CHANGE OF CONTROL (“CIC”) EVENT
		TERMINATION WITHOUT CAUSE (1)	RETIREMENT	DEATH	TERMINATION FOLLOWING CHANGE-IN- CONTROL (1)
Barbara Hulit	Value of unvested stock options that would be accelerated (2), (3)	$2,158,724	—	$3,247,412	$3,247,412
	Value of unvested RSAs that would be accelerated (2), (3)	$2,429,332	—	$2,032,309	$4,027,345
	Benefits continuation	$13,383	—	—	$13,383
	Severance Payment	$588,000	—	—	$940,800
	Target Annual Bonus (4)	—	—	—	$352,800
	Performance-Based Annual Bonus (4)	$497,448	—	—	—
	Value of unvested EDIP balance that would be accelerated (5)	—	—	$411,988	—
	Total:	$5,686,866	—	$5,691,709	$8,581,740
Peter C. Underwood	Value of unvested stock options that would be accelerated (2), (3)	$142,149	—	$393,626	$393,626
	Value of unvested RSAs that would be accelerated (2), (3)	$411,128	—	$311,161	$1,138,297
	Benefits continuation	$23,437	—	—	$23,437
	Severance Payment	$500,000	—	—	$850,000
	Target Annual Bonus (4)	—	—	—	$350,000
	Performance-Based Annual Bonus (4)	$325,966	—	—	—
	Value of unvested EDIP balance that would be accelerated (5)	—	—	$31,167	—
	Total:	$1,402,680	—	$735,954	$2,755,360

(1)	Please see “—Severance and Change in Control Plan for Officers” for a description of the severance benefits and cash payments our NEOs would be entitled to receive if we terminate the executive’s employment without cause, or upon termination following a change-in-control, as well as a description of the noncompetition and other post-closing covenants agreed to by our NEOs under the Proprietary Interest Agreements. The amounts set forth in the table assume that the executive would have executed our standard release in connection with any termination without cause or termination following a change-in-control.
(2)	The terms of our 2016 Stock Incentive Plan provide for (a) continued pro-rata vesting of certain of the participant’s RSUs, RSAs and PSAs, as applicable, and continued pro-rata vesting of certain of the participant’s stock options upon retirement under certain circumstances, and (b) accelerated vesting of a participant’s stock options and certain of a participant’s RSUs, RSAs and PSAs, as applicable, if the participant dies during employment.
(3)	Pursuant to the Severance and Change in Control Plan for Officers (“Severance Plan”), (i) in the event of a termination without cause not preceded by a change-in-control within 2 years, the prorated portion of an equity award based on elapsed time between the grant date and the termination date will continue to vest pursuant to the original time-vesting schedule (and are not accelerated) and are subject to the satisfaction of any performance measures that had not been met prior to the date of the termination, with the remaining portion of such unvested awards forfeited, and (ii) in the event of termination without cause, or good reason resignation, within 2 years following a qualified change-in-control, vesting of all unvested equity awards will be immediately accelerated at target level, irrespective of any actual performance.
(4)	Pursuant to the Severance Plan, in the event of a termination without cause not preceded by a change-in-control within 2 years, the prorated portion of an annual performance-based cash award based on elapsed time between the beginning of the calendar year and the termination date will be payable subject to the satisfaction of any performance measures that had not been met prior to the date of the termination. In addition, pursuant to the Severance Plan, in the event of a termination following change-in-control, the prorated portion of an annual performance-based cash award is based on elapsed time between the beginning of the calendar year and the termination date and is based on the target amount of the award. For the purposes of the table above, the performance-based bonus payable upon termination without cause was based on full year service in 2016 and reflects the non-equity incentive plan compensation for 2016 set forth in “—2016 Summary Compensation Table” above.
(5)	Under the terms of the EDIP, upon a participant’s death the unvested portion of the employer contributions that have been credited to the participant’s EDIP account would immediately vest.

Employment Agreements

Named Executive Officer Proprietary Interest Agreements

We maintain an agreement with each of our NEOs under which the executive is subject to certain covenants designed to protect our proprietary interests (the “Proprietary Interest Agreement”). During and after the executive’s employment, the executive is prohibited from disclosing or improperly using any of our confidential information, subject to certain customary exceptions, and from making any disparaging comments about our company. During the executive’s employment with us and for one year (two years with respect to subsection (c) below) after such employment ends, the agreement prohibits the executive from directly or indirectly (a) competing with us; (b) selling to or soliciting purchases from our customers and prospective customers with respect to products and services about which the executive has particular knowledge or expertise, (c) hiring or soliciting any of our current or recent employees, or otherwise assisting or encouraging any of our employees to leave; (d) interfering with our vendor relationships; or (e) developing competing products or services. The executive also agrees that with limited exceptions all intellectual property that the executive develops in connection with the executive’s employment belongs to our company, and assigns all rights the executive may have in any such intellectual property.

Letter Agreement with Charles E. McLaughlin

TGA Employment Services LLC (“TGA”), a subsidiary of Danaher that became part of our company in connection with the Separation, entered into a letter agreement with Mr. McLaughlin on November 16, 2015 in connection with his hiring as our Senior Vice President and Chief Financial Officer, which became effective on October 1, 2015. Pursuant to the letter agreement, Mr. McLaughlin’s employment is on an at-will basis and he is entitled to:

•	a pre-separation base salary of $415,000 and a post-separation base salary of $510,000 (subject to periodic review);

•	a pre-separation annual incentive target bonus of 50% of annual base salary and a post-separation annual incentive target bonus of 75% of annual base salary under our 2016 Executive Annual Incentive Program;

•	a recommendation to Danaher’s Compensation Committee to grant a 2016 sign-on equity award, split evenly between stock options and RSUs, with a grant date fair value of $500,000, which would vest ratably over the first five anniversaries of the date of grant (which grant was made in 2016);

•	a recommendation to Danaher’s Compensation Committee to grant an annual equity award beginning in 2016, split evenly between stock options and RSUs, with a grant date fair value of $1,500,000, which would vest ratably over the first five anniversaries of the date of grant;

•	participation in the EDIP and in the employee benefit plans that are maintained for exempt employees generally; and

•	relocation benefits under the relocation policy.

Letter Agreement with Martin Gafinowitz

TGA entered into a letter agreement with Mr. Gafinowitz on November 11, 2015 in connection with his hiring as our Senior Vice President, which became effective on January 1, 2016. Pursuant to the letter agreement, Mr. Gafinowitz’s employment is on an at-will basis and he is entitled to:

•	a base salary of $588,000 (subject to periodic review);

•	a pre-separation annual incentive target bonus of 70% of annual base salary and a post-separation annual incentive target bonus of 75% of annual base salary under our 2016 Executive Annual Incentive Program;

•	a recommendation to Danaher’s Compensation Committee to grant a 2016 sign-on equity award, split evenly between stock options and RSUs, with a grant date fair value of $700,000, which would vest ratably over the first five anniversaries of the date of grant (which grant was made in 2016);

•	a recommendation to Danaher’s Compensation Committee to grant an annual equity award beginning in 2016, split evenly between stock options and RSUs, with a grant date fair value of $1,300,000, which would vest 33% on each of the third, fourth and fifth anniversaries of the grant date; and

•	participation in the EDIP and in the employee benefit plans that are maintained for exempt employees generally.

Letter Agreement with Barbara Hulit

TGA entered into a letter agreement with Ms. Hulit on February 1, 2016 in connection with her hiring as our Senior Vice President, effective as of January 1, 2016. Pursuant to the letter agreement, Ms. Hulit’s employment is on an at-will basis and she is entitled to:

•	a base salary of $588,000 (subject to periodic review);

•	an annual incentive target bonus of 60% of annual base salary;

•	a recommendation to Danaher’s Compensation Committee to grant a 2016 sign-on equity award, split evenly between stock options and RSUs, with a grant date fair value of $650,000, which would vest ratably over the first five anniversaries of the date of grant (which grant was made in 2016);

•	a recommendation to Danaher’s Compensation Committee to grant an annual equity award beginning in 2016, split evenly between stock options and RSUs, with a grant date fair value of $1,100,000, which would vest 33% on each of the third, fourth and fifth anniversaries of the grant date; and

•	participation in the EDIP and in the employee benefit plans that are maintained for exempt employees generally.

Letter Agreement with Peter Underwood

TGA entered into a letter agreement with Mr. Underwood on April 2, 2016 in connection with his hiring as our Senior Vice President and General Counsel, which became effective on May 10, 2016. Pursuant to the letter agreement, Mr. Underwood’s employment is on an at-will basis and he is entitled to:

•	a base salary of $500,000 (subject to periodic review);

•	an annual incentive target bonus of 70% of annual base salary;

•	a recommendation to Danaher’s Compensation Committee to grant a 2016 sign-on equity award, split evenly between stock options and RSUs, with a grant date fair value of $1,100,000, which would vest ratably over the first three anniversaries of the date of grant (which grant was made in 2016);

•	a recommendation to Danaher’s Compensation Committee to grant an annual equity award beginning in 2016, split evenly between stock options and RSUs, with a grant date fair value of $900,000, which would vest ratably over the first five anniversaries of the date of grant;

•	a sign-on bonus of $250,000;

•	relocation benefits under the relocation policy; and

•	participation in the EDIP and in the employee benefit plans that are maintained for exempt employees generally.

Officers’ and Directors’ Indemnification and Insurance

Our Certificate of Incorporation requires us to indemnify to the full extent authorized or permitted by law any person made, or threatened to be made a party to any action or proceeding by reason of his or her service as a director or officer of our company, or by reason of serving at our request as a director or officer of any other entity, subject to certain exceptions. Our Bylaws provide for similar indemnification rights. In addition, each of our directors and executive officers has entered into an indemnification agreement with us that provides for substantially similar indemnification rights and under which we have agreed to pay expenses in advance of the final disposition of any such indemnifiable proceeding. We also have obtained directors and officers liability insurance covering all of our directors and officers.

Employee Benefit Plans

Following is a description of the material terms of the equity compensation, cash incentive compensation, non-qualified deferred compensation and severance pay plans in which our NEOs are eligible to participate following the Separation. Copies of these plans have been filed as exhibits to our filings with the SEC.

Each of these plans allows the plan administrator to exercise certain discretion in the administration of the plan, and as a result the plan administrator may administer the plan in a different manner from period to period, or in a different manner with respect to different plan participants, in each case to the extent permitted under the applicable plan.

2016 Stock Incentive Plan

General. Our Compensation Committee (the “Administrator”) administers our 2016 Stock Incentive Plan (the “Stock Plan”). The following awards may be granted under the Stock Plan: stock options, SARs, restricted stock, RSUs, other stock-based awards (including PSUs) and conversion awards, as such terms are defined in the Stock Plan (collectively, all such awards are referred to as “awards”).

Shares Available; Award Limits. A total of 23 million shares of our common stock have been reserved for issuance under the Stock Plan. In the case of any award intended to comply with Section 162(m), in any calendar year, no individual who is likely to be subject to Section 162(m) may be granted options or SARs under the Stock Plan with respect to more than 1.5 million shares of our common stock, or other awards intended to qualify as performance-based under Section 162(m) with respect to more than 1.5 million shares of our common stock. The fair market value of awards granted under the Stock Plan during any one calendar year to any director, other than in lieu of cash compensation payable to the director for service on the Board, may not exceed five hundred thousand dollars ($500,000) in the aggregate. The foregoing limitations are subject to adjustments relating to capital adjustments as set forth in the Stock Plan.

Performance Rules. Awards under the Stock Plan may be subject to time-based and/or performance-based vesting conditions. Awards subject to performance-based vesting conditions may be designed to comply with Section 162(m). Under the Stock Plan, an award that is designed to comply with Section 162(m) must be based exclusively on one of, or a combination of, the following performance-based criteria, which may be based on our company and its subsidiaries on a group-wide basis or on the basis of subsidiary, platform, division, operating unit and/or other business unit results (subject to our Compensation Committee’s exercise of negative discretion): earnings per share (on a fully diluted or other basis); stock price targets or stock price maintenance; total shareholder return; return on capital, return on invested capital or return on equity; pretax or after tax net income; working capital; earnings before interest and taxes; earnings before interest, taxes, depreciation, and amortization (EBITDA); operating income; free cash flow; cash flow; revenue or core revenue (core revenue may also be referred to as “revenue from existing businesses” or “organic revenue”); gross profit margin, operating profit margin, gross or operating margin improvement or core operating margin improvement; and/or strategic business criteria, consisting of one or more objectives based on meeting specified revenue, market penetration, market share or geographic business expansion goals, cost targets, or objective goals relating to acquisitions or divestitures. The Administrator may express each performance objective in absolute and/or relative terms or ratios, based on or using comparisons with internal targets, past performance of our company (including the past performance of one or more subsidiaries, platforms, divisions, operating units and/or other business units) and/or the past or current performance of unrelated companies. Without limiting the above, in the case of earnings-based measures, performance objectives may use comparisons relating to capital (including, but not limited to, the cost of capital), cash flow, free cash flow, shareholder’s equity, shares outstanding, assets and/or net assets.

For awards subject to Section 162(m), the measures used in setting performance goals are, to the extent applicable, determined in accordance with GAAP and in a manner consistent with the methods used in our audited financial statements, but without regard to (1) unusual or infrequently occurring items in accordance with GAAP, (2) the impact of any change in accounting principles that occurs during the performance period (or that occurred during any period that the performance period is being compared to) and the cumulative effect thereof (the Administrator may (as specified by the Administrator within the Applicable Period (defined below)) either apply the changed accounting principle to all periods referenced in the award, or exclude the changed accounting principle from all periods referenced in the award), (3) goodwill and other intangible impairment charges, (4) gains or charges associated with discontinued operations or with the obtaining or losing control of a business, (5) gains or charges related to the sale or impairment of assets, (6)(i) all transaction costs directly related to acquisitions, (ii) all restructuring charges directly related to acquisitions and incurred within two years of the acquisition date, (iii) all charges and gains arising from the resolution of acquisition-related contingent liabilities identified as of the acquisition date, and (iv) all other charges directly related to acquisitions and incurred within two years of the acquisition date, (7) the impact of any discrete income tax charges or benefits identified in the performance period (or during any period the performance period is being compared to), and (8) other objective income, expense, asset, liability and/or cash flow adjustments that may be consistent with the purposes of the performance goals set for the given performance period and are specified by our Compensation Committee no later than the earlier of the 90th day of the performance period or the date on which 25% of the performance period has been completed (the “Applicable Period”), which may include adjustments that would cause one or more of the performance objectives to be considered “non-GAAP financial measures” under rules promulgated by the SEC; provided, that with respect to the gains and charges referred to in sections (3), (4), (5), (6)(iii), (6)(iv) and (7), only gains or charges that individually or as part of a series of related items exceed $10 million in aggregate during the performance period and any period that the performance period is being compared to are excluded; and provided further, that the Administrator in its sole discretion and within the Applicable Period may determine that any or all of the carve-outs from GAAP described in subsections (1) through (7) above shall not be excluded from the measures used to determine the performance objectives for a particular period or shall be modified. In addition, any award that is intended to comply with Section 162(m) will not vest under its terms unless we have first achieved four consecutive fiscal quarters of positive net income during the period between the grant date and the tenth anniversary of the grant date and the Administrator has certified that such performance has been met. The Administrator will certify whether performance objectives are attained, and its determination will be final and conclusive. The Administrator may also use discretion to lower (but not increase) the benefits received under an award that are otherwise earned upon satisfaction of the applicable performance objectives.

Retirement and Other Terminations of Employment. Except in certain countries where different terms apply and subject to certain terms and conditions set forth in the Stock Plan or the applicable award agreement, in general and subject in all cases to the term of the award:

•	upon retiring after reaching age 65, (1) a participant’s unvested options continue to vest and, together with any options that are vested as of the retirement date, remain outstanding and (once vested) may be exercised until the fifth anniversary of the retirement date and (2) any RSUs or restricted shares that are unvested as of the retirement date will be forfeited without consideration; and

•	upon retiring after reaching age 55 and completing ten years of service, (1) the participant’s unvested options continue to vest and, together with any options that are vested as of the retirement date, remain outstanding and (once vested) may be exercised until the fifth anniversary of the retirement date, (2) RSUs or restricted shares that are unvested as of the retirement date and that would have vested upon continued service through the fifth anniversary of the retirement date will vest as of the retirement date and (3) with respect to performance-based RSUs or restricted shares scheduled to vest through the fifth anniversary of the retirement date will vest and, where the performance period for such awards has not expired as of the retirement date, the awards will be settled at the end of the performance period based on our performance over the performance period.

Upon terminations of employment other than retirement, unless the Administrator determines otherwise any options or SARs that are vested as of a participant’s termination of employment (including any options or SARs the vesting of which accelerates as a result of the participant’s death) will remain exercisable until the earlier of the expiration of the award’s term or (1) 12 months after termination, if the termination results from the participant’s death or disability, (2) the time of termination, if the participant’s employment is terminated for gross misconduct, or (3) 90 days following the termination date, in all other non-retirement situations. The Administrator has the discretion to determine whether and when a termination of employment has occurred. If an award survives for any period of time following termination of employment, it will nonetheless terminate as of the date that the participant violates any post-employment covenant between us and the participant. In addition, upon termination of a participant’s employment or service due to death (1) all unvested stock options granted under the Stock Plan will be forfeited, (2) the vesting of a pro rata portion of his or her outstanding RSUs is accelerated as of the date of death, and (3) with respect to PSUs as to which the death occurs prior to conclusion of the performance period, the participant’s estate receives a pro rata portion of the target number of shares underlying the PSUs.

Corporate Changes. As defined in the Stock Plan, a substantial corporate change includes the consummation of (i) our dissolution or liquidation; (ii) a merger, consolidation, or reorganization in which we are not the surviving entity (unless our voting securities outstanding prior to such event continue to represent more than 50% of the voting securities of the surviving entity); (iii) the sale of all or substantially all of our assets to another person or entity; or (iv) any transaction approved by the Board (including a merger or reorganization in which we survive) that results in any person or entity (other than any of our affiliates as defined in Rule 144(a)(1) under the Securities Act) owning 100% of the combined voting power of all classes of our stock. Upon a substantial corporate change, the Stock Plan and any forfeitable portions of the awards will terminate unless provision is made for the assumption or substitution of the outstanding awards. Unless the Board determines otherwise, if any award would otherwise terminate upon a substantial corporate change, the Administrator will either (i) provide holders of options and SARs with a right, at such time before the consummation of the transaction as the Board designates, to exercise any unexercised portion of an option or SAR, whether or not previously exercisable, or (ii) cancel each award after payment of an amount in cash, cash equivalents or successor equity interests substantially equal to the fair market value of the underlying shares of our common stock under the transaction minus, for any options or SARs, the exercise price for the shares covered by the option or SAR.

Amendment or Termination. The Board may amend, suspend or terminate the Stock Plan. However, no amendment may be effected without approval of our shareholders to the extent such approval is required under applicable law or any applicable stock exchange rule. Except as required by law or upon a dissolution, liquidation, merger or similar corporate change, the Administrator may not amend or cancel the Stock Plan or any award made under the Stock Plan without the written consent of the participant if such action would materially adversely affect any outstanding award, provided however, that the Board reserves the right to unilaterally alter or modify the Stock Plan and any awards made thereunder to ensure all awards provided to participants who are U.S. taxpayers are made in such a manner that either qualifies for exemption from or complies with Code Section 409A. In addition, all awards granted under the Stock Plan are subject to our recoupment policy as it exists from time to time, if and to the extent the policy applies according to its terms as well as any recoupment terms required by applicable law. Unless the Board extends the Stock Plan’s term, the Administrator may not grant Awards under the Stock Plan after the tenth anniversary of the date on which the Stock Plan becomes effective.

2016 Executive Incentive Compensation Plan

Our 2016 Executive Incentive Compensation Plan (the “Cash Incentive Plan”) governs non-equity incentive compensation awards granted to our executive officers. Each year, our Compensation Committee is expected to establish the performance goals and related terms and conditions of awards under the Cash Incentive Plan no later than the earlier of the 90th day of the performance period, or the date on which 25% of the performance period has been completed (the “applicable period”). For any single performance period, the award amount payable to a participant for the performance period equals the lesser of (1) ten million dollars ($10,000,000) (prorated for any performance period of less than twelve months) or (2) the amount earned pursuant to the performance goals and other award terms and conditions set by our Compensation Committee for the participant for the performance period, subject to any further negative discretion adjustments (up to and including elimination of the award) as our Compensation Committee may determine. The performance goals are based on any one of, or a combination of, the performance-based criteria described in the Cash Incentive Plan, which are the same as the Stock Plan performance criteria described in “—Stock Incentive Plan.” The measures used in setting performance goals are, to the extent applicable, determined in accordance with GAAP and in a manner consistent with the methods used in our audited financial statements, but without regard to any of the GAAP carve-outs described in the Cash Incentive Plan (which are the same as the Stock Incentive Plan GAAP carve-outs described in “—Stock Incentive Plan”); provided that our Compensation Committee in its sole discretion and within the applicable period may determine that any or all of such GAAP carve-outs shall not be excluded from the measures used to determine the performance objectives for a particular period or shall be modified, and/or within the applicable period may determine to exclude other items from such measures for such performance period. Within the applicable period, our Compensation Committee may also adopt such forfeiture, proration or other rules as it deems appropriate, in its sole and absolute discretion, regarding the impact on awards of a participant’s death, disability or other events or situations deemed by our Compensation Committee to constitute an appropriate exception to attainment of any performance goal for purposes of the applicable regulations. After the end of the performance period, our Compensation Committee will certify whether the positive net income requirement has been satisfied and the extent to which the performance goals for the performance period have been attained. Any awards payable under the Cash Incentive Plan are paid in cash no later than March 15th of the calendar year following the end of the performance period.

Fortive Executive Deferred Incentive Plan

Each of our NEOs participates in the Fortive Executive Deferred Incentive Plan, or EDIP, a non-qualified, unfunded deferred compensation program for selected management associates of our company and our subsidiaries. The following is a summary of the material terms of the EDIP.

Voluntary Contributions and Company Contributions. Each EDIP participant may elect to defer into the program up to 85% of his or her salary and/or up to 85% of his or her non-equity incentive compensation with respect to a given plan year. All amounts deferred under the EDIP are unfunded and unsecured obligations of our company, receive no preferential standing and are subject to the same risks as any of our other general obligations. Notional earnings on amounts deferred under the program are credited to participant accounts based on the market rate of return of the applicable benchmark investment alternatives offered under the program, which are the same as the investment alternatives offered under our 401(k) Plan (except for a real estate mutual fund that is offered under the EDIP and not under the 401(k) Plan, and except for any investment options that may only be offered under the tax qualified 401(k) Plan). Each participant allocates the amounts he or she voluntarily defers among the available investment alternatives. Participants may change their allocations at any time, provided that any portion of a participant’s account that is subject to the Fortive common stock investment alternative must remain allocated to that investment alternative until the account is distributed to the participant. In addition, as of January 1 of each plan year (or in the case of a new participant, on a pro rata basis as of such later date during the year when the person begins participating in the EDIP), we credit to the account of each participant an amount equal to the product of:

•	the sum of the participant’s base salary and target bonus as of the end of the prior year; and

•	a percentage determined by the Administrator that is based on the participant’s years of participation in the EDIP, namely 6% for employees who have participated in the EDIP for less than 10 years, 8% after 10 years of EDIP participation and 10% after 15 years of EDIP participation. For participants who participated in the similar plan maintained by Danaher prior to the Separation, such pre-separation participation is treated as participation in the EDIP for this purpose.

The Fortive common stock investment alternative applies to all amounts that we credit to a participant’s account.

Vesting. Participants are at all times fully vested in amounts they voluntarily defer into their accounts. A participant vests in the amounts that we credit to his or her account as follows:

•	If the participant has both reached age 55 and completed at least five years of service with us or our subsidiaries, the participant immediately vests 100% in each contribution.

•	If the participant does not satisfy the conditions described under the preceding bullet, the participant’s vesting percentage is 10% for each year of participation in the EDIP (after the participant has first completed five years of participation in the EDIP).

•	If a participant dies while employed by us, his or her vesting percentage equals 100%.

For purposes of determining vesting, the service of participants who were employed by Danaher prior to the Separation includes service with Danaher.

Distributions. In general, a participant may not receive a distribution of his or her vested EDIP account balance until after his or her employment with us terminates. If the Administrator determines that termination of an employee’s participation in the EDIP resulted from the employee’s gross misconduct, the Administrator may determine that the employee’s vesting percentage with respect to all employer contributions is zero. A participant that is not 100% vested in the employer contributions that have been made to his or her account receives his or her vested EDIP account balance in a lump sum six months following termination from the EDIP. A participant that is 100% vested in the employer contributions that have been made to his or her account may generally elect to receive distributions from his or her EDIP account in either a lump sum or annual installments over two, five or ten years (with payments beginning as early as immediately after termination for amounts vested as of December 31, 2004, or 6 months, 1 year or 2 years following termination, at the participant’s election, for other vested amounts). Whether a participant elects to receive distributions in a lump sum or in annual installments, he or she may elect to receive his or her distribution in cash, shares of our common stock or a combination of cash and shares of our common stock; provided that all balances subject to the Fortive common stock investment alternative must be distributed in shares of our common stock.

Severance and Change in Control Plan for Officers

Each of our executives, including our NEOs, is entitled to certain benefits under our Severance and Change in Control Plan for Officers (the “Severance Plan”) adopted on March 27, 2017. If an executive officer is terminated without “cause” or resigns for “good reason”, in either case, within 24 months following a qualified change in control, then the executive officer is entitled to the following severance payment subject to execution of our standard form of release:

COMPENSATION	CEO	OTHER NEOs
Cash Severance Payment	2 times Base Salary and Target Annual Incentive Award	1 times Base Salary and Target Annual Incentive Award

Prorated Cash Annual Incentive Award	Target Annual Incentive Award prorated for the period from the beginning of the year to the date of termination.	Same

Equity Awards	Immediate acceleration of all unvested outstanding equity awards.	Same

Health Benefits	24 months	12 months

280G Excise Tax	No tax gross up	No tax gross up

Under the Severance Plan, “change-in-control” is defined as:

•	a merger, consolidation or reorganization in which Fortive is not the surviving entity and in which the voting securities of Fortive prior to such transaction would represent 50% or less of the voting securities of the surviving entity;

•	sale of all or substantially all assets of Fortive, or

•	any transaction approved by the Board that results in any person or entity that is not an affiliate of Fortive owning 100% of Fortive’s outstanding voting securities.

If an executive officer is terminated without cause in any other circumstances, then the executive officer is entitled to the following severance payment subject to execution of our standard form of release:

COMPENSATION	CEO	OTHER NEOs
Cash Severance Payment	2 times Base Salary	1 times Base Salary

Prorated Cash Annual Incentive Award	Payment based on actual performance against performance targets and prorated for the period from the beginning of the year to the date of termination.	Same

Prorated Equity Awards	• Based on actual performance against performance targets; • Subject to original time-vesting, and • Prorated for the period from the date of grant to the date of termination.	Same

Health Benefits	24 months	12 months

DIRECTOR COMPENSATION

Summary of Director Compensation

Each of our non-management directors receives the following compensation:

•	An annual cash retainer of $100,000, paid in four, equal installments following each quarter of service.

•	If a director attends more than 20 Board and Board committee meetings in aggregate during a calendar year, a cash meeting fee of $2,000 for each Board and committee meeting attended during such year in excess of such threshold, paid in aggregate following completion of such year.

•	An annual equity award with a target award value of $140,000, divided equally between options and RSUs. The options will be fully vested as of the grant date. The RSUs will vest upon the earlier of (1) the first anniversary of the grant date, or (2) the date of, and immediately prior to, the next annual meeting of our shareholders following the grant date, but the underlying shares are not issued until the earlier of the director’s death or the first day of the seventh month following the director’s retirement from the Board.

•	Reimbursement for out-of-pocket expenses, including travel expenses, related to the director’s service on the Board.

In addition, the Board chair receives an annual cash retainer of $92,500 and an annual equity award with a target value of $92,500 (divided equally between options and RSUs, as described above), the chair of the Audit Committee receives an annual cash retainer of $20,000 and the chair of each of the Compensation Committee and Nominating and Governance Committee receives an annual cash retainer of $15,000, with all cash retainers paid in four, equal installments following each quarter of service.

Our Board has also adopted stock ownership requirements for non-management directors. Under the requirements, each non-management director (within five years of his or her initial election or appointment) is required to beneficially own shares of our common stock with a market value of at least five times his or her annual cash retainer. Once a director has acquired a number of shares that satisfies such ownership multiple, such number of shares then becomes such director’s minimum ownership requirement (even if his or her retainer increases or the fair market value of such shares subsequently declines). Under the policy, beneficial ownership includes RSUs and restricted shares held by the director and shares in which the director or his or her spouse or child has a direct or indirect interest, but does not include shares subject to unexercised stock options. In addition, our Board has adopted a policy that prohibits any director or executive officer from pledging as security under any obligation any shares of our common stock that he or she directly or indirectly owns and controls (other than shares that were issued in the Separation as a dividend on shares of Danaher common stock that were already pledged as of February 21, 2013), and provides that pledged shares of our common stock do not count toward our stock ownership requirements. We have also adopted a policy that prohibits our directors and employees from engaging in any transactions involving a derivative of our securities, including hedging transactions.

Director Summary Compensation Table

The table below summarizes the compensation paid to the non-management directors for the year ended December 31, 2016. Mr. Lico is a member of the Board but does not receive any additional compensation for services provided as a director.

NAME	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS ($) (1)(2)	OPTION AWARDS ($) (1)(2)	TOTAL ($)
Feroz Dewan	$50,000	$69,281	$64,553	$183,834
Kate D. Mitchell	$57,500	$69,281	$64,553	$191,334
Mitchell P. Rales	$50,000	$69,281	$64,553	$183,834
Steven M. Rales	$50,000	$69,281	$64,553	$183,834
Israel Ruiz	$67,500	$69,281	$64,553	$201,334
Alan G. Spoon	$96,250	$114,911	$107,242	$318,403

(1)	The amounts reflected in these columns represent the aggregate grant date fair value of the applicable award computed in accordance with FASB ASC Topic 718. With respect to stock awards, the grant date fair value under FASB ASC Topic 718 is calculated based on the number of shares of Common Stock underlying the award, times the closing price of a share of our common stock on the date of grant. With respect to stock options, the grant date fair value under FASB ASC Topic 718 has been calculated using the Black-Scholes option pricing model, based on the following assumptions (and assuming no forfeitures): an 8 year option life, a risk-free interest rate of 1.25%; a stock price volatility rate of 27%; and a dividend yield of 0.58% per share.
(2)	The table below sets forth as to each non-management director the aggregate number of unvested RSUs and aggregate number of stock options outstanding as of December 31, 2016. All of the stock options set forth in the table below are fully vested. The RSUs set forth in the table below vest in accordance with the terms described above.

NAME	AGGREGATE NUMBER OF FORTIVE STOCK OPTIONS OWNED AS OF DECEMBER 31, 2016	AGGREGATE NUMBER OF UNVESTED FORTIVE RSUs OWNED AS OF DECEMBER 31, 2016
Feroz Dewan	4,340	1,450
Kate D. Mitchell	4,340	1,450
Mitchell P. Rales	4,340	1,450
Steven M. Rales	4,340	1,450
Israel Ruiz	4,340	1,450
Alan G. Spoon	7,210	2,405

DESCRIPTION OF MATERIAL INDEBTEDNESS

Credit Facilities

On June 16, 2016, we entered into a credit agreement with a syndicate of banks that provides for:

•	a three-year $500 million Term Facility that expires on June 16, 2019, of which we borrowed the entire $500 million available under this facility, and

•	a five-year $1.5 billion Revolving Credit Facility (together with the Term Facility, the “Credit Agreement”) that expires on June 16, 2021.

The Revolving Credit Facility is subject to a one year extension option at our request and with the consent of the lenders. The Credit Agreement also contains an option permitting us to request an increase in the amounts available under the Credit Agreement of up to an aggregate additional $500 million.

Borrowings under the Credit Agreement (other than bid loans under the Revolving Credit Facility) bear interest at a rate equal (at our option) to either (1) a LIBOR-based rate (the “LIBOR-Based Rate”), or (2) the highest of (a) the Federal funds rate plus 1/2 of 1%, (b) the prime rate and (c) the LIBOR-Based Rate plus 1%, plus in each case a margin that varies according to our long-term debt credit rating. We are obligated to pay an annual facility fee for the Revolving Credit Facility of between 9.0 and 25.0 basis points varying according to our long-term debt credit rating.

The Credit Agreement requires us to maintain a consolidated net leverage ratio of debt to Consolidated EBITDA (as defined in the Credit Agreement) of less than 3.50 to 1.00 and a consolidated interest coverage ratio of Consolidated EBITDA (as defined in the Credit Agreement) to interest expense of greater than 3.50 to 1.00 as of the end of any fiscal quarter. The Credit Agreement also contains customary representations, warranties, conditions precedent, events of default, indemnities and affirmative and negative covenants. As of March 31, 2017, we were in compliance with all covenants under the Credit Agreement and had no borrowings outstanding under the Revolving Credit Facility.

We borrowed the entire $500 million of variable rate loans under the Term Facility. As of March 31, 2017 borrowings under the Term Facility bear an interest rate of 2.10% per annum. During the period of 2016 in which the Term Facility was outstanding, the annual effective rate was 1.72%. The term loan is pre-payable at our option, and re-borrowing is not permitted once the term loan is repaid.

Commercial Paper Programs

We generally satisfy any short-term liquidity needs that are not met through operating cash flows and available cash primarily through issuances of commercial paper under our U.S. dollar and Euro-denominated commercial paper programs (together, the “Commercial Paper Programs”). Under these programs, we may issue unsecured, short-term promissory notes with maturities not exceeding 397 and 183 days, respectively. Interest expense on the notes is paid at maturity and is generally based on our credit ratings at the time of issuance and prevailing short-term interest rates.

As of March 31, 2017, $118 million of commercial paper was outstanding under the U.S. dollar-denominated commercial paper program with a weighted average annual interest rate of 1.29% and a weighted average remaining maturity of approximately 7 days. As of March 31, 2017, $160 million of commercial paper was outstanding under the Euro-denominated commercial paper program with a weighted average annual interest rate of (0.04)% and a weighted average remaining maturity of approximately 37 days.

Credit support for the Commercial Paper Programs is provided by the Revolving Credit Facility. The availability of the Revolving Credit Facility as a standby liquidity facility to repay maturing commercial paper is an important factor in maintaining the Commercial Paper Programs’ existing credit ratings. We expect to limit any borrowings under the Revolving Credit Facility to amounts that would leave sufficient credit available under the facility to allow us to borrow, if needed, to repay all of the outstanding commercial paper as it matures.

Our ability to access the commercial paper market, and the related costs of these borrowings, is affected by the strength of our credit rating and market conditions. Any downgrade in our credit rating would increase the cost of borrowing under our commercial paper programs and the Credit Agreement, and could limit or preclude our ability to issue commercial paper. If our access to the commercial paper market is adversely affected due to a downgrade, change in market conditions or otherwise, we would expect to rely on a combination of available cash, operating cash flow and the Credit Agreement to provide short-term funding. In such event, the cost of borrowings under the Credit Agreement could be higher than the historic cost of commercial paper borrowings.

We classified our borrowings outstanding under the Commercial Paper Programs as of March 31, 2017 as long-term debt in the accompanying Consolidated and Combined Balance Sheets as we had the intent and ability, as supported by availability under the Revolving Credit Facility referenced above, to refinance these borrowings for at least one year from the balance sheet date.

DESCRIPTION OF THE EXCHANGE OFFER

Purpose of the Exchange Offer

On June 20, 2016, Fortive issued $300,000,000 aggregate principal amount of Old 2019 Notes, $750,000,000 aggregate principal amount of Old 2021 Notes, $900,000,000 aggregate principal amount of Old 2026 Notes and $550,000,000 aggregate principal amount of Old 2046 Notes in the United States only to qualified institutional buyers under Rule 144A under the Securities Act and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act. Also on June 20, 2016, Fortive entered a registration rights agreement (the “Registration Rights Agreement”) with the initial purchasers of the Old Notes with respect to the Old Notes.

Upon the effectiveness of the registration statement of which this prospectus is a part, Fortive will offer the New Notes in exchange for the Old Notes.

Registration Rights Agreement

In the Registration Rights Agreement, Fortive agreed for the benefit of the holders of the Notes to use commercially reasonable efforts to:

(1)	file a registration statement on an appropriate registration form with respect to a registered offer to exchange each series of Old Notes for New Notes, with terms substantially identical in all material respects to such series of Old Notes (except that the New Notes would not contain terms with respect to transfer restrictions or any increase in annual interest rate under the circumstances described below);

(2)	cause the registration statement to be declared effective under the Securities Act; and

(3)	complete the registered exchange offer within 420 days after the closing date of the sale of the Notes to the initial purchasers, which occurred on June 20, 2016 (the “Initial Closing Date”).

In the event that Fortive determines that a registered exchange offer is not available or may not be completed as soon as practicable after the last date for acceptance of Old Notes for exchange because it would violate any applicable law or applicable interpretations of the staff of the SEC or, if for any reason the exchange offer is not for any other reason completed within 420 days after the Initial Closing Date, or, in certain circumstances, any initial purchaser so requests in connection with any offer or sale of Old Notes, Fortive will use commercially reasonable efforts to file and to have become effective a shelf registration statement relating to resales of the Old Notes and to keep that shelf registration statement effective until the date that the Old Notes cease to be “registrable securities” as described below. Fortive will, in the event of such a shelf registration, provide to each participating holder of Old Notes copies of a prospectus, notify each participating holder of Old Notes when the shelf registration statement has become effective and take certain other actions to permit resales of the Old Notes. A holder of registrable securities that sells Old Notes under the shelf registration statement generally will be required to make certain representations to Fortive, to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder of registrable securities (including certain indemnification obligations). Holders of registrable securities will also be required to suspend their use of the prospectus included in the shelf registration statement under specified circumstances upon receipt of notice from Fortive.

If a “registration default” (as defined below) occurs with respect to a series of registrable securities and remains uncured, then additional interest shall accrue on the principal amount of the Old Notes of such series that are registrable securities at a rate of 0.25% per annum (which rate will be increased by an additional 0.25% per annum for each subsequent 90-day period that such additional interest continues to accrue). The additional interest will cease to accrue when all registration defaults are cured. A “registration default” occurs if (1) Fortive has not exchanged New Notes for all Old Notes validly tendered in accordance with the terms of the exchange offer on or prior to the 420th day after the Initial Closing Date or, if a shelf registration statement is required and is not declared effective, on or prior to the 420th day after the Initial Closing Date or (2) if applicable, a shelf registration statement covering resales of the Old Notes has been declared effective and such shelf registration statement ceases to be effective or the prospectus contained therein ceases to be usable for resales of registrable securities (a) on more than two occasions of at least 30 consecutive days during the required effectiveness period or (b) at any time in any 12-month period during the required effectiveness period, and such failure to remain effective or be usable exists for more than 90 days (whether or not consecutive) in any 12-month period. A registration default is cured with respect to a series of Old Notes, and additional interest ceases to accrue on any registrable securities of a series of Old Notes, when the exchange offer is completed or the shelf registration statement is declared effective or the prospectus again becomes usable, as applicable, or such Old Notes cease to be “registrable securities.”

The Registration Rights Agreement defines “registrable securities” initially to mean the Old Notes, and provides that the Old Notes will cease to be registrable securities upon the earliest to occur of the following: (1) when a registration statement with respect to such Old Notes has become effective and such Old Notes have been exchanged or disposed of pursuant to such registration statement, (2) when such Old Notes cease to be outstanding, or (3) the date that is two years from the Initial Closing Date.

Upon the effectiveness of the registration statement of which this prospectus is a part, we will offer the New Notes in exchange for the Old Notes. We filed a copy of the Registration Rights Agreement as an exhibit incorporated by reference into the registration statement.

Resale of the New Notes

We are making the exchange offer in reliance on the position of the staff of the SEC as set forth in interpretive letters addressed to other parties in other transactions. For further information on the SEC’s position, see Exxon Capital Holdings Corporation, available May 13, 1988, Morgan Stanley & Co. Incorporated, available June 5, 1991, Mary Kay Cosmetics, Inc., available June 5, 1991, and Shearman & Sterling, available July 2, 1993, and other interpretive letters to similar effect. We have not sought our own interpretive letter, however, and we cannot assure you that the staff would make a similar determination with respect to the exchange offer as it has in interpretive letters to other parties. Based on these interpretations by the staff, we believe that the New Notes issued under the exchange offer may be offered for resale, resold or otherwise transferred by you, without further compliance with the registration and prospectus delivery provisions of the Securities Act, so long as you:

(1)	are acquiring the New Notes in the ordinary course of your business;

(2)	have no arrangement or understanding with any person or entity to participate in the distribution (within the meaning of the Securities Act) of the New Notes in violation of the Securities Act;

(3)	are not an “affiliate” of ours, within the meaning of Rule 405 of the Securities Act; and

(4)	(a) if you are not a broker-dealer, are not engaged in, and do not intend to engage in, the distribution of the New Notes; or (b) if you are a broker-dealer that will receive the New Notes for your own account in exchange for the Old Notes that were acquired as a result of market-making or other trading activities, that you will deliver a prospectus (or, to the extent permitted by law, make available a prospectus to purchasers) in connection with any resale of such New Notes. See “Plan of Distribution.”

By tendering the Old Notes in exchange for New Notes, you will be required to represent to us that each of the above statements applies to you. If you are participating in or intend to participate in, a distribution of the New Notes, or have any arrangement or understanding with any person or entity to participate in a distribution of the New Notes to be acquired in this exchange offer, you may be deemed to have received restricted securities and may not rely on the applicable interpretations of the staff of the SEC. If you are so deemed, you will have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where the Old Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus (or, to the extent permitted by law, make a prospectus available to purchasers) in connection with any resale of the New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of New Notes received in exchange for Old Notes which the broker-dealer acquired as a result of market-making or other trading activities. See “Plan of Distribution.”

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of Old Notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and the letter of transmittal, we will accept any and all Old Notes validly tendered and not withdrawn prior to the expiration date (as defined below). We will issue a like amount of New 2019 Notes in exchange for Old 2019 Notes validly tendered and accepted pursuant to the exchange offer. We will issue a like amount of New 2021 Notes in exchange for Old 2021 Notes validly tendered and accepted pursuant to the exchange offer. We will issue a like amount of New 2026 Notes in exchange for Old 2026 Notes validly tendered and accepted pursuant to the exchange offer. We will issue a like amount of New 2046 Notes in exchange for Old 2046 Notes validly tendered and accepted pursuant to the exchange offer.

We will not pay any accrued and unpaid interest on the Old Notes that we acquire in the exchange offer. All unpaid interest accrued on Old Notes from the most recent date to which interest has been paid on each series of Old Notes will be treated as having accrued on the corresponding series of New Notes that are issued in exchange for such Old Notes.

Tendering holders of Old Notes must tender Old Notes in minimum denominations of $2,000, and integral multiples of $1,000 in excess thereof. New Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The terms of each series of the New Notes are substantially identical in all material respects to the terms of the corresponding series of Old Notes, except that:

(1)	we have registered the New Notes under the Securities Act and therefore these New Notes will not bear legends restricting their transfer, and

(2)	specified rights under the registration rights agreement, including the provisions providing for payment of additional interest in specified circumstances relating to the exchange offer, will be eliminated for all the Notes.

The New Notes will evidence the same debt as the Old Notes. The New Notes will be issued under the same Indenture (as defined in “Description of Notes”) and will be entitled to the same benefits under that Indenture as the Old Notes being exchanged. As of the date of this prospectus, $300,000,000 aggregate principal amount of Old 2019 Notes are outstanding, $750,000,000 aggregate principal amount of Old 2021 Notes are outstanding, $900,000,000 aggregate principal amount of Old 2026 Notes are outstanding and $550,000,000 aggregate principal amount of Old 2046 Notes are outstanding. Old Notes accepted for exchange will be retired and cancelled and not reissued.

Except as described under “Description of Notes—Exchange of Global Notes for Certificated Notes,” we will issue the New Notes in the form of one or more global notes registered in the name of DTC or its nominee, and each beneficial owner’s interest in a global note will be transferable in book-entry form through DTC.

We will conduct the exchange offer in accordance with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC thereunder.

We will be considered to have accepted validly tendered Old Notes if and when we have given oral or written notice to that effect to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the New Notes from us.

If we do not accept any tendered Old Notes for exchange because of an invalid tender, the occurrence of the other events described in this prospectus or otherwise, we will return these Old Notes, without expense, to the tendering holder promptly after the expiration date of the exchange offer.

Holders who tender Old Notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on exchange of Old Notes in connection with the exchange offer. We will pay all charges and expenses, other than certain applicable taxes in certain circumstances, in connection with the exchange offer. See “—Other Fees and Expenses” and “—Transfer Taxes.”

If we successfully complete the exchange offer, any Old Notes which holders do not tender or which we do not accept in the exchange offer will remain outstanding and continue to accrue interest. The holders of Old Notes after the exchange offer in general will not have further rights under the registration rights agreement, including registration rights and any rights to additional interest. Holders wishing to transfer the Old Notes would have to rely on exemptions from the registration requirements of the Securities Act.

Expiration Date; Extensions; Amendments; Termination

For purposes of the exchange offer, the term “expiration date” means 5:00 p.m., New York City time, on June 14, 2017, subject to our right to extend that time and date in our sole discretion, in which case the expiration date means the latest time and date to which the exchange offer is extended. We do not currently intend to extend the expiration date.

We reserve the right, in our sole discretion, by giving oral or written notice to the exchange agent, to:

•	extend the exchange offer;

•	terminate the exchange offer if a condition to our obligation to exchange Old Notes for New Notes is not satisfied or waived on or prior to the expiration date; and

•	amend the exchange offer.

If the exchange offer is amended in a manner that we reasonably determine constitutes a material change, we will extend the exchange offer for a period of at least five business days if the exchange offer would otherwise have expired during that period.

We will notify holders of the Old Notes of any extension, amendment or termination of the exchange offer by press release or other public announcement. We will announce any extension of the expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date. We will disclose in such public announcement the number of Old Notes tendered as of the date of the announcement. We have no other obligation to publish, advertise or otherwise communicate any information about any extension, amendment or termination.

Settlement Date

We will deliver the New Notes on the settlement date, which will be promptly after the expiration date of the exchange offer. We will not be obligated to deliver New Notes unless the exchange offer is consummated.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the exchange offer if at any time before the expiration of the exchange offer, we reasonably determine (i) that the exchange offer violates applicable law or any applicable interpretation of the staff of the SEC or (ii) an action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency relating to the exchange offer which might reasonably be expected to impair our ability to proceed with the exchange offer.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination made by us concerning an event, development or circumstance described or referred to above will be conclusive and binding.

If any of the foregoing conditions are not satisfied, we may, at any time on or prior to the expiration date:

•	terminate the exchange offer and return all tendered Old Notes to the respective tendering holders;

•	modify, extend or otherwise amend the exchange offer and retain all tendered Old Notes until the expiration date, as extended, subject, however, to the withdrawal rights of holders; or

•	to the extent lawful, waive the unsatisfied conditions with respect to the exchange offer and accept all Old Notes tendered and not previously validly withdrawn.

In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for those Old Notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or with respect to the qualification of the indenture governing the New Notes under the Trust Indenture Act of 1939, as amended.

Effect of Tender

Any tender by a holder, and our subsequent acceptance of that tender, of Old Notes will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the exchange offer described in this prospectus and in the letter of transmittal. The acceptance of the exchange offer by a tendering holder of Old Notes will constitute the agreement by that holder to deliver good and marketable title to the tendered Old Notes, free and clear of any and all liens, restrictions, charges, pledges, security interests, encumbrances or rights of any kind of third parties.

Letter of Transmittal; Representations and Warranties of Holders of Old Notes

Upon agreement to the terms of the letter of transmittal, a holder, or the beneficial holder of Old Notes on behalf of which the holder has tendered, will, subject to that holder’s ability to withdraw its tender, and subject to the terms and conditions of the exchange offer generally, exchange, assign and transfer to us all right, title and interest in and to such Old Notes tendered for exchange.

In addition, by tendering Old Notes in the exchange offer, each holder of Old Notes will represent, warrant and agree, among other things, that (i) any New Notes received by it will be acquired in the ordinary course of business of the holder; (ii) the holder does not have an arrangement or understanding with any person or entity to participate in the distribution (within the meaning of the federal securities laws) of the New Notes; (iii) the holder is not an “affiliate,” as defined in Rule 405 under the Securities Act, of Fortive Corporation; (iv)(a) if the holder is not a broker-dealer, the holder is not engaged in, and does not intend to engage in, the distribution (within the meaning of the federal securities laws) of the New Notes or (b) if the holder is a broker-dealer that will receive New Notes for its own account in exchange for Old Notes, the holder acquired those Old Notes as a result of market-making activities or other trading activities and it will deliver this prospectus, as required by law, in connection with any resale of the New Notes (provided, however, that by acknowledging that it will deliver, and by delivering, this prospectus, the holder will not be deemed to admit that it is an underwriter within the meaning of the Securities Act); and (v) the holder is not acting on behalf of any person or entity who could not truthfully make the statements set forth in (i) through (iv) above.

The representations, warranties and agreements of a holder tendering Old Notes will be deemed to be repeated and reconfirmed on and as of the expiration date and the settlement date of the exchange offer.

Absence of Dissenters’ Rights

Holders of the Old Notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

Acceptance of Old Notes for Exchange and Delivery of New Notes

On the settlement date, New Notes to be issued in exchange for Old Notes in the exchange offer, if consummated, will be delivered in book-entry form.

We will be deemed to accept validly tendered Old Notes that have not been validly withdrawn as provided in this prospectus when, and if, we give oral or written notice of acceptance to the exchange agent. Subject to the terms and conditions of the exchange offer, delivery of the New Notes will be made by the exchange agent on the settlement date following receipt of that notice. The exchange agent will act as agent for tendering holders of Old Notes for the purpose of receiving Old Notes and transmitting New Notes as of the settlement date. If any tendered Old Notes are not accepted for any reason described in the terms and conditions of the exchange offer, such unaccepted Old Notes will be returned without expense to the tendering holders promptly after the expiration or termination of the exchange offer.

Procedures for Tendering

To participate in the exchange offer, you must properly tender your Old Notes to the exchange agent as described below. We will only issue New Notes in exchange for Old Notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the Old Notes, and you should follow carefully the instructions on how to tender your Old Notes. It is your responsibility to properly tender your Old Notes. We have the right to waive any defects. However, we are not required to waive defects, and neither we nor the exchange agent is required to notify you of defects in your tender.

If you have any questions or need help in exchanging your Old Notes, please contact the exchange agent at the address or telephone numbers set forth below.

We have confirmed with DTC that the Old Notes may be tendered using DTC’s Automated Tender Offer Program, or ATOP, to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. The exchange agent will establish an account with DTC for purposes of the exchange offer promptly after the commencement of the exchange offer, and DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their Old Notes to the exchange agent using the

ATOP procedures. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender Old Notes and that the participant agrees to be bound by the terms of the letter of transmittal.

By using the ATOP procedures to exchange Old Notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it.

If an agent’s message is not delivered through ATOP, or if for any reason physical certificates representing the Old Notes have been issued to you and you are delivering such certificates for exchange, you must deliver an executed letter of transmittal to the exchange agent at the address set forth below under the caption “Exchange Agent.”

Guaranteed Delivery Procedures

If you wish to tender your Old Notes and:

•	your Old Notes are not immediately available;

•	you are unable to deliver your Old Notes, the letter of transmittal or any other document that you are required to deliver to the exchange agent prior to the expiration date; or

•	you cannot complete the procedures for delivery by book-entry transfer prior to the expiration date;

you may tender your Old Notes according to the guaranteed delivery procedures described in the letter of transmittal. Those procedures require that:

•	tender must be made by or through an eligible institution;

•	prior to the expiration date, the exchange agent must receive from the holder and the eligible institution a properly completed and duly executed notice of guaranteed delivery by mail or hand delivery setting forth the name and address of the holder, the certificate number or numbers of the tendered Old Notes and the principal amount of tendered Old Notes, stating that the tender is being made thereby and guaranteeing that, prior to 5:00 p.m., New York City time, within three business days after the expiration date, the tendered Old Notes, a properly completed and duly executed letter of transmittal (or a facsimile thereof or, in the case of a book-entry transfer using ATOP, an agent’s message in lieu thereof) and any other required documents will be deposited by the eligible institution with the exchange agent; and

•	a properly completed and executed letter of transmittal (or a facsimile thereof or, in the case of a book-entry transfer using ATOP, an agent’s message in lieu thereof), any other required documents and the tendered Old Notes in proper form for transfer or confirmation of a book-entry transfer of such Old Notes into the exchange agent’s account at DTC must be received by the exchange agent prior to 5:00 p.m., New York City time, within three business days after the expiration date.

Any holder who wishes to tender Old Notes pursuant to the guaranteed delivery procedures must ensure that the exchange agent receives the notice of guaranteed delivery relating to such Old Notes before the expiration date.

Determinations Under the Exchange Offer

We will reasonably determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered Old Notes and withdrawal of tendered Old Notes. Our determination will be final and binding. We reserve the right to reject any Old Notes not properly tendered or any Old Notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular Old Notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of Old Notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Old Notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed made until such defects or irregularities have been cured or waived. Any Old Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder promptly after the expiration date of the exchange.

When We Will Issue New Notes

In all cases, we will issue New Notes for Old Notes that we have accepted for exchange under the exchange offer only after the exchange agent receives, prior to the expiration date:

•	Either physical certificates representing the Old Notes or a book-entry confirmation of such number of Old Notes into the exchange agent’s account at DTC; and

•	A properly transmitted agent’s message or properly completed notice of guaranteed delivery and all other required documents; or

•	If an agent’s message is not delivered through ATOP, or if physical certificates representing the Old Notes are being delivered for exchange, a properly completed and duly executed letter of transmittal.

Return of Old Notes Not Accepted or Exchanged

If we do not accept any tendered Old Notes for exchange or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged Old Notes will be returned without expense to their tendering holder. Such non-exchanged Old Notes tendered by the book-entry transfer procedures described above will be credited to an account maintained with DTC. These actions will occur promptly after the expiration or termination of the exchange offer.

Participating Broker-Dealers

Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where those Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those New Notes. See “Plan of Distribution.”

Withdrawal of Tenders

Tenders of Old Notes may be withdrawn at any time prior to the expiration date.

For a withdrawal to be effective, you must comply with the appropriate ATOP procedures or send a written notice of withdrawal to the exchange agent at the address set forth below under the caption “Exchange Agent.” Any notice of withdrawal made pursuant to ATOP procedures must specify the name and number of the account at DTC to be credited with withdrawn Old Notes and otherwise comply with the ATOP procedures. Any written notice of withdrawal submitted outside of ATOP procedures must specify the name of the person who tendered the outstanding Notes to be withdrawn, identify the outstanding Notes to be withdrawn, including the principal amount of such outstanding Notes and, where certificates for outstanding Notes are transmitted, specify the name in which outstanding Notes are registered, if different from that of the withdrawing holder. If certificates for outstanding Notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless such holder is an eligible institution.

We will reasonably determine all questions as to the validity, form, eligibility and time of receipt of a notice of withdrawal. Our determination will be final and binding on all parties. We will deem any Old Notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any Old Notes that have been tendered for exchange using ATOP procedures but that are not exchanged for any reason will be credited to an account maintained with DTC for the Old Notes. This return or crediting will take place promptly after withdrawal, rejection of tender, expiration or termination of the exchange offer. Any certificates representing outstanding Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder of those outstanding Notes without cost to the holder. You may retender properly withdrawn Old Notes by following the procedures described under “—Procedures for Tendering” above at any time prior to the expiration date.

Exchange Agent

The Bank of New York Mellon Trust Company, N.A. has been appointed as the exchange agent for the exchange offer. All correspondence in connection with the exchange offer should be sent or delivered by each holder of Old Notes, or a beneficial owner’s commercial bank, broker, dealer, trust company or other nominee, to the exchange agent at:

By Overnight Courier, Registered / Certified Mail and by Hand:

The Bank of New York Mellon Trust Company, N.A.

Corporate Trust - Reorg

111 Sanders Creek Parkway

East Syracuse, NY 13057

Attn: Eric Herr

1.800% Senior Notes due 2019

2.350% Senior Notes due 2021

3.150% Senior Notes due 2026

4.300% Senior Notes due 2046

To Confirm by Telephone:

(315) 414-3362

By Facsimile Transmission

(for eligible institutions only):

(732) 667-9408

Attn: Eric Herr

Questions concerning tender procedures and requests for additional copies of this prospectus or the letter of transmittal should be directed to the exchange agent at the address, telephone numbers or fax number listed above. Holders of Old Notes may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning the exchange offer. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

Announcements

We may make any announcement required pursuant to the terms of this prospectus or required by the Exchange Act or the rules promulgated thereunder through a reasonable press release or other public announcement in our sole discretion.

Other Fees and Expenses

We will bear the expenses of soliciting tenders of the Old Notes. The principal solicitation is being made by mail. Additional solicitations may, however, be made by e-mail, facsimile transmission, telephone or in person by the exchange agent, as well as by our officers and other employees and those of our affiliates.

We have not retained any dealer-manager in connection with this exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

Tendering holders of Old Notes will not be required to pay any fee or commission to the exchange agent. If, however, a tendering holder handles the transaction through its commercial bank, broker, dealer, trust company or other institution, that holder may be required to pay brokerage fees or commissions.

Accounting Treatment

We will record the New Notes in our accounting records at the same carrying value as the Old Notes. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer, other than the recognition of the fees and expenses of the offering as stated under ‘‘—Other Fees and Expenses.”

Transfer Taxes

Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those Old Notes.

Consequences of Failure to Exchange

Holders of Old Notes who do not exchange their Old Notes for New Notes under this exchange offer will remain subject to the restrictions on transfer applicable in the Old Notes (i) as set forth in the legend printed on the Old Notes as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws and (ii) otherwise as set forth in the prospectus distributed in connection with the private offering of the Old Notes.

Any Old Notes not tendered by their holders in exchange for New Notes in this exchange offer will not retain any rights under the Registration Rights Agreement (except in certain limited circumstances). See “—Registration Rights Agreement.”

In general, you may not offer or sell the Old Notes unless they are registered under the Securities Act, or if the offer or sale is exempt from the registration requirements of the Securities Act and applicable state securities laws. We do not intend to register resales of the Old Notes under the Securities Act. Based on interpretations of the SEC staff, New Notes issued pursuant to this exchange offer may be offered for resale, resold or otherwise transferred by their holders (other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the New Notes in the ordinary course of business and the holders are not engaged in, have no arrangement with any person to participate in, and do not intend to engage in, any public distribution of the New Notes to be acquired in this exchange offer. Any holder who tenders in this exchange offer and is engaged in, has an arrangement with any person to participate in, or intends to engage in, any public distribution of the New Notes (i) may not rely on the applicable interpretations of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Other

Participation in this exchange offer is voluntary, and you should carefully consider whether to participate. You are urged to consult your financial and tax advisors in making your own decision as to what action to take.

DESCRIPTION OF NOTES

The Old Notes were issued on June 20, 2016 in private offerings in the United States only to qualified institutional buyers under Rule 144A under the Securities Act and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act.

In the exchange offer, we will issue up to $300,000,000 aggregate principal amount of New 2019 Notes, up to $750,000,000 aggregate principal amount of New 2021 Notes, up to $900,000,000 aggregate principal amount of New 2026 Notes and up to $550,000,000 aggregate principal amount of New 2046 Notes. The New Notes will be issued under an indenture dated June 20, 2016 between Fortive and The Bank of New York Mellon Trust Company, N.A, as trustee (the “Indenture”), under which the Old Notes were also issued. The following statements relating to the Notes, and the Indenture are summaries of certain provisions thereof and are subject to the detailed provisions of the forms of Notes and the Indenture, to which reference is hereby made, including the definitions of certain terms therein and those terms made part thereof by the Trust Indenture Act. You may request a copy of the Indenture and the forms of Notes from the Company as described under “Where You Can Find More Information.” Unless the context otherwise indicates, in this “Description of Notes” section, the terms “we,” “our,” “us,” “the Company” and “Fortive” refer to Fortive Corporation only and not to any of its subsidiaries and all references to Danaher mean Danaher Corporation only. In addition, the term “separation and distribution” means the separation of Fortive from Danaher and the distribution of all of Fortive’s issued and outstanding shares of common stock to the holders of Danaher common stock.

The New Notes of each series will be treated as a single class with any Old Notes of such series that remain outstanding after the completion of the exchange offer. If the exchange offer is consummated, holders of Old Notes who do not exchange their Old Notes for New Notes will vote together with the holders of the applicable series of New Notes for all relevant purposes under the Indenture. In that regard, the Indenture requires that certain actions by the holders under the Indenture (including acceleration after an Event of Default) must be taken, and certain rights must be exercised, by holders of specified minimum percentages of the aggregate principal amount of all outstanding Notes of the applicable series issued under the Indenture. In determining whether holders of the requisite percentage of aggregate principal amount of a series of Notes have given any notice, consent or waiver or taken any other action permitted under the Indenture, any Old Notes of such series that remain outstanding after the exchange offer will be aggregated with the New Notes of such series, and the holders of these Old Notes and New Notes will vote together as a single series for all such purposes. Accordingly, all references in this Description of Notes to specified percentages in aggregate principal amount of a series of the outstanding Notes mean, at any time after the exchange offer for the Old Notes is consummated, such percentage in aggregate principal amount of such Old Notes and the New Notes of the applicable series then outstanding. The term “Notes,” as used in this Description of Notes, refers to both the Old Notes and the New Notes.

General

The Old Notes are, and the New Notes will be, our general unsecured obligations and will rank:

•	without preference or priority among themselves and equally in right of payment with our existing and any future unsecured and unsubordinated indebtedness;

•	senior in right of payment to any of our existing and future indebtedness that is subordinated to the Notes;

•	effectively subordinated to any of our existing and future secured indebtedness to the extent of the assets securing such indebtedness; and

•	structurally subordinated to all existing and any future indebtedness and any other liabilities of our subsidiaries.

The New Notes will mature on June 15, 2019, in the case of the New 2019 Notes, June 15, 2021, in the case of the New 2021 Notes, June 15, 2026, in the case of the New 2026 Notes, and June 15, 2046, in the case of the New 2046 Notes.

We will issue the New Notes of each series in fully registered book-entry form in denominations of $2,000 and integral multiples of $1,000 in excess thereof. We do not intend to apply for the listing of the New Notes on a national securities exchange.

Fortive derives substantially all of its operating income from, and holds substantially all of its assets through, its subsidiaries. Fortive depends on distributions of cash flow and earnings from its subsidiaries in order to meet its payment obligations under the Notes and its other debt obligations. These subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on the Notes, or to provide Fortive with funds for its payment obligations with respect thereto, whether by dividends, distributions, loans or otherwise. As a result, the Notes are structurally subordinated to the liabilities of Fortive’s subsidiaries, including trade payables. In addition, provisions of applicable law, such as those limiting the payment of dividends, could limit the ability of Fortive’s subsidiaries to make payments or other distributions to it, and Fortive’s subsidiaries could agree to contractual restrictions on their ability to pay dividends or make payments or other distributions to Fortive. The consolidated indebtedness of Fortive and its subsidiaries, as of March 31, 2017, was approximately $3.3 billion. In addition, as of March 31, 2017, Fortive’s Revolving Credit Facility and Commercial Paper Programs provided it with additional borrowing capacity of approximately $1.2 billion as described in “Description of Material Indebtedness.”

Except as provided below under “Certain Covenants of Fortive—Limitation on Secured Debt,” the Indenture does not limit the amount of debt that Fortive may issue under the Indenture, nor the amount of other debt or securities that Fortive or any of its subsidiaries may issue. Fortive may issue debt securities under the Indenture from time to time in one or more series, each in an amount authorized prior to issuance. Other than the restrictions contained in the Indenture on secured debt and sale/leaseback transactions described below under “Certain Covenants of Fortive,” and the restrictions described below under “Consolidation, Merger and Sale of Assets,” the Indenture does not contain any covenants or other provisions designed to protect holders of the debt securities in the event Fortive participates in a highly leveraged transaction. In addition, the Indenture does not limit Fortive’s ability to guarantee any indebtedness of its subsidiaries or any other person.

Except as provided below, the New Notes will not be subject to redemption, repurchase or repayment at the option of any holder thereof, upon the occurrence of any particular circumstances or otherwise.

Interest

The New 2019 Notes will bear interest at 1.800% per annum, the New 2021 Notes will bear interest at 2.350% per annum, the New 2026 Notes will bear interest at 3.150% per annum and the New 2046 Notes will bear interest at 4.300% per annum, in each case from the immediately preceding interest payment date to which interest has been paid or duly provided for on the applicable series of Old Notes. Interest on each series of Notes is payable semi-annually in arrears on June 15 and December 15 (each, an “Interest Payment Date”). Interest on an Interest Payment Date will be paid to the persons, or “holders,” in whose names the applicable series of Notes is registered on the security register at the close of business on the regular record date. The regular record date for each series of Notes will be the June 1 and December 1, whether or not a business day, immediately preceding the related Interest Payment Date. Interest on each series of Notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

If any Interest Payment Date, the maturity date or earlier date of redemption for the New Notes falls on a day that is not a business day (as defined below), the required payment will be made on the next business day and no interest will accrue or otherwise accumulate on the amount so payable for the period from and after such Interest Payment Date, maturity date or date of redemption, as the case may be.

For purposes of the Notes, “business day” means any day other than a Saturday or Sunday, which is not a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Further Issues

We may from time to time, without notice to, or the consent of, the registered holders of a series of Notes, create and issue additional Notes of such series ranking equally and ratably with the Notes of such series and having the same terms and conditions as such series of Notes in all respects (or in all respects except for the issue date, issue price and, to the extent applicable, the payment of interest accruing prior to the issue date of such additional Notes or the first payment of interest following the issue date of such additional Notes), so that such additional Notes of such series will be consolidated and form a single series with the Notes of such series and will have the same terms as to status, redemption or otherwise as the Notes of such series, provided that if such additional Notes are not fungible with the original Notes of such series for U.S. federal income tax purposes, such additional Notes will have separate CUSIP numbers.

No Guarantees

The Notes are not guaranteed by any subsidiary of Fortive or by Danaher.

Prior to the distribution, each series of Old Notes was initially guaranteed on an unsecured, unsubordinated basis by Danaher (Danaher’s guarantee of each such series, a “Danaher Guarantee”). Pursuant to the guarantee agreement, dated June 20, 2016, between Danaher and the Trustee (the “Guarantee Agreement”), Danaher unconditionally guaranteed to each holder of Notes and the Trustee, on an unsecured, unsubordinated basis, the full and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of the principal of, premium, if any, and interest on each series of Old Notes.

Each Danaher Guarantee was automatically and unconditionally terminated and released, without any action on the part of the Trustee, any holder of the Notes or any other person, upon the distribution by Danaher to its shareholders of 100% of the outstanding shares of Fortive’s common stock (provided that fractional shares that shareholders of Danaher would otherwise have been entitled to receive were aggregated into whole shares and sold in the public market by Danaher’s distribution agent, and provided further that certain benefit plans held or sponsored by Danaher may hold shares of Danaher and as a result may have received certain shares of Fortive).

Danaher no longer has any obligation with respect to the Old Notes, and Danaher will not have any obligation with respect to the New Notes.

No Special Mandatory Redemption

If we had not completed the separation and distribution by September 30, 2016 (the “Outside Date”), the Indenture would have required that we redeem all of the Old Notes then outstanding (the “Special Mandatory Redemption”) at a redemption price equal to 101% of the aggregate principal amount of Old Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Because the separation and distribution occurred on July 2, 2016, the Special Mandatory Redemption is no longer applicable to the Old Notes and will not be applicable to the New Notes.

Optional Redemption

At any time prior to June 15, 2019 (the maturity date of the 2019 Notes), in the case of the 2019 Notes, at any time prior to May 15, 2021 (one month prior to the maturity date of the 2021 Notes (the “2021 Notes Par

Call Date”)), in the case of the 2021 Notes, at any time prior to March 15, 2026 (three months prior to the maturity date of the 2026 Notes (the “2026 Notes Par Call Date”)), in the case of the 2026 Notes, and at any time prior to December 15, 2045 (six months prior to the maturity date of the 2046 Notes (the “2046 Notes Par Call Date” and, collectively with the 2021 Notes Par Call Date and the 2026 Notes Par Call Date, each a “Par Call Date”)), in the case of the 2046 Notes, we will have the right, at our option, to redeem the applicable series of Notes, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes of such series to be redeemed, and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined below) of principal and interest on such series of Notes to be redeemed (not including any portion of such payments of interest that will be accrued and unpaid as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate (as defined below) plus 15 basis points in the case of the 2019 Notes, plus 20 basis points in the case of the 2021 Notes, plus 25 basis points in the case of the 2026 Notes and plus 30 basis points in the case of the 2046 Notes, plus in each case accrued and unpaid interest, if any, on the principal amount of Notes of such series being redeemed to, but excluding, the date of redemption.

In addition, on or after the 2021 Notes Par Call Date, in the case of the 2021 Notes, the 2026 Notes Par Call Date, in the case of the 2026 Notes, and the 2046 Notes Par Call Date, in the case of the 2046 Notes, we will have the right, at our option, to redeem the applicable series of Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes of such series to be redeemed, plus accrued and unpaid interest, if any, on the principal amount being redeemed to the date of redemption.

Notwithstanding the foregoing, installments of interest on the 2019 Notes, the 2021 Notes, the 2026 Notes and the 2046 Notes that are due and payable on Interest Payment Dates falling on or prior to a redemption date will be payable on the Interest Payment Date to the registered holders as of the close of business on the corresponding record date according to such Notes and the Indenture.

As used in this section, the following terms have the meanings provided below:

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the Notes of a series to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes of such series.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if we obtain fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations, or (iii) if only one Reference Treasury Dealer Quotation is received, such quotation.

“Quotation Agent” means the Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means (i) Barclays Capital Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. LLC (or their respective affiliates that are Primary Treasury Dealers) and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in the United States of America (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to each series of Notes to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption, and, in the case of the 2021 Notes, the 2026 Notes and the 2046 Notes, calculated as if the maturity date of such Notes was the Par Call Date applicable to such Notes; provided, however, that, if such redemption date is not an Interest Payment Date with respect to the Notes of such series, the amount of the next succeeding scheduled interest payment thereon will be deemed to be reduced by the amount of interest accrued thereon to such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (or interpolated yield to maturity on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed (or sent electronically in accordance with applicable depositary procedures) at least 30 days but not more than 60 days before the redemption date to each registered holder of the applicable series of Notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the series of Notes or portions thereof called for redemption. If less than all of the Notes of any series is to be redeemed, the Notes of such series to be redeemed shall be selected by the Trustee by such method the Trustee deems to be fair and appropriate in accordance with depositary procedures applicable to the Trustee, if any.

Events of Default

The Indenture defines an event of default with respect to any series of Notes as being, among other things:

1)	failure to pay interest on that series of Notes for 30 days past the applicable due date;

2)	failure to pay principal of, or premium, if any, on that series of Notes when due (whether at maturity, upon acceleration, redemption or otherwise);

3)	failure to perform, or breach of, any other covenant, agreement or warranty for the benefit of the holders of that series of Notes, other than a covenant, agreement or warranty a default in whose performance or breach is dealt with elsewhere in the Indenture, which continues for 90 days after written notice from the Trustee or holders of 25% of the outstanding principal amount of Notes of that series;

4)	(a) failure to pay principal of, premium on, if any, or interest, if any, under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any indebtedness for money borrowed by Fortive or any subsidiary of Fortive (or the payment of which is guaranteed by Fortive or any subsidiary of Fortive), other than any such indebtedness for borrowed money owed to Fortive or any wholly-owned subsidiary of Fortive, whether such indebtedness or guarantee now exists, or is created after the date of the Indenture prior to the expiration of the grace period provided in such indebtedness (a “Payment Default”); or

(b)	acceleration of such indebtedness prior to its stated maturity, and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $80.0 million or more; or

5)	specified events relating to the bankruptcy, insolvency or reorganization of Fortive.

The Trustee is required to give holders of the particular series of Notes written notice of a default with respect to that series of Notes as provided by the Trust Indenture Act. In the case of any default of the character described in clause (3) of the immediately preceding paragraph, no such notice to holders must be given until at least 60 days after the occurrence of that default.

An event of default with respect to one series of Notes is not necessarily an event of default for another series.

If there is an event of default with respect to a series of Notes, which continues for the requisite amount of time, either the Trustee or holders of at least 25% of the aggregate principal amount outstanding of Notes of that series may declare the principal amount of such series of Notes to be due and payable immediately, except that if an event of default occurs due to bankruptcy, insolvency or reorganization of Fortive as provided in Indenture, then the principal of and interest on such series of Notes shall become due and payable immediately without any act by the Trustee or any holder of that series of Notes. However, at any time after an acceleration with respect to a series of Notes has occurred, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of the outstanding principal amount of Notes of that series may, under certain circumstances, rescind and annul such acceleration.

The holders of a majority in aggregate principal amount outstanding of a series of Notes may, on behalf of the holders of the Notes of that series, waive any past default or event of default and its consequences for that series, except (1) a default in the payment of the principal, premium, or interest with respect to Notes of that series or (2) a default with respect to a provision of the Indenture that cannot be amended without the consent of each holder affected by the amendment. In case of a waiver of a default, that default shall cease to exist, and any event of default arising from that default shall be deemed to have been cured for all purposes. The holders of a majority in aggregate principal amount outstanding of a series of Notes may also, on behalf of the holders of the Notes of that series, waive, with respect to that series, our compliance with certain restrictive covenants in the Indenture.

If an event of default specified in clause (4) above occurs, such event of default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders, if within 20 days after such event of default arose,

(x)	the indebtedness or guarantee that is the basis for such event of default has been discharged, or

(y)	the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such event of default, or

(z)	if the default that is the basis for such event of default has been cured or is no longer continuing.

If any event which is, or after notice or lapse of time or both would become, an event of default (collectively referred to in this paragraph as a default) occurs and is continuing with respect to a series of Notes and if it is known to any specified responsible officer of the Trustee, the Trustee will mail to each holder of such Notes of that series notice of such default within 90 days after it occurs or, if later, after the Trustee obtains knowledge of such default. Except in the case of default in the payment of principal, premium, or interest with respect to Notes of that series the Trustee may withhold such notice if and so long as the corporate trust committee or a committee of specified responsible officers of the Trustee in good faith determines that withholding the notice is in the interests of the holders of such Notes of that series.

A holder of any series of Notes may institute a suit against us for enforcement of such holder’s rights under the Indenture, for the appointment of a receiver or trustee, or for any other remedy only if the following conditions are satisfied:

•	the holder gives the Trustee written notice of a continuing event of default with respect to the Notes of the series held by that holder;

•	holders of at least 25% of the aggregate principal amount of the outstanding principal amount of Notes of that series make a request, in writing, and offer indemnity reasonably satisfactory to the Trustee for the Trustee to institute the requested proceeding;

•	the Trustee does not receive direction contrary to the holder’s request from holders of a majority in aggregate principal amount outstanding of that series of Notes within 60 days following such notice, request and offer of indemnity under the terms of the Indenture; and

•	the Trustee does not institute the requested proceeding within 60 days following such notice.

The Indenture requires us to annually deliver to the Trustee a statement as to performance of our obligations under the Indenture and as to any defaults.

A default in the payment of the Notes, or a default with respect to the Notes that causes them to be accelerated, may give rise to a cross-default under our other indebtedness and also within 30 days of the occurrence of any defaults known to us.

Certain Covenants of Fortive

Certain defined terms used in the Indenture that are important to understanding the covenants of Fortive described herein are provided below under “—Certain Definitions.”

Limitation on Secured Debt

We will not, and will not permit any Subsidiary (as defined below) to, create, assume, or guarantee any Secured Debt (as defined below) without making effective provision for securing the Notes equally and ratably with such Secured Debt. This covenant does not apply to debt secured by:

•	purchase money mortgages created to secure payment for the acquisition or construction of any property including, but not limited to, any indebtedness incurred by us or a Subsidiary prior to, at the time of, or within 18 months after the later of the acquisition, the completion of construction (including any improvements on an existing property) or the commencement of commercial operation of such property, which indebtedness is incurred for the purpose of financing all or any part of the purchase price of such property or construction or improvements on such property;

•	mortgages, pledges, liens, security interest or encumbrances (collectively referred to as security interests) on property, or any conditional sales agreement or any title retention with respect to property, existing at the time of acquisition thereof, whether or not assumed by us or a Subsidiary;

•	security interests on property or shares of capital stock or indebtedness of any corporation or firm existing at the time such corporation or firm becomes a Subsidiary;

•	security interests in property or shares of capital stock or indebtedness of a corporation existing at the time such corporation is merged into or consolidated with us or a Subsidiary or at the time of a sale, lease, or other disposition of the properties of a corporation or firm as an entirety or substantially as an entirety to us or a Subsidiary, provided that no such security interests shall extend to any other Principal Property (as defined below) of ours or such Subsidiary prior to such acquisition or to other Principal Property thereafter acquired other than additions or improvements to the acquired property;

•	security interests on our property or property of a Subsidiary in favor of the United States of America or any state thereof, or in favor of any other country, or any department, agency, instrumentality or political subdivision thereof (including, without limitation, security interests to secure indebtedness of the pollution control or industrial revenue type) in order to permit us or any Subsidiary to perform a contract or to secure indebtedness incurred for the purpose of financing all or any part of the purchase price for the cost of constructing or improving the property subject to such security interests or which is required by law or regulation as a condition to the transaction of any business or the exercise of any privilege, franchise or license;

•	security interests on any property or assets of any Subsidiary to secure indebtedness owing by it to us or to another Subsidiary;

•	liens securing reimbursement obligations with respect to letters of credit related to trade payables and issued in the ordinary course of business, which liens encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

•	liens encumbering customary initial deposits and margin deposits and other liens in the ordinary course of business, in each case securing indebtedness under any interest swap obligations and currency agreements and forward contract, option, futures contracts, futures options or similar agreements or arrangements designed to protect Fortive or any of its Subsidiaries from fluctuations in interest rates or currencies; or

•	any extension, renewal or replacement, or successive extensions, renewals or replacements, in whole or in part, of any security interest referred to in the foregoing bullets.

Limitation on Sale and Leaseback Transactions

We will not, and will not permit any Subsidiary to, enter any lease longer than three years (excluding leases of newly acquired, improved or constructed property) covering any Principal Property of ours or any Subsidiary that is sold to any other person in connection with such lease (a “Sale and Leaseback Transaction”), unless either:

•	we or such Subsidiary would be entitled, without equally and ratably securing the Notes, to incur indebtedness secured by a mortgage on the Principal Property leased pursuant to any of the bullets referenced above under “—Limitation on Secured Debt,” or

•	an amount equal to the value of the Principal Property so leased is applied to the retirement, within 180 days of the effective date of such arrangement, of indebtedness for borrowed money incurred or assumed by us or a Subsidiary which is recorded as Funded Debt (as defined below) as shown on our most recent consolidated balance sheet and which in the case of such indebtedness of ours, is not subordinate and junior in right of payment to the prior payment of the Notes.

In addition, permitted sale and leaseback transactions not subject to the limitation above and the provisions described in “—Limitation on Secured Debt” above include leases between only Fortive and a wholly-owned Subsidiary of Fortive or only between wholly-owned Subsidiaries of Fortive.

Exempted Indebtedness

Notwithstanding the limitations on Secured Debt and Sale and Leaseback Transactions described above, we and any one or more Subsidiaries may, without securing the Notes, issue, assume, or guarantee Secured Debt or enter into any Sale and Leaseback Transaction which would otherwise be subject to the foregoing restrictions, provided that, after giving effect thereto, the aggregate amount of such Secured Debt then outstanding (not including Secured Debt permitted under the foregoing exceptions) and the Attributable Debt (as defined below) of Sale and Leaseback Transactions, other than Sale and Leaseback Transactions described in either bullet of the preceding paragraph, at such time does not exceed 15% of Consolidated Net Assets (as defined below).

Classification

For purposes of determining compliance with the limitation on Secured Debt and Sale and Leaseback Transactions, (a) a lien securing an item of Secured Debt need not be permitted solely by reference to one category (or portion thereof) described above, but may be permitted in part under any combination thereof and (b) in the event that a lien securing an item of Secured Debt (or any portion thereof) meets the criteria of one or more of the categories (or portions thereof), we may, in our sole discretion, divide, classify or reclassify, or later divide, classify, or reclassify, such lien securing such item of Secured Debt (or any portion thereof) in any manner that complies (based on circumstances existing at the time of such division, classification or reclassification) with the limitation on Secured Debt and Sale and Leaseback Transactions.

Certain Definitions

The term “Attributable Debt,” in respect of a Sale and Leaseback Transaction, means, as of any particular time, the present value (discounted at the rate of interest implicit in the lease involved in such Sale and Leaseback Transaction, as determined in good faith by us) of the obligation of the lessee thereunder for rental payments (excluding, however, any amounts required to be paid by such lessee, whether or not designated as rent or additional rent, on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges) during the remaining term of such lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

The term “Consolidated Assets” means the aggregate of all assets of us and our Subsidiaries (including the value of all existing Sale and Leaseback Transactions and any assets resulting from the capitalization of other long-term lease obligations in accordance with GAAP, appearing on the most recent available consolidated balance sheet of us and our Subsidiaries at their net book values, after deducting related depreciation, amortization and other valuation reserves, all prepared in accordance with GAAP.

The term “Consolidated Current Liabilities” means the aggregate of the current liabilities of us and our Subsidiaries appearing on the most recent available consolidated balance sheet of us and our Subsidiaries, all in accordance with GAAP (excluding current maturities of long-term debt and obligations under capital leases).

The term “Consolidated Net Assets” means Consolidated Assets after deduction of Consolidated Current Liabilities.

The term “Funded Debt” means all indebtedness for money borrowed having a maturity of more than twelve months from the date of the most recent consolidated balance sheet of us and our Subsidiaries or renewable and extendable beyond twelve months at the option of the borrower and all obligations in respect of lease rentals which under GAAP would be shown on our consolidated balance sheet as a liability item other than a current liability; provided, however, that Funded Debt shall not include any of the foregoing to the extent that such indebtedness or obligations are not required by GAAP to be shown on our balance sheet; provided further, however, that if any operating lease would be recharacterized as a capital lease due to changes in the accounting treatment of such operating leases under GAAP since the date of the Indenture, then solely with respect to the accounting treatment of any such lease, GAAP shall be interpreted as it was in effect on the date of the Indenture.

The term “Principal Property” means any manufacturing plant, warehouse, office building or single parcel of real property (including fixtures but excluding leases and other contract rights which might otherwise be deemed real property) owned by us or any Subsidiary and located in the United States, whether owned on the date of the Indenture or thereafter, provided each such plant, warehouse, office building or parcel of real property has a gross book value (without deduction for any depreciation reserves) at the date as of which the determination is being made of in excess of two percent of the Consolidated Net Assets of us and our Subsidiaries, other than any such plant, warehouse, office building or parcel of real property or portion thereof which, in the opinion of our board of directors (evidenced by a certified board resolution delivered to the trustee), is not of material importance to the business conducted by us and our Subsidiaries taken as a whole.

The term “Secured Debt” means indebtedness for borrowed money and any Funded Debt which, in each case, is secured by a security interest in:

•	any Principal Property, or

•	any shares of capital stock or indebtedness of any Subsidiary that owns a Principal Property.

The term “Subsidiary” means any corporation or other entity (including, without limitation, partnerships, joint ventures and associations) of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power for the election of directors of such corporation or other entity (irrespective of whether or not at the time the stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any such contingency) is at the time directly or indirectly owned by Fortive, or by one or more Subsidiaries of Fortive, or by Fortive and one or more other Subsidiaries.

Consolidation, Merger and Sale of Assets

The Indenture prohibits us from consolidating with or merging into another business entity, or conveying, transferring or leasing our properties and assets substantially as an entirety to any business entity, unless:

•	the surviving or acquiring entity is a U.S. corporation, limited liability company, partnership or trust, and it expressly assumes our obligations with respect to the Notes by executing a supplemental indenture;

•	immediately after giving effect to the transaction, no event of default, or event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing; and

•	we have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the Indenture and all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Modification and Waiver

We and the Trustee may enter into supplemental indentures for the purpose of modifying or amending the Indenture with the consent of holders of at least a majority in aggregate principal amount of each series of Notes affected. However, the consent of all of the holders of each series of Notes that are affected thereby is required for any of the following modifications or amendments, among others:

•	to reduce the percentage in principal amount of Notes of any series whose holders must consent to a supplemental indenture, or consent to any waiver of compliance with certain provisions of the Indenture, or consent to certain defaults under the Indenture, in each case as provided for in the Indenture;

•	to reduce the rate of, or change the stated maturity of any installment of, interest on any series of Notes;

•	to reduce the principal of or change the stated maturity of principal of, or any installment of principal of or interest on, any series of Notes;

•	to reduce the premium payable upon the redemption of any series of Notes;

•	to provide for the issuance of additional Notes;

•	to make any series of Notes, or any premium or interest thereon, payable in a currency other than that stated in that series of Notes;

•	to change any place of payment where any series of Notes or any premium or interest thereon is payable;

•	to impair the right to bring a lawsuit for the enforcement of any payment on or after the stated maturity of any series of Notes (or in the case of redemption, on or after the date fixed for redemption);

•	to modify the provisions of the Indenture with respect to subordination of debt securities in a manner adverse to any registered holder of any series of Notes; or

•	generally, to modify any of the above provisions of the Indenture or any provisions providing for the waiver of past defaults or waiver of compliance with certain covenants, except to increase the percentage in principal amount of Notes of any series whose holders must consent to an amendment or waiver, as applicable, or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each series of Notes affected by the modification or waiver.

In addition, we and the Trustee may enter into supplemental indentures for the purpose of modifying or amending the Indenture without the consent of the holders of debt securities for one or more of the following purposes:

•	to evidence that another person has become our successor and that the successor assumes our covenants, agreements, and obligations in the Indenture and in the Notes;

•	to surrender any of our rights or powers under the Indenture, or to add to our covenants further covenants for the protection of the holders of all or any series of Notes;

•	to add any additional events of default for the benefit of the holders of all or any series Notes;

•	to cure any ambiguity, to correct any mistake, to correct or supplement any provision in the Indenture that may be defective or inconsistent with any other provision in the Indenture, or to make other provisions in regard to matters or questions arising under the Indenture;

•	to conform any provision in the Indenture to this “Description of Notes;”

•	to secure the Notes; or

•	to evidence and provide for the acceptance of appointment by a successor or separate trustee with respect to the Notes of one or more series and to add to or change any of the provisions of the Indenture as necessary to provide for the administration of the Indenture by more than one trustee.

Change of Control Triggering Event

If a change of control triggering event occurs, unless, with respect to any series of Notes, we have exercised our option to redeem such series of Notes as described above, we will be required to make an offer (the “change of control offer”) to each holder of each series of the Notes to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s Notes on the terms set forth in the Notes. In the change of control offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest, if any, on the Notes repurchased to the date of repurchase (the “change of control payment”). Within 30 days following any change of control triggering event or, at our option, prior to any change of control, but after public announcement of the transaction that constitutes or may constitute the change of control, a notice will be mailed to holders of each applicable series of Notes describing the transaction that constitutes or may constitute the change of control triggering event and offering to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “change of control payment date”).

The notice will, if mailed prior to the date of the consummation of the change of control, state that the offer to purchase is conditioned on the change of control triggering event occurring on or prior to the change of control payment date.

On the change of control payment date, we will, to the extent lawful:

•	accept for payment all Notes or portions of Notes properly tendered pursuant to the change of control offer;

•	deposit with the paying agent an amount equal to the change of control payment in respect of all Notes or portions of Notes properly tendered; and

•	deliver or cause to be delivered to the Trustee the Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions of Notes being repurchased.

We will not be required to make a change of control offer upon the occurrence of a change of control triggering event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and the third party repurchases all Notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any Notes if there has occurred and is continuing on the change of control payment date an event of default under the Indenture, other than a default in the payment of the change of control payment upon a change of control triggering event.

We will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a change of control triggering event. To the extent that the provisions of any such securities laws or regulations conflict with the change of control offer provisions of the Notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the change of control offer provisions of the Notes by virtue of any such conflict.

For purposes of the change of control offer provisions of the Notes, the following terms are applicable to the Old Notes and will be applicable to the New Notes:

“Change of control” means the occurrence of any of the following:

1)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is defined in Section 13(d)(3) of the Exchange Act) (other than (a) (i) prior to the separation and distribution, Danaher or one of its subsidiaries and (ii) from and after the separation and distribution, Fortive or one of its subsidiaries, (b) any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan or (c) Steven M. Rales and/or Mitchell P. Rales) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of Fortive’s voting stock or other voting stock into which its voting stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; or

2)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of Fortive’s assets and the assets of Fortive’s subsidiaries taken as a whole, to any “person” (as that term is defined in Section 13(d)(3) of the Exchange Act) (other than Fortive or one of its subsidiaries).

Notwithstanding the foregoing, (1) a transaction will not be deemed to involve a change of control if (A) Fortive becomes a direct or indirect wholly-owned subsidiary of a holding company and (B)(i) the direct or indirect holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of Fortive’s voting stock immediately prior to that transaction or (ii) immediately following that transaction no person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company and (2) a change of control will be deemed not to have occurred as a result of any change or event occurring in connection with, or as a result of, the separation and distribution, including, without limitation, any changes in the composition of the Board of Directors of Fortive.

The definition of change of control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of Fortive’s and its subsidiaries’ assets taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase such holder’s Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of Fortive’s and Fortive’s subsidiaries’ assets taken as a whole to another person or group may be uncertain.

“Change of control triggering event” means the occurrence of both a change of control and a rating event. No change of control triggering event will be deemed to have occurred in connection with any particular change of control unless and until such change of control has actually been consummated.

“Investment grade rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, and the equivalent investment grade credit rating from any additional rating agency or rating agencies selected by Fortive.

“Moody’s” means Moody’s Investors Service Inc.

“Rating agencies” means (1) each of Moody’s and S&P; and (2) if either of Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

“Rating event” means the rating on the applicable series of Notes is lowered by each of the rating agencies and such series of Notes is rated below an investment grade rating by each of the rating agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by any of the rating agencies) after the earlier of (1) the occurrence of a change of control and (2) public notice of the occurrence of a change of control or our intention to effect a change of control; provided, however, that a rating event otherwise arising by virtue of a particular reduction in rating will not be deemed to have occurred in respect of a particular change of control (and thus will not be deemed a rating event for purposes of the definition of change of control triggering event) if the rating agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at our or its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable change of control (whether or not the applicable change of control has occurred at the time of the rating event).

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc.

“Voting stock” means, with respect to any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Legal Defeasance and Covenant Defeasance

The Indenture provides that we may elect either:

•	legal defeasance, which permits us to defease and be discharged from, subject to limitations, all of our obligations with respect to the Notes of a series; or

•	covenant defeasance, which permits us to be released from our obligations to comply with certain covenants relating to the Notes of a series, including those described under “Certain Covenants of Fortive” and “Consolidation, Merger and Sale of Assets,” and the occurrence of an event described in clause (3) under “Events of Default” with respect to any such covenants will no longer be an event of default.

We may invoke legal defeasance or covenant defeasance with respect to any series of Notes only if:

•	we irrevocably deposit with the Trustee, in trust, an amount in U.S. dollars, U.S. government obligations (taking into account payment of principal and interest thereon in accordance with their terms) or a combination thereof which will provide money in an amount sufficient to pay, when due upon maturity or redemption, as the case may be, the principal of, premium, if any, and interest on the Notes of that series;

•

we deliver to the Trustee a certificate from a nationally recognized firm of independent accountants or investment bank expressing their opinion that the payments of principal, premium and interest when due on the deposited U.S. government obligations or foreign government obligations, as applicable, plus any deposited money will provide cash at such times and in such amounts as will be sufficient to pay the principal, premium, and interest when due with respect to the Notes of that series to maturity or redemption, as the case may be;

•	no event which is, or after notice or lapse of time would become, an event of default under the Indenture shall have occurred and be continuing at the time of such deposit or, with regard to any default relating to our bankruptcy, insolvency or reorganization, at any time on or prior to the 90th day after such deposit;

•	the deposit does not cause the trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all Notes under the Indenture are in default within the meaning of such Act);

•	the deposit is not a default under any other agreement binding on us;

•	such deposit will not result in the trust arising from such deposit constituting an investment company under the Investment Company Act of 1940, as amended, unless such trust is registered under, or exempt from, such Act;

•	we deliver to the Trustee an opinion of counsel to the effect that the holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance and will be subject to federal income tax in the same manner as if the defeasance had not occurred, which opinion of counsel, in the case of legal defeasance, must refer to and be based upon a published ruling of the Internal Revenue Service, a private ruling of the Internal Revenue Service addressed to us, or otherwise a change in applicable federal income tax law occurring after the date of the indenture;

•	if the securities are to be redeemed prior to the stated maturity, notice of such redemption shall have been duly given or provision for such notice satisfactory to the Trustee shall have been made; and

•	we deliver to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes of that series as contemplated by the Indenture have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and cease to be of any further effect (except as to the surviving rights of registration or exchange of Notes, as expressly provided for in the Indenture) as to all outstanding Notes of any series if:

•	we have delivered to the Trustee for cancellation all Notes of that series (with certain limited exceptions); or

•	all Notes of that series not previously delivered to the Trustee for cancellation have become due and payable, will become due and payable within one year, or are to be called for redemption within one year under arrangements satisfactory to the Trustee, and in any such case we have deposited with the Trustee as trust funds the entire amount sufficient to pay at maturity or upon redemption all of the principal, premium and interest due with respect to those Notes;

and if, in either case, we also pay or cause to be paid all other sums payable under the Indenture by us and deliver to the Trustee an officer’s certificate and opinion of counsel stating that all conditions precedent to the satisfaction and discharge of the Indenture have been complied with.

Payment and Paying Agents

Payment of interest on the Notes on any interest payment date will be made to the person in whose name the Note is registered at the close of business on the regular record date for such interest payment.

We will pay the principal of, premium, if any, and interest on the Notes either at the office of the paying agent designated by us or, if we elect, we may pay interest by mailing a check to your address as it appears on our register or by wire transfer to an account maintained by the person entitled thereto as specified in the securities register. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we are required to maintain a paying agent in each place of payment for the Notes.

All moneys paid by us to a paying agent or the Trustee, or held, for the payment of the principal of or any premium or interest on the Notes which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, or discharged from trust, and the holder of such Notes shall thereafter, as an unsecured general creditor, look only to us for payment thereof, subject to applicable escheat laws.

Book-Entry System

The New Notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The New Notes initially will be represented by notes in registered, global form without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for DTC, in New York, New York, and registered in the name of DTC’s nominee, Cede & Co., for credit to an account of a direct or indirect participant in DTC as described below. Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive notes in registered certificated form (“Certificated Notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Notes in certificated form. In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Fortive takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised Fortive that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised Fortive that, pursuant to procedures established by it:

(1)	upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2)	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. Euroclear and Clearstream will hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Clearstream Banking S.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have New Notes registered in their names, will not receive physical delivery of New Notes in certificated form and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, premium on, if any, and interest and additional interest, which might only apply if the exchange offer is not consummated, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, Fortive and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither Fortive, the Trustee nor any agent of Fortive or the Trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised Fortive that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or Fortive. Neither Fortive nor the Trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the Notes, and Fortive and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised Fortive that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an event of default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of Fortive, the Trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1)	DTC (a) notifies Fortive that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, Fortive fails to appoint a successor depositary;

(2)	Fortive, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3)	there has occurred and is continuing a default or event of default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

Fortive will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. Fortive will make all payments of principal, premium, if any, interest and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. Fortive expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised Fortive that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Concerning the Trustee

The Bank of New York Mellon Trust Company, N.A. is the trustee under the Indenture. We may maintain deposit accounts and conduct other banking transactions with the Trustee in the ordinary course of business.

Governing Law

The Indenture and the Notes are governed by and construed in accordance with the laws of the State of New York.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain U.S. federal income tax considerations related to the exchange of Old Notes for New Notes in the exchange offer. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury Regulations, administrative rulings and judicial decisions in effect as of the date of this prospectus, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the Internal Revenue Service, or the IRS, so as to result in U.S. federal income tax consequences different from those discussed below. Except where noted, this summary is limited to holders who hold their Old Notes as capital assets (generally for investment purposes). This summary does not address all aspects of U.S. federal income taxes related to the exchange of Old Notes for New Notes in the exchange offer and does not address all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as:

•	tax consequences to holders who may be subject to special tax treatment, including dealers or traders in securities or currencies, banks and other financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, pension plans, individual retirement accounts or other tax-deferred accounts and traders in securities that elect to use a mark-to-market method of accounting for their securities;

•	tax consequences to persons holding Old Notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle or other risk reduction transaction;

•	tax consequences to holders of Old Notes whose “functional currency” is not the U.S. dollar;

•	tax consequences to partnerships or other pass-through entities and their members; and

•	tax consequences to certain former citizens or residents of the United States.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Old Notes, the tax treatment of the exchange offer to a partner will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors regarding the tax consequences of the exchange offer.

This summary of U.S. federal income tax considerations is for general information only and is not tax advice for any particular investor. This summary does not address the tax considerations arising under the laws of any non-U.S., state, or local jurisdiction. This summary also does not address any U.S. federal tax consequences other than income tax, such as U.S. federal alternative minimum tax consequences, the potential application of the Medicare tax on net investment income, and any U.S. federal estate or gift tax consequences. If you are considering the purchase of Notes, you should consult your tax advisors concerning the U.S. federal income tax consequences to you in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction.

Exchange Offer

The exchange of Old Notes for New Notes will not constitute a taxable exchange. As a result, (1) a holder of Old Notes should not recognize a taxable gain or loss as a result of exchanging such holder’s Old Notes for New Notes, (2) the holding period of the New Notes received should include the holding period of the Old Notes exchanged therefor, and (3) the adjusted tax basis of the New Notes received should be the same as the adjusted tax basis of the Old Notes exchanged therefor immediately before such exchange. The United States federal income tax consequences of holding and disposing of your New Notes generally will be the same as those applicable to your Old Notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes, where such Old Notes were acquired as a result of market-making activities or other trading activities. Starting on the expiration date and ending on the close of business 180 days after the expiration date, we have agreed to make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until the date that is 180 days from the date of original issuance of the New Notes, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay the expenses incident to the exchange offer (including the expenses of one counsel for the holders of the Notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with the New Notes will be passed upon for Fortive by Wilmer Cutler Pickering Hale and Dorr LLP.

EXPERTS

Ernst & Young LLP has audited the consolidated and combined financial statements and schedule of Fortive Corporation as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016, which are included in this prospectus. These financial statements and schedule audited by Ernst & Young LLP, independent registered public accounting firm, have been included in reliance on their report given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 with respect to the issuance of the New Notes. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and about the New Notes, you should refer to the registration statement and its exhibits.

We file annual, quarterly and current reports, proxy statements and other documents with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains a website that contains reports, proxy and information statements and other information that issuers, including us, file electronically with the SEC. The public can obtain any documents that we file with the SEC, including the registration statement on Form S-4, at www.sec.gov.

We make available free of charge on our website, www.fortive.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after filing such material with, or furnishing such material to, the SEC. Fortive intends to provide these documents free of charge to any holders of Notes requesting a copy by writing to: Fortive Corporation, 6920 Seaway Blvd, Everett, WA 98203, Attention: Corporate Secretary. The information on our website is not, and shall not be deemed to be, a part of this prospectus or incorporated into any filings we make with the SEC.

To obtain timely delivery of any copies of filings requested, please write or call us no later than five business days before the expiration date of the exchange offer.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Fortive Corporation

We have audited the accompanying consolidated and combined balance sheets of Fortive Corporation and subsidiaries as of December 31, 2016 and 2015, and the related consolidated and combined statements of earnings, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. Our audits also included the financial statement schedule listed in Item 21(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated and combined financial position of Fortive Corporation and subsidiaries at December 31, 2016 and 2015, and the consolidated and combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Seattle, Washington

February 27, 2017

FORTIVE CORPORATION AND SUBSIDIARIES

CONSOLIDATED AND COMBINED BALANCE SHEETS

($ and shares in millions, except per share amounts)

	As of December 31
	2016	2015
ASSETS
Current assets:
Cash and equivalents	$803.2	$—
Accounts receivable less allowance for doubtful accounts of $47.8 million and $45.6 million, respectively	945.4	979.3
Inventories	544.6	522.9
Prepaid expenses and other current assets	195.5	91.9

Total current assets	2,488.7	1,594.1
Property, plant and equipment, net	547.6	514.8
Other assets	427.2	393.7
Goodwill	3,979.0	3,949.0
Other intangible assets, net	747.3	759.0

Total assets	$8,189.8	$7,210.6

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$666.2	$657.1
Accrued expenses and other current liabilities	800.3	666.4

Total current liabilities	1,466.5	1,323.5
Other long-term liabilities	674.3	704.6
Long-term debt	3,358.0	—
Equity:
Preferred stock: $0.01 par value, 15 million and 100 shares authorized, respectively; no shares issued or outstanding in either period	—	—
Common stock: $0.01 par value, 2.0 billion and 100 shares authorized; 346.0 million and 100 shares issued; 345.9 million and 100 shares outstanding, respectively	3.5	—
Additional paid-in capital	2,427.2	—
Retained earnings	403.0	—
Former Parent’s investment, net	—	5,193.9
Accumulated other comprehensive income (loss)	(145.8)	(14.4)

Total Fortive stockholders’ equity	2,687.9	5,179.5
Noncontrolling interests	3.1	3.0

Total stockholders’ equity	2,691.0	5,182.5

Total liabilities and stockholders’ equity	$8,189.8	$7,210.6

See the accompanying Notes to the Consolidated and Combined Financial Statements.

FORTIVE CORPORATION AND SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENTS OF EARNINGS

($ and shares in millions, except per share amounts)

	Year Ended December 31
	2016	2015	2014
Sales	$6,224.3	$6,178.8	$6,337.2
Cost of sales	(3,191.5)	(3,178.8)	(3,288.0)

Gross profit	3,032.8	3,000.0	3,049.2
Operating costs:
Selling, general and administrative expenses	(1,402.0)	(1,352.6)	(1,416.3)
Research and development expenses	(384.8)	(377.7)	(387.6)

Operating profit	1,246.0	1,269.7	1,245.3
Non-operating income (expense):
Gain on sale of product line	—	—	33.9
Interest expense	(49.0)	—	—

Earnings before income taxes	1,197.0	1,269.7	1,279.2
Income taxes	(324.7)	(405.9)	(395.8)

Net earnings	$872.3	$863.8	$883.4

Net earnings per share:
Basic	$2.52	$2.50	$2.56
Diluted	$2.51	$2.50	$2.56
Average common stock and common equivalent shares outstanding:
Basic	345.7	345.2	345.2
Diluted	347.3	345.2	345.2

See the accompanying Notes to the Consolidated and Combined Financial Statements.

FORTIVE CORPORATION AND SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME

($ in millions)

	Year Ended December 31
	2016	2015	2014
Net earnings	$872.3	$863.8	$883.4
Other comprehensive income (loss), net of income taxes:
Foreign currency translation adjustments	(123.8)	(131.7)	(154.4)
Pension adjustments	(7.6)	17.8	(18.9)

Total other comprehensive income (loss), net of income taxes	(131.4)	(113.9)	(173.3)

Comprehensive income	$740.9	$749.9	$710.1

See the accompanying Notes to the Consolidated and Combined Financial Statements.

FORTIVE CORPORATION AND SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN EQUITY

($ and shares in millions)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Former Parent’s Investment, Net	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests
	Shares	Amount
Balance, January 1, 2014	—	$—	$—	$—	$4,850.6	$272.8	$1.7
Net earnings for the year	—	—	—	—	883.4	—	—
Net transfers to Former Parent	—	—	—	—	(635.0)	—	—
Other comprehensive loss	—	—	—	—	—	(173.3)	—
Former Parent common stock-based award activity	—	—	—	—	30.8	—	—
Changes in noncontrolling interest	—	—	—	—	—	—	1.5

Balance, December 31, 2014	—	—	—	—	5,129.8	99.5	3.2
Net earnings for the year	—	—	—	—	863.8	—	—
Net transfers to Former Parent	—	—	—	—	(834.9)	—	—
Other comprehensive loss	—	—	—	—	—	(113.9)	—
Former Parent common stock-based award activity	—	—	—	—	35.2	—	—
Changes in noncontrolling interest	—	—	—	—	—	—	(0.2)

Balance, December 31, 2015	—	—	—	—	5,193.9	(14.4)	3.0
Net earnings for the year	—	—	—	451.4	420.9	—	—
Recapitalization	345.2	3.5	—	—	(3.5)	—	—
Cash dividend paid to Former Parent	—	—	—	—	(3,000.0)	—	—
Dividends to shareholders	—	—	—	(48.4)	—	—	—
Net transfers to Former Parent	—	—	—	—	(301.4)	—	—
Noncash adjustments to Former Parent’s investment, net	—	—	2,381.3	—	(2,332.3)	—	—
Other comprehensive loss	—	—	—	—	—	(131.4)	—
Former Parent common stock-based award activity	—	—	—	—	22.4	—	—
Fortive common stock-based award activity	0.7	—	45.9	—	—	—	—
Changes in noncontrolling interests	—	—	—	—	—	—	0.1

Balance, December 31, 2016	345.9	$3.5	$2,427.2	$403.0	$—	$(145.8)	$3.1

See the accompanying Notes to the Consolidated and Combined Financial Statements.

FORTIVE CORPORATION AND SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

($ in millions)

	Year Ended December 31
	2016	2015	2014
Cash flows from operating activities:
Net earnings	$872.3	$863.8	$883.4
Noncash items:
Depreciation	90.7	88.1	87.8
Amortization	85.7	88.8	90.2
Stock-based compensation expense	45.3	35.2	30.8
Impairment charge on intangible assets	4.8	12.0	—
Gain on sale of product line	—	—	(33.9)
Change in deferred income taxes	(10.0)	8.0	(10.8)
Change in accounts receivable, net	24.8	(51.8)	(74.0)
Change in inventories	(28.7)	(27.7)	(22.2)
Change in trade accounts payable	17.2	53.6	28.8
Change in prepaid expenses and other assets	(16.3)	(61.3)	(27.8)
Change in accrued expenses and other liabilities	51.1	0.3	(5.6)

Net cash provided by operating activities	1,136.9	1,009.0	946.7

Cash flows from investing activities:
Cash paid for acquisitions	(190.1)	(37.1)	(289.0)
Payments for additions to property, plant and equipment	(129.6)	(120.1)	(102.6)
Proceeds from sale of product line	—	—	86.7
All other investing activities	8.9	(16.9)	13.8

Net cash used in investing activities	(310.8)	(174.1)	(291.1)

Cash flows from financing activities:
Net proceeds from borrowings (maturities of 90 days or less)	375.2	—	—
Proceeds from borrowings (maturities longer than 90 days)	2,978.1	—	—
Cash dividend paid to Former Parent	(3,000.0)	—	—
Payment of cash dividends to shareholders	(48.4)	—	—
Net transfers to Former Parent	(301.4)	(834.9)	(635.0)
All other financing activities	0.3	—	(20.6)

Net cash provided by (used in) financing activities	3.8	(834.9)	(655.6)

Effect of exchange rate changes on cash and equivalents	(26.7)	—	—

Net change in cash and equivalents	803.2	—	—
Beginning balance of cash and equivalents	$—	$—	$—

Ending balance of cash and equivalents	$803.2	$—	$—

See the accompanying Notes to the Consolidated and Combined Financial Statements.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

NOTE 1. BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Fortive is a diversified industrial growth company encompassing businesses that are recognized leaders in attractive markets. Our well-known brands hold leading positions in field solutions, transportation technology, sensing, product realization, automation and specialty, and franchise distribution markets. Our businesses design, develop, service, manufacture and market professional and engineered products, software and services for a variety of end markets, building upon leading brand names, innovative technology and significant market positions.

Our research and development, manufacturing, sales, distribution, service and administrative facilities are located in more than 40 countries.

We report our results in two separate business segments consisting of Professional Instrumentation and Industrial Technologies. The Professional Instrumentation segment consists of our Advanced Instrumentation & Solutions and Sensing Technologies businesses. The Advanced Instrumentation & Solutions business consists of field solutions products and product realization services and products. Field solutions include a variety of compact professional test tools, thermal imaging and calibration equipment for electrical, industrial, electronic and calibration applications, online condition-based monitoring equipment, and computerized maintenance management software for critical infrastructure in electrical utility and industrial applications. Product realization services and products help developers and engineers convert concepts into finished products and also include highly-engineered energetic materials components in specialized vertical applications. Our Sensing Technologies business offers devices that sense, monitor and control operational or manufacturing variables, such as temperature, pressure, level, flow, turbidity and conductivity.

The Industrial Technologies segment consists of our Transportation Technologies, Automation & Specialty Components and Franchise Distribution businesses. Our Transportation Technologies business is a leading worldwide provider of solutions and services focused on fuel dispensing, remote fuel management, point-of-sale and payment systems, environmental compliance, vehicle tracking and fleet management, and traffic management. The Automation & Specialty Components business provides a wide range of electromechanical and electronic motion control products and mechanical components, as well as supplemental braking systems for commercial vehicles. Our Franchise Distribution business manufactures and distributes professional tools and a full line of wheel service equipment.

Separation from Danaher Corporation—We completed our separation from Danaher Corporation (“Danaher” or “Former Parent”) on July 2, 2016, the first day of our fiscal third quarter (the “Separation”). The Separation was completed in the form of a pro rata distribution to Danaher stockholders of record on June 15, 2016 of 100 percent of the outstanding shares of Fortive Corporation held by Danaher. Each Danaher stockholder of record as of the close of business on June 15, 2016 received one share of Fortive Corporation (“Fortive” or “the Company”) common stock for every two shares of Danaher common stock held on the record date. Our common stock began “regular way” trading on the New York Stock Exchange under the ticker symbol “FTV” on July 5, 2016.

Prior to the Separation, our businesses were comprised of certain Danaher operating units (the “Fortive Businesses”). On July 1, 2016, Danaher contributed the net assets of the Fortive Businesses to Fortive Corporation, formerly a wholly-owned subsidiary of Danaher. In addition, in connection with the Separation, we paid a cash dividend to Danaher in the amount of $3.0 billion and the 100 shares of our common stock held by Danaher were recapitalized into 345,237,561 shares of Fortive common stock. On July 2, 2016, all of these shares were distributed to Danaher stockholders. Following the Separation, Danaher no longer owned any of our shares. Common stock outstanding used to compute per share amounts in the Consolidated and Combined Statements of Earnings for periods prior to July 1, 2016 have been retroactively adjusted to give effect to this recapitalization. Fortive Corporation was incorporated on November 10, 2015, accordingly, we had no shares or common equivalent shares outstanding prior to that date. The total number of shares outstanding immediately after the recapitalization described above was 345.2 million and is utilized for the calculation of both basic and diluted net earnings per share (“EPS”) for all periods prior to the Separation.

In connection with the Separation, on July 1, 2016, we entered into a separation and distribution agreement with Danaher as well as various other related agreements (collectively the “Agreements”) that govern the Separation and the relationships between the parties following the Separation, including an employee matters agreement, a tax matters agreement, an intellectual property matters agreement, a Danaher Business System (“DBS”) license agreement and a transition services agreement (“TSA”).

Prior to the Separation, we were dependent upon Danaher for all of our working capital and financing requirements under Danaher’s centralized approach to cash management and financing of operations of its subsidiaries. With the exception of cash, cash equivalents and borrowings clearly associated with Fortive and related to the Separation, including the financial transactions described below, financial transactions relating to our business operations during the periods prior to the Separation were accounted for through our Former Parent’s investment, net (“Former Parent’s Investment”) account. Accordingly, none of the Former Parent’s cash, cash equivalents or debt at the corporate level was assigned to us in the financial statements for the periods prior to the Separation.

During 2016, we completed the following financing transactions:

•	Entered into a credit agreement with a syndicate of banks providing for a three-year $500 million senior term facility that expires on June 16, 2019 (the “Term Facility”) and a five-year $1.5 billion senior unsecured revolving credit facility that expires on June 16, 2021 (the “Revolving Credit Facility,” and together with the Term Facility, the “Credit Agreement”). We borrowed the entire $500 million of loans under the Term Facility;

•	Completed the private placement of $2.5 billion of senior unsecured notes in multiple series with maturity dates ranging from June 15, 2019 to June 15, 2046 (collectively, the “Notes”); and

•	Established U.S. dollar and Euro-denominated commercial paper programs (collectively “Commercial Paper Programs”) supported by the Revolving Credit Facility.

In connection with the Separation, $3.0 billion of the net proceeds of these financings activities was paid to Danaher in June 2016 as a cash dividend. Refer to Note 10 of the Consolidated and Combined Financial Statements for more information related to our long-term indebtedness.

Basis of Presentation—The accompanying consolidated and combined financial statements present our historical financial position, results of operations, changes in equity and cash flows in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The combined financial statements for periods prior to the Separation were derived from Danaher’s consolidated financial statements and accounting records and prepared in accordance with GAAP for the preparation of carved-out combined financial statements. Through the date of the Separation, all revenues and costs as well as assets and liabilities directly associated with Fortive have been included in the combined financial statements. Prior to the Separation, the combined financial statements also included allocations of certain general, administrative, sales and marketing expenses and cost of sales from Danaher’s corporate office and from other Danaher businesses to the Company and allocations of related assets, liabilities, and the Former Parent’s investment, as applicable. The allocations were determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company been an entity that operated independently of Danaher during the applicable periods. Related party allocations prior to the Separation, including the method for such allocation, are discussed further in Note 19.

Following the Separation, the consolidated financial statements include the accounts of Fortive and those of our wholly-owned subsidiaries and no longer include any allocations from Danaher. Accordingly:

•	The Consolidated Balance Sheet at December 31, 2016 consists of our consolidated balances, while the Combined Balance Sheet at December 31, 2015 consists of the combined balances of the Fortive Businesses.

•	The Consolidated and Combined Statement of Earnings and Statement of Comprehensive Income for the year ended December 31, 2016 consist of our consolidated results for the six months ended December 31, 2016 and the combined results of the Fortive Businesses for the six months ended July 1, 2016. The Combined Statements of Earnings and Statements of Comprehensive Income for the years ended December 31, 2015 and 2014, consist of the combined results of the Fortive Businesses.

•	The Consolidated and Combined Statement of Changes in Equity for the year ended December 31, 2016 consists of our consolidated activity for the six months ended December 31, 2016 and the combined activity of the Fortive Businesses for the six months ended July 1, 2016. The Combined Statements of Changes in Equity for the years ended December 31, 2015 and 2014, consist of the combined activity of the Fortive Businesses.

•	The Consolidated and Combined Statement of Cash Flows for the year ended December 31, 2016 consists of our consolidated results for the six months ended December 31, 2016 and the combined results of the Fortive Businesses for the six months ended July 1, 2016. The Combined Statements of Cash Flows for the years ended December 31, 2015 and 2014, consist of the combined results of the Fortive Businesses.

Our consolidated and combined financial statements may not be indicative of our results had we been a separate stand-alone entity throughout the periods presented, nor are the results stated herein indicative of what our financial position, results of operations and cash flows may be in the future.

All significant transactions between the Company and Danaher have been included in the accompanying consolidated and combined financial statements for all periods presented. Cash transactions with Danaher prior to the Separation are reflected in the accompanying Consolidated and Combined Statements of Changes in Equity as “Net transfers to Former Parent” and “Cash dividend paid to Former Parent” and in the accompanying Consolidated and Combined Balance Sheets within “Former Parent’s investment, net.” Former Parent’s Investment, which included retained earnings prior to the Separation, represents Danaher’s interest in our recorded net assets prior to the Separation. In addition, the accumulated net effect of intercompany transactions between us and Danaher or Danaher affiliates for periods prior to the Separation are included in Former Parent’s Investment.

On July 2, 2016, in connection with the Separation, Former Parent’s Investment was redesignated within stockholders’ equity and allocated between common stock and additional paid-in capital based on the number of our common shares outstanding at the distribution date. The Agreements include a “Wrong-Pockets Provision” that allows the parties to make adjustments to ensure the Separation-related transactions were executed in accordance with the Agreements. In periods subsequent to the Separation, we may make adjustments to balances transferred at the Separation date in accordance with the Wrong-Pockets Provision. Any such adjustments are recorded through stockholders’ equity.

The financial statements include our accounts and the accounts of our subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. The consolidated and combined financial statements also reflect the impact of non-controlling interests. Noncontrolling interests do not have a significant impact on our consolidated and combined results of operations, therefore net earnings and net earnings per share attributable to noncontrolling interests are not presented separately in our Consolidated and Combined Statements of Earnings. Net earnings attributable to noncontrolling interests have been reflected in selling, general and administrative expenses (“SG&A”) and were insignificant in all periods presented.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base these estimates on historical experience, the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances. However, uncertainties associated with these estimates exist and actual results may differ from these estimates.

Cash and Equivalents—We consider all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

Accounts Receivable and Allowances for Doubtful Accounts—All trade accounts are reported on the accompanying Consolidated and Combined Balance Sheets adjusted for any write-offs and net of allowances for doubtful accounts. The allowances for doubtful accounts represent management’s best estimate of the credit losses expected from our trade accounts, contract and financing receivable portfolios. Determination of the allowances requires management to exercise judgment about the timing, frequency and severity of credit losses that could materially affect the provision for credit losses and, therefore, net earnings. We regularly perform detailed reviews of our portfolios to determine if an impairment has occurred and evaluate the collectability of receivables based on a combination of financial and qualitative factors that may affect customers’ ability to pay, including customers’ financial condition, collateral, debt-servicing ability, past payment experience and credit bureau information. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the recognized receivable to the amount reasonably expected to be collected. Additions to the allowances for doubtful accounts are charged to current period earnings, amounts determined to be uncollectible are charged directly against the allowances, while amounts recovered on previously written-off accounts increase the allowances. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional reserves would be required. We do not believe that accounts receivable represent significant concentrations of credit risk because of the diversified portfolio of individual customers and geographical areas. We recorded $31 million, $32 million and $26 million of expense associated with doubtful accounts for the years ended December 31, 2016, 2015 and 2014, respectively.

Included in other assets on the Consolidated and Combined Balance Sheets as of December 31, 2016 and 2015 are $214 million and $188 million of net aggregate financing receivables, respectively. Financing receivables are evaluated for impairment collectively in broad groupings that represent homogeneous portfolios based on the underlying nature and risks.

Inventory Valuation—Inventories include the costs of material, labor and overhead. Domestic inventories are stated at the lower of cost or market primarily using the first-in, first-out (“FIFO”) method with certain businesses applying the last-in, first-out method (“LIFO”) to value inventory. Inventories held outside the United States are stated at the lower of cost or market primarily using the FIFO method.

Property, Plant and Equipment—Property, plant and equipment are carried at cost. The provision for depreciation has been computed principally by the straight-line method based on the estimated useful lives of the depreciable assets as follows:

Category	Useful Life
Buildings	30 years

Leased assets and leasehold improvements	Amortized over the lesser of the economic life of the asset or the term of the lease

Machinery and equipment	3 – 10 years

Estimated useful lives are periodically reviewed and, when appropriate, changes to estimates are made prospectively.

Other Assets—Other assets principally include noncurrent financing receivables, deferred tax assets and other investments.

Fair Value of Financial Instruments—Our financial instruments consist primarily of accounts receivable and obligations under trade accounts payable and short and long-term debt. Due to their short-term nature, the carrying values for accounts receivable, trade accounts payable and short-term debt approximate fair value. Refer to Note 8 for the fair values of our other obligations.

Goodwill and Other Intangible Assets—Goodwill and other intangible assets result from our acquisition of existing businesses. In accordance with accounting standards related to business combinations, goodwill is not amortized, however, certain definite-lived identifiable intangible assets, primarily customer relationships and acquired technology, are amortized over their estimated useful lives. Intangible assets with indefinite lives are not amortized. In-process research and development (“IPR&D”) is initially capitalized at fair value and when the IPR&D project is complete, the asset is considered a finite-lived intangible asset and amortized over its estimated useful life. If an IPR&D project is abandoned, an impairment loss equal to the value of the intangible asset is recorded in the period of abandonment. We review identified intangible assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. We also test intangible assets with indefinite lives at least annually for impairment. Refer to Note 3 and Note 7 for additional information about our goodwill and other intangible assets.

Revenue Recognition—As described above, we derive revenues primarily from the sale of Professional Instrumentation and Industrial Technologies products and services. For revenue related to a product or service to qualify for recognition, there must be persuasive evidence of an arrangement with a customer, delivery must have occurred or the services must have been rendered, the price to the customer must be fixed and determinable and collectability of the associated fee must be reasonably assured. Our principal terms of sale are FOB Shipping Point, or equivalent, and, as such, we primarily record revenue for product sales upon shipment. Sales arrangements entered with delivery terms that are not FOB Shipping Point are not recognized upon shipment and the delivery criteria for revenue recognition is evaluated based on the associated shipping terms and customer obligations. If any significant obligation to the customer with respect to a sales transaction remains to be fulfilled following shipment (typically installation or acceptance by the customer), revenue recognition is deferred until such obligations have been fulfilled. Returns for products sold are estimated and recorded as a reduction of revenue at the time of sale. Customer allowances and rebates, consisting primarily of volume discounts and other short-term incentive programs, are recorded as a reduction of revenue at the time of sale because these allowances reflect a reduction in the purchase price. Product returns, customer allowances and rebates are estimated based on historical experience and known trends. Revenue related to separately priced extended warranty and product maintenance agreements is deferred when appropriate and recognized as revenue over the term of the agreement.

Revenues for contractual arrangements consisting of multiple elements (i.e., deliverables) are recognized for the separate elements when the product or services that are part of the multiple element arrangement have value on a stand-alone basis and, in arrangements that include a general right of refund relative to the delivered element, performance of the undelivered element is considered probable and substantially in our control. Certain customer arrangements include multiple elements, typically hardware, installation, training, consulting, services and/or post contract support (“PCS”). Generally, these elements are delivered within the same reporting period, except PCS or other services, for which revenue is recognized over the service period. We allocate revenue to each element in the arrangement using the selling price hierarchy and based on each element’s relative selling price. The selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or estimated selling price if neither VSOE or TPE is available.

We consider relevant internal and external market factors in cases where we are required to estimate selling prices. Allocation of the consideration is determined at the arrangements’ inception.

Shipping and Handling—Shipping and handling costs are included as a component of cost of sales. Revenue derived from shipping and handling costs billed to customers is included in sales.

Advertising—Advertising costs are expensed as incurred.

Research and Development—We conduct research and development activities for the purpose of developing new products, enhancing the functionality, effectiveness, ease of use and reliability of our existing products and expanding the applications for which uses of our products are appropriate. Research and development costs are expensed as incurred.

Income Taxes—As discussed in Note 12, for periods prior to the Separation, current income tax liabilities are assumed to be immediately settled with Danaher and are relieved through Former Parent’s Investment. Income tax expense and other income tax related information contained in the consolidated and combined financial statements are presented as if we filed a separate tax return. The separate tax return method applies the accounting guidance for income taxes to the standalone financial statements as if we had been a standalone taxpayer for the periods prior to the Separation. The calculation of our income taxes on a separate income tax return basis requires considerable judgment, estimates, and allocations.

In accordance with GAAP, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which the tax benefit has already been reflected on our Consolidated and Combined Statements of Earnings. We establish valuation allowances for our deferred tax assets if, in our assessment, it is more likely than not that some or all of the deferred tax asset will not be realized. Deferred tax liabilities generally represent items that have already been taken as a deduction on our tax return but have not yet been recognized as an expense in our Consolidated and Combined Statements of Earnings. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income tax expense in the period that includes the enactment date. We recognize tax benefit from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated and combined financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Judgment is required in evaluating tax positions and determining income tax provisions. We reevaluate the technical merits of our tax positions and may recognize an uncertain tax benefit in certain circumstances, including when: (1) a tax audit is completed; (2) applicable tax laws change, including a tax case ruling or legislative guidance; or (3) the applicable statute of limitations expires. We recognize potential accrued interest and penalties associated with unrecognized tax positions in income tax expense. Refer to Note 12 for additional information.

Restructuring—We periodically initiate restructuring activities to appropriately position our cost base relative to prevailing economic conditions and associated customer demand as well as in connection with certain acquisitions. Costs associated with restructuring actions can include one-time termination benefits and related charges in addition to facility closure, contract termination and other related activities. We record the cost of the restructuring activities when the associated liability is incurred. Refer to Note 13 for additional information.

Foreign Currency Translation and Transactions—Exchange rate adjustments resulting from foreign currency transactions are recognized in net earnings, whereas effects resulting from the translation of financial statements are reflected as a component of accumulated other comprehensive income (loss) within stockholders’ equity. Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than U.S. dollars are translated into U.S. dollars using year end exchange rates and income statement accounts are translated at weighted average exchange rates. Net foreign currency transaction gains or losses were not material in any of the years presented.

Accumulated Other Comprehensive Income (Loss)—The changes in accumulated other comprehensive income (loss) by component are summarized below ($ in millions). Foreign currency translation adjustments are generally not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

	Foreign currency translation adjustments	Pension & post- retirement plan benefit adjustments (b)	Total
Balance, January 1, 2014	$337.3	$(64.5)	$272.8
Other comprehensive income (loss) before reclassifications:
Increase (decrease)	(154.4)	(30.4)	(184.8)
Income tax impact	—	8.1	8.1

Other comprehensive income (loss) before reclassifications, net of income taxes	(154.4)	(22.3)	(176.7)
Amounts reclassified from accumulated other comprehensive income (loss):
Increase (decrease)	—	4.5 (a)	4.5
Income tax impact	—	(1.1)	(1.1)

Amounts reclassified from accumulated other comprehensive income (loss), net of income taxes:	—	3.4	3.4

Net current period other comprehensive income (loss):	(154.4)	(18.9)	(173.3)

Balance, December 31, 2014	182.9	(83.4)	99.5
Other comprehensive income (loss) before reclassifications:
Increase (decrease)	(131.7)	17.6	(114.1)
Income tax impact	—	(5.0)	(5.0)

Other comprehensive income (loss) before reclassifications, net of income taxes	(131.7)	12.6	(119.1)
Amounts reclassified from accumulated other comprehensive income (loss):
Increase (decrease)	—	6.9 (a)	6.9
Income tax impact	—	(1.7)	(1.7)

Amounts reclassified from accumulated other comprehensive income (loss), net of income taxes	—	5.2	5.2

Net current period other comprehensive income (loss)	(131.7)	17.8	(113.9)

Balance, December 31, 2015	51.2	(65.6)	(14.4)
Other comprehensive income (loss) before reclassifications:
Increase (decrease)	(123.8)	(13.8)	(137.6)
Income tax impact	—	2.0	2.0

Other comprehensive income (loss) before reclassifications, net of income taxes	(123.8)	(11.8)	(135.6)
Amounts reclassified from accumulated other comprehensive income (loss):
Increase (decrease)	—	5.5 (a)	5.5
Income tax impact	—	(1.3)	(1.3)

Amounts reclassified from accumulated other comprehensive income (loss), net of income taxes:	—	4.2	4.2

Net current period other comprehensive income (loss):	(123.8)	(7.6)	(131.4)

Balance, December 31, 2016	$(72.6)	$(73.2)	$(145.8)

(a)	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost (refer to Note 11 for additional details).
(b)	Includes balances relating to non-U.S. employee defined benefit plans, supplemental executive retirement plans and other postretirement employee benefit plans.

Accounting for Stock-Based Compensation—We account for stock-based compensation by measuring the cost of employee services received in exchange for all equity awards granted, including stock options, restricted stock units (“RSUs”) and performance stock units (“PSUs”), based on the fair value of the award as of the grant date. We had no stock-based compensation plans prior to the Separation; however certain of our employees had participated in Danaher’s stock-based compensation plans (“Danaher Plans”). The expense associated with our employees who participated in the Danaher Plans was allocated to us in the accompanying Consolidated and Combined Statements of Earnings for the associated periods prior to the Separation. Equity-based compensation expense is recognized net of an estimated forfeiture rate on a straight-line basis over the requisite service period of the award, except that in the case of RSUs, compensation expense is recognized using an accelerated attribution method. Refer to Note 16 for additional information on the stock-based compensation plans.

Pension—We measure our pension assets and obligations to determine the funded status as of year end, and recognize an asset for an overfunded status or a liability for an underfunded status on our balance sheet. Changes in the funded status of the pension plans are recognized in the year in which the changes occur and are reported in other comprehensive income (loss). Refer to Note 11 for additional information on our pension plans including a discussion of actuarial assumptions, our policy for recognizing associated gains and losses and the method used to estimate service and interest cost components.

Reclassification - Certain amounts have been reclassified in the financial statements as of and for the year ended December 31, 2015 to conform with the 2016 presentation. These reclassifications have no effect on previously reported operating profit, earnings before income taxes or net earnings.

New Accounting Standards—In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which aims to simplify the subsequent measurement of goodwill by removing Step 2 of the current goodwill impairment test, which requires a hypothetical purchase price allocation. Under the new standard, an impairment loss will be recognized in the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This standard is effective for us prospectively beginning January 1, 2020, with early adoption permitted. We are currently evaluating the impact of this standard on our financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which aims to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. Current guidance prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. ASU 2016-16 provides that an entity should recognize both the current and deferred income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. This standard is effective for us beginning January 1, 2018 (with early adoption permitted) using a modified retrospective transition approach through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We are currently evaluating the impact of this standard on our financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which clarifies the classification and presentation of eight specific cash flow issues in the statement of cash flows. In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which clarifies that restricted cash and restricted cash equivalents should be included in cash and cash equivalents in the statement of cash flows. These standards are effective for us beginning January 1, 2018 (with early adoption permitted) using a retrospective transition approach, unless impracticable. Although the assessment of the impact of the new standards has not yet completed, we do not anticipate the adoption of these standards to have a material impact on our financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718), which aims to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, classification of certain items on the statement of cash flows and accounting for forfeitures. The ASU requires that the difference between the actual tax benefit realized upon exercise and the tax benefit recorded based on the fair value of the stock award at the time of grant (the “excess tax benefit”) be reflected as a reduction of the current period provision for income taxes with any shortfall recorded as an increase in the tax provision. Currently, the excess tax benefit is recorded as a component of additional paid-in capital. The ASU also requires the excess tax benefit realized to be reflected as an operating cash flow rather than as a financing cash flow under current GAAP. We will adopt this standard beginning January 1, 2017. We expect this standard to favorably impact our tax rate by approximately 50 basis points in 2017. However, due to the inherent uncertainties related to, among other things, the timing of employee stock option exercises or the vesting of stock awards and any difference between the underlying stock price on the date of the grant as compared to the date of exercise or vesting, actual results will likely differ from this estimate and depending on the above factors, may adversely affect our financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which will require, among other items, lessees to recognize a right-of-use asset and a lease liability for most leases. Extensive quantitative and qualitative disclosures, including significant judgments made by management, will be required to provide greater insight into the extent of revenue and expense recognized and expected to be recognized from existing contracts. The accounting applied by a lessor is largely unchanged from that applied under the current standard. This standard is effective for us beginning January 1, 2019 (with early adoption permitted) using a modified retrospective transition approach and provides for certain practical expedients. We are currently evaluating the impact of this standard on our financial statements.

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory (Topic 330), which modifies existing requirements regarding measuring inventory at the lower of cost or market. Under existing standards, the market amount requires consideration of replacement cost, net realizable value (“NRV”), and NRV less an approximately normal profit margin. The new ASU replaces market with NRV, defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This eliminates the need to determine and consider replacement cost or NRV less an approximately normal profit margin when measuring the market value of inventory. We will adopt this standard prospectively beginning January 1, 2017. The adoption of this standard is not expected to have a significant impact on our financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which impacts virtually all aspects of an entity’s revenue recognition. The core principle of the new standard is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. During 2016, the FASB issued several amendments to the standard, including clarification to the guidance on reporting revenues as a principal versus an agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability, presentation of sales taxes, impairment testing for contract costs and disclosure of performance obligations. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented and the cumulative effect of applying the standard would be recognized at the earliest period shown, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. We currently anticipate adopting the standard using the modified retrospective method. This standard is effective for us beginning January 1, 2018. We are currently assessing the impact that the adoption of the new standard will have on our financial statements and related disclosures and will adopt this standard on January 1, 2018.

The impact of adopting this standard is not expected to be material. We expect recognition of revenue for a majority of customer contracts to remain substantially unchanged. While we are continuing to assess all potential impacts of the standard, we currently believe the more significant impacts relate to certain customer contracts that will be recognized over time, accounting for deferral of commissions which previously were expensed as incurred and may qualify for capitalization under the new standard, and changes to the timing of recognition of revenue and costs related to certain warranty arrangements.

NOTE 3. ACQUISITIONS

We continually evaluate potential acquisitions that either strategically fit with our existing portfolio or expand our portfolio into a new and attractive business area. We have completed a number of acquisitions that have been accounted for as purchases and have resulted in the recognition of goodwill in our financial statements. This goodwill arises because the purchase prices for these businesses reflect a number of factors including the future earnings and cash flow potential of these businesses, the multiple to earnings, cash flow and other factors at which similar businesses have been purchased by other acquirers, the competitive nature of the processes by which we acquired the businesses, the avoidance of the time and costs which would be required (and the associated risks that would be encountered) to enhance our existing offerings to key target markets and develop new and profitable businesses, and the complementary strategic fit and resulting synergies these businesses bring to existing operations.

We make an initial allocation of the purchase price at the date of acquisition based upon our understanding of the fair value of the acquired assets and assumed liabilities. We obtain this information during due diligence and through other sources. In the months after closing, as we obtain additional information about these assets and liabilities, including through tangible and intangible asset appraisals, and learn more about the newly acquired business, we are able to refine the estimates of fair value and more accurately allocate the purchase price. Only items identified as of the acquisition date are considered for subsequent adjustment. We are in the process of obtaining valuations of certain acquired intangible assets in connection with certain acquisitions. We make appropriate adjustments to purchase price allocations prior to completion of the applicable measurement period, as required.

During 2016, we acquired three businesses for total consideration of $190 million in cash, net of cash acquired. The businesses acquired complement existing units of both our segments. The aggregate annual sales of these businesses at the time of their respective acquisitions, in each case based on the company’s revenues for its last completed fiscal year prior to the acquisition, were approximately $47 million. We preliminarily recorded an aggregate of $113 million of goodwill related to these acquisitions.

During 2015, we acquired two businesses for total consideration of $37 million in cash, net of cash acquired. The businesses acquired complement existing units of both our segments. The aggregate annual sales of these two businesses at the time of their respective acquisitions, in each case based on the acquired company’s revenues for its last completed fiscal year prior to the acquisition, were approximately $18 million. We recorded an aggregate of $21 million of goodwill related to these acquisitions.

During 2014, we acquired six businesses for total consideration of $289 million in cash, net of cash acquired. The businesses acquired complement existing units of both our segments. The aggregate annual sales of these six businesses at the time of their respective acquisitions, in each case based on the acquired company’s revenues for its last completed fiscal year prior to the acquisition, were approximately $133 million. We recorded an aggregate of $151 million of goodwill related to these acquisitions.

The following summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for all acquisitions consummated during the years ended December 31 ($ in millions):

	2016	2015	2014
Accounts receivable	$5.2	$2.8	$21.0
Inventories	2.2	3.1	30.5
Property, plant and equipment	0.6	1.0	8.5
Goodwill	113.2	21.2	151.1

Other intangible assets, primarily customer relationships, trade names and technology	82.7	13.0	113.8
Trade accounts payable	(1.5)	(0.9)	(8.0)
Other assets and liabilities, net	(12.3)	(3.1)	(27.9)

Net cash consideration	$190.1	$37.1	$289.0

Transaction-related costs and acquisition related fair value adjustments were not material to earnings in 2016, 2015, or 2014.

Pro Forma Financial Information (Unaudited)

The unaudited pro forma information for the periods set forth below gives effect to the 2016 and 2015 acquisitions as if they had occurred as of January 1, 2015. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated as of that time ($ in millions except per share amounts):

	2016	2015
Sales	$6,251.0	$6,243.3
Net earnings	$871.2	$862.8
Diluted net earnings per share	$2.51	$2.50

NOTE 4. GAIN ON SALE OF PRODUCT LINE

In August 2014, we completed the divestiture of our electric vehicle systems (“EVS”)/hybrid product line for a sale price of $87 million in cash. This product line, which was part of the Industrial Technologies segment, had revenues of approximately $60 million in 2014 prior to the divestiture. Operating results of the product line were not significant to our segment or overall reported results in 2014. We recorded a pretax gain on the sale of the product line of $34 million ($26 million after-tax) which is included in the Consolidated and Combined Statements of Earnings. Subsequent to the sale, we have no continuing involvement in the EVS/hybrid product line.

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, the divestiture of the EVS/hybrid product line has not been classified as a discontinued operation in these financial statements because the disposition does not represent a strategic shift that will have a major effect on our operations and financial statements.

NOTE 5. INVENTORIES

The classes of inventory as of December 31 are summarized as follows ($ in millions):

	2016	2015
Finished goods	$198.3	$184.1
Work in process	79.3	77.1
Raw materials	267.0	261.7

Total	$544.6	$522.9

As of December 31, 2016 and 2015, the difference between inventories valued at LIFO and the value of that same inventory if the FIFO method had been used was not significant. The liquidation of LIFO inventory did not have a significant impact on our results of operations in any period presented.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

The classes of property, plant and equipment as of December 31 are summarized as follows ($ in millions):

	2016	2015
Land and improvements	$63.5	$66.0
Buildings and leasehold improvements	340.8	344.8
Machinery and equipment	1,147.5	1,080.8

Gross property, plant and equipment	1,551.8	1,491.6
Less: accumulated depreciation	(1,004.2)	(976.8)

Property, plant and equipment, net	$547.6	$514.8

Total depreciation expense was $91 million, $88 million and $88 million for the years ended December 31, 2016, 2015 and 2014, respectively. Capital expenditures totaled $130 million, $120 million and $103 million for the years ended December 31, 2016, 2015 and 2014, respectively. There was no capitalized interest related to capitalized expenditures in any period.

NOTE 7. GOODWILL AND OTHER INTANGIBLE ASSETS

As discussed in Note 3, goodwill arises from the purchase price for acquired businesses exceeding the fair value of tangible and intangible assets acquired less assumed liabilities. We assess the goodwill of each of our reporting units for impairment at least annually as of the first day of the fourth quarter and as “triggering” events occur that indicate that it is more likely than not that an impairment exists. We elected to bypass the optional qualitative goodwill assessment allowed by applicable accounting standards and performed a quantitative impairment test for all reporting units as this was determined to be the most effective method to assess for impairment across a large spectrum of reporting units.

We estimate the fair value of our reporting units primarily using a market approach, based on multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”) determined by current trading market multiples of earnings for companies operating in businesses similar to each of our reporting units, in addition to recent market available sale transactions of comparable businesses. In certain circumstances we also evaluate other factors including results of the estimated fair value utilizing a discounted cash flow analysis (i.e., an income approach), market positions of the businesses, comparability of market sales transactions and financial and operating performance in order to validate the results of the market approach. If the estimated fair value of the reporting unit is less than its carrying value, we must perform additional analysis to determine if the reporting unit’s goodwill has been impaired.

In 2016, we had twelve reporting units for goodwill impairment testing. The carrying value of the goodwill included in each individual reporting unit ranges from $7 million to approximately $1.1 billion. No goodwill impairment charges were recorded for the years ended December 31, 2016, 2015 and 2014 and no “triggering” events have occurred subsequent to the performance of the 2016 annual impairment test. The factors used by management in its impairment analysis are inherently subject to uncertainty. If actual results are not consistent with management’s estimates and assumptions, goodwill and other intangible assets may be overstated and a charge would need to be taken against net earnings.

The following is a rollforward of our goodwill by segment ($ in millions):

	Professional Instrumentation	Industrial Technologies	Total
Balance, January 1, 2015	$2,419.8	$1,575.3	$3,995.1
Attributable to 2015 acquisitions	21.2	—	21.2
Foreign currency translation & other	(40.4)	(26.9)	(67.3)

Balance, December 31, 2015	2,400.6	1,548.4	3,949.0
Attributable to 2016 acquisitions	61.3	51.9	113.2
Foreign currency translation & other	(38.2)	(45.0)	(83.2)

Balance, December 31, 2016	$2,423.7	$1,555.3	$3,979.0

Finite-lived intangible assets are amortized over the shorter of their legal or estimated useful lives. The following summarizes the gross carrying value and accumulated amortization for each major category of intangible asset as of December 31 ($ in millions):

	2016		2015
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Finite-lived intangibles:
Patents and technology	$301.0	$(240.1)	$296.3	$(221.4)
Customer relationships and other intangibles	731.9	(438.1)	691.7	(386.4)

Total finite-lived intangibles	1,032.9	(678.2)	988.0	(607.8)
Indefinite-lived intangibles:
Trademarks and trade names	392.6	—	378.8	—

Total intangibles	$1,425.5	$(678.2)	$1,366.8	$(607.8)

During 2016 and 2015, we acquired finite-lived intangible assets, consisting primarily of customer relationships, with a weighted average life of 14 years and 7 years, respectively. Refer to Note 3 for additional information on the intangible assets acquired.

Total intangible amortization expense in 2016, 2015 and 2014 was $86 million, $89 million and $90 million, respectively. Based on the intangible assets recorded as of December 31, 2016, amortization expense is estimated to be $60 million during 2017, $55 million during 2018, $52 million during 2019, $45 million during 2020 and $41 million during 2021.

NOTE 8. FAIR VALUE MEASUREMENTS

Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where our assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy as established within the accounting standards.

This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. Level 3 inputs are unobservable inputs based on our assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Financial liabilities that are measured at fair value on a recurring basis were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2016
Deferred compensation liabilities	—	$14.8	—	$14.8
December 31, 2015
Deferred compensation liabilities	—	$53.7	—	$53.7

Certain of our management employees participate in our nonqualified deferred compensation programs that permit such employees to defer a portion of their compensation, on a pretax basis, until after their termination of employment. All amounts deferred under such plans are unfunded, unsecured obligations and are presented as a component of our compensation and benefits accrual included in other long-term liabilities in the accompanying Consolidated and Combined Balance Sheets. Participants may choose among alternative earning rates for the amounts they defer, which are primarily based on investment options within our defined contribution plans for the benefit of U.S. employees (“401(k) Programs”) (except that the earnings rates for amounts contributed unilaterally by the Company are entirely based on changes in the value of Fortive common stock). Changes in the deferred compensation liability under these programs are recognized based on changes in the fair value of the participants’ accounts, which are based on the applicable earnings rates. Prior to the Separation, certain of our management employees participated in Danaher’s nonqualified deferred compensation programs with similar terms except that earnings rates for amounts contributed unilaterally by Danaher were entirely based on changes in the value of Danaher’s common stock.

In connection with the Separation, we established a deferred compensation program which was designed to replicate Danaher’s. Accounts in Danaher’s deferred compensation programs held by Fortive employees at the time of the Separation were converted into accounts in the Fortive deferred compensation program based on the “concentration method” designed to maintain the economic value before and after the Separation date using the relative fair market value of the Danaher and Fortive common stock based on their respective closing prices as of July 1, 2016. Prior to the Separation, the entire value of the Fortive employees’ deferred compensation program accounts in Danaher’s deferred compensation programs was recorded in other long-term liabilities. Upon conversion of these accounts to the Fortive deferred compensation program, $19.2 million of deferred compensation liabilities were reclassified from other long-term liabilities to additional paid-in capital, representing the value of the deferred compensation that will ultimately be settled in Fortive common stock.

In addition, Danaher retained a liability of approximately $21.7 million of deferred compensation liabilities related to former employees of the Fortive Businesses whose employment terminated prior to the Separation. As a result, the deferred compensation liabilities balance recorded at December 31, 2016 does not include amounts related to such terminated employees. Because this amount had been included in our Combined Balance Sheet prior to the Separation, Danaher’s retention of the liability has been reflected as an adjustment to Former Parent’s Investment. This amount is considered a non-cash financing activity for purposes of the Consolidated and Combined Statements of Cash Flows.

Fair Value of Financial Instruments

The carrying amounts and fair values of financial instruments were as follows ($ in millions):

	December 31, 2016
	Carrying Amount	Fair Value
Long-term borrowings	$3,358.0	$3,321.4

As of December 31, 2016, long-term borrowings were categorized as Level 1. As of December 31, 2015, we did not have any long-term borrowings.

The fair value of long-term borrowings was based on quoted market prices. The difference between the fair value and the carrying amounts of long-term borrowings may be attributable to changes in market interest rates and/or our credit ratings subsequent to the incurrence of the borrowing. The fair values of cash and cash equivalents, accounts receivable, net and trade accounts payable approximate their carrying amounts due to the short-term maturities of these instruments.

Refer to Note 11 for information related to the fair value of the Company-sponsored defined benefit pension plan assets.

NOTE 9. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of December 31 were as follows ($ in millions):

	2016		2015
	Current	Long-term	Current	Long-term
Compensation and post retirement benefits	$202.4	$49.8	$146.6	$87.4
Claims, including self-insurance and litigation	30.2	52.6	35.3	52.8
Pension benefit obligations	9.9	127.4	11.0	119.2
Taxes, income and other	63.5	344.0	36.1	335.0
Deferred revenue	204.6	80.1	177.3	83.9
Sales and product allowances	45.7	—	55.1	—
Warranty	63.1	1.9	59.2	1.8
Other	180.9	18.5	145.8	24.5

Total	$800.3	$674.3	$666.4	$704.6

NOTE 10. FINANCING

The carrying value of the components of our debt as of December 31, 2016 were as follows ($ in millions):

U.S. dollar-denominated commercial paper	$347.9
Euro-denominated commercial paper	26.8
Variable interest rate Term Facility	500.0
1.80% senior unsecured notes due 2019	298.3
2.35% senior unsecured notes due 2021	744.8
3.15% senior unsecured notes due 2026	890.1
4.30% senior unsecured notes due 2046	546.8
Other	3.3

Long-term debt	$3,358.0

Debt discounts, premiums and issuance costs of $20.1 million as of December 31, 2016 have been netted against the aggregate principal amounts of the related debt in the carrying value of the components of debt table above.

Prior to the Separation, we were dependent on Danaher for all of our working capital and financing requirements under Danaher’s centralized approach to cash management and financing of operations of its subsidiaries. Financing transactions related to our business operations during the period prior to the Separation were accounted for through the Former Parent’s Investment account. Accordingly, none of Danaher’s debt at the corporate level was assigned to us as of December 31, 2015.

Proceeds from borrowings under the commercial paper programs are typically available for general corporate purposes, including acquisitions. However, proceeds from our initial issuances of U.S. dollar-denominated commercial paper were used to pay fees and expenses related to the financing activities described below.

We received net proceeds, after underwriting discounts and arrangement fees from the issuance of the Notes and Term Facility, of approximately $3.0 billion and used these funds to make a $3.0 billion cash dividend payment to Danaher in connection with the Separation.

Credit Facilities

On June 16, 2016, we entered into the Credit Agreement with a syndicate of banks that provides for:

•	a three-year $500 million Term Facility that expires on June 16, 2019. We borrowed the entire $500 million of loans under this facility, and

•	a five-year $1.5 billion Revolving Credit Facility that expires on June 16, 2021.

The Revolving Credit Facility is subject to a one year extension option at our request and with the consent of the lenders. The Credit Agreement also contains an option permitting us to request an increase in the amounts available under the Credit Agreement of up to an aggregate additional $500 million.

Borrowings under the Credit Agreement (other than bid loans under the Revolving Credit Facility) bear interest at a rate equal (at our option) to either (1) a LIBOR-based rate (the “LIBOR-Based Rate”), or (2) the highest of (a) the Federal funds rate plus 1/2 of 1%, (b) the prime rate and (c) the LIBOR-Based Rate plus 1%, plus in each case a margin that varies according to our long-term debt credit rating. We are obligated to pay an annual facility fee for the Revolving Credit Facility of between 9.0 and 25.0 basis points varying according to our long-term debt credit rating.

The Credit Agreement requires us to maintain a consolidated net leverage ratio of debt to Consolidated EBITDA (as defined in the Credit Agreement) of less than 3.50 to 1.00 and a consolidated interest coverage ratio of Consolidated EBITDA (as defined in the Credit Agreement) to interest expense of greater than 3.50 to 1.00 as of the end of any fiscal quarter. The Credit Agreement also contains customary representations, warranties, conditions precedent, events of default, indemnities and affirmative and negative covenants. As of December 31, 2016, we were in compliance with all covenants under the Credit Agreement and had no borrowings outstanding under the Revolving Credit Facility.

We borrowed the entire $500 million of variable rate loans under the Term Facility. As of December 31, 2016 borrowings under the Term Facility bear an interest rate of 1.87% per annum. During the period of 2016 in which the Term Facility was outstanding, the annual effective rate was 1.72%. The term loan is pre-payable at our option, and re-borrowing is not permitted once the term loan is repaid.

Commercial Paper Programs

We generally satisfy any short-term liquidity needs that are not met through operating cash flows and available cash primarily through issuances of commercial paper under our U.S. dollar and Euro-denominated commercial paper programs. Under these programs, we may issue unsecured, short-term promissory notes with maturities not exceeding 397 and 183 days, respectively. Interest expense on the notes is paid at maturity and is generally based on our credit ratings at the time of issuance and prevailing short-term interest rates.

As of December 31, 2016, $348 million of commercial paper was outstanding under the U.S. dollar-denominated commercial paper program with a weighted average annual interest rate of 1.08% and a weighted average remaining maturity of approximately 9 days. As of December 31, 2016, $27 million of commercial paper was outstanding under the Euro-denominated commercial paper program with a weighted average annual interest rate of (0.06)% and a weighted average remaining maturity of approximately 35 days.

Credit support for the Commercial Paper Programs is provided by the Revolving Credit Facility. The availability of the Revolving Credit Facility as a standby liquidity facility to repay maturing commercial paper is an important factor in maintaining the Commercial Paper Programs’ existing credit ratings. We expect to limit any borrowings under the Revolving Credit Facility to amounts that would leave sufficient credit available under the facility to allow us to borrow, if needed, to repay all of the outstanding commercial paper as it matures.

Our ability to access the commercial paper market, and the related costs of these borrowings, is affected by the strength of our credit rating and market conditions. Any downgrade in our credit rating would increase the cost of borrowing under our commercial paper programs and the Credit Agreement, and could limit or preclude our ability to issue commercial paper. If our access to the commercial paper market is adversely affected due to a downgrade, change in market conditions or otherwise, we would expect to rely on a combination of available cash, operating cash flow and the Credit Agreement to provide short-term funding. In such event, the cost of borrowings under the Credit Agreement could be higher than the historic cost of commercial paper borrowings.

We classified our borrowings outstanding under the Commercial Paper Programs as of December 31, 2016 as long-term debt in the accompanying Consolidated and Combined Balance Sheets as we had the intent and ability, as supported by availability under the Revolving Credit Facility referenced above, to refinance these borrowings for at least one year from the balance sheet date.

Long-Term Indebtedness

On June 20, 2016, we completed the private placement of each of the following series of the Notes to qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”) and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act:

•	$300 million aggregate principal amount of senior notes due June 15, 2019 (the “2019 Notes”) issued at 99.893% of their principal amount and bearing interest at the rate of 1.80% per year.

•	$750 million aggregate principal amount of senior notes due June 15, 2021 issued at 99.977% of their principal amount and bearing interest at the rate of 2.35% per year.

•	$900 million aggregate principal amount of senior notes due June 15, 2026 issued at 99.644% of their principal amount and bearing interest at the rate of 3.15% per year.

•	$350 million and $200 million aggregate principal amounts of senior notes due June 15, 2046 issued at 99.783% and 101.564%, respectively, of their principal amounts and bearing interest at the rate of 4.30% per year.

Interest on the Notes is payable semi-annually in arrears on June 15 and December 15 of each year.

In connection with the issuance of the Notes, we entered into a registration rights agreement, pursuant to which we are obligated to use commercially reasonable efforts to file with the U.S. Securities and Exchange Commission, and cause to be declared effective, a registration statement with respect to an offer to exchange each series of Notes for registered notes with terms that are substantially identical to the Notes of such series.

Alternatively, if the exchange offers are not available or cannot be completed, we would be required to use commercially reasonable efforts to file, and cause to be declared effective, a shelf registration statement to cover resales of the Notes under the Securities Act. If we do not comply with these obligations, we will be required to pay additional interest on the Notes.

Covenants and Redemption Provisions Applicable to Notes

We may redeem the Notes of the applicable series, in whole or in part, at any time prior to the dates specified in the Notes indenture (the “Call Dates”) by paying the principal amount and the “make-whole” premium specified in the Notes indenture, plus accrued and unpaid interest. Additionally, with the exception of the 2019 Notes, which have Call Dates equal to the contractual maturity of the note, we may redeem all or any part of the Notes of the applicable series on or after the Call Dates without paying the “make-whole” premium specified in the Notes indenture.

Notes Series	Call Dates
1.80% senior unsecured notes due 2019	June 15, 2019
2.35% senior unsecured notes due 2021	May 15, 2021
3.15% senior unsecured notes due 2026	March 15, 2026
4.30% senior unsecured notes due 2046	December 15, 2045

If a change of control triggering event occurs, we will, in certain circumstances, be required to make an offer to repurchase the Notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest. A change of control triggering event is defined as the occurrence of both a change of control and a rating event, each as defined in the Notes indenture. Except in connection with a change of control triggering event, the Notes do not have any credit rating downgrade triggers that would accelerate the maturity of the Notes.

The Notes contain customary covenants, including limits on the incurrence of certain secured debt and sale/leaseback transactions. None of these covenants are considered restrictive to our operations and as of December 31, 2016, we were in compliance with all the covenants under the Notes.

Other

Following the Separation, we made interest payments of $44 million in 2016. Prior to the Separation, we did not make any interest payments because we were dependent upon Danaher for all of our working capital and financing requirements under Danaher’s centralized approach to cash management and financing of operations of its subsidiaries.

There are no minimum principal payments due under our total outstanding debt during the next two years. The future minimum principal payments due are presented in the following table:

	Term Loan	Notes	Total
2019	$500.0	$300.0	$800.0
2020	—	—	—
2021	—	750.0	750.0
Thereafter	—	1,450.0	1,450.0

Total principal payments (a)	$500.0	$2,500.0	$3,000.0

(a)	Not included in the table above are net discounts, premiums and issuance costs associated with the Notes, which totaled $20.1 million as of December 31, 2016, and have been recorded as an offset to the carrying amount of the related debt in the accompanying Consolidated and Combined Balance Sheet as of December 31, 2016. In addition, the table above does not include principal balances of $374.8 million under the Commercial Paper Programs and other financing balances of $3.3 million.

NOTE 11. PENSION PLANS

We administer and maintain 401(k) Programs. Contributions are determined based on a percentage of compensation. We recognized compensation expense for our participating U.S. employees in the 401(k) Programs totaling $50 million in 2016, $26 million in 2015 and $24 million in 2014.

Certain of our non-U.S. employees participate in noncontributory defined benefit pension plans. In general, our policy is to fund these plans based on considerations relating to legal requirements, underlying asset returns, the plan’s funded status, the anticipated deductibility of the contribution, local practices, market conditions, interest rates and other factors.

The following sets forth the funded status of our non-U.S. plans as of the most recent actuarial valuations using measurement dates of December 31 ($ in millions):

	2016	2015
Change in pension benefit obligation:
Benefit obligation at beginning of year	$326.9	$375.1
Service cost	3.5	4.9
Interest cost	7.4	8.4
Employee contributions	1.5	1.1
Benefits paid and other	(12.8)	(10.4)
Plan combinations/acquisitions	2.8	(5.9)
Actuarial loss (gain)	32.2	(17.0)
Amendments, settlements and curtailments	(1.6)	(1.7)
Foreign exchange rate impact	(24.5)	(27.6)

Benefit obligation at end of year	335.4	326.9

Change in plan assets:
Fair value of plan assets at beginning of year	196.7	214.9
Actual return on plan assets	17.9	(0.4)
Employer contributions	10.7	10.8
Employee contributions	1.5	1.1
Amendments and settlements	(0.5)	(1.7)
Benefits paid and other	(12.8)	(10.4)
Plan combinations/acquisitions	1.8	(3.4)
Foreign exchange rate impact	(17.2)	(14.2)

Fair value of plan assets at end of year	198.1	196.7

Funded status	$(137.3)	$(130.2)

Weighted average assumptions used to determine benefit obligations at date of measurement

	2016	2015
Discount rate	1.91%	2.65%
Rate of compensation increase	2.89%	2.77%

Components of net periodic pension cost

($ in millions)	2016	2015
Service cost	$3.5	$4.9
Interest cost	7.4	8.4
Expected return on plan assets	(8.1)	(8.9)
Amortization of net loss	5.5	6.9

Net periodic pension cost	$8.3	$11.3

Net periodic pension costs are included in cost of sales and SG&A in the accompanying Consolidated and Combined Statements of Earnings according to the classification of the participant’s compensation.

Weighted average assumptions used to determine net periodic pension cost at date of measurement

	2016	2015
Discount rate	2.63%	2.41%
Expected return on plan assets	4.19%	4.30%
Rate of compensation increase	2.77%	2.83%

The discount rate reflects the market rate on December 31 for high-quality fixed-income investments with maturities corresponding to our benefit obligations and is subject to change each year. The rates appropriate for each plan are determined based on investment grade instruments with maturities approximately equal to the average expected benefit payout under the plan.

Included in accumulated other comprehensive income (loss) as of December 31, 2016 are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service credits of $0.2 million ($0.2 million, net of tax) and unrecognized actuarial losses of approximately $97 million ($74 million, net of tax). The unrecognized losses are calculated as the difference between the actuarially determined projected benefit obligation, the value of the plan assets and the accumulated contributions in excess of net periodic pension costs as of December 31, 2016. The prior service credits and actuarial losses included in accumulated other comprehensive income (loss) and expected to be recognized in net periodic pension costs during the year ending December 31, 2017 is $0.1 million ($0.1 million, net of tax) and $4 million ($3 million, net of tax), respectively. No plan assets are expected to be returned to us during the year ending December 31, 2017.

Selection of Expected Rate of Return on Assets

The expected rate of return reflects the asset allocation of the plans. This rate is based primarily on broad publicly-traded-equity and fixed-income indices and forward-looking estimates of active portfolio and investment management. The expected rate of return on asset assumptions for the plans were determined on a plan-by-plan basis based on the composition of assets and ranged from 1.75% to 6.00% and 2.25% to 6.00% in 2016 and 2015, respectively.

Plan Assets

Plan assets are invested in various insurance contracts and equity and debt securities as determined by the administrator of each plan. Some of these investments, consisting of mutual funds and other private investments, are valued using the net asset value (“NAV”) method as a practical expedient. The investments valued using the NAV method are allocated across a broad array of funds and diversify the portfolio. The value of the plan assets directly affects the funded status of our pension plans recorded in the financial statements.

The fair values of our pension plan assets as of December 31, 2016, by asset category were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and equivalents	$4.4	$—	$—	$4.4
Fixed income securities:
Corporate bonds	—	0.3	—	0.3
Mutual funds	—	7.7	—	7.7
Insurance contracts	—	1.4	—	1.4

Total	$4.4	$9.4	$—	$13.8
Investments measured at NAV(a):
Mutual funds				179.8
Other private investments				4.5

Total assets at fair value				$198.1

(a)	The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total fair value of plan assets.

The fair values of our pension plan assets as of December 31, 2015, by asset category were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and equivalents	$2.9	$—	$—	$2.9
Fixed income securities:
Corporate bonds	—	(0.1)	—	(0.1)
Mutual funds	—	7.5	—	7.5
Insurance contracts	—	1.5	—	1.5

Total	$2.9	$8.9	$—	$11.8
Investments measured at NAV(a):
Mutual funds				179.6
Other private investments				5.3

Total assets at fair value				$196.7

(a)	The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total fair value of plan assets.

Certain mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded. Common stock, corporate bonds and mutual funds that are not traded on an active market are valued at quoted prices reported by investment brokers and dealers based on the underlying terms of the security and comparison to similar securities traded on an active market.

Certain mutual funds and other private investments are valued using NAV based on the information provided by the asset fund managers, which reflects the plan’s share of the fair value of the net assets of the investment. Depending on the nature of the assets, the underlying investments are valued using a combination of either discounted cash flows, earnings and market multiples, third party appraisals or through reference to the quoted market prices of the underlying investments held by the venture, partnership or private entity where available. In addition, some of these investments have limits on their redemption to monthly, quarterly, semiannually or annually and may require up to 90 days prior written notice. Valuation adjustments reflect changes in operating results, financial condition or prospects of the applicable portfolio company.

The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we believe the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Expected Contributions

During 2016, we contributed $11 million to our non-U.S. defined benefit pension plans. During 2017, our cash contribution requirements for our non-U.S. defined benefit pension plans are expected to be approximately $10 million.

The following sets forth benefit payments to participants, which reflect expected future service, as appropriate, expected to be paid by the plans in the periods indicated ($ in millions):

2017	$12.0
2018	12.4
2019	12.4
2020	12.7
2021	12.7
2022-2026	68.9

NOTE 12. INCOME TAXES

Prior to the Separation, our operating results were included in Danaher’s various consolidated U.S. federal and certain state income tax returns, as well as certain non-U.S. returns. For periods prior to the Separation, our combined financial statements reflect income tax expense and deferred tax balances as if we had filed tax returns on a standalone basis separate from Danaher. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if we were a separate taxpayer and a standalone enterprise for the first half of 2016 and for prior periods. For periods prior to the Separation, our pretax operating results exclude any intercompany financing arrangements between entities and include any transactions with Danaher as if it were an unrelated party.

Earnings before income taxes for the years ended December 31 were as follows ($ in millions):

	2016	2015	2014
United States	$812.9	$913.8	$752.0
International	384.1	355.9	527.2

Total	$1,197.0	$1,269.7	$1,279.2

The provision for income taxes for the years ended December 31 were as follows ($ in millions):

	2016	2015	2014
Current:
Federal U.S.	$227.4	$310.8	$243.8
Non-U.S.	74.6	54.3	134.4
State and local	32.7	32.8	28.4
Deferred:
Federal U.S.	(4.6)	(4.0)	10.9
Non-U.S.	(3.0)	12.7	(22.3)
State and local	(2.4)	(0.7)	0.6

Income tax provision	$324.7	$405.9	$395.8

All deferred tax assets and liabilities have been classified as noncurrent deferred tax assets and noncurrent deferred tax liabilities which are included in other assets and other long-term liabilities, respectively, in the accompanying Consolidated and Combined Balance Sheets. Deferred income tax assets and liabilities as of December 31 were as follows ($ in millions):

	2016	2015
Deferred Tax Assets:
Allowance for doubtful accounts	$28.5	$26.9
Inventories	33.0	24.3
Pension benefits	49.1	60.6
Environmental and regulatory compliance	18.9	18.9
Other accruals and prepayments	44.2	35.4
Deferred service income	10.5	15.6
Warranty services	27.1	24.8
Stock compensation expense	31.7	30.3
Tax credit and loss carryforwards	74.0	79.9
Other	8.0	11.2
Valuation allowances	(26.7)	(18.6)

Total deferred tax assets	298.3	309.3

Deferred Tax Liabilities:
Property, plant and equipment	(33.2)	(43.3)
Insurance, including self-insurance	(85.2)	—
Goodwill and other intangibles	(416.5)	(380.5)
Other	(10.0)	—

Total deferred tax liabilities	(544.9)	(423.8)

Net deferred tax liability	$(246.6)	$(114.5)

Our deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. We evaluate the realizability of deferred income tax assets for each of the jurisdictions in which we operate. If we experience cumulative pretax income in a particular jurisdiction in the three-year period including the current and prior two years, we normally conclude that the deferred income tax assets will more likely than not be realizable and no valuation allowance is recognized, unless known or planned operating developments would lead management to conclude otherwise. However, if we experience cumulative pretax losses in a particular jurisdiction in the three-year period including the current and prior two years, we then consider a series of factors in the determination of whether the deferred income tax assets can be realized. These factors include historical operating results, known or planned operating developments, the period of time over which certain temporary differences will reverse, consideration of the utilization of certain deferred income tax liabilities, tax law carryback capability in the particular country, and prudent and feasible tax planning strategies. After evaluation of these factors, if the deferred income tax assets are expected to be realized within the tax carryforward period allowed for that specific country, we would conclude that no valuation allowance would be required. To the extent that the deferred income tax assets exceed the amount that is expected to be realized within the tax carryforward period for a particular jurisdiction, we established a valuation allowance.

Applying the above methodology, valuation allowances have been established for certain deferred income tax assets to the extent they are not expected to be realized within the particular tax carryforward period.

Deferred taxes associated with U.S. entities consist of net deferred tax liabilities of approximately $293 million and $166 million inclusive of valuation allowances of $16 million and $3 million as of December 31, 2016 and December 31, 2015, respectively. Deferred taxes associated with non-U.S. entities consist of net deferred tax assets of $46 million and $51 million inclusive of valuation allowances of $11 million and $16 million as of December 31, 2016 and December 31, 2015, respectively. During 2016, our valuation allowance increased by $8 million primarily due to valuation allowances related to foreign net operating losses.

In periods prior to the Separation, the allocation of deferred taxes in the combined financial statements excluded any amounts related to insurance, including self-insurance. The Fortive Insurance Company was incorporated in June 2016.

The effective income tax rate for the years ended December 31 varies from the U.S. statutory federal income tax rate as follows:

	Percentage of Pretax Earnings
	2016	2015	2014
Statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
State income taxes (net of federal income tax benefit)	1.7%	1.8%	1.5%
Foreign income taxed at lower rate than U.S. statutory rate	(4.7)%	(4.6)%	(5.9)%
Separation related adjustments for final resolution of uncertain tax positions	(1.9)%	—%	—%
Research and experimentation credits, federal domestic production deductions and other	(3.0)%	(0.2)%	0.3%

Effective income tax rate	27.1%	32.0%	30.9%

Our effective tax rate for each of 2016, 2015 and 2014 differs from the U.S. federal statutory rate of 35.0% due principally to our earnings outside the United States that are indefinitely reinvested and taxed at rates lower than the U.S. federal statutory rate and the impact of credits and deductions provided by law.

We conduct business globally, and, as part of our global business, we file numerous income tax returns in the U.S. federal, state and foreign jurisdictions. The countries in which we have a significant presence that have lower statutory tax rates than the United States include China, Germany and the United Kingdom. Our ability to obtain a tax benefit from lower statutory tax rates outside of the United States is dependent on our levels of taxable income in these foreign countries and under current U.S. tax law. We believe that a change in the statutory tax rate of any individual foreign country would not have a material effect on our financial statements given the geographic dispersion of our taxable income.

As of December 31, 2016 our U.S. and non-U.S. net operating loss carryforwards totaled $178 million, of which $102 million is related to U.S. net operating loss carryforwards and $76 million is related to non-U.S. net operating loss carryforwards. Included in deferred tax assets as of December 31, 2016 are tax benefits for U.S. and non-U.S. net operating loss carryforwards totaling $57 million, before applicable valuation allowances of $10 million. Certain of these losses can be carried forward indefinitely and others can be carried forward to various dates from 2017 through 2036. A full valuation allowance was also established as of December 31, 2016 for $16 million of certain tax credit carryforwards from the Separation.

Following the Separation, we made income tax payments of $149 million. Prior to the Separation, we did not make any income tax payments because we were dependent upon Danaher for all of our working capital and financing requirements under Danaher’s centralized approach to cash management and financing of operations of its subsidiaries.

As of December 31, 2016, gross unrecognized tax benefits totaled $29 million ($35 million, net of the impact of $7 million of indirect tax benefits offset by $13 million associated with interest and penalties). As of December 31, 2015, gross unrecognized tax benefits totaled $170 million ($168 million, net of the impact of $41 million of indirect tax benefits offset by $39 million associated with interest and penalties). We recognized approximately $8 million in potential interest and penalties associated with uncertain tax positions during each of 2015 and 2014, and this amount was not significant in 2016. To the extent taxes are not assessed with respect to uncertain tax positions, substantially all amounts accrued (including interest and penalties and net of indirect offsets), will be reduced and reflected as a reduction of the overall income tax provision. Unrecognized tax benefits and associated accrued interest and penalties are included in our income tax provision.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding amounts accrued for potential interest and penalties, is as follows ($ in millions):

	2016	2015	2014
Unrecognized tax benefits, beginning of year	$169.9	$167.2	$146.8
Additions based on tax positions related to the current year	6.0	18.4	20.8
Additions for tax positions of prior years	0.4	9.7	11.8
Reductions for tax positions of prior years	(1.2)	(13.4)	(0.8)
Lapse of statute of limitations	(1.3)	(5.5)	(4.6)
Settlements	(0.6)	(1.5)	—
Effect of foreign currency translation	(0.4)	(5.0)	(6.8)
Separation related adjustments (a)	(144.2)	—	—

Unrecognized tax benefits, end of year	$28.6	$169.9	$167.2

(a)	Unrecognized tax benefits were reduced by $144 million in 2016 related to positions taken prior to the Separation for which Danaher, as the Former Parent, is the primary obligor and is responsible for settlement and payment of the tax expenses.

We are routinely examined by various domestic and international taxing authorities. In connection with the Separation, we entered into the Agreements with Danaher, including a tax matters agreement. The tax matters agreement distinguishes between the treatment of tax matters for “Joint” filings compared to “Separate” filings prior to the Separation. “Joint” filings involve legal entities, such as those in the United States, that include operations from both Danaher and the Company. By contrast, “Separate” filings involve certain entities (primarily outside of the United States), that exclusively include either Danaher’s or the Company’s operations, respectively. In accordance with the tax matters agreement, Danaher is liable for and has indemnified Fortive against all income tax liabilities involving “Joint” filings for periods prior to the Separation. The Company remains liable for certain pre-Separation income tax liabilities including those related to the Company’s “Separate” filings.

Pursuant to U.S. tax law, the Company’s initial U.S. federal income tax return is for the short taxable year July 2, 2016 through December 31, 2016. We expect to file our initial U.S. federal income tax return for the 2016 short tax year with the Internal Revenue Service (“IRS”) during 2017. Therefore the IRS has not yet begun an examination of the Company. Our operations in certain foreign jurisdictions remain subject to routine examination for tax years 2007 to 2016.

For most of our foreign operations, we make an assertion regarding the amount of earnings intended for indefinite reinvestment, with the balance available to be repatriated to the United States. No provisions for U.S. income taxes have been made with respect to earnings that are planned to be reinvested indefinitely outside the United States, and the amount of U.S. income taxes that may be applicable to such earnings is not readily determinable given the various tax planning alternatives we could employ if we repatriated these earnings. As of December 31, 2016 and following the restructuring of the entities associated with our foreign operations effectuated by Danaher in connection with the Separation, the basis difference based upon earnings that we plan to reinvest indefinitely outside of the United States for which deferred taxes have not been provided was approximately $941 million.

NOTE 13. RESTRUCTURING AND OTHER RELATED CHARGES

Restructuring and other related charges for the years ended December 31 were as follows ($ in millions):

	2016	2015	2014
Employee severance related	$14.7	$11.8	$23.7
Facility exit and other related	2.6	0.5	4.3
Impairment charges	4.8	12.0	—

Total restructuring and other related charges	$22.1	$24.3	$28.0

Substantially all restructuring activities initiated in 2016 were completed by December 31, 2016. We expect substantially all cash payments associated with remaining termination benefits recorded in 2016 will be paid during 2017. Substantially all planned restructuring activities related to the 2015 and 2014 plans have been completed and all cash payments related to such activities have been paid. Impairment charges in 2016 and 2015 related to certain trade names used in the Industrial Technologies segment.

The nature of our restructuring and related activities initiated in 2016, 2015 and 2014 were broadly consistent throughout our segments and focused on improvements in operational efficiency through targeted workforce reductions and facility consolidations and closures. We incurred these costs to position ourselves to provide superior products and services to our customers in a cost efficient manner, and taking into consideration broad economic uncertainties.

Restructuring and other related charges recorded for the year ended December 31 by segment were as follows ($ in millions):

	2016	2015	2014
Professional Instrumentation	$6.8	$9.4	$12.1
Industrial Technologies	15.3	14.9	15.9

Total	$22.1	$24.3	$28.0

The table below summarizes the accrual balance and utilization by type of restructuring cost associated with our 2016 and 2015 restructuring actions ($ in millions):

	Balance as of January 1, 2015	Costs Incurred	Paid/ Settled	Balance as of December 31, 2015	Costs Incurred	Paid/ Settled	Balance as of December 31, 2016
Employee severance and related	$20.6	$11.8	$(21.8)	$10.6	$14.7	$(15.7)	$9.6
Facility exit and other related	2.7	12.5	(14.3)	0.9	7.4	(7.2)	1.1

Total	$23.3	$24.3	$(36.1)	$11.5	$22.1	$(22.9)	$10.7

The restructuring and other related charges incurred during 2016 include cash charges of $17 million and $5 million of noncash charges. The restructuring and other related charges incurred during 2015 included $12 million of both cash and noncash charges. The restructuring and other related charges incurred during 2014 were all cash charges. These charges are reflected in the following captions in the accompanying Consolidated and Combined Statements of Earnings ($ in millions):

	2016	2015	2014
Cost of sales	$8.1	$5.9	$5.8
Selling, general and administrative expenses	14.0	18.4	22.2

Total	$22.1	$24.3	$28.0

NOTE 14. LEASES AND COMMITMENTS

Our operating leases extend for varying periods of time up to twenty years and, in some cases, contain renewal options that would extend existing terms beyond twenty years. Future minimum rental payments for all operating leases having initial or remaining noncancelable lease terms in excess of one year are $44 million in 2017, $38 million in 2018, $33 million in 2019, $24 million in 2020, $20 million in 2021 and $26 million thereafter. Total rent expense for all operating leases was $52 million, $53 million and $46 million for the years ended December 31, 2016, 2015 and 2014, respectively.

We generally accrue estimated warranty costs at the time of sale. In general, manufactured products are warranted against defects in material and workmanship when properly used for their intended purpose, installed correctly, and appropriately maintained. Warranty period terms depend on the nature of the product and range from ninety days up to the life of the product. The amount of the accrued warranty liability is determined based on historical information such as past experience, product failure rates or number of units repaired, estimated cost of material and labor, and in certain instances estimated property damage. The accrued warranty liability is reviewed on a quarterly basis and may be adjusted as additional information regarding expected warranty costs becomes known.

The following is a rollforward of our accrued warranty liability ($ in millions):

Balance, January 1, 2015	$64.5
Accruals for warranties issued during the year	57.7
Settlements made	(61.1)
Effect of foreign currency translation	(0.1)

Balance, December 31, 2015	$61.0
Accruals for warranties issued during the year	59.6
Settlements made	(56.0)
Additions due to acquisitions	0.5
Effect of foreign currency translation	(0.1)

Balance, December 31, 2016	$65.0

NOTE 15. LITIGATION AND CONTINGENCIES

We are, from time to time, subject to a variety of litigation and other proceedings incidental to our business, including lawsuits involving claims for damages arising out of the use of our products, software and services, claims relating to intellectual property matters, employment matters, commercial disputes, and personal injury as well as regulatory investigations or enforcement. We may also become subject to lawsuits as a result of past or future acquisitions or as a result of liabilities retained from, or representations, warranties or indemnities provided in connection with divested businesses. Some of these lawsuits may include claims for punitive and consequential as well as compensatory damages. Based upon our experience, current information and applicable law, we do not believe that these proceedings and claims will have a material adverse effect on our financial position, results of operations or cash flows.

While we maintain workers compensation, property, cargo, automobile, crime, fiduciary, product, general, and directors’ and officers’ liability insurance (and have acquired rights under similar policies in connection with certain acquisitions) that cover a portion of these claims, this insurance may be insufficient or unavailable to cover such losses. In addition, while we believe we are entitled to indemnification from third parties for some of these claims, these rights may also be insufficient or unavailable to cover such losses. We maintain third party insurance policies up to certain limits to cover certain liability costs in excess of predetermined retained amounts. For most insured risks, we purchase outside insurance coverage only for severe losses (stop loss insurance) and reserves must be established and maintained with respect to amounts within the self-insured retention.

In accordance with accounting guidance, we record a liability in the consolidated and combined financial statements for loss contingencies when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss does not meet the known or probable level but is reasonably possible and a loss or range of loss can be reasonably estimated, the estimated loss or range of loss is disclosed. These reserves consist of specific reserves for individual claims and additional amounts for anticipated developments of these claims as well as for incurred but not yet reported claims. The specific reserves for individual known claims are quantified with the assistance of legal counsel and outside risk insurance professionals where appropriate. In addition, outside risk insurance professionals may assist in the determination of reserves for incurred but not yet reported claims through evaluation of our specific loss history, actual claims reported, and industry trends among statistical and other factors. Reserve estimates are adjusted as additional information regarding a claim becomes known. While we actively pursue financial recoveries from insurance providers, we do not recognize any recoveries until realized or until such time as a sustained pattern of collections is established related to historical matters of a similar nature and magnitude. If risk insurance reserves we have established are inadequate, we would be required to incur an expense equal to the amount of the loss incurred in excess of the reserves, which would adversely affect our net earnings. Refer to Note 9 for information about the amount of our accruals for self-insurance and litigation liability.

In addition, our operations, products and services are subject to environmental laws and regulations in various jurisdictions, which impose limitations on the discharge of pollutants into the environment and establish standards for the generation, use, treatment, storage and disposal of hazardous and non-hazardous wastes. A number of our operations involve the handling, manufacturing, use or sale of substances that are or could be classified as hazardous materials within the meaning of applicable laws. We must also comply with various health and safety regulations in both the United States and abroad in connection with our operations. Compliance with these laws and regulations has not had and, based on current information and the applicable laws and regulations currently in effect, is not expected to have a material effect on our capital expenditures, earnings or competitive position, and we do not anticipate material capital expenditures for environmental control facilities.

In addition to environmental compliance costs, from time to time, we incur costs related to alleged damages associated with past or current waste disposal practices or other hazardous materials handling practices. For example, generators of hazardous substances found in disposal sites at which environmental problems are alleged to exist, as well as the current and former owners of those sites and certain other classes of persons, are subject to claims brought by state and federal regulatory agencies pursuant to statutory authority. We have received notification from the United States Environmental Protection Agency, and from state and non-U.S. environmental agencies, that conditions at certain sites where we and others previously disposed of hazardous wastes and/or are or were property owners require clean-up and other possible remedial action, including sites where we have been identified as a potentially responsible party under United States federal and state environmental laws. We have projects underway at a number of current and former facilities, in both the United States and abroad, to investigate and remediate environmental contamination resulting from past operations. Remediation activities generally relate to soil and/or groundwater contamination and may include pre-remedial activities such as fact-finding and investigation, risk assessment, feasibility study and/or design, as well as remediation actions such as contaminant removal, monitoring and/or installation, operation and maintenance of longer-term remediation systems. From time to time we are also party to personal injury or other claims brought by private parties alleging injury due to the presence of, or exposure to, hazardous substances.

We have recorded a provision for environmental investigation and remediation and environmental-related claims with respect to sites we and our subsidiaries owned or formerly owned and third party sites where we have been determined to be a potentially responsible party. We generally make an assessment of the costs involved for our remediation efforts based on environmental studies, as well as our prior experience with similar sites. The ultimate cost of site cleanup is difficult to predict given the uncertainties of our involvement in certain sites, uncertainties regarding the extent of the required cleanup, the availability of alternative cleanup methods, variations in the interpretation of applicable laws and regulations, the possibility of insurance recoveries with respect to certain sites and the fact that imposition of joint and several liability with right of contribution is possible under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and other environmental laws and regulations. If we determine that potential liability for a particular site or with respect to a personal injury claim is known or considered probable and reasonably estimable, we accrue the total estimated loss, including investigation and remediation costs, associated with the site or claim. As of December 31, 2016, we had a reserve of $9 million included in accrued expenses and other liabilities on the Consolidated and Combined Balance Sheets for environmental matters that are known or considered probable and reasonably estimable, which reflects our best estimate of the costs to be incurred with respect to such matters.

All reserves have been recorded without giving effect to any possible future third party recoveries. While we actively pursue insurance recoveries, as well as recoveries from other potentially responsible parties, we do not recognize any insurance recoveries for environmental liability claims until realized or until such time as a sustained pattern of collections is established related to historical matters of a similar nature and magnitude.

As of December 31, 2016 and 2015, we had approximately $111 million and $82 million, respectively, of guarantees consisting primarily of outstanding standby letters of credit, bank guarantees and performance and bid bonds. These guarantees have been provided in connection with certain arrangements with vendors, customers, financing counterparties and governmental entities to secure our obligations and/or performance requirements related to specific transactions. We believe that if the obligations under these instruments were triggered, they would not have a material effect on our financial statements.

NOTE 16. STOCK BASED COMPENSATION

We had no stock-based compensation plans prior to the Separation; however certain of our employees participated in the Danaher Plans, which provided for the grants of stock options, PSUs, and RSUs among other types of awards. Prior to the Separation, Danaher allocated stock-based compensation expense to the Company based on Fortive employees participating in the Danaher Plans. This is reflected in the accompanying Consolidated and Combined Statements of Earnings for periods prior to the Separation.

Outstanding performance-based RSUs and PSUs of Danaher held by our employees with pending performance goals of Danaher at the Separation date were canceled and replaced with Fortive performance-based restricted stock awards (“RSAs”) and performance stock awards (“PSAs”) with comparable value, performance goals and vesting requirements. All other terms of these equity awards continued unchanged following the conversion or replacement.

In connection with the Separation and the employee matters agreement, the Company adopted the 2016 Stock Incentive Plan (the “Stock Plan”) that became effective upon the Separation. Outstanding equity awards of Danaher held by our employees at the Separation date (the “Converted Awards”) were converted into or replaced with Fortive equity awards (the “Conversion Awards”) under the Stock Plan based on the “concentration method,” and were adjusted to maintain the economic value immediately before and after the distribution date using the relative fair market value of Danaher and Fortive common stock based on their respective closing prices as of July 1, 2016. There was no incremental stock-based compensation expense recorded as a result of this equity award conversion.

The Stock Plan provides for the grant of stock appreciation rights, RSUs, PSUs, RSAs and PSAs (collectively, “Stock Awards”), stock options or any other stock-based award. A total of 23 million shares of our common stock have been authorized for issuance under the Stock Plan. As of December 31, 2016, approximately 9 million shares of our common stock remain available for issuance under the Stock Plan. Stock options under the Stock Plan generally vest pro rata over a five-year period and terminate 10 years from the grant date, though the specific terms of each grant are determined by the Compensation Committee of our Board of Directors. Our executive officers and certain other employees may be awarded stock options with different vesting criteria and stock options granted to non-employee directors are fully vested as of the grant date. Exercise prices for stock options granted under the Stock Plan were equal to the closing price of Fortive’s common stock on the NYSE on the date of grant, while stock options issued as Conversion Awards were priced to maintain the economic value before and after the Separation.

RSUs and RSAs issued under the Stock Plan provide for the issuance of common stock at no cost to the holder. RSUs granted to employees under the Stock Plan generally provide for time-based vesting over a five year period, although certain employees may be awarded RSUs with different time-based vesting criteria, and RSAs granted to members of our senior management are also subject to performance-based vesting criteria. RSUs granted to non-employee directors under the Stock Plan vest on the earlier of the first anniversary of the grant date or the date of, and immediately prior to, the next annual meeting of our shareholders following the grant date. However, the underlying shares are not issued until the earlier of the director’s death or the first day of the seventh month following the director’s retirement from the Board of Directors (the “Board”). Prior to vesting, RSUs granted under the Stock Plan do not have dividend equivalent rights, do not have voting rights and the shares underlying the RSUs are not considered issued or outstanding. RSAs granted under the Stock Plan have all of the same dividend, voting and other rights corresponding to all other common stock, provided, however, that the dividends payable on the RSAs will accrue and be delivered at the time of delivery of the shares upon vesting of the RSA.

During 2016, PSAs were granted under the Stock Plan as Conversion Awards that vest based on our total shareholder return ranking relative to the S&P 500 Index over the performance period remaining on the corresponding Converted Awards, as well as Danaher’s total shareholder return prior to the Separation.

The equity compensation awards generally vest only if the employee is employed by us (or in the case of directors, the director continues to serve on the Board) on the vesting date or in other limited circumstances. To cover the exercise of stock options, vesting of RSUs and PSUs and issuances of RSAs and PSAs, we generally issue shares authorized but previously unissued, although we may instead issue treasury shares; provided, however, that, either type of issuance would equally reduce the number of shares available under our Stock Plan.

We account for stock-based compensation by measuring the cost of employee services received in exchange for all equity awards granted based on the fair value of the award as of the grant date. We recognize the compensation expense over the requisite service period (which is generally the vesting period but may be shorter than the vesting period, for example, if the employee becomes retirement eligible before the end of the vesting period). The fair value of RSUs is calculated using the closing price of Fortive common stock on the date of grant, adjusted for the impact of RSUs not having dividend rights prior to vesting. The fair value of RSAs is calculated using the closing price of Fortive common stock on the date of grant. The fair value of the PSUs and PSAs is calculated using a Monte Carlo pricing model. The fair value of the stock options granted is calculated using a Black-Scholes Merton (“Black-Scholes”) option pricing model.

In connection with the exercise of certain stock options and the vesting of Stock Awards issued under the Stock Plan, a number of our shares sufficient to fund statutory minimum tax withholding requirements have been withheld from the total shares issued or released to the award holder (though under the terms of the Stock Plan, the shares are considered to have been issued and are not added back to the pool of shares available for grant). During the six month period following the Separation, approximately 125 thousand shares of Fortive common stock with an aggregate value of approximately $6 million, were withheld to satisfy this requirement. The tax withholding is treated as a reduction in additional paid-in capital in the accompanying consolidated and combined financial statements.

Stock-based Compensation Expense

Stock-based compensation has been recognized as a component of SG&A in the accompanying Consolidated and Combined Statements of Earnings. Prior to the Separation, Danaher allocated stock-based compensation expense to the Company based on Fortive employees participating in the Danaher Plans. Following the Separation, the amount of stock-based compensation expense recognized during a period is based on the portion of the awards that are ultimately expected to vest. We estimate pre-vesting forfeitures at the time of grant by analyzing historical data and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. Ultimately, the total expense recognized over the vesting period will equal the fair value of awards that actually vest. Accordingly, the amounts presented for the years ended December 31, 2016, 2015 and 2014 may not be indicative of our results had we been a separate stand-alone entity throughout the periods presented.

The following summarizes the components of our stock-based compensation expense under the Stock Plan and the Danaher Plans for the years ended December 31 ($ in millions):

	2016	2015	2014
Stock Awards:
Pretax compensation expense	$28.1	$22.5	$19.3
Income tax benefit	(9.3)	(7.5)	(6.1)

Stock Award expense, net of income taxes	18.8	15.0	13.2

Stock options:
Pretax compensation expense	17.2	12.7	11.5
Income tax benefit	(5.8)	(4.3)	(3.8)

Stock option expense, net of income taxes	11.4	8.4	7.7

Total stock-based compensation:
Pretax compensation expense	45.3	35.2	30.8
Income tax benefit	(15.1)	(11.8)	(9.9)

Total stock-based compensation expense, net of income taxes	$30.2	$23.4	$20.9

The following summarizes the unrecognized compensation cost for the Stock Plan awards as of December 31, 2016. This compensation cost is expected to be recognized over a weighted average period of approximately three years, representing the remaining service period related to the awards. Future compensation amounts will be adjusted for any changes in estimated forfeitures ($ in millions):

Stock Awards	$43.3
Stock options	42.3

Total unrecognized compensation cost	$85.6

Stock Options

The following summarizes the assumptions used in the Black-Scholes model to value stock options granted under the Stock Plan and the Danaher Plans during the years ended December 31:

	2016	2015	2014
Risk-free interest rate	1.21% - 1.77%	1.6% - 2.2%	1.7% - 2.4%
Volatility (a)	24.3%	24.3%	22.4%
Dividend yield (b)	0.6%	0.6%	0.5%
Expected years until exercise	5.5 - 8.0	5.5 - 8.0	5.5 - 8.0

(a)	Weighted average volatility post-Separation was estimated based on an average historical stock price volatility of a group of peer companies given our limited trading history. Weighted average volatility for periods prior to the Separation was based on implied volatility from traded options on Danaher’s stock and the historical volatility of Danaher’s stock.
(b)	The dividend yield post-Separation is calculated by dividing our annual dividend, based on the most recent quarterly dividend rate, by Fortive’s closing stock price on the grant date. The dividend yields for periods prior to the Separation were calculated by dividing Danaher’s annual dividend, based on the most recent quarterly dividend rate, by the closing stock price on the grant date.

The following summarizes option activity under the Stock Plan and the Danaher Plans for the years ended December 31, 2016, 2015 and 2014 (in millions, except price per share and numbers of years):

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2014	7.0	$41.81
Granted	0.8	77.63
Exercised	(1.3)	33.78
Canceled/forfeited	(0.2)	57.91

Outstanding as of December 31, 2014	6.3	47.66
Granted	0.9	87.96
Exercised	(1.2)	35.28
Canceled/forfeited	(0.2)	58.77

Outstanding as of December 31, 2015	5.8	56.00
Granted	1.8
Exercised	(1.6)
Canceled/forfeited	(0.8)
Aggregate impact of conversion related to the Separation (a)	5.5

Outstanding as of December 31, 2016	10.7	$33.23	6	$218.1

Vested and expected to vest as of December 31, 2016 (b)	10.6	$32.40	6	$213.9
Vested as of December 31, 2016	4.8	$24.79	4	$139.3

(a)	The “Aggregate impact of conversion related to the Separation” represents the additional stock options issued as a result of the Separation by applying the “concentration method” to convert employee options based on the ratio of the fair value of Danaher and Fortive common stock calculated using the closing prices as of July 1, 2016.
(b)	The “expected to vest” options are the net unvested options that remain after applying the forfeiture rate assumption to total unvested options.

The weighted average exercise price of stock options granted, exercised, canceled/forfeited is not included in the table above for the full year ended December 31, 2016 as activity during this period included the Conversion Awards. The weighted average exercise price of Fortive stock options granted, exercised and canceled/forfeited during the six months ended December 31, 2016 was $51.84, $26.13, and $40.57, respectively.

The aggregate intrinsic values in the table above represent the total pretax intrinsic value (the difference between the closing stock price of Fortive common stock on the last trading day of 2016 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2016. The amount of aggregate intrinsic value will change based on the price of Fortive’s common stock.

Options outstanding as of December 31, 2016 are summarized below (in millions; except price per share and numbers of years):

	Outstanding			Vested
Exercise Price	Shares	Average Exercise Price	Average Remaining Life (in years)	Shares	Average Exercise Price
$12.83 - $21.81	2.0	$17.25	2	2.0	$17.25
$21.82 - $26.43	1.9	24.97	5	1.5	24.85
$26.44 - $35.44	1.3	31.71	6	0.6	31.97
$35.45 - $40.12	1.4	37.84	7	0.4	38.08
$40.13 - $54.12	4.1	$43.74	9	0.3	$43.58

Total shares	10.7			4.8

The following summarizes aggregate intrinsic value, cash receipts and tax benefits realized related to stock option exercise activity under the Stock Plan and the Danaher Plans for the years ended December 31, 2016, 2015 and 2014 (in millions):

	2016	2015	2014
Aggregate intrinsic value of stock options exercised	$77.5	$73.4	$57.4
Cash receipts from stock options exercised(a)	$59.9	$51.2	$43.8
Tax benefit realized related to stock options exercised	$26.4	$23.4	$18.9

(a)	Cash receipts for periods prior to the Separation were recorded as an increase to Former Parent’s Investment and included $53.3 million in 2016, $51.2 million in 2015 and $43.8 million in 2014.

The tax benefit realized related to stock options exercised, in the table above, represents the tax deduction the Company derives when employees exercise stock options. The tax benefit is measured by the excess of the market value over the exercise price on the date of exercise. The net income tax benefit in excess of the expense recorded for financial reporting purposes (the “excess tax benefit”) is recorded as a component of equity in the consolidated and combined financial statements. For the six months ended December 31, 2016, the excess tax benefit has been recorded as an increase to additional paid-in capital and is reflected as a financing cash inflow in the accompanying Consolidated and Combined Statements of Cash Flows. Prior to the Separation, the excess tax benefit was recorded as an increase to Former Parent’s Investment.

Stock Awards

The following summarizes information related to unvested Stock Award activity under the Stock Plan and the Danaher Plans for the years ended December 31, 2016, 2015 and 2014 (in millions; except price per share):

	Number of Stock Awards	Weighted Average Grant-Date Fair Value
Unvested as of January 1, 2014	1.3	$50.94
Granted	0.3	76.95
Vested	(0.4)	42.64
Forfeited	(0.1)	55.94

Unvested as of December 31, 2014	1.1	61.75
Granted	0.3	86.14
Vested	(0.2)	51.56
Forfeited	(0.1)	64.58

Unvested as of December 31, 2015	1.1	72.24
Granted	0.6
Vested	(0.4)
Forfeited	(0.3)
Aggregate impact of conversion related to the Separation (a)	1.2

Unvested as of December 31, 2016	2.2	$39.20

(a)	The “Aggregate impact of conversion related to the Separation” represents the additional Stock Awards issued as a result of the Separation by applying the “concentration method” to convert Stock Awards based on the ratio of the fair value of Danaher and Fortive common stock calculated using the closing prices as of July 1, 2016.

The weighted average grant date fair value of Stock Awards granted, vested, canceled/forfeited is not included in the table above for the full year ended December 31, 2016 as activity during this period included the conversion of Stock Awards under the Danaher Plans into awards under the Stock Plan. The weighted average grant date fair value of Stock Awards granted, vested and canceled/forfeited during the six months ended December 31, 2016 was $46.25, $33.01, and $39.59, respectively.

We realized a tax benefit of $10 million during each of the years ended December 31, 2016, 2015 and 2014 related to the vesting of Stock Awards. In 2016, any excess tax benefit attributable to Stock Awards for the period following the Separation has been recorded as an increase to additional paid-in capital and is reflected as a financing cash inflow in the accompanying Consolidated and Combined Statements of Cash Flows. In 2014, 2015 and the six months ended July 1, 2016, the excess tax benefit was recorded as an increase to Former Parent’s Investment.

NOTE 17. CAPITAL STOCK AND EARNINGS PER SHARE

Capital Stock

Under our amended and restated certificate of incorporation, as of July 1, 2016, our authorized capital stock consists of 2.0 billion common shares with a par value of $0.01 per share and 15 million preferred shares with a par value of $0.01 per share. As of December 31, 2015, Danaher owned all 100 shares of Fortive common stock that were issued and outstanding. On July 1, 2016, the 100 outstanding shares of Fortive common stock held by Danaher were recapitalized into 345,237,561 shares of Fortive common stock held by Danaher. On July 2, 2016, Danaher distributed 100 percent of Fortive outstanding common stock to its stockholders. No preferred shares were issued or outstanding on December 31, 2016.

Each share of our common stock entitles the holder to one vote on all matters to be voted upon by common stockholders. Our Board is authorized to issue shares of preferred stock in one or more series and has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The Board’s authority to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock, could potentially discourage attempts by third parties to obtain control of the Company through certain types of takeover practices.

Following the Separation, we began paying a regular quarterly dividend during the third quarter of 2016. On November 3, 2016, we declared a regular quarterly dividend of $0.07 per share paid on December 30, 2016 to holders of record on November 25, 2016. Aggregate cash payments for the two quarterly dividends paid to shareholders during 2016 were $48.4 million and were recorded as dividends to shareholders in the Consolidated and Combined Statements of Changes in Equity and the Consolidated and Combined Statements of Cash Flows.

On January 24, 2017, we declared a regular quarterly dividend of $0.07 per share payable on March 31, 2017 to holders of record on February 24, 2017.

Net earnings per share

Basic EPS is calculated by dividing net earnings by the weighted average number of shares of common stock outstanding for the applicable period. Diluted EPS is similarly calculated, except that the calculation includes the dilutive effect of the assumed issuance of shares under stock-based compensation plans except where the inclusion of such shares would have an anti-dilutive impact.

We were incorporated on November 10, 2015, accordingly, we had no shares or common equivalent shares outstanding prior to that date. The total number of shares outstanding immediately after the recapitalization described above was 345.2 million and is utilized for the calculation of both basic and diluted EPS for all periods prior to the Separation.

Information related to the calculation of net earnings per share of common stock is summarized as follows ($ and shares in millions, except per share amounts):

	Net Earnings (Numerator)	Shares (Denominator)	Per Share Amount
For the Year Ended December 31, 2016:
Basic EPS	$872.3	345.7	$2.52
Incremental shares from assumed exercise of dilutive options and vesting of dilutive Stock Awards	—	1.6

Diluted EPS	$872.3	347.3	$2.51

For the Year Ended December 31, 2015:
Basic and diluted EPS	$863.8	345.2	$2.50

For the Year Ended December 31, 2014:
Basic and diluted EPS	$883.4	345.2	$2.56

NOTE 18. SEGMENT INFORMATION

We report our results in two separate business segments consisting of Professional Instrumentation and Industrial Technologies. Operating profit represents total revenues less operating expenses, excluding other income/expense, interest and income taxes. The identifiable assets by segment are those used in each segment’s operations. Inter-segment amounts are not significant and are eliminated to arrive at combined totals.

Detailed segment data is as follows ($ in millions):

	For The Year Ended December 31
	2016	2015	2014
Sales:
Professional Instrumentation	$2,891.6	$2,974.2	$3,121.6
Industrial Technologies	3,332.7	3,204.6	3,215.6

Total	$6,224.3	$6,178.8	$6,337.2

Operating Profit:
Professional Instrumentation	$642.3	$694.8	$691.6
Industrial Technologies	667.4	617.2	597.0
Other	(63.7)	(42.3)	(43.3)

Total	$1,246.0	$1,269.7	$1,245.3

Identifiable assets:
Professional Instrumentation	$3,905.2	$3,894.0	$4,124.6
Industrial Technologies	3,294.8	3,316.6	3,231.0
Other	989.8	—	—

Total	$8,189.8	$7,210.6	$7,355.6

Depreciation and amortization:
Professional Instrumentation	$99.4	$103.5	$107.4
Industrial Technologies	75.7	73.4	70.6
Other	1.3	—	—

Total	$176.4	$176.9	$178.0

Capital expenditures, gross:
Professional Instrumentation	$36.2	$34.6	$30.0
Industrial Technologies	84.4	85.5	72.6
Other	9.0	—	—

Total	$129.6	$120.1	$102.6

Operations in Geographical Areas:

	For The Year Ended December 31
($ in millions)	2016	2015	2014
Sales:
United States	$3,471.2	$3,415.8	$3,289.5
China	536.0	501.4	498.2
Germany	268.1	268.2	321.5
All other (each country individually less than 5% of total sales)	1,949.0	1,993.4	2,228.0

Total	$6,224.3	$6,178.8	$6,337.2

	For The Year Ended December 31
($ in millions)	2016	2015	2014
Long-lived assets:
United States	$4,480.7	$4,333.9	$4,273.3
United Kingdom	353.4	359.2	432.4
Germany	262.7	349.1	346.3
All other (each country individually less than 5% of total long-lived assets)	604.3	574.3	620.2

Total	$5,701.1	$5,616.5	$5,672.2

Sales by Major Product Group:

	For The Year Ended December 31
($ in millions)	2016	2015	2014
Professional tools and equipment	$4,005.9	$3,959.7	$4,020.8
Industrial automation, controls and sensors	1,138.2	1,170.5	1,306.1
Franchise distribution	618.1	590.4	535.0
All other	462.1	458.2	475.3

Total	$6,224.3	$6,178.8	$6,337.2

NOTE 19. RELATED-PARTY TRANSACTIONS

Prior to the Separation, our transactions with Danaher were considered related party transactions. In connection with the Separation, on July 1, 2016, we entered into the Agreements with Danaher, which govern the Separation and provide a framework for the relationship between the parties going forward, including an employee matters agreement, tax matters agreement, an intellectual property matters agreement, a DBS license agreement and a TSA.

Employee Matters Agreement

The employee matters agreement sets forth, among other things, the allocation of assets, liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters in connection with the Separation, including the treatment of outstanding equity and other incentive awards and certain retirement and welfare benefit obligations. Refer to Note 16 for further discussion regarding the employee matters agreement.

Tax Matters Agreement

The tax matters agreement governs the respective rights, responsibilities and obligations of both Danaher and Fortive after the Separation with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. Refer to Note 12 and “Item 1A. Risk Factors” for further discussion regarding the tax matters agreement.

Intellectual Property Matters Agreement

The intellectual property matters agreement sets forth the terms and conditions pursuant to which Danaher and Fortive have mutually granted certain personal, generally irrevocable, non-exclusive, worldwide, and royalty-free rights to use certain intellectual property. Both parties are able to sublicense their rights in connection with activities relating to the their businesses, but not for independent use by third parties.

DBS License Agreement

The DBS license agreement sets forth the terms and conditions pursuant to which Danaher has granted a non-exclusive, worldwide, non-transferable, perpetual license to us to use DBS solely in support of our businesses. We are able to sublicense such license solely to direct and indirect wholly-owned subsidiaries. In addition, both parties have licensed to each other improvements made by such party to DBS during the first two years of the term of the DBS license agreement.

Transition Services Agreement

The TSA sets forth the terms and conditions pursuant to which Fortive and our subsidiaries and Danaher and its subsidiaries will provide to each other various services after the Separation. The services to be provided include information technology, facilities, certain accounting and other financial functions, and administrative services. The charges for the transition services generally are expected to allow the providing company to fully recover all out-of-pocket costs and expenses it actually incurs in connection with providing the service, plus, in some cases, the allocated indirect costs of providing the services, generally without profit.

TSA Payments

In accordance with the TSA, we made net payments of approximately $13 million to Danaher during the year ended December 31, 2016 for various services provided.

Revenue and Other Transactions Entered Into In the Ordinary Course of Business

Prior to the Separation, we operated as part of Danaher and not as a stand-alone company and certain of our revenue arrangements related to contracts entered into in the ordinary course of business with Danaher and its affiliates.

We recorded revenues of approximately $31 million, $38 million and $39 million from sales to Danaher and its subsidiaries during the years ended December 31, 2016, 2015 and 2014, respectively.

Following the Separation, we continue to enter into arms-length revenue arrangements in the ordinary course of business with Danaher and its affiliates, although certain agreements were entered into or terminated as a result of the Separation. During the six months ended December 31, 2016 following the Separation, sales to and purchases from Danaher and its subsidiaries were $11 million and $10 million, respectively.

Allocation of Expenses Prior to the Separation

Prior to the Separation, we operated as part of Danaher and not as a stand-alone company. Accordingly, certain shared costs for management and support functions which were provided on a centralized basis within Danaher were allocated to us and are reflected as expenses in these financial statements prior to the Separation date. We consider the allocation methodologies used to be reasonable and appropriate reflections of the related expenses attributable to us for purposes of the carved-out financial statements; however, the expenses reflected in these financial statements for periods prior to the Separation date may not be indicative of the actual expenses that would have been incurred during the periods presented if we had operated as a separate stand-alone entity. In addition, the expenses reflected in the financial statements may not be indicative of expenses that we will incur in the future.

Expenses allocated to us from Danaher and its subsidiaries for the six months ended July 1, 2016 and the years ended December 31, 2015 and 2014 were $117 million, $201 million and $197 million, respectively. Following the Separation, we independently incur expenses as a stand-alone company and no expenses are allocated by Danaher.

Corporate Expenses

Certain corporate overhead and shared expenses incurred by Danaher and its subsidiaries prior to the Separation were allocated to us and are reflected in the Consolidated and Combined Statements of Earnings. These amounts include, but are not limited to, items such as general management and executive oversight, costs to support Danaher’s information technology infrastructure, facilities, compliance, human resources, marketing and legal functions and financial management and transaction processing including public company reporting, consolidated tax filings and tax planning, Danaher benefit plan administration, risk management and consolidated treasury services, certain employee benefits and incentives, and stock based compensation administration. These costs were allocated using methodologies that we believe are reasonable for the item being allocated. Allocation methodologies included our relative share of revenues, headcount, or functional spend as a percentage of the total. Following the Separation, we independently incur corporate overhead costs and no corporate overhead costs are allocated by Danaher.

Insurance Programs Administered by Danaher

In addition to the corporate allocations discussed above, prior to the Separation we were allocated expenses related to certain insurance programs Danaher administered on our behalf, including workers compensation, property, cargo, automobile, crime, fiduciary, product, general and directors’ and officers’ liability insurance. These amounts were allocated using various methodologies, as described below. Included within the insurance cost allocation are allocations related to programs for which Danaher was self-insured up to a certain amount. For the self-insured component, costs were allocated to us based on our incurred claims. Danaher had premium based policies which covered amounts in excess of the self-insured retentions. We were allocated a portion of the total insurance cost incurred by Danaher based on our pro-rata portion of Danaher’s total underlying exposure base.

In connection with the Separation, we established similar independent self-insurance programs to support any outstanding claims going forward.

Medical Insurance Programs Administered by Danaher

In addition to the corporate allocations discussed above, prior to the Separation we were allocated expenses related to the medical insurance programs Danaher administered on our behalf prior to the Separation. These amounts were allocated based on actual medical claims incurred by our employees during the period. In connection with the Separation, we established independent medical insurance programs similar those previously provided by Danaher.

Deferred Compensation Program Administered by Danaher

Refer to Note 8 for information regarding our deferred compensation program. In connection with the Separation, we established a similar independent, nonqualified deferred compensation program.

NOTE 20. QUARTERLY DATA - UNAUDITED

($ in millions, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2016:
Sales	$1,474.7	$1,555.1	$1,567.4	$1,627.1
Gross profit	695.2	768.1	772.9	796.6
Operating profit	263.0	322.1	323.2	337.7
Net earnings	182.0	238.9	226.9	224.5
Net earnings per share:
Basic (a)	$0.53	$0.69	$0.66	$0.65
Diluted	$0.53	$0.69	$0.65	$0.64

($ in millions, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2015:
Sales	$1,513.5	$1,564.9	$1,524.6	$1,575.8
Gross profit	730.7	764.8	747.2	757.3
Operating profit	294.1	335.7	301.8	338.1
Net earnings	203.7	227.4	196.6	236.1
Net earnings per share:
Basic and diluted	$0.59	$0.66	$0.57	$0.68

(a)	Basic net earnings per share amounts do not cross add to the full year amount due to rounding.

FORTIVE CORPORATION AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

($ in millions)

Classification	Balance at Beginning of Period(a)	Charged to Costs & Expenses	Impact of Currency	Charged to Other Accounts(b)	Write Offs, Write Downs & Deductions	Balance at End of Period(a)
Year Ended December 31, 2016:
Allowances deducted from asset account
Allowance for doubtful accounts	$76.8	$31.0	$(0.7)	$0.1	$(25.3)	$81.9

Year Ended December 31, 2015:
Allowances deducted from asset account
Allowance for doubtful accounts	$71.4	$31.6	$(0.9)	$—	$(25.3)	$76.8

Year Ended December 31, 2014:
Allowances deducted from asset account
Allowance for doubtful accounts	$73.4	$26.0	$(0.7)	$0.9	$(28.2)	$71.4

(a)	Amounts include allowance for doubtful accounts classified as current and noncurrent.
(b)	Amounts related to businesses acquired, net of amounts related to businesses disposed.

FORTIVE CORPORATION AND SUBSIDIARIES

CONSOLIDATED CONDENSED BALANCE SHEETS

($ in millions, except per share amounts)

	As of
	March 31, 2017	December 31, 2016
	(unaudited)
ASSETS
Current assets:
Cash and equivalents	$817.6	$803.2
Accounts receivable, net	944.1	945.4
Inventories:
Finished goods	209.9	198.3
Work in process	90.1	79.3
Raw materials	271.6	267.0

Total inventories	571.6	544.6
Prepaid expenses and other current assets	184.1	195.5

Total current assets	2,517.4	2,488.7
Property, plant and equipment, net of accumulated depreciation of $1,027.6 and $1,004.2 at March 31, 2017 and December 31, 2016, respectively	552.9	547.6
Other assets	428.6	427.2
Goodwill	3,999.2	3,979.0
Other intangible assets, net	736.2	747.3

Total assets	$8,234.3	$8,189.8

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$623.3	$666.2
Accrued expenses and other current liabilities	777.7	800.3

Total current liabilities	1,401.0	1,466.5
Other long-term liabilities	678.7	674.3
Long-term debt	3,262.7	3,358.0
Equity:
Preferred stock: $0.01 par value, 15 million shares authorized; no shares issued or outstanding	—	—
Common stock: $0.01 par value, 2.0 billion shares authorized; 346.8 million and 346.0 million issued; 346.6 million and 345.9 million outstanding at March 31, 2017 and December 31, 2016, respectively	3.5	3.5
Additional paid-in capital	2,407.8	2,427.2
Retained earnings	578.5	403.0
Accumulated other comprehensive income (loss)	(101.4)	(145.8)

Total Fortive stockholders’ equity	2,888.4	2,687.9
Noncontrolling interests	3.5	3.1

Total stockholders’ equity	2,891.9	2,691.0

Total liabilities and equity	$8,234.3	$8,189.8

See the accompanying Notes to the Consolidated and Combined Condensed Financial Statements.

FORTIVE CORPORATION AND SUBSIDIARIES

CONSOLIDATED AND COMBINED CONDENSED STATEMENTS OF EARNINGS

($ and shares in millions, except per share amounts)

(unaudited)

	Three Months Ended
	March 31, 2017	April 1, 2016
Sales	$1,535.2	$1,474.7
Cost of sales	(791.2)	(779.5)

Gross profit	744.0	695.2
Operating costs:
Selling, general and administrative expenses	(352.9)	(338.5)
Research and development expenses	(96.2)	(93.7)

Operating profit	294.9	263.0
Non-operating expense:
Interest expense	(22.6)	—

Earnings before income taxes	272.3	263.0
Income taxes	(72.6)	(81.0)

Net earnings	$199.7	$182.0

Net earnings per share:
Basic	$0.58	$0.53
Diluted	$0.57	$0.53
Average common stock and common equivalent shares outstanding:
Basic	347.0	345.2
Diluted	351.5	345.2

See the accompanying Notes to the Consolidated and Combined Condensed Financial Statements.

FORTIVE CORPORATION AND SUBSIDIARIES

CONSOLIDATED AND COMBINED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

($ in millions)

(unaudited)

	Three Months Ended
	March 31, 2017	April 1, 2016
Net earnings	$199.7	$182.0
Other comprehensive income (loss), net of income taxes:
Foreign currency translation adjustments	43.6	22.1
Pension adjustments	0.8	1.0

Total other comprehensive income (loss), net of income taxes	44.4	23.1

Comprehensive income	$244.1	$205.1

See the accompanying Notes to the Consolidated and Combined Condensed Financial Statements.

FORTIVE CORPORATION AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN EQUITY

($ and shares in millions)

(unaudited)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests
	Shares	Amount
Balance, December 31, 2016	345.9	$3.5	$2,427.2	$403.0	$(145.8)	$3.1
Net earnings for the period	—	—	—	199.7	—	—
Dividends to shareholders	—	—	—	(24.2)	—	—
Separation related adjustments	—	—	(33.6)	—	—	—
Other comprehensive income	—	—	—	—	44.4	—
Common stock-based award activity	0.7	—	14.2	—	—	—
Change in noncontrolling interests	—	—	—	—	—	0.4

Balance, March 31, 2017	346.6	$3.5	$2,407.8	$578.5	$(101.4)	$3.5

See the accompanying Notes to the Consolidated and Combined Condensed Financial Statements.

FORTIVE CORPORATION AND SUBSIDIARIES

CONSOLIDATED AND COMBINED CONDENSED STATEMENTS OF CASH FLOWS

($ in millions)

(unaudited)

	Three Months Ended
	March 31, 2017	April 1, 2016
Cash flows from operating activities:
Net earnings	$199.7	$182.0
Noncash items:
Depreciation	23.4	21.5
Amortization	13.3	22.4
Stock-based compensation expense	12.0	11.5
Change in accounts receivable, net	10.0	61.0
Change in inventories	(24.2)	(24.6)
Change in trade accounts payable	(47.5)	(39.0)
Change in prepaid expenses and other assets	(0.6)	5.4
Change in accrued expenses and other liabilities	(37.8)	(63.0)

Net cash provided by operating activities	148.3	177.2

Cash flows from investing activities:
Cash paid for acquisitions	—	(12.8)
Payments for additions to property, plant and equipment	(26.8)	(28.4)
All other investing activities	(0.6)	2.0

Net cash used in investing activities	(27.4)	(39.2)

Cash flows from financing activities:
Net repayments of borrowings (maturities of 90 days or less)	(95.5)	—
Payment of dividends	(24.2)	—
Net transfers to Former Parent	—	(138.0)
All other financing activities	0.3	—

Net cash used in financing activities	(119.4)	(138.0)

Effect of exchange rate changes on cash and equivalents	12.9	—

Net change in cash and equivalents	14.4	—
Beginning balance of cash and equivalents	803.2	—

Ending balance of cash and equivalents	$817.6	$—

See the accompanying Notes to the Consolidated and Combined Condensed Financial Statements.

FORTIVE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 1. BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Fortive Corporation (“Fortive” or the “Company”) is a diversified industrial growth company encompassing businesses that are recognized leaders in attractive markets. Our well-known brands hold leading positions in advanced instrumentation and solutions, transportation technology, sensing, automation and specialty, and franchise distribution markets. Our businesses design, develop, service, manufacture and market professional and engineered products, software and services for a variety of end markets, building upon leading brand names, innovative technology and significant market positions.

Separation from Danaher Corporation—We completed our separation from Danaher Corporation (“Danaher” or “Former Parent”) on July 2, 2016 (the “Separation”). The Separation was completed in the form of a pro rata distribution to Danaher stockholders of record on June 15, 2016 of 100 percent of the outstanding shares of Fortive Corporation held by Danaher.

Fortive was incorporated on November 10, 2015, accordingly, we had no shares or common equivalent shares outstanding prior to that date. The total number of shares outstanding on July 1, 2016, immediately prior to the Separation, was 345.2 million and is utilized for the calculation of both basic and diluted net earnings per share (“EPS”) for all periods prior to the Separation. For further discussion of the Separation refer to Note 1 of our 2016 Annual Report on Form 10-K.

Basis of Presentation—We prepared the unaudited consolidated and combined condensed financial statements included herein in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) applicable for interim periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations; however, we believe the disclosures are adequate to make the information presented not misleading. The consolidated and combined condensed financial statements included herein should be read in conjunction with the audited annual consolidated and combined financial statements as of and for the year ended December 31, 2016 and the Notes thereto included within our 2016 Annual Report on Form 10-K.

In our opinion, the accompanying financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to fairly present our financial position as of March 31, 2017 and December 31, 2016, and our results of operations and cash flows for the three months ended March 31, 2017 and April 1, 2016.

Prior to the Separation, our businesses were comprised of certain Danaher operating units (the “Fortive Businesses”). The combined condensed financial statements for periods prior to the Separation were derived from Danaher’s consolidated financial statements and accounting records and prepared in accordance with GAAP for the preparation of carved-out combined financial statements. Prior to the Separation, all revenues and costs as well as assets and liabilities directly associated with Fortive have been included in the combined condensed financial statements. Additionally, the combined condensed financial statements for periods prior to the Separation included allocations of certain general, administrative, sales and marketing expenses and cost of sales from Danaher’s corporate office and from other Danaher businesses to Fortive, and allocations of related assets, and liabilities, as applicable. The allocations were determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had we been operating independently of Danaher during the applicable periods. Accordingly, our combined condensed financial statements may not be indicative of our results had we been a separate stand-alone entity throughout the periods presented. For further discussion of related party allocations prior to the Separation, including the method for such allocation, refer to Note 19 of our 2016 Annual Report on Form 10-K.

Following the Separation, the consolidated financial statements include the accounts of Fortive and those of our wholly-owned subsidiaries and no longer include any allocations from Danaher. Accordingly:

•	The Consolidated Condensed Balance Sheets at March 31, 2017 and December 31, 2016 consist of our consolidated balances.

•	The Consolidated Condensed Statement of Earnings, Statement of Comprehensive Income, Statement of Changes in Equity and Statement of Cash Flows for the three months ended March 31, 2017 consist of our consolidated results. The Combined Condensed Statement of Earnings, Statement of Comprehensive Income and Statement of Cash Flows for the three months ended April 1, 2016, consist of the combined results of the Fortive Businesses.

Accumulated Other Comprehensive Income (Loss)—The changes in accumulated other comprehensive income (loss) by component are summarized below ($ in millions). Foreign currency translation adjustments are generally not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

	Foreign currency translation adjustments	Pension & post- retirement plan benefit adjustments (b)	Total
For the Three Months Ended March 31, 2017:
Balance, December 31, 2016	$(72.6)	$(73.2)	$(145.8)
Other comprehensive income (loss) before reclassifications, net of income taxes	43.6	—	43.6
Amounts reclassified from accumulated other comprehensive income (loss):
Increase (decrease)	—	1.1 (a)	1.1
Income tax impact	—	(0.3)	(0.3)

Amounts reclassified from accumulated other comprehensive income (loss), net of income taxes	—	0.8	0.8

Net current period other comprehensive income (loss), net of income taxes	43.6	0.8	44.4

Balance, March 31, 2017	$(29.0)	$(72.4)	$(101.4)

For the Three Months Ended April 1, 2016:
Balance, December 31, 2015	$51.2	$(65.6)	$(14.4)
Other comprehensive income (loss) before reclassifications, net of income taxes	22.1	—	22.1
Amounts reclassified from accumulated other comprehensive income (loss):
Increase (decrease)	—	1.3 (a)	1.3
Income tax impact	—	(0.3)	(0.3)

Amounts reclassified from accumulated other comprehensive income (loss), net of income taxes	—	1.0	1.0

Net current period other comprehensive income (loss), net of income taxes	22.1	1.0	23.1

Balance, April 1, 2016	$73.3	$(64.6)	$8.7

(a)	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost (refer to Note 6 for additional details).
(b)	Includes balances relating to non-U.S. employee defined benefit plans, supplemental executive retirement plans and other postretirement employee benefit plans.

New Accounting Standards—In March 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which aims to improve the presentation of net periodic pension cost. Under current accounting standards, all components of net periodic pension costs are aggregated and reported in cost of sales or selling, general and administrative expenses in the financial statements. Under the new standard we will be required to report only the service cost component in cost of sales or selling, general and administrative expenses; and the other components of net periodic pension costs (which include interest costs, expected return on plan assets and amortization of net loss) will be required to be presented in non-operating expenses. The presentation requirement of this standard is effective for us beginning January 1, 2018 (with early adoption permitted) using a retrospective transition approach and provides for certain practical expedients. We are currently evaluating the impact of this standard on our financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which will require, among other items, lessees to recognize a right-of-use asset and a lease liability for most leases. The standard also requires disclosures by lessees and lessors about the amount, timing and uncertainty of cash flows arising from leases. The accounting applied by a lessor is largely unchanged from that applied under the current standard. This standard is effective for us beginning January 1, 2019 (with early adoption permitted) using a modified retrospective transition approach and provides for certain practical expedients. We are currently evaluating the impact of this standard on our financial statements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which impacts virtually all aspects of an entity’s revenue recognition. The core principle of the new standard is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. During 2016, the FASB issued several amendments to the standard, including clarification to the guidance on reporting revenues as a principal versus an agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability, presentation of sales taxes, impairment testing for contract costs and disclosure of performance obligations. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented and the cumulative effect of applying the standard would be recognized at the earliest period shown, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. We currently anticipate adopting the standard using the modified retrospective method. This standard is effective for us and we will adopt this standard beginning January 1, 2018. We are currently assessing the impact that the adoption of the new standard will have on our financial statements and related disclosures.

The impact of adopting this standard is not expected to be material. We expect recognition of revenue for a majority of customer contracts to remain substantially unchanged. While we are continuing to assess all potential impacts of the standard, we currently believe the more significant impacts relate to certain customer contracts that will be recognized over time, accounting for any required deferral of commissions which previously were expensed as incurred and may qualify for capitalization under the new standard, and changes to the timing of recognition of revenue and costs related to certain warranty arrangements.

NOTE 2. ACQUISITIONS

For a full description of our acquisition activity, reference is made to Note 3 of our 2016 Annual Report on Form 10-K.

We continually evaluate potential acquisitions that either strategically fit with our existing portfolio or expand our portfolio into a new and attractive business area. We have completed a number of acquisitions that have been accounted for as purchases and have resulted in the recognition of goodwill in our financial statements. This goodwill arises because the purchase prices for these businesses reflect a number of factors including the future earnings and cash flow potential of these businesses, the multiple to earnings, cash flow and other factors at which similar businesses have been purchased by other acquirers, the competitive nature of the processes by which we acquired the businesses, the avoidance of the time and costs which would be required (and the associated risks that would be encountered) to enhance our existing offerings to key target markets and develop new and profitable businesses, and the complementary strategic fit and resulting synergies these businesses bring to existing operations.

We make an initial allocation of the purchase price at the date of acquisition based upon our understanding of the fair value of the acquired assets and assumed liabilities. We obtain this information during due diligence and through other sources. In the months after closing, as we obtain additional information about these assets and liabilities, including through tangible and intangible asset appraisals, and learn more about the newly acquired business, we are able to refine the estimates of fair value and more accurately allocate the purchase price. Only items identified as of the acquisition date are considered for subsequent adjustment. We are in the process of obtaining valuations of certain acquired intangible assets in connection with certain acquisitions. We make appropriate adjustments to purchase price allocations prior to completion of the applicable measurement period, as required.

NOTE 3. GOODWILL

The following is a rollforward of our goodwill ($ in millions):

Balance, December 31, 2016	$3,979.0
Foreign currency translation & other	20.2

Balance, March 31, 2017	$3,999.2

The carrying value of goodwill by segment is summarized as follows ($ in millions):

	March 31, 2017	December 31, 2016
Professional Instrumentation	$2,435.9	$2,423.7
Industrial Technologies	1,563.3	1,555.3

Total goodwill	$3,999.2	$3,979.0

We have not identified any “triggering” events which would have indicated a potential impairment of goodwill in the three months ended March 31, 2017.

NOTE 4. FAIR VALUE MEASUREMENTS

Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where our assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy as established within the accounting standards. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. Level 3 inputs are unobservable inputs based on our assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A summary of financial liabilities that are measured at fair value on a recurring basis were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
March 31, 2017
Deferred compensation liabilities	$—	$17.9	$—	$17.9
December 31, 2016
Deferred compensation liabilities	$—	$14.8	$—	$14.8

Certain of our management employees participate in our nonqualified deferred compensation programs that permit such employees to defer a portion of their compensation, on a pretax basis, until after their termination of employment. All amounts deferred under such plans are unfunded, unsecured obligations and are presented as a component of our compensation and benefits accrual included in other long-term liabilities in the accompanying Consolidated Condensed Balance Sheets. Participants may choose among alternative earning rates for the amounts they defer, which are primarily based on investment options within our defined contribution plans for the benefit of U.S. employees (except that the earnings rates for amounts contributed unilaterally by the Company are entirely based on changes in the value of Fortive common stock). Changes in the deferred compensation liability under these programs are recognized based on changes in the fair value of the participants’ accounts, which are based on the applicable earnings rates.

Fair Value of Financial Instruments

The carrying amounts and fair values of financial instruments were as follows ($ in millions):

	March 31, 2017		December 31, 2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term borrowings	$3,262.7	$3,240.5	$3,358.0	$3,321.4

As of March 31, 2017 and December 31, 2016, the long-term borrowings were categorized as Level 1.

The fair value of long-term borrowings was based on quoted market prices. The difference between the fair value and the carrying amounts of long-term borrowings may be attributable to changes in market interest rates and/or our credit ratings subsequent to the incurrence of the borrowing. The fair values of cash and cash equivalents, accounts receivable, net and trade accounts payable approximate their carrying amounts due to the short-term maturities of these instruments.

NOTE 5. FINANCING

As of March 31, 2017, we were in compliance with all of our debt covenants. The carrying value of the components of our debt were as follows ($ in millions):

	March 31, 2017	December 31, 2016
U.S. dollar-denominated commercial paper	$118.5	$347.9
Euro-denominated commercial paper	160.3	26.8
Variable interest rate term loan	500.0	500.0
1.80% senior unsecured notes due 2019	298.4	298.3
2.35% senior unsecured notes due 2021	745.1	744.8
3.15% senior unsecured notes due 2026	890.4	890.1
4.30% senior unsecured notes due 2046	546.8	546.8
Other	3.2	3.3

Long-term debt	$3,262.7	$3,358.0

Net discounts, premiums and issuance costs of $19.3 million and $20.1 million as of March 31, 2017 and December 31, 2016, respectively, and have been netted against the aggregate principal amounts of the components of debt table above. Refer to Note 10 of our 2016 Annual Report on Form 10-K for a full description of our debt financing.

We generally satisfy any short-term liquidity needs that are not met through operating cash flows and available cash primarily through issuances of commercial paper under our U.S. dollar and Euro-denominated commercial paper programs (“Commercial Paper Programs”). Credit support for the Commercial Paper Programs is provided by a five-year $1.5 billion senior unsecured revolving credit facility that expires on June 16, 2021 (the “Revolving Credit Facility”) which can also be used for working capital and other general corporate purposes. As of March 31, 2017, no borrowings were outstanding under the Revolving Credit Facility.

As of March 31, 2017, $118 million of commercial paper was outstanding under the U.S. dollar-denominated commercial paper program with a weighted average annual interest rate of 1.29% and a weighted average remaining maturity of approximately 7 days. As of March 31, 2017, $160 million of commercial paper was outstanding under the Euro-denominated commercial paper program with a weighted average annual interest rate of (0.04)% and a weighted average remaining maturity of approximately 37 days.

We classified our borrowings outstanding under the Commercial Paper Programs as of March 31, 2017 as long-term debt in the accompanying Consolidated Condensed Balance Sheets as we had the intent and ability, as supported by availability under the Revolving Credit Facility referenced above, to refinance these borrowings for at least one year from the balance sheet date.

NOTE 6. PENSION PLANS

We have noncontributory defined benefit pension plans outside of the United States. The following sets forth the components of our net periodic pension costs associated with these plans ($ in millions):

	Three Months Ended
	March 31, 2017	April 1, 2016
Service cost	$1.0	$0.8
Interest cost	1.4	1.9
Expected return on plan assets	(1.8)	(2.0)
Amortization of net loss	1.1	1.3

Net periodic pension cost	$1.7	$2.0

Net periodic pension costs are included in cost of sales and selling, general and administrative expenses in the accompanying Consolidated and Combined Condensed Statements of Earnings.

Employer Contributions

During 2017, our cash contribution requirements for our defined benefit pension plans are expected to be approximately $10 million. The ultimate amounts to be contributed depend upon, among other things, legal requirements, underlying asset returns, the plan’s funded status, the anticipated tax deductibility of the contribution, local practices, market conditions, interest rates and other factors.

NOTE 7. INCOME TAXES

Our effective tax rate for the three months ended March 31, 2017, was 26.7% as compared to 30.8% for the three months ended April 1, 2016. The difference in effective tax rates between the periods is primarily attributable to greater federal and international tax benefits. Our effective tax rates for 2017 and 2016 differ from the

U.S. federal statutory rate of 35% due principally to our earnings outside the United States that are indefinitely reinvested and taxed at rates lower than the U.S. federal statutory rate and the impact of credits and deductions provided by law.

NOTE 8. STOCK-BASED COMPENSATION

We had no stock-based compensation plans prior to the Separation; however certain of our employees had participated in Danaher’s stock-based compensation plans (“Danaher Plans”), which provided for the grants of stock options, performance stock units (“PSUs”), and restricted stock units (“RSUs”) among other types of awards.

In connection with the Separation, the Company adopted the 2016 Stock Incentive Plan (the “Stock Plan”). Outstanding equity awards of Danaher held by our employees at the Separation date were converted into or replaced with Fortive equity awards under the Stock Plan. The Stock Plan provides for the grant of stock appreciation rights, RSUs, PSUs, restricted stock awards and performance stock awards (collectively, “Stock Awards”), stock options or any other stock-based award. As of March 31, 2017, approximately 7 million shares of our common stock were reserved for issuance under the Stock Plan. For a full description of our stock-based compensation program refer to Note 16 of our 2016 Annual Report on Form 10-K.

When stock options are exercised by the employee or Stock Awards vest, we derive a tax deduction measured by the excess of the market value on such date over the grant date price. During the three months ended March 31, 2017, we realized a tax benefit of $9.6 million related to employee stock options that were exercised and Stock Awards that vested. As of January 1, 2017, we prospectively adopted ASU No. 2016-09, Compensation—Stock Compensation (Topic 718). Accordingly, we recorded the excess of the tax benefit related to the exercise of stock options and vesting of Stock Awards over the expense recorded for financial statement reporting purposes (the “Excess Tax Benefit”) as a component of income tax expense and as an operating cash inflow in the accompanying consolidated and combined condensed financial statements. Such Excess Tax Benefit was $4.9 million during the three months ended March 31, 2017.

Stock-based Compensation Expense

Stock-based compensation has been recognized as a component of selling, general & administrative expenses in the accompanying Consolidated and Combined Condensed Statements of Earnings. Under ASU 2019-09, we will continue to recognize stock-based compensation expense based on the portion of the awards that are ultimately expected to vest. Prior to the Separation, Danaher allocated stock-based compensation expense to the Company based on Fortive employees participating in the Danaher Plans. These allocations are reflected in the accompanying Combined Condensed Statement of Earnings for the three months ended April 1, 2016.

The following summarizes the components of our stock-based compensation expense under the Stock Plan and the Danaher Plans ($ in millions):

	Three Months Ended
	March 31, 2017	April 1, 2016
Stock Awards:
Pretax compensation expense	$7.4	$7.1
Income tax benefit	(2.5)	(2.3)

Stock Award expense, net of income taxes	4.9	4.8

Stock options:
Pretax compensation expense	4.6	4.4
Income tax benefit	(1.6)	(1.5)

Stock option expense, net of income taxes	3.0	2.9

Total stock-based compensation:
Pretax compensation expense	12.0	11.5
Income tax benefit	(4.1)	(3.8)

Total stock-based compensation expense, net of income taxes	$7.9	$7.7

The following summarizes the unrecognized compensation cost for the Stock Plan awards as of March 31, 2017. This compensation cost is expected to be recognized over a weighted average period of approximately two years, representing the remaining service period related to the awards. Future compensation amounts will be adjusted for any changes in estimated forfeitures ($ in millions):

Stock Awards	$60.1
Stock options	54.9

Total unrecognized compensation cost	$115.0

In connection with the exercise of certain stock options and the vesting of Stock Awards issued under the Stock Plan, a number of shares of Fortive common stock sufficient to fund statutory minimum tax withholding requirements has been withheld from the total shares issued or released to the award holder (though under the terms of the Stock Plan, the shares are considered to have been issued and are not added back to the pool of shares available for grant). During the three months ended March 31, 2017, approximately 112 thousand shares of Fortive common stock with an aggregate value of $6.5 million, were withheld to satisfy this requirement. This withholding is treated as a reduction in additional paid-in capital in the accompanying Consolidated Condensed Statement of Changes in Equity.

Stock Options

The following summarizes the assumptions used in the Black-Scholes Merton option pricing model to value stock options granted under the Stock Plan during the three months ended March 31, 2017:

Risk-free interest rate	1.95% - 2.26%
Weighted average volatility (a)	21.0%
Dividend yield	0.5%
Expected years until exercise	5.5 - 8.0

(a)	Weighted average volatility was estimated based on an average historical stock price volatility of a group of peer companies, given our limited trading history.

The following summarizes option activity under the Stock Plan for the three months ended March 31, 2017 (in millions, except price per share and numbers of years):

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2016	10.7	$33.23
Granted	1.8	57.26
Exercised	(0.3)	25.35
Canceled/forfeited	(0.1)	39.83

Outstanding as of March 31, 2017	12.1	$36.86	6.8	$282.3

Vested and expected to vest as of March 31, 2017 (a)	11.6	$36.40	6.7	$276.0
Vested as of March 31, 2017	5.3	$26.49	4.7	$180.4

(a)	The “expected to vest” options are the net unvested options that remain after applying the forfeiture rate assumption to total unvested options.

The aggregate intrinsic values in the table above represent the total pretax intrinsic value (the difference between the closing stock price of Fortive common stock on the last trading day of the first quarter of 2017 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on March 31, 2017. The amount of aggregate intrinsic value will change based on the price of Fortive’s common stock.

Stock Awards

The following summarizes information related to unvested Stock Award activity under the Stock Plan for the three months ended March 31, 2017 (in millions; except price per share):

	Number of Stock Awards	Weighted Average Grant-Date Fair Value
Unvested as of December 31, 2016	2.2	$39.20
Granted	0.6	56.69
Vested	(0.4)	35.88

Unvested as of March 31, 2017	2.4	$43.83

NOTE 9. COMMITMENTS AND CONTINGENCIES

For a description of our litigation and contingencies, reference is made to Notes 14 and 15 of our 2016 Annual Report on Form 10-K.

We generally accrue estimated warranty costs at the time of sale. In general, manufactured products are warranted against defects in material and workmanship when properly used for their intended purpose, installed correctly, and appropriately maintained. Warranty period terms depend on the nature of the product and range from 90 days up to the life of the product. The amount of the accrued warranty liability is determined based on historical information such as past experience, product failure rates or number of units repaired, estimated cost of material and labor, and in certain instances estimated property damage. The accrued warranty liability is reviewed on a quarterly basis and may be adjusted as additional information regarding expected warranty costs becomes known.

The following is a rollforward of our accrued warranty liability ($ in millions):

Balance, December 31, 2016	$65.0
Accruals for warranties issued during the period	17.6
Settlements made	(17.4)

Balance, March 31, 2017	$65.2

NOTE 10. NET EARNINGS PER SHARE

Basic EPS is calculated by dividing net earnings by the weighted average number of shares of common stock outstanding for the applicable period. Diluted EPS is similarly calculated, except that the calculation includes the dilutive effect of the assumed issuance of shares under stock-based compensation plans except where the inclusion of such shares would have an anti-dilutive impact. For the three months ended March 31, 2017 there were 1.8 million anti-dilutive options to purchase shares excluded from the diluted EPS calculation.

We were incorporated on November 10, 2015, accordingly, we had no shares or common equivalent shares outstanding prior to that date. The total number of shares outstanding on July 1, 2016, immediately before the Separation, was 345.2 million and is utilized for the calculation of both basic and diluted EPS for the period prior to the Separation.

Information related to the calculation of net earnings per share of common stock is summarized as follows ($ and shares in millions, except per share amounts):

	Net Earnings (Numerator)	Shares (Denominator)	Per Share Amount
For the Three Months Ended March 31, 2017:
Basic EPS	$199.7	347.0	$0.58
Incremental shares from assumed exercise of dilutive options and vesting of dilutive Stock Awards	—	4.5

Diluted EPS	$199.7	351.5	$0.57

For the Three Months Ended April 1, 2016:
Basic and diluted EPS	$182.0	345.2	$0.53

On January 24, 2017, we declared a regular quarterly dividend of $0.07 per share paid on March 31, 2017 to holders of record on February 24, 2017. For the three months ended March 31, 2017, cash dividend payment of $24.2 million was recorded as dividends to shareholders in the Consolidated Condensed Statement of Changes in Equity.

On April 13, 2017, we declared a regular quarterly dividend of $0.07 per share payable on June 30, 2017 to holders of record on May 26, 2017.

NOTE 11. SEGMENT INFORMATION

We operate and report our results in two business segments consisting of the Professional Instrumentation and Industrial Technologies segments. As of March 31, 2017, there have been no material changes in total assets or liabilities by segment since December 31, 2016. Segment results are shown below ($ in millions):

	Three Months Ended
	March 31, 2017	April 1, 2016
Sales:
Professional Instrumentation	$716.1	$697.4
Industrial Technologies	819.1	777.3

Total	$1,535.2	$1,474.7

Operating Profit:
Professional Instrumentation	$158.0	$146.0
Industrial Technologies	152.6	130.7
Other	(15.7)	(13.7)

Total	$294.9	$263.0

NOTE 12. RELATED-PARTY TRANSACTIONS

Revenue and Other Transactions Entered Into In the Ordinary Course of Business

Prior to the Separation, we operated as part of Danaher and not as a stand-alone company and certain of our revenue arrangements related to contracts entered into in the ordinary course of business with Danaher and its affiliates. Following the Separation, we continue to enter into arms-length arrangements in the ordinary course of business with Danaher and its affiliates, although certain agreements were entered into or terminated as a result of the Separation. Sales and purchases from these arrangements with Danaher were not material during the three months ended March 31, 2017 and April 1, 2016, respectively.

Fortive Corporation

Offer to Exchange

up to $300,000,000 1.800% Senior Notes due 2019 that have been registered under the Securities Act of 1933, as amended (the “Securities Act”) for any and all of our outstanding unregistered 1.800% Senior Notes due 2019

and

up to $750,000,000 2.350% Senior Notes due 2021 that have been registered under the Securities Act for any and all of our outstanding unregistered 2.350%

Senior Notes due 2021

and

up to $900,000,000 3.150% Senior Notes due 2026 that have been registered under the Securities Act for any and all of our outstanding unregistered 3.150%

Senior Notes due 2026

and

up to $550,000,000 4.300% Senior Notes due 2046 that have been registered under the Securities Act for any and all of our outstanding unregistered 4.300%

Senior Notes due 2046

Prospectus

May 17, 2017